Form 20-F
period 2003-03-31
CARLISLE HOLDINGS LTD
filed 2003-07-03
CIK 882505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19775

CARLISLE HOLDINGS LIMITED

(Exact name of Registrant as Specified in its Charter)

BELIZE

(Jurisdiction of Incorporation or Organization)

60 Market Square

Belize City, Belize

Central America

(Address of Principal Executive Offices)

Securities Registered or to be Registered pursuant to Section 12(b) of the Act:

None

Securities Registered or to be Registered pursuant to Section 12(g) of the Act:

Ordinary Shares each of no par value, each with an accompanying one-third of a Series A Preference Share purchase right

Securities for which there is a Reporting Obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares of no par value—61,765,820*

*	Includes 2,370,682 Shares held by subsidiaries of Carlisle Holdings Limited.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ITEM 17  ☐    ITEM 18  ☒

CARLISLE HOLDINGS LIMITED

Description			Page
		PART I

Item	1.	Directors, Senior Management and Advisers	1
Item	2.	Offer Statistics and Expected Timetable	1
Item	3.	Key Information	2
Item	4.	Information on the Company	7
Item	5.	Operating and Financial Review and Prospects	22
Item	6.	Directors, Senior Management and Employees	50
Item	7.	Major Shareholders and Related Party Transactions	54
Item	8.	Financial Information	54
Item	9.	The Offer and Listing	55
Item	10.	Additional Information	56
Item	11.	Quantitative and Qualitative Disclosures about Market Risk	64
Item	12.	Description of Securities other than Equity Securities	64

		PART II

Item	13.	Defaults, Dividend Arrearages and Delinquencies	65
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	65
Item	15.	Controls and Procedures	65

		PART III

Item	17.	Financial Statements*	66
Item	18.	Financial Statements	66
Item	19.	Exhibits	67
Signature			69

*	Registrant has responded to Item 18 in lieu of this Item.

Carlisle Holdings Limited Annual Report on Form 20-F for fiscal year ended March 31, 2003

The consolidated financial statements of Carlisle Holdings Limited (“CHL”) and its subsidiaries (together referred to herein as the “Company”) have been prepared in United States dollars (“US dollars” or “$”) in accordance with generally accepted accounting principles in the United States (“US GAAP”).

This Annual Report contains translations of certain amounts from various currencies into US dollars. The translations, except where expressly otherwise stated, of foreign currencies have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on the date of the information so translated. The translation of Belize dollars into US dollars has been made at a fixed rate of two Belize dollars to every one US dollar. This exchange rate has been fixed by the Government of Belize since 1976.

Certain statements in this Annual Report constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among others, overall economic and business conditions, the demand for the Company’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect the Company’s businesses and performance are set forth in CHL’s filings with the United States Securities and Exchange Commission.

PART I

Item 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below has been derived from the audited consolidated financial statements of the Company. The information presented below should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto and “Operating and Financial Review and Prospects”.

Consolidated income statement data

Year ended March 31	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Service Businesses:
Net sales (i)(ii)	1,194.7	1,246.5	1,240.7	1,144.1	968.2
Operating income (loss) (i)(ii)(iii)(iv)	24.8	20.8	(6.0)	25.9	12.7
Financial Services:
Net interest income	29.8	27.1	20.4	18.9	15.4
Operating income (v)	29.0	26.4	18.8	20.0	14.4
Associates (i)(vi)	4.9	3.1	7.3	17.8	9.3
Net income (i)(ii)(iii)(iv)(v)(vi)	36.2	23.2	3.5	56.7	32.4

	$	$	$	$	$
Basic earnings per ordinary share	0.61	0.39	0.06	0.98	0.76
Diluted earnings per ordinary share	0.61	0.39	0.06	0.90	0.71

Consolidated balance sheet data

At March 31	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Total assets (i)(ii)(iv)	1,083.3	1,015.0	988.9	871.5	784.7
Long-term debt	11.8	70.8	79.5	19.3	0.4
Total shareholders’ equity (i)(ii)(iv)	472.3	421.3	397.6	419.5	274.4

(i)	In January 2001, CHL acquired a 23.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”). At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary, with a 48.9 percent minority interest.
(ii)	In June 1999, CHL completed the merger with, and acquisition of Carlisle Holdings Limited (“Carlisle”) (since renamed Blackwood Limited). This transaction was accounted for by CHL using the “as-if” pooling of interests method of accounting.
(iii)	Includes restructuring and other non-recurring items of $1.2 million in the year ended March 31, 2003 (2002—$5.4 million; 2001—$9.2 million; 2000—$10.9 million; 1999—$11.4 million).

(iv)	With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminates the requirement to amortize goodwill and initiates an annual review for impairment. Accordingly, goodwill amortization for the year ended March 31, 2003 was nil (2002—nil; 2001—$8.8 million; 2000—$7.7 million; 1999—$5.1 million), all arising in the Services Businesses.
(v)	Includes restructuring and other non-recurring items of $1.5 million credit in the year ended March 31, 2003 (2002—$1.7 million credit; 2001—nil; 2000—$2.7 million credit; 1999—nil).
(vi)	Includes a net gain on disposal of certain associates of $5.4 million in the year ended March 31, 2000.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Belize

Belize has been an independent country since 1981. Prior to its independence, Belize (formerly known as British Honduras) was a colony of Great Britain. Since its independence, Belize has been engaged in a program of developing its industries and economic infrastructure and making improvements in basic social services. Belize is bordered by southern Mexico and by Guatemala, with which a long outstanding territorial dispute remains unresolved, although diplomatic relations were restored between the two countries in 1991. However, Belize has a long history of mostly peaceful coexistence with neighbouring countries, and has a stable democracy with successive governments that have encouraged foreign investment.

Foreign locations

The Company operates in a number of countries, including the United States, the United Kingdom and Belize.

The Company operates, and may in the future continue to operate, in certain selected countries in the Central American region with varying histories of political and economic stability. To date, the Company has focused on some of the more stable countries in the region though there can be no assurance that the currently favourable factors affecting these countries will not change.

Investment in a developing country, such as Belize, or any of the countries in Central America, can involve certain risks, including possible restrictions on transfers of income or assets, the restriction or elimination of foreign ownership of land or other assets, the restriction or prohibition of the transfer of income or assets outside of the country, or the appropriation of assets not domestically owned. In addition, countries in the region have historically been subject to, among other things, high inflation, difficulties in repatriation of capital, volatile exchange rates and possible unenforceability of contracts which, although CHL believes the region is improving in these areas, can be factors that may materially affect one or more of the Company’s businesses or investments from time to time.

Currency fluctuations

CHL’s United States operations have no material exposure to currency fluctuations. The Company is susceptible to currency fluctuations between US dollars, the Company’s reporting and functional currency, and UK pounds sterling, the operating currency of CHL’s United Kingdom businesses.

CHL’s strategy is to give preference to transactions involving companies with recurring convertible currency revenues or export markets to minimize the risk of restrictions on repatriation or the adverse effects of currency devaluations. CHL’s Belize operations are conducted in Belize currency which has been fixed by the Government of Belize at two Belize dollars to every one US dollar since 1976. There can be no assurance that the Government of Belize will maintain this rate and will not change its policy to allow the exchange rate to fluctuate in the future. A large devaluation of the Belizean dollar could have a material adverse effect on the Company’s earnings and CHL’s ability to pay dividends.

Preferential markets

Belize and certain other countries in Central America enjoy preferential market access to the European Union with regard to banana and sugar exports, and to the United States with regard to citrus, through the Caribbean Basin Initiative. There can be no assurance that the benefits accruing to those countries through these arrangements will not be adversely affected by changes in the European Union market or by the impact of the North American Free Trade Agreement with regard to the Mexican, Canadian and US markets. Any such adverse effect may impact the economic environment of the countries in the region, which may, in turn, adversely affect the Company’s operations.

Hurricanes

Serious hurricanes have affected Belize in the past, the worst of which were in 1931 and 1961. Less serious hurricanes occurred in 1978, 1998, 2000 and 2001. Depending on the extent of damage, a serious hurricane could have a material adverse effect upon the physical infrastructure of Belize and a consequential effect on the economic stability of Belize. This could, under certain circumstances, lead to increased lending activity to adversely affected businesses and consumers, yet it can also be expected generally to slow economic growth and have an overriding negative effect on the Belizean economy as a whole. Any such negative effect would materially affect the Company and its results of operations.

Governmental and regulatory factors

Governmental actions concerning the economies of those countries where CHL operates have had and could continue to have a significant effect on private sector entities such as CHL, and on market conditions, prices and returns on equity securities, including those of CHL.

The Company’s results of operations and the value of the ordinary shares of CHL may be affected by inflation, currency devaluation, interest rates, changes in Government policy (including foreign investment policy and taxation), social instability and other political, economic or diplomatic developments in or affecting Belize or other countries in which the Company operates. CHL cannot provide assurance that future developments in the Belizean or other relevant economies, over which CHL has no control, may not adversely affect the Company’s operations.

In 1990 an investment agreement was concluded between the Government of Belize and CHL (the “Investment Agreement”), which was evidenced, in part, through the subsequent enactment of Part XI of the International

Business Companies Act, 1990 of Belize, as amended (the “IBC Act”). CHL benefits substantially from the Investment Agreement and from its special status under the IBC Act. Specifically, CHL is exempt from all forms of taxes and duties in Belize for a period of 30 years. This period expires on April 30, 2020, but may be extended by the Minster of Finance of Belize. CHL may also issue shares to residents of Belize and make loans to its subsidiaries in Belize without obtaining exchange control permission.

Following rumors, during 2001, arising both in Belize and overseas, that the British Government was demanding the termination of the Investment Agreement as a prerequisite to the grant of any future debt relief to Belize under the Commonwealth Debt Initiative, CHL consulted its legal advisers in order to protect the interests of the Company and its shareholders. As a result, CHL’s legal advisers have put the Government of Belize on notice that any attempt to terminate, vary or otherwise interfere with CHL’s contractual rights under the Investment Agreement, whether through the actions of a third party or not, will be vigorously opposed by CHL through the courts or by whatever means CHL considers necessary.

Whilst, to date, it has not been necessary for CHL to take any further action against the Government of Belize, there can be no assurance that the Government of Belize will not terminate, renege on, or otherwise interfere with CHL’s contractual rights under the Investment Agreement. There can also be no assurance that the Government of Belize will not further modify, amend, repeal or enact rules, regulations or laws, including retroactive amendments, that will eliminate or curtail the benefit of these various concessions and rights.

There can be no assurance that the Government of Belize, nor any other government in countries in which the Company invests or operates, will not further modify, amend, repeal or enact rules, regulations or laws, including retroactive amendments, that will eliminate or curtail the benefit of the various concessions and rights applicable to the Company’s businesses and investments.

As an international business company under the IBC Act, CHL is deemed to be non-resident in Belize for exchange control purposes. Accordingly, there are no limitations currently in effect on the rights of non-residents of Belize to hold, transfer or vote shares in CHL. There can be no assurance, however, that the Government of Belize will not further modify, amend, repeal or enact rules, regulations or laws that will impose restrictions on the rights of non-Belizean investors to hold, transfer or vote shares in CHL.

Performance of businesses and investments

Facilities and Staffing Services:

CHL is planning to develop and expand its Facilities Services and Staffing Services divisions by a combination of organic growth and, in the medium term, selective acquisitions of businesses in existing or related activities. The Company is not dependent on any material individual customer, unusually competitive conditions, or other factors, other than normal market and general economic conditions. As a result of the current economic environments in both the United States and the United Kingdom, the Company is facing downward pressure on organic sales revenues and margins, which may continue dependent upon general economic conditions. Whilst this overall situation is being actively managed by the Company, principally though pricing and cost control measures, it is currently unclear as to what effect these overall market and economic conditions may have on the Company’s future operating and financial performance.

Telecommunication Services:

CHL continues to develop and expand its telecommunications business and services in order to meet the needs and demands of the economy of Belize as it develops. Belize Telecommunications’ revenues are subject to its ability to maintain a license from the Public Utilities Commission (the “PUC”), economic conditions generally in Belize and, in part, to economic conditions outside Belize, as a large amount of its revenues are derived from the utilization of overseas exchange services. On August 13, 2002, a new Telecommunications Act was made law, and it came into force on August 19, 2002. The new Telecommunications Act was drafted with the intent of introducing competition into the telecommunications industry and to better regulate, restructure and develop the telecommunications sector in Belize. Since December 29, 2002, Belize Telecommunications has been operating under a fifteen year non-exclusive individual license to provide all types of telecommunication services in Belize. There can be no assurance that the PUC will not cancel the license or amend the conditions attached to it. The PUC has also issued an individual license to another company to provide all types of telecommunications services in Belize. Further, the PUC has issued five class licenses to companies which allow those companies to provide only one type of telecommunications service in Belize. Most of the class licenses are for the provision of internet services, but the class license holders are not authorized to provide voice telephony services.

It is currently unclear as to what effect the new Telecommunications Act and competition will have on the telecommunications market in Belize and on the operating and financial performance of Belize Telecommunications.

Financial Services:

The Belize Bank Limited (the “Bank”) currently anticipates that its loan portfolio will continue to grow, although not necessarily at the same rate as in the past. As a result of this increase, the Bank’s historic loan loss experience may not be indicative of its future loan loss experience. As the Bank’s loan portfolio continues to grow, the Bank believes that loan losses will increase. Nevertheless, the Bank has adopted policies and procedures to deal with expected losses and to adjust its allowance for loan losses accordingly. The allowance for loan losses is believed by the Bank to be adequate to cover all known losses and any losses inherent in its loan portfolio.

Under regulations governing the Bank, the Central Bank of Belize (the “Central Bank”) is empowered, at any time, to revoke a banking license or impose or vary terms and conditions to which the license is subject on grounds set out in the regulations. There can be no assurance that the banking license granted to the Bank will not be cancelled or that conditions will not be attached to it in the future.

Regional investment:

The businesses of Grupo Agroindustrial CB, S.A. and related companies (together known as “NUMAR”) are subject to economic factors and conditions which CHL, due to the non-controlling nature of the Company’s investment, is not in a position to address directly other than through CHL’s active board participation. Furthermore, the performance of NUMAR is affected by world demand and supply conditions for edible oils, weather and crop factors and general economic conditions in Costa Rica.

Refinancing

The Company’s principal bank credit agreement expires on March 30, 2004 and, accordingly, all outstanding debt at March 31, 2003 has been classified as short-term debt in the consolidated balance sheet. The Company is currently reviewing its on-going financing requirements and is considering a number of financial options. The

Company currently expects new contractual financing arrangements to be in place before the expiry of the current bank credit agreement, which will fully meet the Company’s on-going requirements. However, there can be no absolute assurance that the Company will be able to enter into new contractual financing arrangements or that the terms of such arrangements will be comparable with the current bank credit agreement.

Terrorism

Terrorist acts or acts of war (wherever located around the world) may cause harm, damage or disruption to the employees, facilities, customers or suppliers of CHL and its subsidiaries and associates, which could have a material adverse effect on the Company’s earnings and financial position. The terrorist attacks that took place in the United States in September 2001 have created, and may continue to create, many economic and political uncertainties, some of which may adversely impact the Company’s businesses and resultant earnings. The long-term effects on the Company’s businesses of these, and any subsequent events, are unknown. The potential for future terrorist attacks, any national and international responses to such attacks, and other acts of hostility or war have created, and may continue to create, many economic and political uncertainties, which could adversely affect the Company’s businesses and earnings, in ways that cannot presently be predicted. In addition, as a multi-national company, with significant operations located in the United States, the Company may be impacted by actions against the United States. The Company is principally uninsured for losses and interruptions caused by terrorist acts and acts of war.

Controlling shareholder

CHL’s major shareholder is Lord Ashcroft, KCMG, Chairman of CHL, who as of June 30, 2003 beneficially owned and controlled 43,601,358 ordinary shares of CHL (70.6 percent of the issued and outstanding ordinary shares of CHL). CHL’s constitutional documents do not provide for cumulative voting in the election of directors. Consequently, as a result of his beneficial ownership, Lord Ashcroft controls CHL and retains the power to elect all of its directors and to determine the outcome of any action requiring shareholder approval.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Introduction

In January 2001, CHL acquired a 23.5 percent interest in Belize Telecommunications. At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated BTL as a subsidiary with a 48.9 per cent minority interest. In November 2001, CHL increased its interest in Belize Telecommunications to 51.7 percent with a resultant 48.3 percent minority interest.

In June 1999, CHL completed the merger with, and acquisition of the whole of the issued and outstanding ordinary shares of, Carlisle, a company incorporated in Guernsey, Channel Islands, whose shares were, at that time, traded on the Alternative Investment Market of the London Stock Exchange. Carlisle is a leading provider of outsourced facilities services and staffing services in the United Kingdom.

Carlisle’s facilities services business provides specialized contract cleaning and ancillary support services, and specialist security services, principally manned guarding, to major retail chains and other businesses in the United Kingdom. Carlisle’s staffing services business provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces in the United Kingdom and the Republic of Ireland.

In March 1998, CHL completed the merger with, and acquisition of the whole of the issued and outstanding ordinary shares of, Aaxis Limited (“Aaxis”), a company incorporated in Bermuda. At the time, this acquisition represented a significant development both operationally and geographically for CHL, and transformed the Company into a leading provider of outsourced facilities services in the United States. Aaxis owned OneSource Holdings, Inc., (“OneSource”), a company incorporated in the United States, which it acquired in January 1997.

Prior to the merger with and acquisition of Aaxis, CHL’s operations and investments were located principally in the Central American and Caribbean regions with a focus on financial services and certain significant equity investments.

CHL currently operates four service businesses—Facilities Services principally operating in the United States and the United Kingdom; Staffing Services operating in the United Kingdom and the Republic of Ireland; Telecommunication Services operating in Belize; and Financial Services principally operating in Belize.

CHL also continues to hold a significant equity investment in NUMAR.

History of CHL

CHL was established and incorporated in Belize in January 1987 as a general business corporation, originally for the purpose of acquiring the Bank, by a consortium of local Belizean businessmen and Lord Ashcroft, Chairman and principal shareholder of CHL.

In April 1987, the Bank acquired the four then existing branches of the Royal Bank of Canada’s Belizean banking operations originally established in 1912 and, at the same time, CHL acquired all of the issued share capital of the Bank by exchanging shares of CHL for shares of the Bank. At such time, Lord Ashcroft purchased a 75 percent interest in CHL and a group of other local Belizean investors acquired the remaining 25 percent interest in CHL.

In 1990, the Government of Belize undertook to improve the standing and visibility of Belize in the international business community by seeking to enhance the business climate for foreign investment. The Investment Agreement was concluded during that year between the Government of Belize and CHL, which was evidenced, in part, through the subsequent enactment of Part XI of the IBC Act. The IBC Act included certain provisions which allowed a special status international business company to obtain certain investment concessions on behalf of its trading subsidiaries in Belize in the form of lower corporate taxes and greater flexibility with regard to foreign exchange controls. In May 1990, CHL was reincorporated as an international business company under the IBC Act. The liability of the members of CHL is limited.

In connection with CHL’s reincorporation, its consolidated financial statements were restated on a historical basis to US dollars and US GAAP was adopted. These changes were principally made to facilitate understanding of CHL’s consolidated financial statements by US investors as part of CHL’s initial listing of its ordinary shares on the Nasdaq Small-Cap Market, as well as to facilitate convenient comparisons and understanding of associated filings made by it with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Between 1990 and 1994, the Company made a number of strategic investments in Belizean businesses. These included a 26.2 percent interest in Belize Telecommunications and a 20.0 percent interest in Belize Electricity Limited (“Belize Electricity”), following privatization of these operations by the Government of Belize.

In May 1994, CHL completed a public offering of 1.4 million ordinary shares. In addition, a further 0.7 million ordinary shares were purchased by the principal shareholder and certain other directors of CHL and officers of the Company. Following this offering, the consolidated shareholders’ equity of CHL was more than doubled to approximately $57 million and the repayment of all debt left CHL with virtually no leverage and significant cash funds. During fiscal 1995 and 1996, the Company used these funds for general corporate purposes and for the acquisition of new subsidiaries and associated companies consistent with CHL’s previous strategy to diversify into other business activities, principally in Central America and the Caribbean.

Since May 1995, the principal acquisitions and dispositions were as follows:

In October 1995, the Company acquired a 20.4 percent interest in Energia Global International Ltd. (“Energia Global”), a Bermudian company, which developed and invested in private power projects in Central America.

In December 1995, the Company acquired a 23.1 percent interest in NUMAR. These companies own edible oil processing and distribution operations and palm seed plantations principally in Costa Rica.

In November 1997, CHL agreed to buy a controlling interest in Aaxis in a share-for-share exchange transaction. CHL agreed to acquire Lord Ashcroft’s controlling interest in Aaxis on the basis of one new CHL ordinary share for each Aaxis ordinary share. This transaction was completed in February 1998. In March 1998, CHL offered to acquire, principally on the same basis as set out above, the remaining non-controlling minority interests in Aaxis. This transaction was completed in March 1998. In total, CHL issued 10.3 million new ordinary shares and paid $4.6 million in cash for the entire share capital of Aaxis.

As a consequence of the merger with and acquisition of Aaxis by CHL in 1998, the Company decided to sell its construction and property development, and hotel businesses and to redeploy the sales proceeds in the facilities services operations. These businesses were disposed of in May 1999.

In June 1999, CHL completed the merger with and acquisition of Carlisle, a company in which, at that time, Lord Ashcroft had a controlling interest. Prior to the merger becoming effective, in May 1999 CHL effected a three for one stock split under the terms of which shareholders of CHL each received two new ordinary shares of CHL for each one ordinary share then held. In connection with this stock split, CHL issued 22.5 million new ordinary shares. Under the terms of the merger agreement, shareholders in Carlisle each received one new ordinary share of CHL for every 43.058 Carlisle ordinary shares then held. Consequently, CHL issued 26.9 million new ordinary shares to Carlisle shareholders.

During the year ended March 31, 2000, the Company disposed of its entire interest in Belize Electricity and Energia Global.

In January 2001, CHL acquired from Lord Ashcroft a 23.5 percent interest in Belize Telecommunications. At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary with a 48.9 per cent minority interest. In November 2001, CHL increased its interest in Belize Telecommunications to 51.7 per cent.

The registered office of CHL is located at 60 Market Square, Belize City, Belize, Central America, telephone +501-227-2390, facsimile +501-227-4443. The subsidiary of CHL that supervises its affairs in the United States is Carlisle Management Services, Inc., which maintains offices at 7700 Congress Avenue, Suite 3214, Boca Raton, Florida, 33487, telephone 561-368-3899, facsimile 561-368-5033.

B. Business Overview

Business strategy

CHL’s main priority remains that of building shareholder value.

CHL remains committed to a strategy of development and growth both organically and, in the medium term, through selective acquisitions in its Facilities Services and Staffing Services divisions. CHL considers that the markets in which the Facilities Services and Staffing Services divisions of CHL operate are large and highly fragmented and that considerable opportunities exist for consolidation within these markets and within these service sectors generally, both in the United States and Europe.

CHL considers that there are opportunities to use the critical mass of the Facilities Services and Staffing Services divisions to develop and grow through organic growth and, in the medium term, through selective acquisitions. CHL’s strategy for these businesses is to group services, where appropriate, to meet customers’ different demands and to provide flexible, broadly based service packages to its customers. CHL believes that this business development strategy will enhance its recurring revenue base.

CHL considers that there are a number of ways to deliver strong performance, including improving customer retention; ensuring that existing services meet the highest standards; marketing higher margin services across the large, established customer base; adding selective acquisitions in the medium term to leverage the customer base; and leveraging technology to improve efficiency.

While these businesses operate in competitive markets, with limited barriers to entry, CHL is confident that its established management is well positioned to further develop its business operations organically and to take advantage of opportunities to acquire complementary businesses within the support services sector.

CHL’s strategy with regard to its Telecommunication Services business is to maximize shareholder value by managing and growing the business through the provision of both domestic and international telecommunication services within Belize. CHL may take advantage of any divestment opportunities which may arise.

CHL’s strategy with respect to its Financial Services business is to maintain and develop the Bank’s dominant position as the leading and largest banking institution in Belize and to provide an increasing complement of financial and non-financial products and services to individuals, corporations and other customers. The Bank, either directly or through other affiliates, intends to accomplish this through increased commercial and consumer lending, the introduction of new products and services, including internet banking, the offering of non-credit fee-generating administrative services and continued cost and service efficiencies. CHL intends to continue to expand its financial services business in line with economic growth and to enhance market share for particular products and services.

CHL’s strategy with regard to its equity investment in NUMAR is to maximize shareholder value either by continuing to hold the investment for the medium to long-term or by taking advantage of any divestment opportunities that may arise and which would allow CHL to redeploy the disposal proceeds and achieve a higher return on the shareholders’ funds employed. CHL will continue to monitor this investment in order to achieve capital appreciation, cash flow and an advantageous exit route—which may include a private sale or a public offering.

Industry overview—Facilities Services

The provision of facilities services is divided between in-house provided services and contracted-out (outsourced) services. The proportion of the market represented by each varies from country to country based on local conditions. CHL believes that the market for contracted-out services has been growing and will continue to grow as companies and public institutions seek to reduce their administrative and overhead costs by outsourcing their non-core business operations to contractors such as the Company.

The total size of the United States and United Kingdom market for facilities services is estimated by CHL to be approximately $162 billion in annual revenues, of which approximately 50 percent is estimated to be outsourced. CHL estimates that the Company has a market share of approximately one percent of the outsourced segment of the market.

The outsourced facilities services industry, principally the commercial, institutional and industrial building services market, is highly fragmented with many small, local suppliers in geographical sub-markets and few providers operating either nationally or internationally.

Business description—Facilities Services

The Facilities Services division operates in the United States through OneSource and in the United Kingdom principally through Carlisle Cleaning Services Limited (formerly LI Group Limited) and Carlisle Facilities Services Limited (formerly Capitol Security Services Limited), both trading under the name Carlisle Facilities Services (“Carlisle Facilities”).

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to major retail chains and other businesses principally in the retail, transport, distribution and public sectors.

OneSource has approximately 31,300 employees providing janitorial, landscaping, general repair and maintenance, and other specialized services for more than 10,000 commercial, institutional and industrial clients. Carlisle Facilities employs approximately 2,900 people who provide contract cleaning and support services and more than 2,300 officers as a leading provider of manned guards for retail and anti-terrorist security, at 1,200 sites throughout the United Kingdom.

The Facilities Services division currently has approximately $917 million in annual revenues, of which approximately 75 percent are generated from commercial cleaning services, such as janitorial services, interior construction clean-up, restroom cleaning, recycling, trash removal, window cleaning, blind and drapery maintenance, carpet and floor care, and hygiene and kitchen deep cleans.

In certain areas, the Company also offers its customers other services such as landscape management, metal and marble restoration, maintenance, pest control, engineering, aviation, speciality cleaning and manned guarding.

The Company provides cleaning services and products to substantially all types of commercial buildings including office buildings, large retail establishments, industrial plants, institutional buildings, government buildings, large residential buildings, hotels, educational institutions, airports, banks, theaters, warehouses, health institutions, public buildings and shopping malls.

The Facilities Services division is not dependent on any material individual customer, group of customers, industry or geographical sector, unusually competitive conditions, or other factors, other than normal market and general economic conditions.

The majority of customer contracts are obtained by competitive bidding. Contracts are typically written for an initial period of between one to three years and many have automatic renewal clauses. However, contracts are usually subject to termination by either party on the giving of 30 days’ notice. Most contracts are obtained through direct negotiations with the customer, however there is an increasing trend for major contracts to be put out for tender. CHL believes that this trend provides it with increasing opportunities for additional business because leading vendors are customarily invited to bid for major contracts. The cleaning and building facility services business is very price competitive and operating margins are typically lower than the division’s other business services.

The strategic focus of the Facilities Services division is on the development and marketing of high quality, customer-oriented outsourced services that are provided by well-motivated and trained employees to achieve and maintain the leading market position for its services. CHL expects both the level of service and service offerings to increase, as the market for outsourcing facilities services expands.

Industry overview—Staffing Services

The business of recruiting and providing temporary and contract staff across all sectors of the economy in the United Kingdom, together with permanent recruitment, is estimated by CHL at approximately $24 billion. The UK market is recognized as the largest in Europe and second largest in the world behind the United States.

In overall terms, over 90 percent of the market derives from temporary and contract staff recruitment services, with the balance being permanent placement services. The United Kingdom market is highly fragmented with the largest player having less than a 5 percent market share, and the top 20 companies having only an estimated 34 percent market share.

Business description—Staffing Services

The Staffing Services division operates in the United Kingdom and the Republic of Ireland and provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

The division operates in the marketplace under the ‘Carlisle Staffing Services’ brand for office, professional and industrial services, and under the ‘Celsian’ brand for the provision of teachers, nurses and social careers in the education, health and care markets. The division also has a developing role in managed human resource services.

The Staffing Services division is not dependent on any material individual client, group of clients, industry or geographical sector, unusually competitive conditions, or other factors, other than normal market and general economic conditions.

The Staffing Services division currently has approximately $222 million in annual revenues. Temporary and contract staffing services currently account for over 90 percent of the division’s revenues, with permanent placement staffing services accounting for the balance. The temporary and contract staffing revenues generated from the placement of temporary and contract staff is a source of business which CHL considers to be less susceptible to the effects of recession. The remaining revenues, which are derived from permanent placements, can be more susceptible to the effects of recession.

The Staffing Services division currently serves approximately 5,000 clients and is responsible for the placement of approximately 7,000 contracted temporary personnel per week. The division operates from more than 70 locations and trades under a number of recognized brand names in each of its defined markets.

The Staffing Services divisions’ principal strengths are recognized and respected brand names, a reputation for quality of service, an experienced management team, experienced operational staff, a presence across several service sectors, a wide range of clients, a good geographical spread of offices, and a tight focus on productivity and cost controls.

The strategic focus of the Staffing Services division is to continue to expand its geographic and sector penetration, to increase its activities in existing and new specialist areas and to develop in the growing markets for outsourced human resource management services. The Staffing Services division is pursuing a growth strategy that includes investment in and development of its current businesses combined with a selective acquisition strategy in the medium term to increase the size and scale of services within existing markets served and to enter new speciality sectors.

Industry overview—Telecommunication Services

Telecommunications in Belize has undergone rapid changes in the last few years with major technological advances including the convergence of telecommunications, information technology and broadcasting technologies. Regulation has played a key part. The telecommunications industry is critical to the development of Belize while acting as a catalyst for the growth of many other industries in Belize. In 2002, the Government of Belize established the PUC to safeguard the interests of consumers. Subsequently, in August 2002, a new Telecommunications Act came into force. The new Telecommunications Act was drafted with the intent of introducing competition into the telecommunications industry and to better regulate, restructure and develop the telecommunications sector in Belize. It is currently unclear as to what effect competition and the new Telecommunications Act will have on the telecommunications market in Belize.

Effective January 1988, Belize Telecommunications was granted an exclusive license to provide local, national and international telecommunications services in Belize for a period of 15 years. This license expired on December 28, 2002. Effective December 29, 2002, Belize Telecommunications was granted a non-exclusive fifteen year individual license to provide all types of telecommunication services in Belize. The PUC has also issued an individual license to another company to provide all types of telecommunications services in Belize. Further, the PUC has issued five class licenses to companies which allow those companies to provide only one type of telecommunications service in Belize. Most of the class licenses are for the provision of internet services, but the class license holders are not authorized to provide voice telephony services.

Belize has an area of approximately 9,000 square miles and a population of approximately 265,000 people. These are limiting factors for the telecommunications business in a country where economic growth historically has been modest. The telephone density is approximately 38 per 100 of the population.

Business description—Telecommunication Services

Since 1988, Belize Telecommunications has consistently made significant new investment in the expansion and development of telecommunications services in Belize. This has created one of the most advanced telecommunications systems in the Central American region and includes a state of the art network utilizing both fiber-optic and copper technologies, as well as wireless and cellular systems. During 2000, Belize Telecommunication’s fiber network was extended further in the west of the country, from Belmopan to Benque

Viejo, which has provided customers with additional services such as high-speed data transmission and multimedia services from Belize City all the way to the western border of Belize. In November 2001, Belize Telecommunications landed ARCOS, the Caribbean and Central American regional submarine cable system, in Belize, giving the country fiber-optic access to the United States and the rest of the region. Almost all of Belize Telecommunications customers are connected to digital exchanges. Belize Telecommunications services include cellular, voice mail, card phones and internet/e-mail services and constitute one of the widest ranges of telecommunications services available in the region. The installation of a new GSM mobile network was completed in December 2002. Belize Telecommunications will shortly launch its high-speed ADSL internet service as an alternative to its dial-up internet service. In preparation for competition, Belize Telecommunications introduced, in December 2001, the initial stage of its tariff rebalancing plan. Further tariff rebalancing is expected to take place in conjunction with the liberalization of the telecommunication market in Belize.

Belize Telecommunications is the largest domestic company in Belize with headquarters in Belize City, 17 branch offices spread throughout the country and with over 500 employees. At March 31, 2003, Belize Telecommunications had approximately 90,000 customer accounts including 22,000 residential, 10,000 commercial, 53,000 cellular and 5,000 internet customers. Belize Telecommunications also operates 480 public telephones and 100 community telephones in rural communities.

The Company owns a 51.7 percent interest in Belize Telecommunications, with a 48.3 percent minority interest.

The strategic focus of Belize Telecommunications is to continue to invest in infrastructure to take communications to the next level of technology, providing customers with greater efficiencies and preparing them for the rapidly changing global economy.

Business description—Financial Services

Financial Services are provided principally through the Company’s ownership of the Bank, the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches. The Bank’s branch network is located in each of the six regions of Belize. The principal operations of the Bank are commercial lending, consumer lending, deposit-taking and related banking activities. In addition, other CHL affiliates provide a range of other financial and related services including company formation and related accounting and administrative services, plus company registration services.

Commercial lending

The Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses with annual sales of less than $2.5 million and to certain larger Belizean businesses. Most commercial loans are variable rate loans based on the Bank’s prime rate and typically have maturities ranging from one to ten years. As these loans are generally repayable on demand, the Bank is protected against liquidity constraints. In addition, as the loans are granted on a variable rate basis, the Bank is protected against interest rate risk. The 20 largest commercial borrowers represented approximately 34 percent of the Bank’s total loan portfolio at March 31, 2003.

Under Belizean law, there are no restrictions on the extent to which the Bank may extend credit to companies or businesses engaged in any particular sector of the economy, though approval of the Central Bank is required for any lending to one customer which exceeds 25 percent of the Bank’s equity.

Consumer lending

The Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. The Bank offers collateralized and non-collateralized personal financing, mostly for consumer items. The Bank makes its credit decisions based upon both the credit history of the individual borrower and the existence of supporting collateral. Approximately 42 percent in value of consumer loans are covered by collateral.

Consumer loans are comprised principally of consumer installment loans, which are repayable on demand, with fixed interest terms, and are generally subject to a maximum amount of $25,000. In practice, consumer loans typically have maturity terms of up to five years.

The loss rate in the consumer loan portfolio is normally higher than other loans, offsetting to some extent the higher yields obtained from these loans. The Bank continues to monitor the risks associated with both collateralized and non-collateralized personal credits through personal knowledge of the client, careful monitoring of payment histories and a thorough credit review prior to loan disbursement.

Other lending

Other lending comprises residential mortgage loans and commercial mortgage loans including construction loans. Although technically granted on a demand basis, mortgage loans generally have maturities of up to 10 to 15 years with variable interest rates. Residential loans are primarily to higher net worth individuals and are generally granted in amounts not greater than 60 percent of the appraised fair market value of the property.

Deposit-taking and funding

The Bank currently offers several types of deposit accounts including demand deposits, savings deposits and term deposits. Demand deposits pay no interest other than to a few selected customers. Savings deposits pay semi-annual interest of 5 percent or 6 percent per annum depending on the balance maintained, and are repayable on demand. The Central Bank mandates that a minimum rate of 4.5 percent per annum must be paid on ordinary savings deposits. Term deposits (certificates of deposit), which require a minimum deposit of $2,500, have various rates of interest and provide for a penalty upon early withdrawal.

Most deposits are denominated in Belizean dollars, but the Bank also offers foreign currency deposits (mainly US dollars). Rates on foreign currency demand and term deposits are based on international market rates. There is no deposit insurance system in effect in Belize.

The Bank funds itself primarily through deposits. Savings accounts and term deposits represent approximately 70 percent of the Bank’s liabilities. The Bank has Belize’s largest deposit base with approximately 55,000 savings and demand accounts. At March 31, 2003, the Bank held a 47 percent share of the Belizean banking system’s total deposits, a 42 percent share of total Belizean dollar deposits and an 85 percent share of foreign currency deposits according to the Central Bank. In each of these deposit markets, the Bank is believed to hold the leading market share of all financial institutions operating in Belize.

Other activities

The Bank also derives income from foreign exchange transactions related to trade, and from various customer service and letter of credit fees, credit card fees, safe deposit boxes, point of sale machines, ATM and other fee-based services.

International operations

In May 1999, through a subsidiary of the Bank, the Company opened a banking operation in the Turks and Caicos Islands. Except for this investment, the Bank does not operate any branches abroad or hold any investments in offshore banking affiliates. The Bank engages in international transactions by providing international drafts and money orders, telegraphic fund transfers, American Express travelers cheques, documentary collections and letters of credit. The Bank facilitates international transactions through its correspondent banking relationships with certain major US and Canadian banks.

Risk controls

The Bank’s lending practices are sustained by its credit analysis standards, which include strict application of standard credit analysis techniques. Applications for credit facilities are subject to a strict credit review procedure, with any loan over $125,000 requiring approval of the credit committee of the Bank. The Bank has established general loan policies and ongoing analysis techniques for (i) evaluation of credit, (ii) lending limits to a single customer or economic group, (iii) maximum terms of loans, (iv) collateral requirements for certain types of loans and their valuation, (v) economic sector performance, and (vi) continuing detailed monitoring, review and management of the loan portfolio.

Non-accrual loan portfolio

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but uncertain as to the ability of the borrower to fully comply with the loan terms. At March 31, 2003, the Bank’s non-accrual loans as a percentage of total loans represented 2.9 percent.

Allowance for loan losses

The Bank’s management calculates its loan loss provision for a given period based on a loan-by-loan review giving consideration to, among other factors, actual loan loss experience, the present and prospective condition of the relevant borrower and its related industry, general economic conditions prevailing at the time and estimated recovery from any assets held as collateral or recovery from litigation. At March 31, 2003, the allowance for loan losses as a percentage of total loans was 1.7 percent, and as a percentage of non-accrual loans was 61.0 percent.

The Bank’s policy with regard to collection procedures is to contact the borrower upon an installment of principal or interest becoming past due. In the event payment is not forthcoming as a result of written notice or personal contact, legal action is commenced. Belize law facilitates legal proceedings for collections. The legal process depends on the type of security collateralizing the loan. Typically real estate is sold by public auction and other assets by either public auction or private treaty. For a non-collateralized loan, judgement is obtained from the court and personal assets of the customer seized.

Investment in NUMAR

The Company has a 23.6 percent equity interest in NUMAR. NUMAR owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where they are market leaders in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. NUMAR’s plantations now encompass more than 65,000 acres of African palm plantations principally in Southeast Costa Rica.

NUMAR is a local market leader in its main product areas and is expected to continue to take advantage of international market opportunities and further consolidate market strength, particularly through product and positioning improvement and new product introductions. CHL currently anticipates that the Company’s ultimate exit strategy will either be a private sale or a listing of NUMAR on an international stock exchange.

Competition

Facilities Services

CHL believes that the facilities services sector is highly competitive, and that such competition is based primarily on price and quality of service. Customers keep the performance, quality and price competitiveness of their contractors under continuous review.

The Company’s competitors include a large number of regional and local companies located in major cities throughout the United States and the United Kingdom together with a small number of national and international providers.

Staffing Services

CHL considers that the staffing services sector is highly competitive, and that such competition is primarily based on service and price.

The Staffing Services division competes with a certain number of national providers and a significant number of smaller regional and local providers.

Telecommunication Services

Effective December 29, 2002, Belize Telecommunications operates under a non-exclusive license to provide telecommunication services in Belize until December 29, 2017. The PUC has also issued an individual license to another company to provide all types of telecommunications services in Belize. Further, the PUC has issued five class licenses to companies which allow those companies to provide only one type of telecommunications service in Belize. Most of the class licenses are for the provision of internet services, but the class license holders are not authorized to provide voice telephony services. It is currently unclear as to what effect competition will have on the telecommunications market in Belize.

Financial Services

The Bank competes with First Caribbean International Bank plc, The Bank of Nova Scotia, Atlantic Bank Limited, Alliance Bank of Belize Limited and Provident Bank & Trust of Belize Limited, the only other banks operating in Belize according to the Central Bank. The rates paid by banks on deposits, the rates charged by banks on loans, the products sold, the services provided and the bank’s reputation each affect the competitive position of a bank. Although the Bank benefits by operating from a wider network of branches within Belize than any of its competitors, First Caribbean International Bank plc and The Bank of Nova Scotia are members of major international banking networks which are of a greater size and net worth than CHL and which provide international support for their Belizean operations.

Regulation

Regulation of Carlisle Holdings Limited

Prior to May 1990, CHL was organized under the Companies Act of Belize as a general business corporation. In 1990, with the adoption of the IBC Act, CHL became an international business company.

As an international business company, CHL is entitled to certain benefits, the most important of which are exemption from income tax in Belize, the right to pay dividends free from income tax in Belize and to be deemed non-resident in Belize for Belizean exchange control purposes.

An international business company is required to maintain a registered office and appoint a registered agent in Belize. The Bank acts as registered agent to a number of international business companies including CHL.

In addition to the above, the IBC Act permitted the grant of special status under the IBC Act which was granted to CHL in May 1990. The grant of this special status confers a number of additional taxation and other benefits upon CHL and its subsidiaries. Specifically, CHL is permitted to own an interest in real property in Belize and manage funds belonging to residents of Belize. CHL is also exempted from all forms of taxes and duties in Belize for a period of 30 years, expiring April 30, 2020 (which period may be extended by the Minister of Finance of Belize), may issue shares to residents of Belize and make loans to its subsidiaries in Belize without obtaining exchange control permission, is permitted to pay dividends with no Belizean local tax and is deemed to be non-Belizean for the purposes of domestic foreign exchange regulations.

Regulation of Telecommunication Services

The provision of telecommunications and related services was previously governed by the Telecommunications Act, 1987 of Belize. A new Telecommunications Act, the Belize Telecommunications Act, 2002, was made law on August 13, 2002, and came into force on August 19, 2002. Neither the IBC Act nor the new Telecommunications Act imposes any restrictions or limitations on CHL due to its current or future ownership interest in Belize Telecommunications.

The new Telecommunications Act empowers the PUC to grant licenses to operators to provide telecommunications services. The PUC has wide powers in defining the contents of a license and may attach conditions to any license. Breach of a condition of the license may lead to the cancellation of the license at the discretion of the PUC. The PUC is also responsible for safeguarding the interests of consumers. The new Telecommunications Act was drafted with the intent of introducing competition into the telecommunications industry and to better regulate, restructure and develop the telecommunications sector in Belize.

Effective December 29, 2002, Belize Telecommunications was granted a non-exclusive individual license to operate local, national and international telecommunications services in and from Belize for a period of 15 years.

Regulation of Financial Services

The Belize Bank Limited

The Bank’s business in Belize is governed by the Banks and Financial Institutions Act, 1995 of Belize (“BFIA”) and is supervised by the Minister of Finance of Belize and by the Central Bank. The BFIA came into effect in January 1996 replacing the Banking Act of Belize which had previously regulated the Bank’s business. Any financial institution which carries on a banking business in or from Belize must obtain a banking license and conduct its business in accordance with the requirements of the BFIA. The BFIA requirements relate, among other things, to maintenance of capital and reserves by a licensed financial institution, maintenance of a reserve fund, minimum holdings of approved liquid assets, submission of returns and accounts to the Central Bank, disclosure of financial information, the production of books, and powers of investigation by the Central Bank. The Central Bank also conducts a regular inspection and review of the operations of each licensed financial institution in Belize, which takes place approximately once every 18 months.

Capital requirements and reserves

The BFIA requires commercial banks, such as the Bank, to maintain shareholder’s equity at a minimum of 9 percent of the Bank’s total risk weighted assets. The BFIA also requires commercial banks to maintain an amount equivalent to 24 percent of average deposit liabilities in the form of approved liquid assets, principally Government of Belize securities, balances with the Central Bank and deposits with other banks. An amount equivalent to 6 percent of average deposit liabilities must also be maintained as a non-interest-bearing deposit with the Central Bank.

The following table sets forth the key ratio requirements of the BFIA and the actual ratios of the Bank at March 31, 2003 and at June 25, 2003:

	Minimum required	Actual ratio March 31, 2003	Actual ratio June 25, 2003
Shareholder’s equity: Total risk weighted assets	9.0%	20.5%	20.3%
Average liquid assets: Average deposits	24.0%	33.9%	29.5%
Central Bank balance: Average deposits	6.0%	6.2%	6.1%

Under the BFIA, the Central Bank, with the approval of the Minister of Finance of Belize, is empowered, at any time, to revoke a banking license or impose or vary terms and conditions to which the license is subject on grounds set out in the BFIA. These grounds include contravention of the BFIA or regulations thereunder, failure to comply with a directive of the Central Bank and the inadequacy of the licensee’s assets in meeting its liabilities. While CHL and the Bank believe their relationships with the Central Bank are good, there can be no assurance that the banking license granted to the Bank will not be cancelled or that conditions will not be attached to it in the future.

Regulation of investment in NUMAR

The Company’s investment in NUMAR is subject to the regulatory environment in Costa Rica and the countries in which those companies operate. The Government of Costa Rica enforces price regulation in relation to certain key commodities in the edible oils market. The pricing of regulated commodities may be adjusted, upwards or downwards, by the Government of Costa Rica at any time, although the practice of the relevant Ministry has been to indicate to producers prior to each year, after discussions, the Government’s intentions in relation to relevant price regulation for that year.

Trademarks

The Company believes that it owns or is licensed to use all corporate names, trade names, trademarks, service marks, copyrights, patents and trade secrets which are material to the Company’s operations.

C. Organizational Structure

CHL is the parent company of the group and, through its subsidiaries, provides strategic management for the Company and coordinates the Company’s activities. CHL also provides centralized controlling, treasury, and service functions to the Company, as well as communications, capital markets and investor relation functions. CHL’s operating activities are organized into four business units, each of which is responsible for managing its own day-to-day business. The following table sets forth the name and country of incorporation of each of the subsidiaries which serves as a parent company within the business unit.

Company	Country
Facilities Services:
OneSource Holdings, Inc.	USA
Carlisle Cleaning Services Holdings (UK) plc (formerly LI Holdings (UK) plc)	UK
Carlisle Facilities Group (UK) plc (formerly Capitol Group (UK) plc)	UK

Staffing Services:
Carlisle Staffing Services Holdings Limited	UK

Telecommunication Services:
Belize Telecommunications Limited (51.7%)	Belize

Financial Services:
The Belize Bank Limited	Belize

All subsidiaries are 100 percent owned unless otherwise stated.

D. Property, Plant and Equipment

Belize

The Bank’s branch network consists of 12 branches, of which eight are located in properties owned by the Bank and four in properties leased by the Bank. The Bank also owns three other properties in Belize used as managers’ residences. Belize Telecommunications owns 53 properties and rents or leases 31 properties in Belize.

United States and United Kingdom

In the United States, the Company owns two properties and rents or leases approximately 109 properties that are utilized in the management and administrative functions of the operations. In the United Kingdom, the Company owns two properties and rents or leases approximately 91 properties that are utilized in the management and administrative functions of the operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

In January 2001, CHL acquired a 23.5 percent interest in Belize Telecommunications. At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary, with a 48.3 percent minority interest. In November 2001, CHL increased its interest in BTL to 51.7 per cent. Further details are set out in notes 11 and 26 (ii) to the consolidated financial statements.

With effect from April 1, 2001, the Company applied the provisions of SFAS 142, which eliminates the requirement to amortize goodwill and initiates an annual review for impairment. Further details are set out in notes 2 and 12 to the consolidated financial statements.

During the year, the Company was engaged in four service businesses. Facilities Services principally operating in the United States and the United Kingdom; Staffing Services operating in the United Kingdom and the Republic of Ireland, Telecommunication Services operating in Belize; and Financial Services principally operating in Belize.

Facilities Services:

The Facilities Services division operates in the United States under the name OneSource, and in the United Kingdom under the names Carlisle Cleaning Services Limited (formerly LI Group Limited) and Carlisle Facilities Services Limited (formerly Capitol Security Services Limited), both trading under the name Carlisle Facilities Services.

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities Services provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to major retail chains and other businesses principally in the retail, transport, distribution and public sectors in the United Kingdom.

Staffing Services:

The Staffing Services division, principally through Carlisle Staffing plc, operates in the United Kingdom and the Republic of Ireland under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

Telecommunication Services:

Telecommunication Services are provided principally through Belize Telecommunications, which is a licensed provider of local, national and long distance telecommunication services in Belize. CHL holds a 51.7 percent interest in Belize Telecommunications.

Financial Services:

Financial Services are provided principally through the Bank, a full service commercial and retail banking operation in Belize.

Associates:

CHL’s equity investment comprises 23.6 percent of NUMAR, which has interests in agro-processing and distribution operations principally in Costa Rica.

The information presented below should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto.

Operating Results

Year ended March 31	2003	2002	2001
	$m	$m	$m
Service Businesses
Net sales	1,194.7	1,246.5	1,240.7
Cost of sales	(995.6)	(1,036.3)	(1,045.6)
Selling, general and administrative expenses	(166.6)	(176.8)	(185.5)

	32.5	33.4	9.6
Corporate expenses	(6.5)	(7.2)	(6.4)
Restructuring and other non-recurring items	(1.2)	(5.4)	(9.2)

Operating income (loss)—Service Businesses	24.8	20.8	(6.0)

Financial Services
Interest income	39.0	35.3	30.7
Interest expense	(9.2)	(8.2)	(10.3)

Net interest income	29.8	27.1	20.4
Provision for loan losses	(0.7)	(0.4)	(0.5)
Net non-interest expense	(1.6)	(2.0)	(1.1)
Restructuring and other non-recurring items	1.5	1.7	—

Operating income—Financial Services	29.0	26.4	18.8

Total operating income	53.8	47.2	12.8
Associates	4.9	3.1	7.3
Interest income	0.3	0.6	0.9
Interest expense	(6.6)	(6.8)	(6.8)

Income before income taxes	52.4	44.1	14.2
Income taxes	(10.0)	(11.9)	(7.7)

Income after income taxes	42.4	32.2	6.5
Minority interests	(6.2)	(9.0)	(3.0)

Net income	36.2	23.2	3.5

Facilities Services operations

Year ended March 31	2003	2002	2001
	$m	$m	$m
Net sales	917.2	973.5	1,019.8
Cost of sales	(812.6)	(861.3)	(893.5)

Gross profit	104.6	112.2	126.3
Selling, general and administrative expenses	(101.1)	(115.5)	(135.4)

	3.5	(3.3)	(9.1)
Restructuring and other non-recurring items	(0.9)	(4.9)	(1.8)

Operating (loss) income	2.6	(8.2)	(10.9)

Gross margin percentage	11.4%	11.5%	12.4%
Operating margin percentage	0.3%	(0.8%)	(1.1%)
Adjusted operating margin percentage*	0.4%	(0.3%)	(0.9%)

*	Before restructuring and other non-recurring items

Sales in fiscal 2003 compared with fiscal 2002 decreased by $56.3 million (5.8 percent), principally due to the discontinuance of certain low margin contracts, the net effect of new contracts won and contracts lost in a price competitive market and the closure or winding down of certain under-performing, non-core businesses.

Sales in fiscal 2002 compared with fiscal 2001 decreased by $46.3 million (4.5 percent), principally due to the discontinuance of certain low margin contracts and the net effect of new contracts won and contracts lost in a price competitive market.

Gross margin percentage (comprising gross profit as a percentage of net sales) marginally declined to 11.4 percent in fiscal 2003 compared to 11.5 percent in fiscal 2002. The discontinuance of low margin contracts and the on-going control of labor costs has helped stabilize gross margins, despite a reduction in revenues.

Gross margin percentage declined to 11.5 percent in fiscal 2002 compared to 12.4 percent in fiscal 2001, due principally to increased labor and related costs and competitive downward pressure on sales revenues.

Selling, general and administrative expenses declined in fiscal 2003 compared with fiscal 2002. During fiscal 2003, in the context of a decline in sales revenues in some sectors, the Company focused on the reduction of back office processing costs and headcount reductions both at corporate and field level, together with data communication and management information system improvements.

Selling, general and administrative expenses declined significantly in fiscal 2002 compared with fiscal 2001, principally due to goodwill amortization and a reduction in provisions for doubtful receivables and receivable write-offs in fiscal 2002. In fiscal 2001, there was a significant increase in this charge following a major systems conversion that resulted in significant one-time charges of approximately $30.0 million to account for problems in invoice collection and current year receivable provisions, write offs and other related costs. Following the application of SFAS 142, goodwill amortization in fiscal 2002 amounted to nil compared to $6.5 million in fiscal 2001.

Adjusted operating margin percentage (comprising operating income before restructuring and other non-recurring items as a percentage of net sales) amounted to 0.4 percent in fiscal 2003 compared with (0.3) percent in fiscal 2002. This reflected a decrease in selling, general and administrative expenses, offset by a marginal decline in gross margin.

Adjusted operating margin percentage amounted to (0.3) percent in fiscal 2002 compared with (0.9) percent in fiscal 2001. This reflected a decrease in selling, general and administrative expenses, offset by a decline in gross margin.

During fiscal 2003, the Company continued to review its operational and administrative structure in the context of a decline in sales revenues, and a certain number of employees were terminated. The restructuring plan resulted in a net charge for restructuring and non-recurring items of $0.9 million.

During fiscal 2002, the Company reviewed its operational and administrative structure, following which a number of employees were terminated and office closings effected. The restructuring plan resulted in a net charge for restructuring and non-recurring items of $4.9 million.

During fiscal 2001, due to acquisition and other activity in the period, the Company reviewed its operational and administrative structure, following which a number of employees were terminated and office closings effected. The restructuring plan resulted in a net charge for restructuring and other non-recurring items of $1.8 million.

Details of restructuring and other non-recurring items are more fully described in note 4 to the consolidated financial statements.

As a result of the current economic environments in both the United States and the United Kingdom, the division is facing downward pressure on organic sales revenues and margins, which may continue dependent upon general economic conditions, This situation is being actively managed by the Company with a primary focus on four key business elements, which include customer retention, labor cost control, receivables management and overhead cost reductions.

Staffing Services operations

Year ended March 31	2003	2002	2001
	$m	$m	$m
Net sales	222.3	217.5	207.5
Cost of sales	(164.0)	(159.4)	(147.1)

Gross profit	58.3	58.1	60.4
Selling, general and administrative expenses	(48.5)	(47.4)	(48.4)

	9.8	10.7	12.0
Restructuring and other non-recurring items	(0.3)	(0.8)	(1.4)

Operating income	9.5	9.9	10.6

Gross margin percentage	26.2%	26.7%	29.1%
Operating margin percentage	4.3%	4.6%	5.1%
Adjusted operating margin percentage*	4.4%	4.9%	5.8%

*	Before restructuring and other non-recurring items

Sales in fiscal 2003 compared with fiscal 2002 increased by $4.8 million (2.2 percent), principally due to the effect of acquisitions during the year and a favorable average exchange rate compared to the prior year, offset by a decline in revenues as a result of economic conditions.

Sales in fiscal 2002 compared with fiscal 2001 increased by $10.0 million (4.8 percent), principally due to the effect of acquisitions during the year.

Gross margin percentage declined to 26.2 percent in fiscal 2003 compared to 26.7 percent in fiscal 2002, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Gross margin percentage declined to 26.7 percent in fiscal 2002 compared to 29.1 percent in fiscal 2001, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Selling, general and administrative expenses increased slightly in fiscal 2003 compared with fiscal 2002. This reflected the effect of acquisitions, which was partially offset by disciplined cost control measures.

Selling, general and administrative expenses increased slightly in fiscal 2002 compared with fiscal 2001, before taking into account goodwill amortization of nil in fiscal 2002 (2001—$2.3 million), following the application of SFAS 142.

Adjusted operating margin percentage declined to 4.4 percent in fiscal 2003 from 4.9 percent in fiscal 2002, principally due to the impact of the reduced gross margin explained above and an increase in selling, general and administrative costs.

Adjusted operating margin percentage declined to 4.9 percent in fiscal 2002 from 5.8 percent in fiscal 2001, principally due to the impact of the reduced gross margin explained above.

Details of restructuring and other non-recurring items are described in note 4 to the consolidated financial statements.

With a few niche exceptions, demand for both permanent placements and temporary and contract workers remains depressed, making growth in organic sales revenues and margins a challenge, which may continue dependent upon general economic conditions. Disciplined cost control measures remain a high priority.

Telecommunication Services operations

Year ended March 31	2003	2002	2001
	$m	$m	$m
Net sales	55.2	55.5	13.4
Cost of sales	(19.0)	(15.6)	(5.0)

Gross profit	36.2	39.9	8.4
Selling, general and administrative expenses	(17.0)	(13.9)	(1.7)

	19.2	26.0	6.7
Restructuring and other non-recurring items	—	0.4	—

Operating income	19.2	26.4	6.7

Gross margin percentage	65.6%	71.9%	62.7%
Operating margin percentage	34.8%	47.6%	50.0%
Adjusted operating margin percentage*	34.8%	46.8%	50.0%

*	Before restructuring and other non-recurring items.

The results of operations in fiscal 2001 comprise the period ended March 31, 2001, during which Belize Telecommunications was a subsidiary of CHL.

Sales in fiscal 2003 compared with fiscal 2002 decreased by $0.3 million (0.5 percent), which represents the effect of organic growth, principally in the prepaid cellular market and in both national and international usage, offset by the effects of a rebalancing of the tariff pricing structure carried out in December 2001.

Sales in fiscal 2002 compared with a full year period in fiscal 2001 increased by $5.3 million (9.6 percent) due to organic growth principally in the prepaid cellular market and in both national and international usage.

Gross margin percentage declined to 65.6 percent in fiscal 2003 compared with 71.9 percent in fiscal 2002, principally due to the effects of the tariff price rebalancing.

Gross margin percentage increased to 71.9 percent in fiscal 2002 compared with 62.7 percent in fiscal 2001, principally due to economies of scale in costs related to the prepaid cellular operations.

Selling, general and administrative expenses increased in fiscal 2003 compared with fiscal 2002, principally due to the additional carrying value of the GSM network and legal and other fees related to the new regulatory framework.

Selling, general and administrative expenses increased in fiscal 2002 compared with a full period in fiscal 2001, principally due to increased levels of business activity and professional and related costs in relation to the license renewal.

Adjusted operating margin declined to 34.8 percent in fiscal 2003 from 46.8 percent in fiscal 2002, due to the decrease in gross margin percentage and increased selling, general and administrative expenses explained above.

Adjusted operating margin declined to 46.8 percent in fiscal 2002 from 50.0 percent in fiscal 2001, due to increased selling, general and administrative expenses explained above.

Details of restructuring and other non-recurring items are described in note 4 to the consolidated financial statements.

It is currently unclear as to what effect competition will have on the telecommunications market in Belize, but further tariff price rebalancing is expected to take place in conjunction with the liberalization of the telecommunications market.

Corporate expenses

Corporate expenses comprise administrative, legal and general corporate expenses net of other income and include all central costs not directly connected with the operational management of the Company’s businesses which are responsible for their own corporate overheads.

Corporate expenses declined in fiscal 2003 to $6.5 million from $7.2 million in fiscal 2002, principally due to a decrease in professional fees incurred at the corporate level.

Corporate expenses increased in fiscal 2002 to $7.2 million from $6.4 million in fiscal 2001, principally due to an increase in professional fees incurred at the corporate level.

Details of restructuring and other non-recurring items are described in note 4 to the consolidated financial statements.

Financial Services operations

Year ended March 31	2003	2002	2001
	$m	$m	$m
Interest income	39.0	35.3	30.7
Interest expense	(9.2)	(8.2)	(10.3)

Net interest income	29.8	27.1	20.4
Provision for loan losses	(0.7)	(0.4)	(0.5)

Net interest income after provision for loan losses	29.1	26.7	19.9
Non-interest income	7.5	7.2	6.9
Non-interest expense	(9.1)	(9.2)	(8.0)

	27.5	24.7	18.8
Restructuring and other non-recurring items	1.5	1.7	—

Operating income	29.0	26.4	18.8

The components of the Bank’s interest income are as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Interest and fees on loans	37.5	33.2	27.3
Interest on deposits with banks (i)	0.4	1.0	2.3
Interest on Government of Belize and other securities (ii)	1.1	1.1	1.1

	39.0	35.3	30.7

(i)	Primarily consists of deposits with correspondent banks located in the United States.
(ii)	Primarily consists of Government of Belize securities held by the Bank.

The increases in interest income in fiscal 2003 and fiscal 2002 were primarily the result of increases in the average volume of the Bank’s portfolio of loans. The average volume of the Bank’s loan portfolio for fiscal 2003 was $256.5 million, a 22.0 percent increase over the fiscal 2002 average balance of $210.3 million, which in turn represented a 24.0 percent increase over the fiscal 2001 average balance of $169.6 million.

Interest income on deposits with banks declined in fiscal 2003 by 60.0 percent compared to fiscal 2002 reflecting a decrease in the average yield on deposits held with correspondent banks from 3.0 percent in fiscal 2002 to 1.0 percent in fiscal 2003.

Interest income on deposits with banks declined in fiscal 2002 by 56.5 percent compared to fiscal 2001 reflecting a decrease in the average volume of deposits held with correspondent banks from $38.0 million in fiscal 2001 to $33.3 million in fiscal 2002 and a decrease in the average yield on deposits held with correspondent banks from 6.0 percent in fiscal 2001 to 3.0 percent in fiscal 2002.

As a matter of policy, the Bank seeks to maximize returns on funds not otherwise disbursed as loans and the Bank expects in the future to continue to place under-utilized funds in government securities and with other banks as appropriate.

The components of the Bank’s interest expense are as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Interest on deposits	9.2	8.2	10.3

The Bank’s interest expense increased in fiscal 2003 compared with fiscal 2002, principally as a result of an increased volume of deposits held with the Bank.

The Bank’s interest expense declined in fiscal 2002 compared with fiscal 2001, due primarily to lower average interest rates paid on deposits placed with the Bank from 4.8 percent in fiscal 2001 to 3.6 percent in fiscal 2002.

Year ended or as at March 31	2003	2002	2001
	$m	$m	$m
Average balance of Bank’s deposits	266.5	228.0	214.7
Local deposits	181.3	159.3	159.0
Foreign deposits	110.0	73.7	70.2
Total deposits	291.3	233.0	229.2
Total deposits—Commercial Banking System*	542.2	509.0	490.0

Number of deposits	58,000	54,000	51,000

*	According to the Central Bank

The Bank’s net interest income increased 10.0 percent to $29.8 million in fiscal 2003 from $27.1 million in fiscal 2002. This increase was primarily due to an increased level of interest income offset by an increased level of interest expense.

The net interest spread and net interest margin declined to 9.3 percent and 9.8 percent, respectively, in fiscal 2003, from 10.2 percent and 10.6 percent, respectively, in fiscal 2002. The reduced spread and margin were largely due to a lower average rate earned on loans and an increased average deposits balance.

The Bank’s net interest income increased 32.8 percent to $27.1 million in fiscal 2002 from $20.4 million in fiscal 2001. This increase was primarily due to an increased level of interest income supplemented by a decline in interest expense.

The net interest spread and net interest margin increased to 10.2 percent and 10.6 percent, respectively, in fiscal 2002, from 9.2 percent and 9.3 percent, respectively, in fiscal 2001. The improved spread and margin were largely due to a lower average rate paid on deposits and an increased average loans volume.

The non-accrual loans analysis was as follows:

Year ended or as at March 31	2003	2002	2001
	$m	$m	$m
Non-accrual loan portfolio	7.7	7.3	10.7
Provision for loan losses	0.7	0.4	0.5
Non-recorded interest	1.1	1.4	1.8
Non-accrual loans as % of total loans	2.9%	3.1%	6.1%
Allowance for loan losses as % of non-accrual loans	61.0%	63.0%	47.7%

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but where doubt exists as to the ability of the borrower to fully comply with the loan terms. The Bank’s charge-offs were $0.6 million in fiscal 2003, $0.9 million in fiscal 2002 and $0.7 million in fiscal 2001.

The Company considers that the allowance for loan losses is adequate to cover any known losses and any losses inherent in its portfolio. The Company’s consideration as to the adequacy of the allowance to provide for probable loan losses is based on a continuing review of the loan portfolio and includes, but is not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral.

Details of non-interest income and non-interest expense are set out in note 5 to the consolidated financial statements.

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, to a company led by former management of the Company, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million in the period to June 2004, contingent on certain future performance targets of BISL. During fiscal 2003 and fiscal 2002, deferred consideration of $1.5 million and $1.3 million, respectively, was received and classified as part of restructuring and other non-recurring items. Details of restructuring and other non-recurring items are more fully described in note 4 to the consolidated financial statements.

The Bank currently anticipates that its loan portfolio will continue to grow, although not necessarily at the same rate as in the past, subject to and dependent on general economic conditions. The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the continued growth of the Belizean economy.

Associates

The components of the Company’s net equity income from associates are as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
NUMAR	4.9	3.1	5.1
Belize Telecommunications Limited	—	—	2.2

	4.9	3.1	7.3

In January 2001, the Company acquired a 23.5 percent interest in the issued share capital of Belize Telecommunications. Accordingly, the Company increased its investment in Belize Telecommunications at that time to 51.1 percent and therefore consolidated BTL as a subsidiary.

The increase in the NUMAR result in fiscal 2003 compared to fiscal 2002 was due to improvements in the market price for edible oils.

The decline in the NUMAR result in fiscal 2002 compared to fiscal 2001 was due to the continued depressed world market for edible oils.

Interest income and interest expense

Year ended March 31	2003	2002	2001
	$m	$m	$m
Interest income	0.3	0.6	0.9
Interest expense	(6.6)	(6.8)	(6.8)

Interest income declined in fiscal 2003 compared with fiscal 2002 principally due to the decrease in the average level of cash deposits held by the Company in fiscal 2003 arising from the continued investment in the working capital of the operating businesses and repayment of long-term debt.

Interest income declined in fiscal 2002 compared with fiscal 2001 principally due to the decrease in the average level of cash deposits held by the Company in fiscal 2002 arising from increased investment in the working capital of the operating businesses.

Interest expense declined in fiscal 2003 compared with fiscal 2002 principally due to a slightly lower level of borrowings as a result of a stabilized working capital requirement and repayment of long-term debt.

Interest expense remained flat in fiscal 2002 compared with fiscal 2001 due to similar levels of borrowings as a result of reduced acquisitions and a more stabilized working capital requirement.

Income taxes

Income taxes relate to federal, state and local tax liabilities incurred in the United States, together with local income taxes in certain non-United States jurisdictions, in particular the United Kingdom and Belize. Taxes at Belize Telecommunications are applied to gross telecommunication and other revenues, and taxes at the Bank are applied to interest income and other revenues less interest expense. A portion of net income is not subject to tax by virtue of the Company’s status under the IBC Act.

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry-backs of net operating losses arising in prior years.

See note 6 to the consolidated financial statements for further details of income taxes.

Effects of inflation

Due to the relatively low levels of inflation experienced in fiscal 2001, 2002 and 2003 in the major markets in which the Company operates, inflation did not have a significant effect on the results of the Company in these years.

Application of critical accounting policies

The preparation of consolidated financial statements in accordance with US GAAP requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The Company considers that the most significant accounting policies that require use of management estimates are as follows:

(i) Accounts receivable—estimates of an allowance for doubtful receivables. This is estimated by analyzing accounts receivable balances by age, applying historical trends and specifically reserving for identified customer balances that are deemed probable as uncollectible. At March 31, 2003, total gross trade accounts receivable amounted to $145.5 million, with an allowance for doubtful receivables of $6.8 million (4.7 percent). The equivalent percentage at March 31, 2002 amounted to 5.6 percent ($9.9 million).

(ii) Long-lived assets (including property, plant and equipment (March 31, 2003—$118.1 million) and goodwill and other intangibles (March 31, 2003—$368.6 million))—estimates of future cash flows and discount rates associated with asset, asset impairments and useful lives for depreciation and amortization. These are estimated utilizing the Company’s current detailed projections and plans built up from a divisional level, which are both market and organically driven, and current discount rates based on risk free rates of interest. Property, plant and equipment principally arise in the Facilities Services and Telecommunication Services divisions, and goodwill and other intangibles principally arise in the Facilities Services and Staffing Services divisions. The accounting estimate relating to asset impairment is highly susceptible to change from period to period because it requires management to make assumptions about future revenues and margins over the life of the related assets. The impact of recording an impairment loss may have a material adverse effect on the Company’s operating performance and financial position. No impairments were identified during the year ended March 31, 2003.

(iii) Insurance reserves—estimated actuarially calculated liabilities and provisions under self-insurance programs that are based upon historical loss experience and recorded at the net present value of the estimated obligations. The actuarial assumptions used, including the estimates of claims incurred but not reported (IBNR) and those used by the Company’s actuarial consultants, may differ materially from actual results due, amongst other things, to changing market conditions and changing patterns in claims history. At March 31, 2003, the total provision for insurance reserves amounted to $72.4 million. The Company is self-insured for workers’ compensation, general liability and automobile liability coverage in respect of its Facilities Services operation at OneSource. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. The primary estimate made by management is in connection with the IBNR liability, as the provision is based, amongst other things, on past claims history, which may not reflect actual future results.

(iv) Allowance for loan losses—this is based on a continuing review by management of the loan portfolio including, but not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. At March 31, 2003, total loans amounted to $270.0 million, of which $7.7 million was classified as non-accrual loans, and the total allowance for loan losses amounted to $4.7 million (comprising 2.9 percent and 61.0 percent, respectively). The equivalent percentages at March 31, 2002 amounted to 2.0 percent and 63.0 percent, respectively. The accounting estimate for loan loss allowances is critical because it requires management to make assumptions about the future ability of the borrower to repay the loan principal and interest and, if in default, the fair value of the related collateral.

(v) Revenue recognition—net sales are recognized when the risks and rewards of the underlying services provided and goods supplied have been substantially transferred to the customer. Revenues from services or products are recognized when services are rendered or deliveries are made. Revenues derived from telecommunication services (amounting to approximately 4.6 percent of total sales in the year ended March 31, 2003), comprising telephone rental, network access and airtime usage, are billed monthly in arrears and are recognized in the month in which the services are provided. Interest income for the Bank is recorded on an accruals basis. When either the collectibility of principal or interest is considered by management to be doubtful, or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

(vi) Income taxes—estimates to determine the provision for income taxes, deferred income tax assets and liabilities and any valuation allowances for deferred tax assets. These allowances are based on management’s estimate of the recoverability of the assets from future taxable income.

The selection, deliberation and disclosure of the critical accounting policies have been discussed between senior management of the Company and CHL’s Audit Committee.

Recently issued accounting pronouncements

The Company has reviewed all recently issued accounting pronouncements and does not consider that their impact has had, or will have when effective, a material effect on the Company’s consolidated financial statements. Further details are set out in note 2 to the consolidated financial statements.

Liquidity and capital resources

Consolidated cash flow information:

The net increase in cash, cash equivalents and due from banks for the year ended March 31, 2003 amounted to $3.6 million, after $0.5 million currency translation adjustments. Net cash of $71.1 million provided by operating activities and net cash of $29.2 million provided by financing activities was offset by net cash of $97.2 million utilized by investing activities.

Net cash provided by operating activities of $71.1 million was principally due to adjusted net income of $64.1 million and movements in working capital of $7.0 million, being an decrease in assets, mainly accounts receivable, of $29.7 million, offset by an increase in liabilities of $22.7 million.

Net cash provided by financing activities of $29.2 million was principally due to a $10.2 million increase in long-term debt (arising in Belize Telecommunications to finance the provision of a GSM cellular network) and a $58.3 million increase in deposits at the Bank, offset by a $25.8 million decrease in long-term debt, arising under the terms of the Company’s banking facilities together with early repayment schedules made by the Company, and a $14.0 million decrease in short-term debt mainly due to active working capital management by the Company.

Net cash utilized by investing activities of $97.2 million was principally due to capital expenditures of $40.6 million (of which $30.2 million arose in the Telecommunication Services division mainly for the provision of the GSM cellular network), an increase in loans to customers at the Bank of $37.6 million, an increase in interest-bearing deposits with correspondent banks of $14.7 million at the Bank, and acquisition of businesses of $5.4 million comprising a number of small acquisitions in the Facilities Services and Staffing Services divisions.

Service Businesses:

Liquid assets available to the Company at March 31, 2003 amounted to $13.3 million represented by cash and cash equivalents. At March 31, 2003, the Company had available but undrawn facilities of $29.0 million under its bank credit agreement.

In March 2000, Carlisle Finance S.A., a wholly owned financing subsidiary of CHL incorporated in Luxembourg, entered into a $250 million bank credit agreement (as amended). The agreement has a term of four years expiring on March 30, 2004 and is guaranteed on an unconditional, unlimited and irrevocable joint and several basis by CHL and certain of its operating subsidiaries. The facility is also collateralized by a first priority lien on the capital stock of each guarantor, except CHL, and on certain other property and assets, including receivables, of each guarantor. In September 2000, the bank credit agreement was amended and reduced to a total facility of $210 million. In December 2001, the Company’s obligations under the bank credit agreement were transferred to Carlisle Finance (Iceland) ltd., a wholly owned subsidiary of Carlisle Finance S.A., incorporated in Iceland. In September 2002, the bank agreement was amended to reduce the available facility, over a period of time, to $140 million in September 2002, $135 million in December 2002 and $130 million in June 2003.

The amounts available under this multi-currency, revolving credit facility may be borrowed and re-borrowed. The facility can be used for (a) general working capital purposes and (b) letters of credit up to a maximum of $60 million (principally in respect of the Company’s self-insurance program) or such greater amount if approved by the lenders. Amounts available under the facility are available for issuance and re-issuance. At March 31, 2003, $135 million of the $210 million facility was available to the Company, of which $29.0 million was undrawn.

The bank credit agreement (as amended) contains certain financial and operating covenants, including restrictions on certain of CHL’s subsidiaries’ ability to incur additional indebtedness, limitations on certain payments, restrictions on acquisitions, and certain other financial covenants applicable to the Company, including a minimum debt to total shareholders’ equity ratio, a minimum level of total shareholders’ equity and a minimum interest coverage ratio. The agreement also contains a change in control clause, including a condition that Lord Ashcroft shall continue to have an interest (directly or indirectly) in at least two-thirds of his March 30, 2000 shareholding in CHL.

Further details are set out in note 19 to the consolidated financial statements.

The bank credit agreement referred to above expires on March 30, 2004 and, accordingly, all outstanding debt at March 31, 2003 has been classified as short-term in the consolidated balance sheet. During fiscal 2004, it is the Company’s intention to utilize surplus cash flows, after operating, investing and other financing activities, to repay outstanding debt under the bank credit agreement. The Company is currently reviewing its on-going financing requirements and is considering a number of financial options. The Company currently expects new contractual financing arrangements to be in place no later than the fourth quarter of fiscal 2004, which will fully meet the Company’s on-going requirements.

The Company believes that the working capital at March 31, 2003, its available borrowing facilities and the current cash flows provided by operating activities will be sufficient for the Company’s normal growth and operating needs, the funding of its capital expenditures budget and the current servicing of its debt requirements through to March 30, 2004, at which time the Company currently expects new contractual financing arrangements to be in place.

In addition to the bank credit agreement referred to above, Belize Telecommunications also has two dollar denominated term bank loans and a bank overdraft facility of which $1.3 million and $0.5 million, respectively, was undrawn at March 31, 2003. Further details are set out in note 19 to the consolidated financial statements.

Details of commitments and contingencies are set out in note 23 to the consolidated financial statements.

Financial Services:

The Bank’s asset and liability management policy is structured in order to ensure that sufficient liquidity is available to meet its funding requirements, to accommodate possible outflows in deposits and capital commitments and to take advantage of any interest rate market opportunities. The Bank’s liquidity position is monitored on a daily basis by its management and independently by the Central Bank based on weekly and monthly reports submitted to the Central Bank.

In accordance with the BFIA, as administered by the Central Bank, the Bank maintains a certain percentage of its deposits in approved liquid assets as defined in the BFIA and computed on a monthly average basis. These approved liquid assets are comprised principally of balances with the Central Bank, Government of Belize securities and deposits with other banks. The required percentage was 24 percent of deposits at March 31, 2003. The Bank’s approved liquid assets represented 33.9 percent of deposit liabilities at March 31, 2003.

The Bank is also required to maintain an average monthly balance with the Central Bank of 6 percent of average deposit liabilities. As this balance is non-interest-bearing, it is the strategy of the Bank to maintain this balance as closely as possible to the minimum requirement and maximize interest-bearing liquid deposits in the form of Government of Belize securities and balances with other banks. The balances with other banks are principally

US dollar deposits with correspondent banks in the United States for collateralization of letters of credit and other foreign business of the Bank. The average deposit liabilities at March 31, 2003 were 6.2 percent.

The Bank’s primary source of funds is its deposit base, which consists of certificates of deposit, demand deposits, and savings deposits. Total deposits accounted for approximately 98 percent of the Bank’s total liabilities at March 31, 2003.

The BFIA also requires commercial banks to maintain shareholder’s equity at a minimum of 9 percent of total risk weighted assets (“capital ratio”). The Bank’s capital ratio at March 31, 2003 was 20.5 percent.

The table below presents the Bank’s actual capital and the minimum capital required under the Central Bank’s requirements:

At March 31	2003	2002
	$m	$m
Actual adjusted capital	44.3	39.5
Minimum capital requirement	19.4	16.6

Excess capital	24.9	22.9

The capital requirement established by the BFIA is based on the risk-based capital guidelines established by the Basle Committee on Banking Regulations and Supervisory Practices.

The Bank’s earnings in the last three fiscal years have enabled the Bank to maintain strong capital levels despite loan and asset growth and dividend payments in each of such years.

Details of commitments and contingencies are set out in note 23 to the consolidated financial statements.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and includes the combined information of the Bank. This information should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto and “Operating and Financial Review and Prospects”. This information has been prepared from the financial records of the Bank, which have been prepared in accordance with US GAAP.

Average Balance Sheets, Interest Earned on Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities, Net Interest Spread and Margin

The following table shows (in US dollars—millions) average daily balances, interest spreads and margins for the Bank’s interest-earning assets and interest-bearing liabilities for the years ended March 31, 2003, 2002 and 2001.

	2003			2002			2001
	Average Balance	Interest Income/ Expense	Avg Rate %	Average Balance	Interest Income/ Expense	Avg Rate %	Average Balance	Interest Income/ Expense	Avg Rate %
Average Interest-Earning Assets
Deposits with banks	36.9	0.4	1.08	33.3	1.0	3.00	38.0	2.3	6.05
Government of Belize securities	11.6	1.0	8.62	11.6	1.0	8.62	11.6	1.1	9.48
Loans(2)	256.5	37.5	14.62	210.3	33.2	15.79	169.6	27.3	16.10
Other securities	0.5	0.1	20.0	0.4	0.1	25.00	—	—	—

	305.5	39.0	12.77	255.6	35.3	13.81	219.2	30.7	14.01

Non-Interest Earning Assets
Cash and due from banks	20.2			16.8			17.7
Net premises and equipment	6.7			6.2			4.8
Other assets	5.3			2.1			1.8

	32.2			25.1			24.3

	337.7			280.7			243.5

Average Sources of Funding
Deposits	266.5	9.2	3.45	228.0	8.2	3.60	214.7	10.3	4.80
Long-term debt	0.2	—	6.0	0.1	—	6.00	0.2	—	6.00

	266.7	9.2	3.45	228.1	8.2	3.60	214.9	10.3	4.79

Other liabilities	24.1			15.9			2.3
Shareholder’s equity	46.9			36.7			26.3

	337.7			280.7			243.5

Net interest income		29.8			27.1			20.4

Net interest spread(3)			9.32			10.21			9.22

Net interest margin(4)			9.75			10.60			9.31

(1)	Average rate is the nominal rate with no taxable equivalency adjustment.
(2)	Loan amounts are stated before deduction of the allowance for loan losses and include non-accrual loans.
(3)	Net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing funding sources.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Changes in Interest Income and Interest Expense: Volume and Rate Analysis

The following table allocates changes in the Bank’s interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for fiscal 2003 compared to fiscal 2002, for fiscal 2002 compared to fiscal 2001, and for fiscal 2001 compared to fiscal 2000. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Fiscal Year Ended March 31, 2003 vs 2002 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2002 vs 2001 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2001 vs 2000 Increase (Decrease) Due to changes in:
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income (i)
Deposits with banks	0.1	(0.7)	(0.6)	(0.3)	(1.0)	(1.3)	0.9	0.3	1.2
Government of Belize securities	—	—	—	—	(0.1)	(0.1)	0.1	—	0.1
Loans	6.5	(2.2)	4.3	6.4	(0.5)	5.9	2.6	(1.5)	1.1
Other securities	—	—	—	0.1	—	0.1

Total interest income	6.6	(2.9)	3.7	6.2	(1.6)	4.6	3.6	(1.2)	2.4

Interest expense
Deposits	1.3	(0.3)	1.0	0.7	(2.8)	(2.1)	1.7	(0.6)	1.1
Short-term debt	—	—	—	—	—	—	(0.2)	—	(0.2)
Long-term debt	—	—	—	—	—	—	—	—	—

Total interest expense	1.3	(0.3)	1.0	0.7	(2.8)	(2.1)	1.5	(0.6)	0.9

Net increase (decrease)	5.3	(2.6)	2.7	5.5	1.2	6.7	2.1	(0.6)	1.5

(i)	Interest income includes loan fees which are not material. There were no adjustments or out of period items.

Investment Portfolio: Government and Corporate Securities

The following table sets out the Bank’s investment in Government and corporate securities.

At March 31	2003	2002	2001
	$m	$m	$m
Government of Belize treasury notes	11.6	11.6	11.6

Government of Belize treasury notes were issued in December 2002 and February 2003 by the Central Bank, accruing interest at 9 percent per annum, maturing in December 2003 and February 2004.

Loan Portfolio

The following table analyzes the Bank’s loan portfolio by type of loan. Loans are stated before deduction of the allowance for loan losses.

At March 31	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Commercial, financial and agricultural	116.5	113.8	80.8	70.9	73.9
Real estate-mortgage:
Residential	39.2	39.5	38.9	32.1	23.9
Commercial	65.9	31.2	16.4	20.3	16.3
Real estate-construction	10.5	14.0	10.6	8.2	3.4
Consumer	37.9	33.9	29.9	29.7	29.7

	270.0	232.4	176.6	161.2	147.2

Loans by economic activity:

The following table analyzes the Bank’s loan portfolio according to the borrowers’ main economic activity. Loans are stated before deduction of the allowance for loan losses.

	March 31 2003		March 31 2002		March 31 2001
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	$m		$m		$m
Government services	4.0	1.5	0.6	0.3	0.5	0.3
Utilities	5.0	1.8	2.3	1.0	2.3	1.3
Agriculture
Sugar	2.7	1.0	3.3	1.4	3.3	1.9
Citrus	3.1	1.1	13.2	5.7	13.0	7.4
Grains	0.5	0.2	0.3	0.1	0.2	0.1
Banana	15.0	5.6	13.8	5.9	7.5	4.2
Cattle and dairy	0.1	—	0.1	—	0.1	—
Poultry and eggs	0.2	0.1	0.2	0.1	0.2	0.1
General and miscellaneous	0.8	0.3	1.1	0.5	1.5	0.9
Marine products	5.5	2.0	6.4	2.8	2.4	1.4
Forestry	0.8	0.3	0.5	0.2	0.3	0.2
Manufacturing
Furniture making	0.1	—	—	—	0.1	—
Clothing Manufacture	—	—	—	—	—	—
Agricultural processing	2.5	0.9	1.6	0.7	2.2	1.2
Other	0.7	0.3	1.0	0.4	1.2	0.7
Tourism	24.0	8.9	15.3	6.6	12.5	7.1
Real estate-construction	10.5	3.9	14.0	6.0	10.6	6.0
Real estate-mortgage
Residential	39.2	14.5	39.5	17.0	38.9	22.0
Commercial	65.9	24.4	27.9	12.0	14.2	8.0
Other	—	—	3.3	1.4	2.2	1.2
Financial institutions	0.7	0.3	1.9	0.8	0.7	0.4
Distribution	30.2	11.2	27.7	11.9	24.6	13.9
Professional services	3.6	1.3	16.3	7.0	5.2	2.9
Transport
Aviation	7.6	2.8	2.7	1.2	0.3	0.2
Road haulage and passenger	0.9	0.3	1.0	0.4	1.0	0.6
Water-borne	0.2	0.1	0.4	0.2	0.3	0.2
Other	1.1	0.4	0.4	0.2	0.5	0.3
Entertainment	0.4	0.2	0.6	0.3	0.8	0.5
Mining and exploration	6.8	2.5	3.1	1.3	0.1	—
Consumer loan
Installment	14.5	5.4	15.2	6.5	15.1	8.6
Other	23.4	8.7	18.7	8.1	14.8	8.4

	270.0	100.0	232.4	100.0	176.6	100.0

	March 31, 2000		March 31, 1999
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	$m		$m
Government services	2.3	1.4	1.8	1.2
Utilities	1.7	1.1	3.0	2.0
Agriculture
Sugar	4.0	2.5	4.7	3.2
Citrus	17.5	10.9	15.3	10.4
Grains	0.2	0.1	0.5	0.3
Banana	4.5	2.8	5.0	3.4
Cattle and dairy	0.1	—	0.2	0.1
Poultry and eggs	0.3	0.2	0.6	0.4
General and miscellaneous	1.9	1.2	2.3	1.6
Marine products	0.4	0.2	0.1	0.1
Forestry	0.4	0.2	0.5	0.3
Manufacturing
Furniture making	0.1	—	0.3	0.2
Clothing manufacture	0.3	0.2	—	—
Agricultural processing	0.4	0.2	0.5	0.3
Other	0.9	0.6	1.2	0.8
Tourism	10.7	6.6	11.4	7.8
Real estate-construction	8.2	5.1	3.4	2.4
Real estate-mortgage
Residential	32.1	19.9	23.9	16.2
Commercial	8.4	5.2	7.7	5.2
Other	11.9	7.4	8.6	5.9
Financial institutions	0.9	0.6	0.9	0.6
Distribution	19.1	11.9	20.6	14.0
Professional services	1.1	0.7	1.4	1.0
Transport
Aviation	0.3	0.2	0.3	0.2
Road haulage and passenger	1.6	1.0	0.9	0.6
Water-borne	0.4	0.2	0.8	0.6
Other	1.2	0.8	0.9	0.6
Entertainment	0.4	0.2	0.7	0.5
Mining and exploration	0.2	0.1	—	—
Consumer loan
Installment	14.6	9.1	13.6	9.2
Other	15.1	9.4	16.1	10.9

	161.2	100.0	147.2	100.0

The following categories of loan—Agricultural—Citrus, Tourism, Real Estate—Mortgage Residential, and Distribution have concentrations that exceed 10 percent of total loans and which are not otherwise disclosed as a separate category. These include amounts loaned to a multiple number of borrowers engaged in similar economic activities. The Company does not consider that these concentrations provide any significant risk to the Bank. No material amount of these loan concentrations have been identified as potential problem loans or included as non-accrual loans.

Maturity composition of the loan portfolio:

The following table sets forth the amount of commercial, financial and agricultural loans and real estate construction loans outstanding as of March 31, 2003 which, based on remaining scheduled payments of principal, are due in the periods indicated. Loans are stated before deduction of the allowance for loan losses. As part of the Bank’s credit risk management, all demand loans and overdrafts are legally repayable on demand and interest rates can be changed by notice to the customer at any time. The table below reflects maturity schedules for all loans assuming that they run to their full maturity.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Commercial, financial and agricultural	48.5	33.2	34.8	116.5
Real estate—construction	4.6	0.7	5.2	10.5

	53.1	33.9	40.0	127.0

Percentage of total loans	19.7%	12.5%	14.8%	47.0%

Foreign country outstandings:

Cross-border outstandings are defined as loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets denominated in US dollars or other non-Belizean currency. At March 31, 2003 and 2002, the Bank held interest-bearing deposits with correspondent banks in US dollars in the United States amounting to $50.8 million and $36.0 million, respectively.

Interest rate sensitivity:

A key component of the Bank’s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to repricing characteristics of assets and liabilities. The pricing structure is matched when an equal amount of assets and liabilities reprice at a given date.

The impact of changes in rates is minimized with respect to the Bank because most loans are demand loans and have terms which provide that the Bank may increase or decrease the interest rate at any time by providing a notice of such change to the borrower. The Bank is therefore able to increase its prime rate as well as margins over prime in an environment of increasing interest rates in order to preserve its average spread between loans and interest-bearing liabilities.

There would be no effect on net income if a one percent increase or decrease in the average rate of interest earned on variable rate loans was accompanied by a similar increase or decrease in the average rate of interest paid on time deposits, assuming savings rates remained unchanged, since the volume of variable rate loans is approximately matched with variable rate funding sources. Historically, however, the average rates paid on variable rate funding sources have varied to a lesser extent than average loan yields and periods of increasing rates during periods of tight liquidity have tended to be accompanied by wider interest spreads against a background of slower growth in lending.

The following table sets forth the repricing or maturity characteristics of the Bank’s interest-earning assets and interest-bearing liabilities as of March 31, 2003. The maturity of the loan portfolio below is based upon the fact that all demand loans and overdrafts are legally repayable on demand. It should be noted that interest rates in Belize have historically been relatively stable.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Interest-earning assets:
Deposits with banks	52.3	—	—	52.3
Government of Belize securities	11.6	—	—	11.6
Loans	243.6	14.6	11.8	270.0
Other securities	—	—	0.5	0.5

	307.5	14.6	12.3	334.4

Interest-bearing liabilities:
Deposits	291.3	—	—	291.3

	291.3	—	—	291.3

Asset (liability) gap	16.2	14.6	12.3	43.1
Cumulative asset (liability) gap	16.2	30.8	43.1	43.1
Cumulative asset (liability) gap as a percentage of total interest-earning assets	4.8%	9.2%	12.9%	12.9%

The Company does not consider that the asset/liability gap will have a material impact on the management of liquidity and funding.

A sensitivity gap statement is not considered necessary as the majority of lending is at floating rates and can be re-priced when required. In most cases there are no constraints on either the timing or level of interest rate changes introduced by the Bank on the loans in its lending portfolio.

Interest rate sensitivity of outstanding loans:

The following table analyzes the interest rate sensitivity of the Bank’s loan portfolio as of March 31, 2003.

$m
Variable rate	248.5
Fixed rate (consumer loans)	13.8
Non-accrual loans	7.7

270.0

Non-accrual loans:

The following table presents the ratio of non-accrual loans to total loans.

At March 31	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Non-accrual loans	7.7	7.3	10.7	11.5	8.7
Total loans	270.0	232.4	176.6	161.2	147.2
Non-accrual loans as a percentage of total loans	2.9%	3.1%	6.1%	7.1%	5.9%

The interest income which would have been recorded had all non-accrual loans been current in accordance with their terms was approximately $1.1 million, $1.4 million and $1.8 million for the years ended March 31, 2003, 2002 and 2001, respectively. There was no interest income accrued with respect to non-accrual loans.

All loans 90 days past due as to principal or interest are included in non-accrual loans. Potential problem loans identified by management are included in non-accrual loans.

Non-accrual loans by type of loan have historically been consistent with the composition of the loan portfolio.

Analysis of the allowance for loan losses:

The following table sets forth the activity in the allowance for loan losses for each of the periods referred to below. The Bank’s policy is to charge off loans after all collection procedures have been exhausted or it becomes clear that no payment of principal or interest is likely.

Year ended March 31	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m
Balance of allowance at beginning of year	4.6	5.1	5.3	3.6	3.1

Loans charged off:
Commercial, financial and agricultural	0.2	0.6	0.3	—	0.1
Real estate—mortgage	0.2	0.1	0.2	0.1	—
Real estate—construction	—	—	—	—	—
Consumer	0.2	0.2	0.2	0.1	0.1

	0.6	0.9	0.7	0.2	0.2

Additions to allowance charged to expense	0.7	0.4	0.5	1.9	0.7

Balance of allowance at end of year	4.7	4.6	5.1	5.3	3.6

Charge-offs as a % of average loans outstanding	0.23%	0.43%	0.41%	0.13%	0.15%

Recoveries of loans charged-off have been immaterial to date.

Allocation of the allowance for loan losses:

The following table allocates the allowance for loan losses.

At March 31	2003		2002
	Amount	Loans in each category to total loans	Amount	Loans in each category to total loans
	$m	%	$m	%
Commercial, financial and agricultural	2.0	43.2	2.0	49.0
Real estate—mortgage	0.4	38.9	1.1	30.4
Real estate—construction	0.8	3.9	0.1	6.0
Consumer	1.5	14.0	1.4	14.6

	4.7	100.0	4.6	100.0

Percentage of total loans	1.7%		2.0%

The Bank measures its estimates of impaired loans in accordance with Statement of Financial Accounting Standards No. 114—Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118—Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. Under the Bank’s accounting policy for loan loss provisioning, management evaluates the probability of an impairment loss when a loan is classified as non-accrual. An impairment loss is recognized and fully provided for if the recorded amount of the non-accrual loan exceeds the estimated fair value of the underlying collateral less costs to sell. Substantially all of the Bank’s loan portfolio is fully collateralized. Interest income on impaired loans is recognized only when payments are received and the Company considers that the loan will remain performing.

At March 31, 2003 the Bank’s recorded investment in loans in which the Company considers that there was a probability of a loss totalled $7.1 million, with related specific allowances, after taking into consideration related collateral, of $4.7 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of loss during the year ended March 31, 2003 was $6.8 million. Interest is not recognized on any loan classified as non-accrual.

Outlook for continuing loan growth:

The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the continued growth of the Belizean economy.

Composition of Funds Employed

The following table sets forth an analysis of the average funds employed to support the interest-earning assets of the Bank’s operations.

Year ended March 31	2003	2002	2001
	$m	$m	$m
Term deposits	139.6	116.2	118.2
Demand deposits	82.9	71.1	58.7
Savings deposits	44.0	40.7	37.8

Total deposits	266.5	228.0	214.7
Long-term debt	0.2	0.1	0.2

	266.7	228.1	214.9

The increase in average deposits for the year ended March 31, 2003 was principally due to an average increase of $23.4 million in term deposits and an average increase of $11.8 million in demand deposits. The increase in average deposits for the year ended March 31, 2002 was principally due to an average increase of $12.4 million in demand deposits.

Average balances and average interest rates on deposits:

The following table sets forth the average balances and average interest rates paid on deposits.

Year ended March 31	2003		2002		2001
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%	$m	%
Term deposits	139.6	5.2	116.2	5.5	118.2	7.1
Interest-bearing demand deposits	10.3	1.3	15.6	1.4	8.8	3.3
Non-interest bearing demand deposits	72.6	—	55.5	—	49.9	—
Savings deposits	44.0	4.2	40.7	4.1	37.8	4.1

	266.5	3.5	228.0	3.6	214.7	4.8

The following table sets forth the maturity distribution of the Bank’s term deposits of $0.1 million or more.

At March 31	2003	2002	2001
	$m	$m	$m
3 months or less	67.8	45.8	59.7
Over 3 and to 6 months	12.1	10.5	8.4
Over 6 and to 12 months	29.4	10.1	8.6

Total	109.3	66.4	76.7

Return on Equity and Assets

The following table shows an analysis of changes in shareholder’s equity of the Bank.

Year ended March 31	2003	2002	2001
	$m	$m	$m
Balance at beginning of year	42.1	31.2	23.2
Net income for the year	24.8	20.9	16.0
Cash dividend	(17.2)	(10.0)	(8.0)

Balance at end of year	49.7	42.1	31.2

Average shareholder’s equity as a percentage of average total assets	13.6%	13.1%	11.2%
Shareholder’s equity as a percentage of deposits at end of year	17.1%	18.1%	13.6%
Return on assets	7.3%	7.4%	6.6%
Return on shareholder’s equity	54.0%	56.9%	58.8%
Earnings retained	30.6%	52.2%	50.0%
Dividend pay-out ratio	69.4%	47.8%	50.0%

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

CHL is managed by a board of directors chaired by Lord Ashcroft. CHL has established an Executive Committee and an Audit Committee of the board of directors.

The current directors of CHL, principal executive officers and operational management of the Company are as follows:

Directors:

Lord Ashcroft (British)—Chairman of CHL since 1987 and Chief Executive Officer since 2001. Chairman of the Michael A. Ashcroft Foundation. Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997), now known as Tyco International Ltd., a company listed on the New York Stock Exchange. Formerly a non-executive director of Tyco International Ltd. from 1997 to 2002. Chairman of Trustees for a number of UK charities—Crimestoppers Trust, Industry in Education, 2nd Prospect Education (Technology) Trust and currently Assistant Treasurer of the International Democrat Union. He was Belize’s Permanent Representative to the United Nations until April 2000. Former Treasurer of the Conservative and Unionist Party in the United Kingdom from 1998 to 2001. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG—Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the United Kingdom. Lord Ashcroft is also a Belizean citizen.

Sir Edney Cain (Belizean)—Non-Executive Director of CHL since 1992. Member of the Audit Committee. Sir Edney Cain is now in retirement after a distinguished career in the public service in Belize, which included positions as Financial Secretary to the Government of Belize, Governor of the Central Bank of Belize and Belize High Commissioner to the United Kingdom.

David B. Hammond (British)—Non-Executive Deputy Chairman of CHL since 1998. Chairman of the Executive Committee and of the Audit Committee. Mr. Hammond is Chairman of BCA Holdings Limited. He was previously Deputy Chairman of ADT Limited from 1989 to 1996, Director and Chairman of the Audit Committee of American Medical Response Inc. from 1993 to 1997 and Director and Chairman of the Audit Committee of Provant Inc. from 1998 to 2002. Member of the Competition Commission in the United Kingdom from 1995 to 2001. Mr. Hammond, who is a Chartered Accountant, has over 30 years experience in the services industry.

Cheryl C. Jones (American)—Director of CHL since 2003. Ms. Jones was appointed Chairman and Chief Executive Officer of OneSource in April 2003. She had previously been Executive Vice-President of OneSource since June 2002 having joined the company as Senior Vice-President in June 2001. Prior to joining OneSource, Ms. Jones served as Senior Vice President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.

Emory R. King (Belizean)—Non-Executive Director of CHL since 1987. Mr. King is now in semi-retirement after a career in insurance and real estate. He is presently involved in publishing, printing and public relations. He is also a Justice of the Peace in Belize.

John M. Searle (British)—Non-Executive Director of CHL since 1987. Member of the Audit Committee. Mr. Searle is Chairman and Managing Director of Belize Global Travel Services Limited, which carries on the business of a travel agency and tourism. Mr. Searle is also a Belizean citizen.

Officers:

Peter M. R. Gaze (British)—Executive Vice President and Chief Financial Officer of CHL since 1998. Member of the Executive Committee. Mr. Gaze is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of PricewaterhouseCoopers in London. Prior to joining CHL, Mr. Gaze was the Group Financial Controller of ADT Limited from 1990 to 1997.

Philip T. Osborne (British)—Company Secretary of CHL since 1993. Mr. Osborne is a Solicitor and a member of the Law Society of England and Wales. Before joining CHL, Mr. Osborne worked as a legal adviser to the London Stock Exchange and The Securities Association in the United Kingdom and for the international law firms of Clifford Chance and S. J. Berwin & Co. He is country representative for Belize of the International Bar Association.

Operational Management:

Richard J. Bradford (British)—Carlisle (UK and Ireland)—Chief Executive

Mr. Bradford joined CHL’s Staffing Services business as Chief Executive in 1997 from Exel plc where he had broad-ranging line management experience in different businesses in a range of roles from Branch Manager to Managing Director. This spanned an 11-year period, during which a significant time was also spent on secondment to McKinsey & Co. In 2001, Mr. Bradford became Chief Executive of the Company’s operations in the UK and Ireland.

Philip C. Johnson (British)—Financial Services—President

Mr. Johnson has been President of CHL’s Financial Services businesses since 1995. Prior to joining the Company, Mr. Johnson spent over ten years in a variety of commercial roles, including over seven years with Lonrho PLC, having previously qualified as a Chartered Accountant.

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002, and in order to maintain the Company’s commitment to the highest standards of professional conduct and integrity, CHL has adopted a code of ethics for the Company’s senior management and financial officers.

B. Compensation

For the year ended March 31, 2003, the aggregate compensation paid, set aside or accrued by the Company for all directors of CHL and the principal executive officers and operational management of the Company was $2.0 million. Except as noted under Item 6E below, there are no bonus or deferred compensation arrangements or stock option or stock appreciation rights plans applicable to directors of CHL, the principal executive officers and operational management of the Company.

For additional information concerning compensation arrangements between CHL and Lord Ashcroft, see “Major Shareholders and Related Party Transactions.”

C. Board Practices

There is no fixed term of office for the directors; the term of each director’s service continues until it is ended by his/her resignation, removal or death. For more information on the length of service of the directors, see Item 6A above.

There are no contracts for the directors’ service with CHL or any of its subsidiaries that provide for benefits upon termination of employment, other than the following: Cheryl Jones has a contract of employment with OneSource which provides for a severance payment equivalent to 12 months salary.

The following directors are members of CHL’s Audit Committee: David B. Hammond (Chairman), Sir Edney Cain and John M. Searle.

The Audit Committee is charged with providing assistance to CHL’s board of directors in fulfilling their responsibility to the shareholders, potential shareholders, and the investment community relating to corporate accounting, reporting practices of the Company and the quality and integrity of the financial reports of the Company. The Audit Committee currently comprises three members, each an “independent director” within the meaning of Rule 4200 of the Marketplace Rules of the Nasdaq Stock Market. Members are chosen by the board of directors and serve until their successors are duly elected and qualified. The Audit Committee includes at least one member, Mr. Hammond, who is a ‘financial expert’ as so defined in the United States Sarbanes-Oxley Act of 2002.

CHL has no Remuneration Committee, however, the board of directors has delegated certain authority to an Executive Committee. Subject to any specific direction given to it by the board of directors and to certain matters reserved for decision by the board or any other standing committee of the board, the Executive Committee may generally exercise all the powers and discretions which could otherwise be exercised by the board of directors including the making of decisions regarding the remuneration of officers and directors.

In each instance, the Audit Committee and the Executive Committee are restricted in the actions that they may take by Article 94 of CHL’s articles of association which provide, in pertinent part, that the articles of association govern (subject to limited exceptions) the meetings and proceedings of any committee of the board of directors consisting of two or more members.

D. Employees

The following table shows the breakdown of the approximate number of employees of the Company.

At March 31	2003	2002	2001
Facilities Services	36,500	44,000	48,500
Staffing Services	600	700	600
Telecommunication Services	500	600	600
Financial Services	300	200	200

	37,900	45,500	49,900

Approximately 32 percent and 64 percent of the employees in the Facilities Services and Telecommunication Services divisions, respectively, are represented by trade unions or covered by collective bargaining agreements. None of the Company’s employees in the Staffing Services or Financial Services divisions are represented by trade unions or covered by collective bargaining agreements. The Company considers that relations with employees and their unions are generally good.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of CHL’s ordinary shares and share options held as of June 30, 2003 by the current directors of CHL, principal executive officers and operational management of the Company.

	Ordinary Shares		Share Options
	(Number)	(%)	(Number)
Lord Ashcroft (i)	43,601,358	70.6	—
Sir Edney Cain	150	—	—
David B. Hammond	27,222	0.1	—
Cheryl Jones	—	—	1,000,000
Emory R. King	37,923	0.1	—
John M. Searle	306	—	—
Peter M. R. Gaze	89,191	0.1	—
Philip T. Osborne	62,190	0.1	26,700
Richard J. Bradford	—	—	110,000
Philip C. Johnson	88,017	0.1	75,000

Total	43,906,357	71.1	1,211,700

(i) In addition to Lord Ashcroft’s ordinary shareholding, he also owns 7,690,228 warrants to purchase CHL ordinary shares at a subscription price of £4.55 per share at any time up to October 28, 2003.

Lord Ashcroft also has an interest in 1,541,041 CHL ordinary shares owned by Strand Associates Limited, a company incorporated in the United Kingdom in which he has an interest.

(ii) The 1,211,700 share options set out above have an exercise price in the range of $3.00 to $7.50, and include 211,700 options which are currently exercisable at a weighted average exercise price of $7.50 each.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

CHL is not owned or controlled directly or indirectly by any government.

As of June 30, 2003, Lord Ashcroft beneficially owned and controlled 43,601,358 ordinary shares of CHL which represented 70.6 percent of the issued and outstanding ordinary shares. To CHL’s knowledge, as of the same date, no other person owned beneficially five percent or more of the ordinary shares of CHL.

B. Related Party Transactions

(i) CHL and Lord Ashcroft have entered into an agreement relating to the terms upon which Lord Ashcroft’s services as Chairman of CHL are provided to CHL. The agreement continues, unless terminated by Lord Ashcroft upon 90 days notice to CHL until November 1, 2003 and is thereafter automatically extended for a rolling period of 12 months unless terminated by either party upon 90 days notice to the other party. Under this agreement, Lord Ashcroft’s salary is presently $410,000 per annum, reviewable annually, and CHL has agreed to provide him with the use of a suitable motor vehicle and make available to him other benefits generally made available to CHL executives.

(ii) For further details of related party transactions, see note 26 to the consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

See Item 18

Legal Matters

The Company is a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Company.

Dividend Policy

The payment and amount of dividends is determined by the board of directors of CHL, based on factors including, but not limited to, the results of operations, financial condition, cash requirements and future prospects of the Company at the time declaration of a dividend is being considered. Subject to the foregoing, until 1998 CHL’s general policy was to declare and pay dividends to shareholders in March and September of each year. However, following the merger with and acquisition of Aaxis in 1998, CHL announced that until further notice it would not be declaring or paying any dividends. Under the Company’s current bank credit agreement there are certain restrictions on the agregate amount of dividends CHL may pay to shareholders. CHL intends to conserve the cash resources of the Company with a view to maximizing the amount available for financing the Company’s planned development and expansion. Accordingly, CHL does not expect to declare any dividends on the CHL ordinary shares for the foreseeable future.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Price History tables below set forth the high and low reported prices of CHL’s ordinary shares in US dollars on the Nasdaq National Market in the United States.

	High	Low
	$	$
Fiscal 1999	15.70	7.42
Fiscal 2000	14.88	6.75
Fiscal 2001	9.00	3.75
Fiscal 2002	5.50	1.94
Fiscal 2003	3.54	1.38

Fiscal 2002:
First quarter	5.50	4.45
Second quarter	5.14	2.96
Third quarter	3.03	1.94
Fourth quarter	3.58	2.05

Fiscal 2003:
First quarter	3.54	2.56
Second quarter	3.48	1.83
Third quarter	2.94	1.38
Fourth quarter	3.38	2.46
January 2003	3.15	2.46
February 2003	3.38	2.69
March 2003	3.27	2.74

Fiscal 2004:
April 2003	3.03	2.81
May 2003	3.85	2.87
June 2003	3.36	3.01
First Quarter	3.85	2.81

B. Plan of Distribution

Not applicable

C. Markets

The CHL ordinary shares are currently traded in the Over-the-Counter Market and quoted on the Nasdaq National Market in the United States under the symbol “CLHL”, and are also traded on the Alternative Investment Market of the London Stock Exchange in the United Kingdom under the symbol “CLH”.

Belize has no exchange or stock market upon which shares in public companies are traded. Shares of CHL and other public companies in Belize are traded either directly by the principals or through intermediaries. Requests for trades in CHL’s ordinary shares from members of the public in Belize are directed to the Bank, which refers the requests to a qualified broker for Nasdaq National Market transactions.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Organization

CHL is a company incorporated in Belize under the IBC Act. CHL’s registered agent is The Belize Bank Limited, having its address at 60 Market Square, Belize City, Belize, Central America.

Objects and Purposes

Paragraph 4 of CHL’s memorandum of association sets forth its objects and purposes which are, in summary, to engage in any act or activity that is not prohibited under any law in force at the relevant time in Belize. To that end, CHL’s memorandum of association provides that CHL will have all such powers as are permitted by law in force in Belize which are necessary or conducive to the conduct, promotion or attainment of CHL’s objects.

Corporate Governance and Certain Provisions with Respect to Board Members

Directors

CHL is managed by a board of directors chaired by Lord Ashcroft. CHL has established an Executive Committee and an Audit Committee of the board of directors. The number of directors on the board of CHL may not exceed 15 nor be less than two in number, and each director is appointed by a resolution of the members or a resolution of the board of directors. The directors are not subject to retirement by rotation unless CHL by resolution determines to implement retirement by rotation on an annual basis. Subject to the passing of a resolution to implement retirement by rotation, each director holds office until his term of office is ended by his resignation, removal or death. A director may hold any office or position in CHL in conjunction with his office of director. The memorandum and articles of association of CHL provide for neither any age limit for directors nor any requirement that directors hold shares in CHL. If retirement by rotation were implemented, the directors would be subdivided into three classes, with each class retiring at consecutive general meetings of the shareholders until all then-sitting directors have retired, and thereafter the then-longest serving class of directors would retire at each subsequent general meeting. During any period in which retirement by rotation is in effect, shareholders would be limited to electing to the board a number of new directors not to exceed the number retiring at the applicable general meeting.

Article 86 of CHL’s articles of association provides that a director may be a party to, or otherwise interested in, a transaction with CHL or in which CHL is interested, provided that a director with an interest in a contract with CHL or any of its subsidiaries must declare the nature of his interest at the first opportunity in a meeting of CHL’s board of directors, whether that meeting is the meeting to approve entering into the contract or a meeting taking place after the director discovers that he is an interested director. Article 98 provides that a director may not vote or be counted in the quorum at a meeting of the directors in respect of any resolution concerning his own appointment or the terms thereof. So long as at least two directors remain in office, the continuing directors may act but, if less than two directors remain in office, the sole continuing director may act only for the purposes of calling a general meeting for such purposes as he thinks fit and for the purpose of nominating a person or persons for appointment to the board of directors. In the absence of an independent quorum, the directors may vote compensation to other members of their body but may not vote compensation to themselves.

Article 88 of CHL’s articles of association provides that the board of directors may exercise all of the company’s powers to borrow money and to mortgage or charge all or any part of CHL’s property and assets. Articles 92 through 94 of CHL’s articles further provide that the board of directors may delegate its powers to any person for such period of time, and subject to such conditions, as the board of directors sees fit.

Meetings of Shareholders

The board of directors may, in its discretion, and will, when so requested in writing by shareholders holding more than fifty percent of the votes of the outstanding voting shares of CHL, convene a general meeting of shareholders. In the event of a written request by shareholders, within twenty-one days of the delivery to the board of directors thereof a general meeting must be convened by the board of directors on a date not more than six months after the date it receives the shareholders’ request. Two or more shareholders present, in person or by proxy, and having the right to attend and vote at the meeting are sufficient for a quorum at the meeting. No shareholder will, unless permitted by the board of directors, be entitled to vote in respect of any share held by such shareholder unless all calls or other sums payable in respect of that share have been paid in full. Decisions as to the validity of a person’s vote(s) are to be made by the chairman at the meeting at which the contested vote is cast.

Ordinary Shares and Preference Shares

Share Capital; Alteration and Reduction of Capital

The authorized share capital of CHL consists of 100,000,000 Ordinary Shares with no par value (or having such par value as may from time to time be assigned to them), as well as 14,000,000 Preference Shares of par value $1.00 per share, or such other par value, if any, as may result from any reorganization of capital in the capital of CHL. From these Preference Shares, the board of directors has authorized the issuance of CHL’s Series A Preference Shares. The special provisions relating to CHL’s Series A Preference Shares are described below under “Special Provisions Regarding Series A Preference Shares and Prospective Holders of a Substantial Number of Shares”.

The capital of CHL may be increased by such sums as the board of directors may, by resolution, decide. Specifically, the board of directors may, by resolution:

•	divide CHL’s shares into several classes and attach to them special rights, privileges or conditions;

•	combine all or any of CHL’s share capital, including issued shares, into a smaller number of shares of the same class or series;

•	divide all or any of CHL’s share capital, including issued shares, into a larger number of shares of the same class or series;

•	increase or reduce the par value of any of CHL’s shares, alter the currency in which any of its shares are denominated and convert any shares with par value into shares without par value (or vice versa);

•	cancel shares which, at the date of the passing of the relevant resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

•	change the currency denomination of CHL’s share capital.

In addition, either the shareholders or CHL’s board of directors may reduce, in any manner, CHL’s issued share capital or any share premium account. In effecting such a reduction, it is permissible to affect only a part of a class of CHL’s shares.

Dividends

Dividends in respect of Ordinary Shares and Preference Shares may be declared by the board of directors of CHL when, as and if, it deems appropriate. Dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividends are paid. Dividends in cash will be declared and paid in US dollars unless the board of directors determines, as to some shareholders resident in a particular territory, that dividends should be declared or paid in a currency other than US dollars, in which case the board of directors may elect to declare or pay a dividend to specified shareholders in such other currency. If a payment of a dividend or other sum payable in respect of a share is left uncashed or is returned to CHL and, after reasonable inquiries, CHL is unable to establish the proper address or account for the named recipient thereof, or if the payment of a dividend is left uncashed or is returned to CHL on two consecutive occasions, CHL shall not be obligated to continue sending dividend payments to the particular recipient until CHL is notified by the shareholder of a new address or account to which payment should be directed. Any dividend or distribution which is unclaimed for a period of two years from the date on which it became payable shall be forfeited and revert to CHL.

Special Provisions Regarding Series A Preference Shares and Prospective Holders of a Substantial Number of Shares

Pursuant to a Shareholder Rights Agreement, dated December 1997, each Ordinary Share of CHL carries with it one-third of one right (a “Right”) to acquire one-hundredth of a Series A Preference Share in certain circumstances. The terms of the Rights provide that, in the event that a person (including his, her or its affiliates and associates, but excluding Lord Ashcroft and his designated affiliates, associates and transferees) becomes the beneficial owner of 15% or more of the Ordinary Shares of CHL, then each holder of a Right shall be entitled to elect to receive upon exercise of the Right (in lieu of Series A Preference Shares) a to-be-determined number of CHL’s Ordinary Shares at 50% of the then-current market price of CHL’s Ordinary Shares. In the event that, following the date that a person becomes a beneficial owner of 15% of CHL’s outstanding Ordinary Shares, CHL consolidates with or otherwise combines with any other person or entity and CHL is not the continuing or surviving entity, or any person or entity amalgamates or otherwise combines with CHL and, although CHL remains the survivor, the outstanding shares of CHL are changed into or exchanged for stock or securities of CHL or any other person or entity (or cash or any other property), or CHL and/or one or more of its subsidiaries sells or transfers assets or earning power aggregating more than 50% of the assets or earning power of CHL and its subsidiaries taken as a whole to any other person or persons, then the issuer of securities into which CHL’s Ordinary Shares were converted in the merger or other consolidation (if no securities were issued, then the person that survives as a result of the amalgamation) or the person receiving the greatest portion of the assets or earning power transferred pursuant to such transaction, will become liable for the obligations of CHL under the provisions of the Rights which would require issuance to holders of Rights of the Ordinary Shares at half their then-current market price. The foregoing provisions are generally not applicable to acquisitions or dispositions by or for the benefit, directly or indirectly, of Lord Ashcroft or his designated affiliates, associates and transferees. Prior to the happening of certain events specified in the Shareholder Rights Agreement, all (but not less than all) of the Rights are redeemable by CHL at $0.01 per Right. The redemption price for the Rights is subject to adjustment. The Rights terminate upon the sooner to occur of redemption or the close of business on December 5, 2007.

Holders of Series A Preference Shares, when issued, would be entitled to quarterly dividends equal to the greater of $1.00 or 100 times the aggregate per-share amount of all non-cash dividends or other distributions (other than dividends payable in Ordinary Shares or pursuant to a subdivision of the outstanding Ordinary Shares) declared on the Ordinary Shares after a to-be-specified time. Series A Preference Shares are entitled to only one vote per share. Upon liquidation, Series A Preference Shares have a $1.00 per share (plus accrued and unpaid dividends and distributions, whether or not declared) preference to all other holders of stock junior to the Series A Preference Shares. Notwithstanding the foregoing, Series A Preference Shares are entitled to receive an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Ordinary Shares. Holders of stock ranking on a parity with the Series A Preference Shares are to be entitled to ratable distributions in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up. Series A Preference Shares are neither convertible nor redeemable.

Voting Rights

In the absence of any right or restriction attached to any class of shares from time to time, each share is entitled to one vote. CHL’s articles of association provide that, in the absence of a higher requirement under Belize’s laws applicable to companies or under the articles themselves, matters voted upon by shareholders at a meeting shall be determined by a simple majority vote of the shareholders assembled in the meeting who are entitled to vote upon a matter and do in fact vote upon the matter, while an action consented to in writing by shareholders must be determined by a vote of the absolute majority of the shares entitled to vote on the particular action. Neither CHL’s memorandum and articles of association nor the IBC Act limits the rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to CHL’s securities.

Disclosure of Ownership

CHL’s articles of association provide that the board of directors may at any time inquire of a person if such person is interested in CHL’s shares. A person’s failure to respond as requested gives rise to the board of director’s right to suspend for a renewable one-year period, pending a timely response, payment of dividends on, and voting rights of, any shares in which such non-responding person is believed to be interested and as to which no response to the board of director’s inquiry is timely given.

Winding Up

In the event CHL is wound up, its articles of association provide that the liquidator may, subject to a shareholders’ resolution approving such action, divide among the shareholders the whole or any part of the company’s assets, with the liquidator retaining the discretion (subject to the applicable shareholders’ resolutions) to treat different shareholders differently, both among and as between the classes and series of CHL’s shares.

Redemption; No Sinking Fund or Capital Call

While CHL’s right to call shares that are not paid in full is found in its articles of association, it is the IBC Act that specifically provides CHL with a general right of redemption for all shares of CHL. This general right to redeem is limited, in the ordinary course, to redemptions in which holders of shares that are redeemed receive only newly issued shares of equal value, although CHL may also issue shares that carry with them a specific right to be redeemed under such circumstances as may be specified in the resolutions authorizing the issuance of such shares. CHL may also purchase its own shares when shareholders exercise the right to require CHL to do so pursuant to the exercise of shareholder appraisal rights under the IBC Act. CHL presently has no “sinking fund” provisions relating to any of its securities, nor is any holder of CHL’s presently-authorized securities liable, upon payment in full for such securities, for any subsequent capital call by CHL.

C. Material Contracts

Not applicable

D. Exchange Controls

CHL is incorporated as an international business company under the IBC Act. Under the IBC Act, CHL is deemed to be non-resident in Belize for exchange control purposes. As a consequence of this status, there are no limitations under the laws of Belize on the rights of non-residents of Belize to hold, transfer or vote shares in CHL. In addition, there are no restrictions on CHL’s ability to issue new shares or pay dividends or other distributions to holders of shares in CHL (including non-residents of Belize).

CHL has been granted special status under the IBC Act. By virtue of this special status, residents of Belize are at liberty to purchase shares in CHL and make payment to the seller, wherever resident, in United States dollars without obtaining exchange control permission. All such transactions in United States dollars must be effected through the agency of an approved financial institution which, in the case of CHL, is the Bank. Also, by virtue of this special status, CHL is at liberty to issue shares and make payments to residents of Belize without obtaining exchange control permission.

E. Taxation

Belize Taxation

Under Belize law, no withholding tax will be imposed upon payment of any dividends by CHL and all dividends or other distributions paid by CHL to its shareholders wherever resident are exempt from income tax in Belize.

By virtue of CHL being granted special status under the IBC Act, all interest, rents, royalties, compensation and other amounts paid by CHL to non-residents of Belize and any capital gains realized or estate or similar duties payable by non-residents of Belize with respect to shares of CHL are exempt from tax in Belize. Similarly, no stamp duty is payable with respect to instruments transferring shares of CHL or transfers of property to or by CHL. CHL’s tax exemption expires on April 30, 2020 but may be extended by the Minister of Finance of Belize.

U.S. Taxation

This section briefly describes the material United States Federal income tax consequences of owning CHL ordinary shares. It applies to you only if you hold your shares as capital assets for tax purposes. This section does not address special classes of holders, some of who may be subject to other rules, including:

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	investors liable for alternative minimum tax, investors that actually or constructively own 10 percent or more of the voting stock of CHL, investors that hold shares as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the US dollar.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of shares and you are:

•	a citizen or resident of the United States;

•	a United States corporation or other entity taxable as a corporation in the United States;

•	an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trusts administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You are a “non-U.S. holder” if you are a beneficial owner of shares and you do not qualify as a U.S. holder (as described above).

This discussion addresses only United States Federal income taxation. You should consult your own tax advisor regarding the Federal, state, local and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Dividends

U.S. Holders

If you are a U.S. holder, you must include in your gross income any dividend paid by CHL out of its current or accumulated earnings and profits, as these amounts are determined for United States Federal income tax purposes, with certain exceptions, for individual shareholders, the dividend may qualify for a 15 percent tax rate.

The dividend must be included in ordinary income in the tax year in which you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares and thereafter as capital gain.

Dividends will constitute income from sources outside the United States, but generally will be “passive income” or “financial services income” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders

Generally, if you are a non-U.S. holder, dividends paid to you in respect of shares will not be subject to United States Federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States. The dividends may also be taxable if they are attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In each of these cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, also be subject to an additional branch profits tax at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders

If you are a U.S. holder and sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis in your shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15 percent for property held more than one year and the sale or exchange occurs after May 6, 2003, including installment payments received after that date.

Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to United States Federal income tax on gain recognized on the sale or other disposition of your shares unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; the gain must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional branch profits tax at a 30 percent rate or at a lower rate if you eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at the rate of 31 percent if you are a non-corporate United States person and, you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 BEN.

If you sell your shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, may apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

CHL currently does not believe that it is a PFIC (personal foreign investment company) for U.S. federal income tax purposes. However, that is a matter which must be determined annually as of the close of each fiscal year and therefore is subject to change. If CHL was to become a PFIC, the tax treatment of U.S. holders would change materially. U.S. holders are urged to consult their tax advisors regarding possible consequences of PFIC status.

There is no double tax treaty presently in force between Belize and the United States.

F. Dividends and Paying Agents

Not applicable

G. Statements by Experts

Not applicable

H. Documents on Display

CHL is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934 and files reports and other information with the United States Securities and Exchange Commission. You may examine the reports and other information filed by CHL without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC’s regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-25551, and they may be downloaded from the SEC’s website at www.sec.gov by using the “Search for Company Filings” function.

I. Subsidiary Information

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s consolidated financial statements have been prepared in US dollars. The Company’s United States operations have no material exposure to currency fluctuations. The Company is susceptible to currency fluctuations between US dollars and UK pounds sterling, the operating currency of the Company’s United Kingdom businesses. CHL’s Belize operations are conducted in Belize currency which has been fixed by the Government of Belize at two Belize dollars to every one US dollar. The Company does not hedge against any exchange risk associated with its reporting in US dollars. The results of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the average rate of exchange for the year (for the year ended March 31, 2003 1 pound sterling equaled 1.5472 US dollars). The assets and liabilities of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the rate of exchange ruling at the balance sheet date (at March 31, 2003, 1 pound sterling equaled 1.5749 US dollars). Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders’ equity.

The main interest rate risk for the Company’s services businesses arises from any increase in the London Inter-Bank Offered Rate (LIBOR), on which all of the Company’s long-term debt obligations are based. At March 31, 2003, this debt amounted to $56.4 million (plus $60.3 million of letters of credit), with LIBOR at approximately 1.3 percent. The Company does not hedge against any interest rate risk arising from movements in LIBOR. During the year ending March 31, 2004, $44.6 million (79 percent) of the long-term debt balance falls due to be repaid under the terms of the Company’s banking facilities and the letters of credit also fall due to be replaced. Further details are set out in note 19 to the consolidated financial statements. The Company’s principal bank credit agreement expires on March 30, 2004. The Company is currently reviewing its on-going financing requirements and is considering a number of financial options. The Company currently expects new contractual financing arrangements to be in place no later than the fourth quarter of fiscal 2004, which will fully meet the Company’s on-going requirements.

The Bank funds itself principally through deposits. Most deposits are denominated in Belizean dollars. Rates offered vary with the type of deposit account. Demand deposits pay no interest other than to a few selected customers. Savings deposits pay interest at 5 percent to 6 percent per annum depending upon the balance maintained. The Central Bank mandates that a minimum of 4.5 percent per annum must be paid on ordinary savings deposits. Term deposits have various rate of interest. Total deposits as at March 31, 2003 amounted to $291.3 million. The Bank provides commercial loans for short-term financing and working capital purposes. Most commercial loans are variable rate loans based on the Bank’s prime rate, which at March 31, 2003 was 14.5 percent. Consumer and personal lending generally have fixed interest terms. Total loans due as at March 31, 2003 amounted to $270.0 million. Further details are set out in notes 15 and 22 to the consolidated financial statements.

The Company is not a party to any financial instrument with off-balance sheet risks related to foreign exchange spot or forward contracts; neither has the Company issued any derivative financial instrument such as interest rate swaps, caps, floors, collars, or currency swaps.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARRERAGES AND DELINQUINCIES

None

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002 and the United States Securities Exchange Act of 1934, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2003, in order to ensure that all material information, both financial and non-financial, required to be disclosed in the CHL Annual Report on Form 20-F for the year ended March 31, 2003 was identified, recorded, processed, summarized and reported to the Company’s senior management within the required timeframe. This evaluation was undertaken under the supervision and with the participation of the Company’s senior management, including CHL’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, it was concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2003, and that subsequently there have been no significant changes in the Company’s internal controls or in other factors that could affect those controls.

The Company will review and evaluate the design and effectiveness of disclosure controls and procedures on an on-going basis and continue to improve controls and procedures over time and correct any deficiencies that may be discovered in the future. The Company’s objective is to ensure that its senior management has timely access to all material financial and non-financial information concerning the business. Whilst the Company believes that the present design of the disclosure controls and procedures is effective to achieve this objective, future events affecting the business may cause the Company to significantly modify the disclosure controls and procedures. Further, in designing and evaluating the disclosure controls and procedures, the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired controls objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

PART III

Item 17. FINANCIAL STATEMENTS

See Item 18

Item 18. FINANCIAL STATEMENTS

Carlisle Holdings Limited

Report of Independent Accountants

Consolidated Statements of Income

Consolidated Balance Sheets

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Item 19. EXHIBITS

1.1	Memorandum of Association of Carlisle Holdings Limited effective June 1, 1999.

1.2	Articles of Association of Carlisle Holdings Limited effective June 1, 1999.

2.1	Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited.

2.2	Certificate of Adjusted Purchase Price or Number of Shares dated July 1, 1999 reflecting the effect of the two-for-one stock dividend of May 27, 1999 on the Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited.

4.1	Employment Agreement dated July 2, 1997 between BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft, as amended by both an agreement by exchange of letters dated May 14, 1999 among Carlisle Holdings Limited (now Blackwood Limited), BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft and a subsequent agreement by exchange of letters dated October 17, 2000 between Carlisle Holdings Limited and M.A. Ashcroft.

4.2	Payment Agreement effective June 30, 2000, between National Union Fire Insurance Company of Pittsburgh, PA and its affiliates (“AIG”) and OneSource Holdings, Inc.

4.3	Agreement and Parental Guarantee made as of June 30, 2001 by and between Carlisle Holdings Limited and AIG.

4.4	Schedule of Policies and Payments effective June 30, 2000 to Payment Agreement effective June 30, 2000 between AIG and OneSource Holdings, Inc.

4.5	Schedule of Policies and Payments effective June 30, 2001 to Payment Agreement effective June 30, 2001 [sic] between AIG and OneSource Holdings, Inc.

4.6	Schedule of Policies and Payments effective June 30, 2002 to Payment Agreement effective June 30, 2002 [sic] between AIG and OneSource Holdings, Inc.

4.7	Credit Agreement dated March 30, 2000 among Carlisle Finance, S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.8	Amendment No. 1, dated as of September 25, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.9	Amendment No. 2, dated as of November 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.10	Amendment No. 3, dated as of December 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.11	Amendment No. 4, dated as of March 31, 2001, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.12	Amendment No. 5, dated as of February 14, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.13	Amendment No. 6, dated as of June 29, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

8.	List of subsidiaries.

10.1	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2003.

99.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARLISLE HOLDINGS LIMITED (Registrant)

/s/ Peter M R Gaze
Peter M.R. Gaze Chief Financial Officer

Dated: June 30, 2003

CARLISLE HOLDINGS LIMITED

CARLISLE HOLDINGS LIMITED

Report of Independent Accountants

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited the accompanying consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these consolidated financial statements in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carlisle Holdings Limited and its subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

London, United Kingdom

June 30, 2003

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Income

Year ended March 31		2003	2002	2001
	Notes	$m	$m	$m
Service Businesses
Net sales	3	1,194.7	1,246.5	1,240.7
Cost of sales		(995.6)	(1,036.3)	(1,045.6)
Selling, general and administrative expenses		(173.1)	(184.0)	(191.9)
Restructuring and other non-recurring items	4	(1.2)	(5.4)	(9.2)

Operating income (loss)—Service Businesses	3	24.8	20.8	(6.0)

Financial Services
Interest income		39.0	35.3	30.7
Interest expense		(9.2)	(8.2)	(10.3)

Net interest income		29.8	27.1	20.4
Provision for loan losses		(0.7)	(0.4)	(0.5)
Net non-interest expense	5	(1.6)	(2.0)	(1.1)
Restructuring and other non-recurring items	4	1.5	1.7	—

Operating income—Financial Services		29.0	26.4	18.8

Total operating income		53.8	47.2	12.8
Associates	11	4.9	3.1	7.3
Interest income		0.3	0.6	0.9
Interest expense		(6.6)	(6.8)	(6.8)

Income before income taxes		52.4	44.1	14.2
Income taxes	6	(10.0)	(11.9)	(7.7)

Income after income taxes		42.4	32.2	6.5
Minority interests		(6.2)	(9.0)	(3.0)

Net income		36.2	23.2	3.5

Basic and diluted earnings per ordinary share	7	$0.61	$0.39	$0.06

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets

At March 31		2003	2002
	Notes	$m	$m
Assets
Service Businesses
Current assets:
Cash and cash equivalents		13.3	20.0
Trade accounts receivable—net	8	138.7	166.1
Other current assets	9	20.4	20.5

Total Service Businesses current assets		172.4	206.6
Property, plant and equipment—net	10	109.8	95.2
Associates	11	49.7	47.4
Goodwill and other intangibles—net	12	368.6	351.0
Other long-term assets	13	9.9	8.0

Total Service Businesses assets		710.4	708.2

Financial Services
Cash, cash equivalents and due from banks	14	26.1	15.8
Interest-bearing deposits with correspondent banks		52.3	37.6
Loans—net	15	265.3	227.8
Other assets	16	29.2	25.6

Total Financial Services assets		372.9	306.8

Total assets		1,083.3	1,015.0

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets—(continued)

At March 31		2003	2002
	Notes	$m	$m
Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	17	63.7	47.2
Accounts payable		18.3	17.9
Accrued personnel costs		46.5	44.6
Insurance reserves—current portion	20	19.1	19.5
Other current liabilities	18	39.9	39.4

Total Service Businesses current liabilities		187.5	168.6
Long-term debt	19	11.8	70.8
Insurance reserves—long-term portion	20	53.3	57.4
Other long-term liabilities	21	12.4	12.5
Minority interests		48.3	45.1

Total Service Businesses liabilities		313.3	354.4

Financial Services
Deposits	22	291.3	233.0
Other liabilities		6.4	6.3

Total Financial Services liabilities		297.7	239.3

Total liabilities		611.0	593.7

Commitments and contingencies	23
Shareholders’ equity:
Share capital (ordinary shares of no par value—61,765,820)		0.6	0.6
Additional paid-in capital		305.7	307.7
Treasury shares	24	(18.6)	(21.3)
Retained earnings		189.4	153.2
Cumulative other comprehensive loss		(4.8)	(18.9)

Total shareholders’ equity		472.3	421.3

Total liabilities and shareholders’ equity		1,083.3	1,015.0

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative other comprehensive (loss) income	Total
	$m	$m	$m	$m	$m	$m
At April 1, 2000	0.6	308.9	(18.9)	126.5	2.4	419.5
Net income	—	—	—	3.5	—	3.5
Purchase of treasury shares	—	—	(5.3)	—	—	(5.3)
Disposal of treasury shares	—	(0.2)	0.5	—	—	0.3
Currency translation adjustments	—	—	—	—	(14.1)	(14.1)
Net unrealized losses	—	—	—	—	(3.4)	(3.4)
Minimum pension liability	—	—	—	—	(3.1)	(3.1)
Other movements	—	0.2	—	—	—	0.2

At March 31, 2001	0.6	308.9	(23.7)	130.0	(18.2)	397.6
Net income	—	—	—	23.2	—	23.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(1.2)	2.5	—	—	1.3
Currency translation adjustments	—	—	—	—	0.7	0.7
Minimum pension liability	—	—	—	—	(1.4)	(1.4)

At March 31, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)

At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3

At March 31, 2003, additional paid-in capital is stated net of a balance comprising interest bearing, collateralized amounts receivable from certain directors and officers of Carlisle Holdings Limited (“CHL”), in respect of ordinary shares in CHL purchased at market price from CHL satisfied from CHL’s holding of treasury shares and in respect of amounts due on the exercise of CHL share options (note 24), of $2.7 million (2002—$2.5 million; 2001—$2.5 million).

Cumulative other comprehensive (loss) income comprises currency translation adjustments (March 31, 2003—$1.2 million; 2002—$(14.4) million; and 2001—$(15.1) million) and a minimum pension liability (March 31, 2003—$(6.0) million; 2002—$(4.5) million; and 2001—$(3.1) million) (note 25).

At March 31, 2003, retained earnings included non-distributable statutory reserves in The Belize Bank Limited of $3.0 million (2002—$2.1 million; 2001—$2.1 million).

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity—(continued)

Year ended March 31	2003	2002	2001
	$m	$m	$m
Comprehensive income (loss) (net of tax):
Net income	36.2	23.2	3.5
Currency translation adjustments	15.6	0.7	(14.1)
Net unrealized losses	—	—	(3.4)
Minimum pension liability	(1.5)	(1.4)	(3.1)

Total comprehensive income (loss)	50.3	22.5	(17.1)

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

Year ended March 31	2003	2002	2001
	$m	$m	$m
Cash flows from operating activities
Net income	36.2	23.2	3.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.6	19.8	13.9
Goodwill and other intangibles amortization	—	—	8.8
Discount amortization on insurance reserves	3.6	3.6	3.6
Restructuring and other non-recurring items	0.2	3.1	2.3
Loss on disposal of associates and other investments	—	—	5.6
Provision for loan losses	0.7	0.4	0.5
Undistributed earnings of associates	(2.3)	(0.6)	(2.3)
Refinancing costs amortization	0.9	0.6	0.6
Minority interests net of distributions	3.2	8.0	0.2
Other	(1.0)	(0.4)	(1.7)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	33.0	24.7	(10.5)
(Increase) decrease in other assets	(3.3)	(3.7)	6.5
(Decrease) increase in accounts payable	(0.1)	1.9	(1.6)
(Decrease) increase in accrued personnel costs	(0.1)	(4.5)	3.7
(Decrease) in insurance reserves	(8.1)	(3.3)	(9.4)
(Decrease) increase in other liabilities	(14.4)	(23.0)	9.8

Net cash provided by operating activities	71.1	49.8	33.5

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows—(continued)

Year ended March 31	2003	2002	2001
	$m	$m	$m
Cash flows from investing activities
Purchase of property, plant and equipment	(40.6)	(24.9)	(19.2)
Disposal of property, plant and equipment	1.1	3.5	1.3
Purchase of associates and other investments	—	—	(15.6)
Disposal of associates and other investments	—	0.5	10.3
Acquisition of businesses	(5.4)	(17.7)	(27.9)
(Increase) decrease in interest-bearing deposits with correspondent banks	(14.7)	11.6	(24.8)
(Increase) in loans to customers	(37.6)	(55.8)	(15.4)
Other	—	(3.2)	(0.5)

Net cash utilized by investing activities	(97.2)	(86.0)	(91.8)

Cash flows from financing activities
Proceeds from long-term debt	10.2	—	54.4
Repayment of long-term debt	(25.8)	(8.7)	(0.1)
Debt refinancing costs	(0.4)	(0.4)	(0.4)
(Decrease) increase in short-term debt	(14.0)	11.5	(10.2)
Increase in deposits	58.3	3.8	43.3
Net sale (purchase) of treasury shares	0.9	1.2	(4.7)

Net cash provided by financing activities	29.2	7.4	82.3

Currency translation adjustments	0.5	0.1	(1.0)

Net change in cash, cash equivalents and due from banks	3.6	(28.7)	23.0
Cash, cash equivalents and due from banks at beginning of year	35.8	64.5	41.5

Cash, cash equivalents and due from banks at end of year	39.4	35.8	64.5

Cash—service businesses	13.3	20.0	36.0
Cash—financial services	26.1	15.8	28.5

	39.4	35.8	64.5

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows—(continued)

Year ended March 31	2003	2002	2001
	$m	$m	$m

Supplemental cash flow information:
Cash paid for interest	5.8	6.3	7.2
Cash paid for income taxes	6.7	13.1	4.9

In connection with the acquisition of businesses net liabilities (assets) were assumed as follows:
Goodwill and other intangibles	5.5	17.8	34.5
Cash paid (net of cash assumed)	(5.4)	(17.7)	(27.9)
Deferred consideration accrued for	—	(1.2)	—
Loan notes issued	—	—	(7.9)

Net liabilities (assets) assumed	0.1	(1.1)	(1.3)

In connection with the disposal of businesses net assets were disposed of as follows:
Loan notes received	3.4	—	—
Net assets disposed (including goodwill and other intangibles)	(3.4)	—	—

	—	—	—

Non-cash investing activities (note 26(ii)):
Acquisition of businesses	—	—	18.1
Repayment of loan notes	—	—	7.9

Total	—	—	25.0

Consideration—
Investments and other assets	—	—	23.6
Cash paid	—	—	2.4

Total	—	—	25.0

See accompanying notes which are an integral part of these consoldiated financial statements

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 1—Description of business

Introduction

Carlisle Holdings Limited (“CHL”) is a company incorporated in Belize. CHL is a holding company with no independent business operations or assets other than its investment in its subsidiaries, associates, intercompany balances and holdings of cash and cash equivalents. CHL’s businesses are conducted through its subsidiaries.

Facilities services

The Facilities Services division operates in the United States under the name OneSource Holdings, Inc. (“OneSource”), and in the United Kingdom under the names Carlisle Cleaning Services Limited (formerly LI Group Limited) and Carlisle Facilities Services Limited (formerly Capitol Security Services Limited) both trading under the name Carlisle Facilities Services.

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities Services provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to major retail chains and other businesses principally in the retail, transport, distribution and public sectors in the United Kingdom.

Staffing services

The Staffing Services division, principally through Carlisle Staffing plc, a company incorporated in the United Kingdom, operates in the United Kingdom and the Republic of Ireland under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

Telecommunication services

Telecommunication services are provided principally through Belize Telecommunications Limited (“BTL”), a company incorporated in Belize, which is a licensed provider of local, national and long distance telecommunication services in Belize. At March 31, 2003, CHL holds a 51.7 percent interest in BTL (notes 11 and 26(ii)).

Financial services

Financial services are provided principally through The Belize Bank Limited (the “Bank”), a company incorporated in and operating in Belize, as a full service commercial and retail banking operation.

Associates

CHL’s equity investment comprises 23.6 percent of Grupo Agroindustrial CB, S.A. and related companies (“NUMAR”), which have interests in agro-processing and distribution operations principally in Costa Rica.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies

Basis of consolidated financial statements

The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States and as described below. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, allowance for loan losses, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates. Certain figures at March 31, 2002 and for the years ended March 31, 2002 and 2001 have been reclassified to conform to the March 31, 2003 presentation.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of CHL and its subsidiaries (the “Company”). The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

Associates

For investments in which the Company owns or controls more than twenty percent of the voting shares, and over which it exerts significant influence over operating and financial policies, the equity method of accounting is used in the consolidated financial statements. The investment in associates is shown in the consolidated balance sheets as the Company’s proportion of the underlying net assets of these companies plus any goodwill attributable to the acquisitions less any write-off required for a permanent diminution in value. The consolidated statements of income include the Company’s share of net income of associates.

Investments

For investments in which the Company owns or controls less than twenty percent of the voting shares, the Company classifies the investments as either trading securities (principally bought and held for the purpose of selling them in the short-term) or available-for-sale securities (being investments not classified as either trading securities nor as held-to-maturity securities). Unrealized holding gains and losses arising from trading securities are included in the consolidated statements of income and those arising from available-for-sale-securities are included as other comprehensive income, net of tax, in shareholders’ equity until realized.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies—(continued)

Currency translation

The reporting and functional currency of the Company is United States dollars. The results of subsidiaries and associates, which account in a functional currency other than United States dollars, are translated into United States dollars at the average rate of exchange for the year. The assets and liabilities of subsidiaries and associates which account in a functional currency other than United States dollars are translated into United States dollars at the rate of exchange ruling at the balance sheet date. Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders’ equity.

Gains and losses arising from currency transactions are included in the consolidated statements of income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments, with an original maturity of three months or less. As a result of the short-term maturity of these financial instruments their carrying value is approximately equal to their fair market value.

Inventories

Inventories principally comprise raw materials and consumables and are carried at the lower of cost or market value. Cost is determined on a first-in first-out basis.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 50 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 20 years
Fixtures, fittings and office equipment	3 to 8 years

The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and future cash flows of the underlying businesses. Where, in the opinion of the Company, a permanent diminution in the value of property plant and equipment has occurred, the amount of the diminution is recorded in the consolidated statements of income.

Repairs and maintenance costs are expensed as incurred. Gains and losses arising on the disposal of property, plant and equipment are included in the consolidated statements of income.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies—(continued)

Goodwill and other intangibles

The goodwill that arises where the acquisition cost of subsidiaries and associates exceeds the fair values attributable to the underlying net assets is capitalized in the consolidated financial statements. Goodwill arising on the acquisition of associates is included in investments in associates. With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminates the requirement to amortize goodwill and identifiable assets that have indefinite lives and initiates an annual review for impairment. Prior to adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

The annual goodwill impairment review is carried out at a reporting unit level, which for the Company is considered to be at the segmental and geographical reporting level for each of its four service businesses, as applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair market value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair market value of a reporting unit’s goodwill with the carrying amount of that goodwill. The aggregate amount of any impairment loss is included in the consolidated statements of income.

The implied fair market value of a reporting unit and its related goodwill is measured by the Company principally by reference to present value techniques, comprising discounted cash flows, based on future revenue and margin projections and plans approved by the Company, with the discount rate based on a risk weighted average cost of capital.

Income taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and tax bases of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Stock-based compensation

Stock-based employee compensation is accounted for under the intrinsic value based method of accounting.

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of sales-related taxes. Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries are made. Revenues derived from telecommunication services comprise telephone rental, network access and airtime usage, are billed monthly in arrears, and are recognized in the consolidated financial statements in the month in which the services are provided.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies—(continued)

Loans and interest income recognition

Loans are stated at the principal amount outstanding, net of unearned income. Interest income is recorded on an accruals basis. When either the collectibility of principal or interest is considered doubtful, or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

Allowance for loan losses

The Company’s consideration as to the adequacy of the allowance to provide for probable loan losses is based on a continuing review of the loan portfolio and includes, but is not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. Loans are charged off against allowance for loan losses when the amounts are deemed to be uncollectible.

Recently issued accounting pronouncements

In April 2002, Statement of Financial Accounting Standards (‘SFAS’) No. 145—‘Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections’ was issued. This statement is effective for fiscal years beginning after May 15, 2002 and, among other things, no longer permits the treatment and classification as extraordinary items of those gains or losses arising on the extinguishment of debt.

In June 2002, SFAS No. 146—‘Accounting for Costs Associated with Exit or Disposal Activities’ was issued. This statement is effective for exit or disposal activities initiated after December 31, 2002 and addresses financial accounting and reporting for costs associated with exit or disposal activities, nullifies EITF Issue No 94-3—‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity’ and requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when a company commits to an exit plan.

In November 2002, the Financial Accounting Standards Board (‘FASB’) issued Interpretation No. 45—‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. This interpretation is effective for guarantees issued or modified after December 31, 2002 and elaborates on the existing disclosure requirements for certain guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, an initial liability for the fair value of the obligations the company assumes under the guarantee should be recognized.

In December 2002, SFAS No. 148—‘Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123’ was issued and amends SFAS No. 123—‘Accounting for Stock-Based Compensation’, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

In January 2003, FASB Interpretation No. 46—‘Consolidation of Variable Interest Entities’ was issued. This interpretation is effective for fiscal years beginning after June 15, 2003 and provides guidance for identifying a controlling interest in a variable interest entity established by means other than voting interests.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies—(continued)

In April 2003, SFAS No. 149—‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ was issued. This statement is generally effective for contracts entered into or modified after June 30, 2003 and amends and clarifies the accounting and reporting for derivative instruments and hedging activities.

In May 2003, SFAS No. 150—‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ was issued. This statement is effective for financial instruments entered into or modified after May 31, 2003 and amends the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity and requires that these instruments be classified as liabilities.

The Company does not consider that the impact of these statements and interpretations have had, or will have when effective, a material effect on the Company’s consolidated financial statements.

Note 3—Segmental analysis

The Company is engaged in four service businesses, Facilities Services and Staffing Services principally in the United States and in the United Kingdom, Telecommunication Services in Belize, analysis of which is set out below, and Financial Services, principally in Belize, analysis of which is separately shown in the consolidated financial statements.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3—Segmental analysis—(continued)

Year ended March 31	2003	2002	2001
	$m	$m	$m
Business analysis
Net sales
Facilities Services	917.2	973.5	1,019.8
Staffing Services	222.3	217.5	207.5
Telecommunication Services	55.2	55.5	13.4

	1,194.7	1,246.5	1,240.7

Operating income (loss)
Facilities Services	2.6	(8.2)	(10.9)
Staffing Services	9.5	9.9	10.6
Telecommunication Services	19.2	26.4	6.7
Corporate	(6.5)	(7.3)	(12.4)

	24.8	20.8	(6.0)

Depreciation and amortization
Facilities Services	10.0	10.9	17.2
Staffing Services	2.2	1.5	3.3
Telecommunication Services	9.7	6.8	1.6

	21.9	19.2	22.1

Capital expenditures
Facilities Services	5.0	9.5	13.5
Staffing Services	3.0	3.1	2.1
Telecommunication Services	30.2	10.8	2.0

	38.2	23.4	17.6

Goodwill
Facilities Services	266.0	259.2	252.3
Staffing Services	101.8	91.0	79.4
Telecommunication Services	0.8	0.8	0.8

	368.6	351.0	332.5

Total assets
Facilities Services	419.9	445.8	464.0
Staffing Services	137.2	129.0	117.9
Telecommunication Services	100.9	81.3	78.9
Associates	49.7	47.4	46.8
Corporate	2.7	4.7	8.8

	710.4	708.2	716.4

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3—Segmental analysis—(continued)

Operating income (loss) for the year ended March 31, 2003 included restructuring and other non-recurring items of $1.2 million (2002—$5.4 million; 2001—$9.2 million), of which $0.9 million (2002 – $4.9 million; 2001—$1.8 million) related to the Facilities Services division, $0.3 million (2002—$0.8 million; 2001—$1.4 million) related to the Staffing Services division, nil (2002—$(0.4) million; 2001—nil) related to the Telecommunication Services division, and nil (2002—$0.1 million; 2001—$6.0 million) related to corporate matters (note 4).

Year ended March 31	2003	2002	2001
	$m	$m	$m
Geographical analysis
Net sales
United States	788.7	832.0	863.9
United Kingdom	350.8	359.0	363.4
Belize	55.2	55.5	13.4

	1,194.7	1,246.5	1,240.7

Operating income (loss)
United States	(8.6)	(18.4)	(32.8)
United Kingdom	14.2	12.8	20.1
Belize	19.2	26.4	6.7

	24.8	20.8	(6.0)

Total assets
United States	313.8	337.9	357.1
United Kingdom	246.1	241.6	233.6
Belize	150.5	128.7	125.7

	710.4	708.2	716.4

The total assets in Belize included, for convenience purposes, the investment in associates, which amounted to $49.7 million at March 31, 2003 (2002—$47.4 million; 2001—$46.8 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4—Restructuring and other non-recurring items

Year ended March 31	2003	2002	2001
	$m	$m	$m
Facilities Services	0.9	4.9	1.8
Staffing Services	0.3	0.8	1.4
Telecommunication Services	—	(0.4)	—
Corporate	—	0.1	6.0

	1.2	5.4	9.2
Financial Services	(1.5)	(1.7)	—

	(0.3)	3.7	9.2

Service Businesses

During the year ended March 31, 2003, the Company incurred a net charge for restructuring and other non-recurring items of $1.2 million, of which $0.9 million related to the Facilities Services division, and $0.3 million related to the Staffing Services division.

During the year ended March 31, 2003, the Company continued to review its operational and administrative structure, following which a certain number of employees were terminated. The restructuring charge comprised employee severance and other associated costs for 102 executives and other employees of $1.5 million. The amounts paid and charged in the year ended March 31, 2003 against the provision for severance and associated costs amounted to $1.3 million. The restructuring charge was offset by a non-recurring net gain arising from the disposal of other assets of $0.3 million.

During the year ended March 31, 2002, the Company incurred a net charge for restructuring and other non-recurring items of $5.4 million, of which $4.9 million related to the Facilities Services division, $0.8 related to the Staffing Services division, a $0.4 million credit related to the Telecommunication Services division, and $0.1 million related to corporate matters.

During the year ended March 31, 2002, the Company reviewed its operational and administrative structure, following which a certain number of employees were terminated and office closings effected. The restructuring charge comprised employee severance and other associated costs for 96 executives and other employees of $4.7 million, costs arising from the closure of certain operations of $0.9 million, and other restructuring costs of $0.8 million. The amounts paid and charged in the year ended March 31, 2003 against the provisions in the aforementioned categories amounted to $2.6 million (2002—$3.3 million). The aggregate restructuring charge of $6.4 million was offset by a non-recurring net gain arising from the disposal of certain properties and other assets of $1.0 million.

During the year ended March 31, 2001, the Company incurred a net charge for restructuring and other non-recurring items of $9.2 million, of which $1.8 million related to the Facilities Services division, $1.4 million related to the Staffing Services division, and $6.0 million related to corporate matters.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4—Restructuring and other non-recurring items—(continued)

During the year ended March 31, 2001, the Company disposed of a number of investments and other assets that were exchanged for a 23.5 percent interest in the issued share capital of BTL which resulted in a non-recurring net loss of $6.8 million (notes 11 and 26(ii)). The Company also disposed of certain other investments during the year that resulted in non-recurring net gains of $1.2 million.

As a result of acquisitions and other activity in the year ended March 31, 2001, the Company reviewed its operational and administrative structure, following which a certain number of employees were terminated and office closings effected. The restructuring charge comprised employee severance and other associated costs for 13 executives and other employees of $1.0 million, costs arising from the closure of certain operations of $2.0 million, including the write-off of certain property, plant and equipment of $0.4 million, and other restructuring costs of $0.6 million. The amounts paid and charged in the year ended March 31, 2003 against the provisions in the aforementioned categories amounted to $0.2 million (2002—$1.3 million; 2001—$1.7 million).

Financial Services

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, to a company led by former management of the Company, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million in the period to June 2004, contingent on certain future performance targets of BISL. During the year ended March 31, 2003, deferred consideration of $1.5 million (2002—$1.3 million; 2001—nil) was received and included within non-recurring items.

During the year ended March 31, 2002, the Company also disposed of certain properties and other assets that resulted in a non-recurring net gain of $0.4 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 5—Net non-interest expense

Year ended March 31	2003	2002	2001
	$m	$m	$m
Non-interest income:
Foreign exchange income and commissions	2.8	2.7	2.8
Customer service and letter of credit fees	1.8	1.8	1.6
Credit card fees	0.9	0.9	0.7
Other financial and related services	1.5	1.5	1.5
Other income	0.5	0.3	0.3

	7.5	7.2	6.9

Non-interest expense:
Salaries and benefits	(5.2)	(4.5)	(4.1)
Premises and equipment	(1.7)	(1.6)	(1.5)
Other expenses	(2.2)	(3.1)	(2.4)

	(9.1)	(9.2)	(8.0)

Net non-interest expense	(1.6)	(2.0)	(1.1)

Note 6—Income taxes

(i) The provision for income taxes in the consolidated statements of income was as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Current income taxes:
Federal	(1.8)	—	—
State and local	0.2	0.2	0.5
Non-US taxes	11.6	11.7	7.2

	10.0	11.9	7.7

Deferred income taxes:
Non-US taxes	—	—	—

Income tax provision	10.0	11.9	7.7

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry-backs of net operating losses arising in prior years.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6—Income taxes—(continued)

(ii) Income before income taxes included the following components:

Year ended March 31	2003	2002	2001
	$m	$m	$m
US loss	(2.3)	(11.7)	(21.7)
Non-US income	54.7	55.8	35.9

Income before income taxes	52.4	44.1	14.2

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent) on consolidated income before income taxes and the Company’s income tax provision was as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Notional US federal income tax at the statutory rate	18.3	15.4	5.0
Adjustments to reconcile to the Company’s income tax provision:
Valuation allowance	8.7	4.6	9.5
Non-US net earnings	(16.4)	(9.2)	(6.4)
Other	(0.6)	1.1	(0.4)

Income tax provision	10.0	11.9	7.7

A portion of net income is not subject to tax by virtue of the Company’s status as a Public Investment Company under the International Business Companies Act, 1990 of Belize, as amended by the International Business Companies (Amendment) Act, 1995 of Belize.

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:

At March 31	2003	2002
	$m	$m
Assets:
Provision for insurance reserves	19.8	20.2
Provision for estimated costs and expenses	51.7	47.5
Net operating losses	52.6	32.7

	124.1	100.4
Valuation allowance	(112.9)	(90.1)

	11.2	10.3
Liabilities:
Intangible and other assets	(9.5)	(8.6)

Net deferred income tax balance (note 9)	1.7	1.7

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6—Income taxes—(continued)

At March 31, 2003, the valuation allowance for deferred tax assets was $112.9 million (2002—$90.1 million). The net change in the total valuation allowance for the year ended March 31, 2003 was an increase of $22.8 million (2002—$19.4 million), principally arising from an increase in net operating losses, whose realization is dependent upon generating sufficient taxable income prior to expiration of the net operating loss carryforwards.

Note 7—Earnings per ordinary share

Year ended March 31	2003	2002	2001
	$m	$m	$m
Net income—Basic and Diluted earnings per ordinary share	36.2	23.2	3.5

Year ended March 31	2003	2002	2001
	Number	Number	Number
Weighted average number of ordinary shares—Basic earnings per ordinary share	59,225,816	58,907,622	59,185,077
Warrants (note 24)	—	—	119,162
Share options (note 24)	—	—	12,421

Weighted average number of ordinary shares—Diluted earnings per ordinary share	59,225,816	58,907,622	59,316,660

The weighted average effect of 16,278,965 (2002—10,409,415; 2001—1,031,709) warrants and share options have been excluded from the calculation of diluted earnings per ordinary share, since they are anti-dilutive under the treasury method of earnings per share calculation.

Note 8—Trade accounts receivable—net

At March 31	2003	2002
	$m	$m
Billed	134.0	165.7
Unbilled	11.5	10.3

	145.5	176.0
Less: allowance for doubtful receivables	(6.8)	(9.9)

	138.7	166.1

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 8—Trade accounts receivable—net—(continued)

	Balance at beginning of year	Subsidiaries acquired	Additions charged to income	Deductions —primarily write-offs	Balance at end of year
	$m	$m	$m	$m	$m
Allowance for doubtful receivables:
Year ended March 31, 2001	7.2	1.5	23.3	(7.3)	24.7

Year ended March 31, 2002	24.7	0.1	9.1	(24.0)	9.9

Year ended March 31, 2003	9.9	—	3.7	(6.8)	6.8

Additions charged to income in the year ended March 31, 2001 included a one-time allowance of $19.2 million, utilized and written-off in the year ended March 31, 2002, that resulted from a billing system conversion and consequent problems in invoice collection at OneSource.

Note 9—Other current assets

At March 31	2003	2002
	$m	$m
Prepaid expenses	8.7	8.8
Inventories	4.2	3.3
Deferred income taxes (note 6)	1.7	1.7
Deferred refinancing costs	0.9	0.7
Other current assets	4.9	6.0

	20.4	20.5

In connection with the refinancing of certain long-term debt obligations of the Company, certain fees and expenses were incurred. These refinancing costs are being amortized through interest expense in the consolidated statements of income over the life of the Company’s long-term debt obligations. The refinancing costs amortization for the years ended March 31, 2003, 2002 and 2001 were $0.9 million, $0.6 million and $0.6 million, respectively.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 10—Property, plant and equipment—net

At March 31	2003	2002
	$m	$m
Cost:
Land and buildings	22.6	21.2
Leasehold improvements	5.9	5.1
Machinery and equipment	156.2	131.3
Fixtures, fittings and office equipment	36.6	35.4

Total cost	221.3	193.0

Accumulated depreciation:
Land and buildings	2.5	2.3
Leasehold improvements	3.8	3.4
Machinery and equipment	82.8	72.9
Fixtures, fittings and office equipment	22.4	19.2

Total accumulated depreciation	111.5	97.8

Net book values	109.8	95.2

Total capital expenditures for the years ended March 31, 2003, 2002 and 2001 were $38.2 million, $23.4 million and $17.6 million, respectively. Total depreciation expense for the years ended March 31, 2003, 2002 and 2001 was $21.9 million, $19.2 million and $13.3 million, respectively.

Note 11—Associates

At March 31	2003	2002
	$m	$m
Associate—NUMAR	49.7	47.4

Year ended March 31	2003	2002	2001
	$m	$m	$m
Share of associates’ earnings:
NUMAR	4.9	3.1	5.1
Belize Telecommunications Limited	—	—	2.2

	4.9	3.1	7.3

Total dividends receivable during the year	2.6	2.5	5.0

In January 2001, the Company acquired a 23.5 percent interest in the issued share capital of BTL (note 26(ii)). Accordingly, the Company increased its investment in BTL at that time to 51.1 percent and therefore consolidated BTL as a subsidiary.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 11—Associates—(continued)

Associates comprise companies in respect of which fair market values are not readily available, but they are considered by the Company to exceed the carrying amounts.

At March 31, 2003, the accumulated undistributed earnings of associates included in the consolidated retained earnings of the Company were $31.4 million (2002—$29.1 million; 2001—$28.5 million).

Summarized combined unaudited financial information for associates was as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Net sales	189.4	170.7	234.7
Gross profit	47.0	38.5	77.5
Income from continuing operations	18.3	13.5	48.0
Net income	18.3	13.5	37.0

At March 31	2003	2002
	$m	$m
Current assets	88.2	75.0
Non-current assets	207.1	207.2
Current liabilities	46.4	42.3
Non-current liabilities	55.0	55.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 12—Goodwill and other intangibles—net

	Facilities Services	Staffing Services	Telecommunication Services	Total
	$m	$m	$m	$m
At April 1, 2001
Cost	274.5	84.0	0.8	359.3
Accumulated amortization (iii)	(22.2)	(4.6)	—	(26.8)

Net book values at April 1, 2001	252.3	79.4	0.8	332.5

Additions—year ended March 31, 2002 (i)	6.6	11.2	—	17.8
Currency translation adjustments	0.3	0.4	—	0.7

Net book values at March 31, 2002	259.2	91.0	0.8	351.0

Additions—year ended March 31, 2003 (i)	2.3	3.2	—	5.5
Disposals—year ended March 31, 2003 (ii)	(1.4)	—	—	(1.4)
Currency translation adjustments	5.9	7.6	—	13.5

Net book values at March 31, 2003	266.0	101.8	0.8	368.6

(i) During the year ended March 31, 2003, the Company made a small number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $5.4 million, which was financed from cash on hand, or from the Company’s bank credit facility, with further payments of up to $0.7 million contingent on certain future performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their preliminary estimated fair values. The allocation resulted in goodwill and other intangibles of $5.5 million arising during the year ended March 31, 2003.

During the year ended March 31, 2002, the Company made a certain number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $17.7 million, which was financed from cash on hand, or from the Company’s bank credit facility, and deferred consideration accrued for of $1.2 million. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. The allocation resulted in goodwill and other intangibles of $17.8 million arising during the year ended March 31, 2002.

(ii) During the year ended March 31, 2003, the Company disposed of its entire interest in the share capital of a Facilities Services landscape business for an aggregate consideration of $4.2 million. The consideration was principally satisfied by the receipt of an interest bearing, collateralized loan note (discounted). The net assets disposed of included goodwill and other intangibles of $1.4 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 12—Goodwill and other intangibles—net—(continued)

(iii) With effect from April 1, 2001, the Company applied the provisions of SFAS 142, which eliminates the requirement to amortize goodwill and initiates an annual review for impairment. Accordingly, total goodwill amortization expense for the years ended March 31, 2003, 2002 and 2001 was nil, nil and $8.8 million, respectively.

As required by SFAS 142, the Company undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Company’s annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2003 and 2002, as a result of which no impairment of goodwill has arisen.

Application of SFAS 142 requires net income and earnings per ordinary share information for all periods be presented exclusive of amortization expense (net of tax) recorded in those periods.

Year ended March 31	2003	2002	2001
	$m	$m	$m
Reported net income	36.2	23.2	3.5
Add back: goodwill amortization	—	—	8.8

Adjusted net income	36.2	23.2	12.3

	$	$	$
Basic and diluted earnings per ordinary share:
Reported net income	0.61	0.39	0.06
Goodwill amortization	—	—	0.15

Adjusted net income	0.61	0.39	0.21

Note 13—Other long-term assets

At March 31	2003	2002
	$m	$m
Deferred refinancing costs (note 9)	—	0.7
Other long-term assets	9.9	7.3

	9.9	8.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 14—Cash, cash equivalents and due from banks

At March 31	2003	2002
	$m	$m
Cash in hand	5.3	4.5
Balances with the Central Bank of Belize	18.0	6.5
Amounts in the course of collection	2.8	4.8

	26.1	15.8

The Bank is required to maintain an average minimum non-interest bearing deposit balance with the Central Bank of Belize equal to 6 percent of the average deposit liabilities of the Bank. At March 31, 2003, the actual amount was 6.2 percent. In addition, the Bank must maintain an average aggregate of approved liquid assets (which include the average minimum non-interest bearing deposit balance maintained with the Central Bank of Belize) equal to 24 percent of the average deposit liabilities of the Bank. At March 31, 2003, the actual amount was 33.9 percent.

Note 15—Loans—net

At March 31	2003	2002
	$m	$m
Loans (net of unearned income):
Commercial, financial and agricultural	116.5	113.8
Real estate—mortgage	105.1	70.7
Real estate—construction	10.5	14.0
Consumer	37.9	33.9

	270.0	232.4

Allowance for loan losses:
Commercial, financial and agricultural	(2.0)	(2.0)
Real estate—mortgage	(0.4)	(1.1)
Real estate—construction	(0.8)	(0.1)
Consumer	(1.5)	(1.4)

	(4.7)	(4.6)

Loans (net of unearned income and allowance for loan losses):
Commercial, financial and agricultural	114.5	111.8
Real estate—mortgage	104.7	69.6
Real estate—construction	9.7	13.9
Consumer	36.4	32.5

Loans (net of unearned income and allowance for loan losses)	265.3	227.8

Unearned income at March 31, 2003 amounted to $4.5 million (2002—$5.1 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 15—Loans—net—(continued)

The maturity ranges of loans outstanding at March 31, 2003 are shown in the table below. All loans, other than consumer loans, are legally repayable on demand, however they are disclosed below as if they run to their full maturity.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Commercial, financial and agricultural	48.5	33.2	34.8	116.5
Real estate—mortgage	13.5	24.3	67.3	105.1
Real estate—construction	4.6	0.7	5.2	10.5
Consumer	11.5	14.6	11.8	37.9

	78.1	72.8	119.1	270.0

Non-accrual loans at March 31, 2003 amounted to $7.7 million (2002—$7.3 million). The interest income which would have been recorded during the year ended March 31, 2003 had all non-accrual loans been current in accordance with their terms was approximately $1.1 million (2002—$1.4 million; 2001—$1.8 million).

The Bank measures its estimates of impaired loans in accordance with Statement of Financial Accounting Standards No. 114—Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118—Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. Under the Bank’s accounting policy for loan loss provisioning, the Company evaluates the probability of an impairment loss when a loan is classified as non-accrual. An impairment loss is recognized and fully provided for if the recorded amount of the non-accrual loan exceeds the estimated fair value of the underlying collateral less costs to sell. The majority of the Bank’s loan portfolio is fully collateralized. Interest income on impaired loans is recognized only when payments are received and the Company considers that the loan will remain performing.

At March 31, 2003, the amount of impaired loans outstanding in which the Company considers that there was a probability of a loss totalled $7.1 million, with related specific allowances, after taking into consideration related collateral, of $4.7 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of a loss during the year ended March 31, 2003 was $6.8 million. Interest is not recognized on any loan classified as non-accrual.

As a result of the nature of these financial instruments, the estimated fair market value of the loan portfolio is considered by the Company to approximate its carrying value.

Commercial, financial and agricultural loans at March 31, 2003 included loans to certain officers and employees of the Company of $0.9 million (2002—$0.9 million) at preferential rates of interest varying between 4.0 percent and 8.5 percent per annum, repayable over varying periods not exceeding 25 years.

At March 31, 2003, the Bank held 22,700 ordinary shares of CHL as collateral for certain loans provided.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 15—Loans—net—(continued)

Changes in the allowance for loan losses were as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
At beginning of year	4.6	5.1	5.3

Provision charged to income	0.7	0.4	0.5
Charge-offs	(0.6)	(0.9)	(0.7)

	0.1	(0.5)	(0.2)

At end of year	4.7	4.6	5.1

Note 16—Other assets

At March 31	2003	2002
	$m	$m
Cost:
Land and buildings	7.7	5.8
Fixtures, fittings and office equipment	5.5	5.3

Total cost	13.2	11.1
Less: total accumulated depreciation	(4.9)	(4.5)

Property, plant and equipment—net	8.3	6.6
Government of Belize securities	11.6	11.6
Other assets	9.3	7.4

	29.2	25.6

Total capital expenditures for the years ended March 31, 2003, 2002 and 2001 were $2.4 million, $1.5 million and $1.6 million, respectively. Total depreciation expense for the years ended March 31, 2003, 2002 and 2001 was $0.7 million, $0.6 million and $0.6 million, respectively.

Government of Belize securities bear interest at 9.0 percent per annum, are classified as being held-to-maturity, and are carried at cost which, as a result of the short-term maturity (within a twelve month period) of these financial instruments, is approximately equal to their fair market value.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 17—Short-term debt

At March 31	2003	2002
	$m	$m
Bank and acceptance facilities (note 19)	19.1	46.0
Short-term portion of long-term debt (note 19)	44.6	1.2

	63.7	47.2

Note 18—Other current liabilities

At March 31	2003	2002
	$m	$m
Accruals	19.0	19.2
Income taxes	6.2	2.9
State, local and other taxes	12.5	10.3
Restructuring reserves	1.1	3.7
Other current liabilities	1.1	3.3

	39.9	39.4

Note 19—Long-term debt

At March 31	2003	2002
	$m	$m
Revolving credit facility (i)	41.3	65.9
Term loans (ii)	15.1	6.1

	56.4	72.0
Less short-term portion of long-term debt (note 17)	(44.6)	(1.2)

	11.8	70.8

(i) In March 2000, Carlisle Finance S.A., a wholly owned financing subsidiary of CHL incorporated in Luxembourg, entered into a $250 million bank credit agreement (as amended). The agreement has a term of four years expiring on March 30, 2004 and is guaranteed on an unconditional, unlimited and irrevocable joint and several basis by CHL and certain of CHL’s operating subsidiaries. The facility is also collateralized by a first priority lien on the capital stock of each guarantor, except CHL, and on certain other property and assets, including receivables, of each guarantor. In September 2000, the bank credit agreement was amended and reduced to a total facility of $210 million. In December 2001, the Company’s obligations under the bank credit agreement were transferred to Carlisle Finance (Iceland) ltd., a wholly owned subsidiary of Carlisle Finance, S.A., incorporated in Iceland. In September 2002, the bank agreement was amended to reduce the available facility, over a period of time, to $140 million in September 2002, $135 million in December 2002 and $130 million in June 2003.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 19—Long-term debt—(continued)

The amounts available under this multi-currency, revolving credit facility may be borrowed and re-borrowed. The facility can be used for (a) general working capital purposes and (b) letters of credit up to a maximum of $60 million (principally in respect of the Company’s self-insurance program), or such greater amount if approved by the lenders. Amounts available under the facility are available for issuance and reissuance.

At March 31, 2003, $41.3 million (2002—$65.9 million) was drawn under the facility (all denominated in US dollars), together with letters of credit amounting to $60.3 million (2002—$55.6 million) with expiration dates up to and including March 2004. At March 31, 2003, the letters of credit approximately reflected fair market value as a condition of their underlying purpose. The Company expects the counterparties to fully perform under the terms of the agreements.

Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin.

The bank credit agreement contains certain financial and operating covenants, including restrictions on certain of CHL’s subsidiaries’ ability to incur additional indebtedness, limitations on certain payments, restrictions on acquisitions, and certain other financial covenants applicable to the Company, including a minimum debt to total shareholders’ equity ratio, a minimum level of total shareholders’ equity and a minimum interest coverage ratio. The agreement also contains a change in control clause, including a condition that Lord Ashcroft, KCMG, the controlling shareholder in and Chairman of CHL, shall continue to have an interest (directly or indirectly) in at least two-thirds of his March 30, 2000 shareholding in CHL.

The bank credit agreement also permits up to an additional $30 million to be lent to the Company through non-collateralized, short-term overdraft facilities, the effect of which is to reduce the amount available to the Company under the $135 million available facility. At March 31, 2003, two such overdraft facilities were in place (a) a $5 million credit line to OneSource, of which nil (2002—$6.4 million from two $5 million credit lines) had been drawn; and (b) an $18.1 million credit facility available to the Company’s operations in the United Kingdom, of which $2.7 million (2002—$14.0 million) had been drawn, and $1.7 million (2002—$1.0 million) utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business, issued by the bank on behalf of the Company. These drawn amounts are included in short-term debt at March 31, 2003 and 2002 (note 17). The interest rates on these bank and acceptance facilities are based on LIBOR plus a margin.

As set out above, the current bank credit agreement expires on March 30, 2004 and, accordingly, all outstanding debt at March 31, 2003 has been classified as short-term in the consolidated balance sheet. The Company is currently reviewing its on-going financing requirements and is considering a number of financial options. The Company currently expects new contractual financing arrangements to be in place before the expiry of the current bank credit agreement, which will fully meet the Company’s on-going requirements.

(ii) BTL has two US dollar denominated term bank loans: (a) $4.9 million (2002—$6.1 million) repayable in monthly installments through April 2007. The loan is collateralized by a letter of commitment and the assignment of certain of BTL’s receivables, and bears interest at LIBOR plus 2.5 percent per annum; and (b) $10.2 million (2002—nil) repayable in ten equal semi-annual installments through October 2007. The total amount available to be drawn by BTL under this facility is $11.5 million and has been provided to finance the provision of a GSM cellular network. The loan is guaranteed by the Bank and bears interest at LIBOR plus 0.5 percent per annum.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 19—Long-term debt—(continued)

In addition, BTL has a collateralized bank overdraft facility of $6.0 million, of which $5.5 million has been drawn at March 31, 2003 (2002—nil) and is included in short-term debt (note 17). The interest rate on this bank and acceptance facility is 13 percent per annum.

(iv) The estimated fair market value of all long-term debt is considered by the Company to approximate its carrying value.

The maturities and installments with respect to all long-term debt for the years subsequent to March 31, 2003 are as follows:

$m
2004	44.6
2005	3.2
2006	3.2
2007	3.2
2008	2.2

56.4

Note 20—Insurance reserves

At March 31	2003	2002
	$m	$m
Current portion	19.1	19.5
Long-term portion	53.3	57.4

	72.4	76.9

The Company is self-insured for workers’ compensation, general liability and automobile liability coverage. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programs are based upon historical loss experience, and are recorded at the net present value of the estimated obligations. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The discount rate used to estimate the liability at March 31, 2003 was 5.0 percent (2002—5.0 percent). The discount amortization charged in the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 was $3.6 million, $3.6 million and $3.6 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services, Inc. (2002—MMC Enterprise Risk Consulting, Inc.). In connection with certain self-insurance agreements, at March 31, 2003 the Company had letters of credit supporting the estimated liability in the amount of $53.2 million (2002—$50.1 million) (note 19), and had issued guarantor bonds in the amount of $28.3 million (2002—$36.5 million) (note 23).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 21—Other long-term liabilities

At March 31	2003	2002
	$m	$m
Pensions (note 25)	3.7	2.4
Deferred compensation (note 25)	2.7	2.6
Other long-term liabilities	6.0	7.5

	12.4	12.5

Note 22—Deposits

At March 31	2003	2002
	$m	$m
Certificates of deposit	156.1	114.6
Demand deposits	87.9	76.5
Savings deposits	47.3	41.9

	291.3	233.0

The maturity distribution of certificates of deposit of $0.1 million or more was as follows:

At March 31	2003	2002
	$m	$m
3 months or less	67.8	45.8
Over 3 and to 6 months	12.1	10.5
Over 6 and to 12 months	29.4	10.1
Deposits less than $0.1 million	46.8	48.2

	156.1	114.6

Included in certificates of deposit at March 31, 2003 were $63.7 million (2002—$41.0 million) of certificates of deposit denominated in US dollars. Included in demand deposits at March 31, 2003 were $43.8 million (2002—$32.9 million) of demand deposits denominated in US dollars.

As a result of the short-term maturity of these financial instruments their carrying value is considered by the Company to approximately equal their fair market value.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 23—Commitments and contingencies

Service Businesses

(i) The Company leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancellable lease terms in excess of one year at March 31, 2003 are as follows:

$m
2004	13.3
2005	10.3
2006	5.6
2007	3.2
2008	1.8
Thereafter	2.7

36.9

The net operating lease rental charge for the years ended March 31, 2003, 2002 and 2001 included in the consolidated statements of income was $17.3 million, $16.3 million and $14.5 million, respectively.

(ii) Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company’s trade receivables primarily result from its core businesses and reflect a broad customer base. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. As a consequence, concentrations of credit risk are considered to be limited.

(iii) At March 31, 2003, the Company had issued guarantor surety, performance and other bonds of $63.7 million (2002—$68.7 million), of which $28.3 million (2002—$36.5 million) related to the Company’s self-insurance arrangements (note 20).

(iv) The Company is a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Company.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 23—Commitments and contingencies—(continued)

Financial Services

(i) Financial instruments which potentially subject the Bank to concentrations of credit risk principally consist of cash, cash equivalents and due from banks and loans due from customers. The Bank places its cash, cash equivalents and due from banks with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Bank’s loans due from customers primarily result from its core business and reflects a broad customer base, although there are certain concentrations by economic activity. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Substantially all of the Bank’s loan portfolio is also fully collateralized. As a consequence, concentrations of credit risk are considered to be limited.

(ii) The Bank is a party to financial instruments with off-balance-sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank grants short-term credit facilities to customers for periods of up to twelve months generally to meet customers’ working capital requirements. These facilities are repayable on demand and are subject to review at any time. In practice, such reviews are carried out at periodic intervals agreed with the customer. Outstanding commitments to extend credit at March 31, 2003 amounted to $17.2 million (2002—$26.2 million).

Since many of the commitments are expected to expire without being drawn upon in full, and because of the fluctuating aspect of the facilities, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by the Bank for the extension of credit is based on the Company’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms of such guarantees do not normally exceed more than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds similar collateral to that held for the short-term facilities described above and such commitments are generally fully collateralized. Outstanding standby letters of credit and financial guarantees written at March 31, 2003 amounted to $15.9 million (2002—$5.2 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital

At March 31	2003	2002	2001
	$m	$m	$m
Authorized
Ordinary shares:
100,000,000 shares of no par value	—	—	—

Preference shares:
14,000,000 shares of $1.00 each	14.0	14.0	14.0

Total authorized	14.0	14.0	14.0

Issued and outstanding
Ordinary shares:
61,765,820 shares of no par value	0.6	0.6	0.6

1998 Shareholder Warrants

In October 1998, Portland Holdings Limited (“Portland”), a company incorporated in Belize which is controlled by Lord Ashcroft, entered into a guaranteed subscription agreement with the Company which financed the cash element of the consideration for a number of acquisitions and to provide funding for the future development and expansion of the Company. In consideration for Portland entering into the subscription agreement referred to above, CHL agreed to issue to Portland a series of 1998 shareholder warrants to subscribe for 7,690,228 ordinary shares in CHL at a price of £4.55 per share, exercisable at any time up to October 28, 2003. To date, none of the warrants have been exercised.

1996 Shareholder Warrants

The 1996 shareholder warrants to subscribe for ordinary shares in CHL were exercisable at a price of £4.55 per share at any time up to June 24, 2001. At March 31, 2001, 556,940 warrants remained outstanding. During the year ended March 31, 2002, 75,523 (2001—93) warrants were exercised. On June 24, 2001, 481,417 warrants lapsed unexercised in accordance with their terms

1994 Shareholder Warrants

The 1994 shareholder warrants to subscribe for 92,920 ordinary shares in CHL are exercisable at any time up to February 7, 2004 as follows: 23,230 at an exercise price of £8.61, 23,230 at an exercise price of £10.33, 23,230 at an exercise price of £12.06 and 23,230 at an exercise price of £15.50. To date, none of the warrants have been exercised.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital—(continued)

Preference Shares

In December 1997, 0.5 million preference shares of $1.00 were designated as Series A preference shares, pursuant to the Shareholder Rights Agreement referred to below, which have been reserved for issuance upon exercise of the said rights. The rights attaching to the balance of 13.5 million preference shares, none of which are issued and outstanding, as to designation, dividends, return of capital, redemption, conversion, voting and otherwise shall be determined by the board of directors of CHL on or before the time of allotment.

In December 1997, CHL adopted a Shareholder Rights Agreement (the “Agreement”) which became effective in February 1998. Under the Agreement, each CHL ordinary shareholder received a distribution of one right for each CHL ordinary share held. In May 1999, CHL resolved that, as a result of a three for one stock split, the number of rights associated with each ordinary share in issue be adjusted from one to one-third.

Each right entitles the holder to purchase from CHL shares of a new series of A preference shares at an initial purchase price of $90 per one hundredth of a Series A preference share. The rights will become exercisable and will detach from the ordinary shares a specified period of time after any person becomes the beneficial owner of 15 percent or more of CHL’s ordinary shares, or commences a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15 percent or more of CHL’s ordinary shares. The rights did not become exercisable on account of any person being the beneficial owner of 15 percent or more of CHL’s ordinary shares when the Agreement was adopted, but become exercisable if such a person increases their beneficial ownership after that time.

If any person becomes the beneficial owner of 15 percent or more of CHL’s ordinary shares, or if any person who was already the beneficial owner of 15 percent or more of CHL’s ordinary shares when the Agreement was adopted increases their beneficial ownership, each right will enable the holder, other than the acquiring person, to purchase, for the rights purchase price, CHL ordinary shares having a market value of twice the rights purchase price.

If, following an acquisition of 15 percent or more of CHL’s ordinary shares, CHL is involved in any merger, or other business combination, or sells or transfers more than 50 percent of its assets or earnings power, each right will entitle the holder to purchase, for the rights purchase price, ordinary shares, of the other party to such transaction, having a market value of twice the rights purchase price.

CHL may redeem all of the rights at a price of $0.01 per right at any time prior to the specified period of time after a person has become the beneficial owner of 15 percent or more of CHL’s ordinary shares. The rights will expire in December 2007 unless exercised or redeemed earlier. The holders of the rights have no rights as a shareholder of CHL, including the right to vote and to receive dividends.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital—(continued)

The movement in treasury shares, at cost, held since April 1, 2000 has been as follows:

	Number	$m
At April 1, 2000	2,176,401	18.9
Purchase (i)	890,277	5.3
Disposal (ii)	(54,482)	(0.5)

At March 31, 2001	3,012,196	23.7
Purchase (iii)	13,236	0.1
Disposal (iv)	(316,300)	(2.5)

At March 31, 2002	2,709,132	21.3
Disposal (v)	(338,450)	(2.7)

At March 31, 2003	2,370,682	18.6

(i) The purchase of treasury shares included 30,000 ordinary shares returned by certain officers of CHL on their resignation.

(ii) The disposal of treasury shares comprised (a) 52,337 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.3 million; and (b) 2,145 ordinary shares issued on exercise of share options and warrants.

(iii) The purchase of treasury shares included 9,000 ordinary shares returned by certain officers of CHL on their resignation.

(iv) The disposal of treasury shares comprised (a) 237,868 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $1.9 million; (b) 75,523 ordinary shares issued on exercise of warrants; and (c) 2,909 ordinary shares issued for other purposes.

(v) The disposal of treasury shares comprised (a) 295,852 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.9 million; and (b) 42,598 ordinary shares issued for other purposes.

The Company has, from time to time, utilized surplus available funds to purchase treasury shares at times when shares have become available at a share price which represented an attractive purchase opportunity. Certain of the treasury shares have been subsequently reissued to finance acquisitions or satisfy the exercise of warrants and share options.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital—(continued)

CHL has granted employee share options which are issued under a number of fixed share option plans and schemes which reserve ordinary shares for issuance to the Company’s executives, officers and key employees. The majority of options have been granted under the CHL 1997 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is administrated by a committee of the board of directors of CHL. Options are generally granted to purchase CHL ordinary shares at prices which equate to or are above the market price of the ordinary shares on the date the option is granted. Conditions of vesting are determined at the time of grant but options are generally vested and become exercisable for a period of between three and ten years from the date of grant, and all have a maximum term of ten years.

	Number of share options	Weighted average exercise price	Weighted average market price	Estimated weighted average fair value at date of grant
Outstanding at April 1, 2000	1,751,959	$10.69

Granted at more than market price	414,400	$7.50	$7.10	$1.23

Total granted—fiscal 2001	414,400	$7.50	$7.10	$1.23

Exercised—fiscal 2001	2,052	$3.49
Lapsed—fiscal 2001	334,875	$10.12

Outstanding at March 31, 2001	1,829,432	$10.08

Lapsed—fiscal 2002	624,701	$8.79

Outstanding at March 31, 2002	1,204,731	$10.75

Lapsed—fiscal 2003	724,187	$11.61

Outstanding at March 31, 2003	480,544	$9.47

Subsequent to the year-end, in April 2003, 1,000,000 options were granted to an executive of the Company at an exercise price of $3.00 with exercise dates ranging from April 1, 2006 to April 1, 2008.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital—(continued)

At March 31, 2003	Options outstanding
Range of exercise prices	Number outstanding	Weighted average exercise price	Weighted Average remaining contractual life
$5.60 to $7.50	257,778	$7.49	2.3 years
$7.51 to $13.32	148,000	$10.88	1.0 years
$13.33 to $17.21	74,766	$13.50	1.0 years

	480,544	$9.47	1.7 years

Options outstanding at March 31, 2003 included 225,344 options currently exercisable at a weighted average exercise price of $11.70.

Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148, allows companies to measure compensation cost in connection with share option plans and schemes using a fair value based method, or to continue to use the intrinsic value based method which generally does not result in a compensation cost. The Company has decided to continue to use the intrinsic value based method and no compensation cost has been recorded. Had the fair value based method been adopted consistent with the provisions of SFAS 123, the Company’s proforma net income and proforma earnings per ordinary share would have been as follows:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Reported net income	36.2	23.0	3.5
Compensation cost (net of tax)	—	—	(1.2)

Net income—proforma	36.2	23.0	2.3

Reported basic and diluted earnings per ordinary share	$0.61	$0.39	$0.06

Basic and diluted earnings per ordinary share—proforma	$0.61	$0.39	$0.04

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 24—Share capital—(continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31	2001
Expected stock price volatility	40.0 percent
Risk-free interest rate	5.9 percent
Expected dividend yield	nil percent
Expected life of options	3.0 years

The effects of applying SFAS 123 in these proforma disclosures are not indicative of future amounts, although additional awards in future years are anticipated. There were no options granted during the years ended March 31, 2003 and 2002.

Note 25—Pensions and other plans

OneSource operates a non-contributory, funded, defined benefit pension plan covering substantially all of its non-union employees. Benefits are provided based upon a formula, as defined in the plan documentation, using an employee’s length of service and average compensation. In 1989, OneSource elected to freeze the plan, whereby no additional benefits are earned by plan members. The net pension expense (income) included the following components:

Year ended March 31	2003	2002	2001
	$m	$m	$m
Interest cost on projected benefit obligations	0.6	0.6	0.6
Expected return on plan assets	(0.5)	(0.6)	(0.7)
Net amortization and deferral	0.2	0.2	—

Net pension expense (income)	0.3	0.2	(0.1)

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25—Pensions and other plans—(continued)

The following table sets forth the actuarial present value of projected benefit obligations and funded status of the plan.

Year ended March 31	2003	2002
	$m	$m
Changes in benefit obligations:
At beginning of year	8.5	8.1
Interest cost	0.6	0.6
Benefits paid	(0.8)	(1.0)
Actuarial movement	0.6	0.8

At end of year	8.9	8.5

Changes in plan assets:
At beginning of year	6.1	6.8
Actual return on plan assets	(0.6)	(0.2)
Employer contributions	0.5	0.5
Benefits paid	(0.8)	(1.0)

At end of year	5.2	6.1

Funded status:
Projected benefit obligations in excess of plan assets	(3.7)	(2.4)
Unrecognized net gain	6.3	4.8
Unrecognized prior service costs	(0.3)	(0.3)
Minimum pension liability	(6.0)	(4.5)

Net pension liability (note 21)	(3.7)	(2.4)

Benefit cover	58%	72%

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of accumulated benefit obligations for 2003 were 8.0 percent and 6.5 percent, respectively (2002—8.5 percent and 7.25 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation.

OneSource also has a defined contribution pension plan which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to 15 percent of their salary, the maximum amount set by the IRC. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2003, 2002 and 2001, OneSource made matching contributions of $0.6 million, $0.8 million and $0.7 million, respectively.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25—Pensions and other plans—(continued)

OneSource also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant’s eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by OneSource. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 5 percent of the participant’s eligible compensation. During the years ended March 31, 2003, 2002 and 2001, OneSource made matching contributions of $0.1 million, $0.2 million and $0.2 million, respectively. Included in other long-term liabilities at March 31, 2003 was $2.7 million (2002—$2.6 million) (note 21) for these accumulated obligations.

OneSource also participates in several multi-employer defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2003, 2002 and 2001, OneSource made contributions of $7.5 million, $8.1 million and $10.7 million, respectively, to these plans.

The Company operates various defined contribution pension plans in the United Kingdom and Belize which cover a number of salaried employees of the facilities services, staffing services, telecommunication services and financial services operations. In general, the plans provide benefits at normal retirement age based on a participant’s individual accumulated fund including any additional voluntary contributions. The Company’s pension contribution expense for the years ended March 31, 2003, 2002 and 2001 amounted to $1.0 million, $1.0 million and $0.9 million, respectively.

Note 26—Related party transactions

(i) In September 2000, the Company acquired from Lord Ashcroft the entire issued share capital of Carlisle Staffing Limited (“CSL”), a company incorporated in the British Virgin Islands. CSL is the holding company for a group of staffing services companies operating in the United Kingdom which CSL had acquired for an aggregate cash consideration of $7.7 million in September 2000. The aggregate consideration paid by the Company of $7.9 million (including a finance charge of $0.2 million) was left outstanding as a collateralized loan note until it was repaid in January 2001 (note 26(ii)).

(ii) In January 2001, CHL exercised an option to purchase from Lord Ashcroft, at cost ($17.6 million) plus a financing charge, a 23.5 percent interest in the issued share capital of BTL, recently acquired by him and held through Aspen International Development Inc. (“Aspen”), a company incorporated in the British Virgin Islands which is controlled by Lord Ashcroft. Accordingly, the Company increased its investment in BTL at that time from 27.6 percent to 51.1 percent and therefore the Company consolidated BTL as a subsidiary, with a 48.9 percent minority interest (note 11). The aggregate consideration arising on this transaction amounted to $18.1 million. As part of this transaction, it was also agreed that the loan note of $7.9 million due by the Company to Lord Ashcroft (note 26(i)) would be repaid.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26—Related party transactions—(continued)

The aggregate consideration was satisfied by CHL through the transfer to Aspen a number of investments and other assets of the Company, valued at $23.6 million, together with $2.4 million in cash. The investments and other assets comprised the Company’s entire equity investment in Consolidated Fruit Corporation (BVI) Limited, an investment holding company incorporated in the British Virgin Islands in which the Company had a 33.3 percent interest, at book value, certain other listed investments at current market value, and the entire issued share capital of Bearwood Holdings Limited, a non-core Financial Services business operation, at book value. This transaction resulted in a net loss on disposal of $6.8 million (note 4), principally comprising net realized holding losses and currency translation adjustments.

An opinion regarding the fairness and reasonableness of the transaction was provided to the directors of CHL by a leading European investment banking firm and the transaction was unanimously approved by the independent non-executive directors of CHL.

Exhibit Index

Exhibit No.	Description

1.1	Memorandum of Association of Carlisle Holdings Limited effective June 1, 1999.

1.2	Articles of Association of Carlisle Holdings Limited effective June 1, 1999.

2.1	Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited.

2.2	Certificate of Adjusted Purchase Price or Number of Shares dated July 1, 1999 reflecting the effect of the two-for-one stock dividend of May 27, 1999 on the Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited.

4.1	Employment Agreement dated July 2, 1997 between BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft, as amended by both an agreement by exchange of letters dated May 14, 1999 among Carlisle Holdings Limited (now Blackwood Limited), BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft and a subsequent agreement by exchange of letters dated October 17, 2000 between Carlisle Holdings Limited and M.A. Ashcroft.

4.2	Payment Agreement effective June 30, 2000, between National Union Fire Insurance Company of Pittsburgh, PA and its affiliates (“AIG”) and OneSource Holdings, Inc.

4.3	Agreement and Parental Guarantee made as of June 30, 2001 by and between Carlisle Holdings Limited and AIG.

4.4	Schedule of Policies and Payments effective June 30, 2000 to Payment Agreement effective June 30, 2000 between AIG and OneSource Holdings, Inc.

4.5	Schedule of Policies and Payments effective June 30, 2001 to Payment Agreement effective June 30, 2001 [sic] between AIG and OneSource Holdings, Inc.

4.6	Schedule of Policies and Payments effective June 30, 2002 to Payment Agreement effective June 30, 2002 [sic] between AIG and OneSource Holdings, Inc.

4.7	Credit Agreement dated March 30, 2000 among Carlisle Finance, S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.8	Amendment No. 1, dated as of September 25, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.9	Amendment No. 2, dated as of November 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.10	Amendment No. 3, dated as of December 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

Exhibit No.	Description

4.11	Amendment No. 4, dated as of March 31, 2001, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.12	Amendment No. 5, dated as of February 14, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.13	Amendment No. 6, dated as of June 29, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

8.	List of subsidiaries.

10.1	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2003.

99.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.