Form 20-F
period 2004-03-31
CARLISLE HOLDINGS LTD
filed 2004-07-01
CIK 882505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0 - 19775

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

Ordinary Shares of no par value - 61,765,820*

*	Includes 2,199,433 Shares held by subsidiaries of Carlisle Holdings Limited.

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

Carlisle Holdings Limited Annual Report on Form 20-F for fiscal year ended March 31, 2004

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

Consolidated income statement data

Year ended March 31	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Service Businesses:
Net sales	1,126.4	1,139.5	1,191.0	1,227.3	1,144.1
Operating income (loss) (i)(ii)	10.7	12.1	1.7	(0.3)	34.5
Financial Services:
Net interest income	31.9	29.8	27.1	20.4	18.9
Operating income (iii)	29.9	29.0	26.4	18.8	20.0
Corporate expenses (iv)	(4.7)	(6.5)	(7.3)	(12.4)	(8.6)
Total operating income (i)(ii)(iii)(iv)	35.9	34.6	20.8	6.1	45.9
Associates (v)(vi)	4.2	4.9	3.1	7.3	17.8
Income from continuing operations (i)(ii)(iii)(iv)(v)(vi)	35.5	31.3	14.1	2.4	56.7
Income from discontinued operations (v)	9.7	4.9	9.1	1.1	—
Net income (i)(ii)(iii)(iv)(v)(vi)	45.2	36.2	23.2	3.5	56.7

	$	$	$	$	$

Basic earnings per ordinary share:
Continuing operations	0.60	0.53	0.24	0.04	0.98
Discontinued operations	0.16	0.08	0.15	0.02	—

Net income	0.76	0.61	0.39	0.06	0.98

Diluted earnings per ordinary share:
Continuing operations	0.59	0.53	0.24	0.04	0.90
Discontinued operations	0.16	0.08	0.15	0.02	—

Net income	0.75	0.61	0.39	0.06	0.90

Consolidated balance sheet data

At March 31	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m

Total assets	1,097.0	1,083.3	1,015.0	988.9	871.5
Long-term debt	15.0	11.8	70.8	79.5	19.3
Total shareholders’ equity	542.8	472.3	421.3	397.6	419.5

(i)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2004 (2003 - $1.2 million; 2002 - $5.7 million; 2001 - $3.2 million; 2000 - $7.9 million).

(ii)	With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminated the requirement to amortize goodwill and initiated an annual review for impairment. Accordingly, goodwill amortization for the year ended March 31, 2004 was nil (2003 - nil; 2002 - nil; 2001 - $8.8 million; 2000 - $7.7 million), all arising in the Services Businesses.
(iii)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2004 (2003 -$1.5 million credit; 2002 - $1.7 million credit; 2001 - nil; 2000 - $2.7 million credit).
(iv)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2004 (2003 - nil; 2002 - $0.1 million; 2001 - $6.0 million; 2000 - $3.0 million).
(v)	In January 2001, CHL acquired a 23.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”). At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary, with a 48.9 percent minority interest. In February 2004, CHL disposed of its entire 52.5 percent interest (increased from 51.1 percent as of January 2001) in Belize Telecommunications. As a result of this disposal, the Company’s share of Belize Telecommunications’ net income up to the date of disposal has been included in income from discontinued operations for all reporting periods. The net gain on disposal of Belize Telecommunications amounted to $4.7 million and has been included in income from discontinued operations for the year ended March 31, 2004.
(vi)	Includes a net gain on disposal of certain associates of $5.4 million in the year ended March 31, 2000.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Belize

Belize has been an independent country since 1981. Prior to its independence, Belize (formerly known as British Honduras) was a colony of Great Britain. Since its independence, Belize has been engaged in a program of developing its industries and economic infrastructure and making improvements in basic social services. Belize is bordered by southern Mexico and by Guatemala, with which a long outstanding territorial dispute remains unresolved, although diplomatic relations were restored between the two countries in 1991. However, Belize has a long history of mostly peaceful coexistence with neighboring countries, and has a stable democracy with successive governments that have encouraged foreign investment.

Foreign locations

The Company operates in a number of countries, including the United States, the United Kingdom and Belize.

The Company operates, and may in the future continue to operate, in certain selected countries in the Central American region with varying histories of political and economic stability. To date, the Company has focused on some of the more stable countries in the region though there can be no assurance that the currently favorable factors affecting these countries will not change.

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

There can be no assurance that the Government of Belize will not further modify, amend, repeal or enact rules, regulations or laws, including retroactive amendments, that will eliminate or curtail the benefit of these various concessions and rights.

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

Performance of businesses and investments

Facilities and Staffing Services:

CHL is planning to develop and expand its Facilities Services and Staffing Services divisions by a combination of organic growth and, in the medium term, selective acquisitions of businesses in existing or related activities. The Company is not dependent on any material individual customer, unusually competitive conditions, or other factors, other than normal market and general economic conditions. As a result of the current economic environments in both the United States and the United Kingdom, the Company is facing downward pressure on organic sales revenues and margins, which may continue dependent upon general economic and market conditions. Whilst the Company is actively managing this overall situation, principally through pricing and cost control measures, it is currently unclear as to what effect these overall market and economic conditions may have on the Company’s future operating and financial performance.

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

Regional investment:

The businesses of Grupo Agroindustrial CB, S.A. and related companies (together known as “NUMAR”) are subject to economic factors and conditions which CHL, due to the non-controlling nature of the Company’s equity investment, is not in a position to address directly other than through CHL’s active board participation. Furthermore, the performance of NUMAR is affected by world demand and supply conditions for edible oils, weather and crop factors and general economic and market conditions in Costa Rica.

Terrorism

Terrorist acts or acts of war (wherever located around the world) may cause harm, damage or disruption to the employees, facilities, customers or suppliers of CHL and its subsidiaries and associates, which could have a material adverse effect on the Company’s earnings and financial position. The terrorist attacks that took place in the United States in September 2001 have created, and may continue to create, many economic and political uncertainties, some of which may adversely impact the Company’s businesses and resultant earnings. The long-term effects on the Company’s businesses of these, and any subsequent events, are unknown. The potential for future terrorist attacks, any national and international responses to such attacks, and other acts of hostility or war have created, and may continue to create, many economic and political uncertainties, which could adversely affect the Company’s businesses and earnings, in ways that cannot presently be predicted. In addition, as a multi-national company, with significant operations located in the United States and in the United Kingdom, the Company may be impacted by actions against the United States and the United Kingdom. The Company is principally uninsured against losses and interruptions caused by terrorist acts and acts of war.

Controlling shareholder

CHL’s major shareholder is Lord Ashcroft, KCMG, Chairman of CHL, who as of May 31, 2004 beneficially owned and controlled 44,120,884 ordinary shares of CHL (70.5 percent of the issued and outstanding ordinary shares of CHL). CHL’s constitutional documents do not provide for cumulative voting in the election of directors. Consequently, as a result of his beneficial ownership, Lord Ashcroft controls CHL and retains the power to elect all of its directors and to determine the outcome of any action requiring shareholder approval.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CHL was incorporated in Belize in January 1987 as a general business corporation, and reincorporated in May 1990 as an international business company under the IBC Act. The liability of the members of CHL is limited.

CHL is currently engaged in three service businesses - Facilities Services principally operating in the United States and the United Kingdom; Staffing Services operating in the United Kingdom and the Republic of Ireland; and Financial Services principally operating in Belize.

CHL also continues to hold a significant equity investment in NUMAR.

In January 2001, CHL acquired from Lord Ashcroft a 23.5 percent interest in Belize Telecommunications. At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary with a 48.9 percent minority interest. In November 2001 and November 2003, CHL increased its interest in Belize Telecommunications to 51.7 percent and 52.5 percent, respectively, with, respectively, a 48.3 percent and 47.5 percent minority interest.

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications.

In April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited – see Item 7.B - Related Party Transactions.

The registered office of CHL is located at 60 Market Square, Belize City, Belize, Central America, telephone +501-227-2390, facsimile +501-227-4443. The Company’s principal subsidiary in the United States is OneSource Holdings, Inc. which maintains offices at 1600 Parkwood Circle, Suite 400, Atlanta, Georgia, 30339, telephone 770-308-5566.

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

Industry overview - Facilities Services

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

Business description - Facilities Services

The Facilities Services division operates in the United States through OneSource Holdings, Inc. (“OneSource”) and in the United Kingdom principally through Carlisle Cleaning Services Limited and Carlisle Facilities Services Limited both trading under the name Carlisle Facilities Services (“Carlisle Facilities”).

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to businesses principally in the retail, transport and public sectors.

OneSource has approximately 30,700 employees providing janitorial, landscaping, general repair and maintenance, and other specialized services for more than 10,000 commercial, institutional and industrial clients. Carlisle Facilities employs approximately 3,600 people who provide contract cleaning and support services and more than 1,200 officers as a leading provider of manned guards for retail and anti-terrorist security, at 1,300 sites throughout the United Kingdom.

At March 31, 2004, the Facilities Services division has approximately $900 million in annual revenues, of which approximately 78 percent are generated from commercial cleaning services, such as janitorial services, interior construction clean-up, restroom cleaning, recycling, trash removal, window cleaning, blind and drapery maintenance, carpet and floor care, and hygiene and kitchen deep cleans.

In certain areas, the Company also offers its customers other services such as landscape management, metal and marble restoration, maintenance, pest control, engineering, aviation, speciality cleaning and manned guarding.

The Company provides cleaning services to substantially all types of commercial buildings including office buildings, large retail establishments, industrial plants, institutional buildings, government buildings, large residential buildings, hotels, educational institutions, airports, banks, theaters, warehouses, health institutions, public buildings and facilities and shopping malls.

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

Industry overview - Staffing Services

The business of recruiting and providing temporary and contract staff across all sectors of the economy in the United Kingdom, together with permanent recruitment, is estimated by CHL at approximately $40 billion. The UK market is recognized as the largest in Europe and second largest in the world behind the United States.

In overall terms, over 90 percent of the market derives from temporary and contract staff recruitment services, with the balance being permanent placement services. The United Kingdom market is highly fragmented with the largest player having less than a 5 percent market share. Out of a total of 10,600 registered companies in 2003, the top 20 companies have only an estimated 31 percent market share.

Business description - Staffing Services

The Staffing Services division operates principally in the United Kingdom and the Republic of Ireland and provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

The division operates as Carlisle Staffing Services with a brand and presence in the market for Professional Services, Office and Industrial Services, Public Services and the developing Human Resources Services market. Recently the Company has acquired, through Ohsea Holdings Limited, a presence in the Scientific and Telecoms/Technology markets.

The Staffing Services division is not dependent on any material individual client, group of clients, industry or geographical sector, unusually competitive conditions, or other factors, other than normal market and general economic and legislative conditions.

At March 31, 2004, the Staffing Services division had approximately $220 million in annual revenues. Temporary and contract staffing services account for over 90 percent of the division’s revenues, with permanent placement staffing services accounting for the balance. The temporary and contract staffing revenues generated from the placement of temporary and contract staff is a source of business which CHL considers to be less susceptible to the effects of recession with long-term managed resourcing contracts also offering greater future revenue visibility. The remaining revenues, which are derived from permanent placements, can be more susceptible to the effects of recession.

The Staffing Services division serves more than 5,000 clients and is responsible for the placement of more than 7,000 contracted temporary personnel per week. The division operates from more than 70 locations and trades under a number of recognized brand names in each of its defined markets.

The Staffing Services divisions’ principal strengths are recognized and respected brand names, a reputation for quality of service, an experienced management team, experienced operational staff, a presence across several service sectors, a wide range of clients, a good geographical spread of offices, and a tight focus on productivity and cost controls.

The strategic focus of the Staffing Services division is to continue to expand its geographic and sector penetration, to increase its activities in existing and new specialist areas and to develop in the growing markets for outsourced human resource management services. The Staffing Services division is pursuing a strategy that includes investment in and development of its current businesses combined with a selective acquisition strategy in the medium term to increase the size and scale of services within existing markets served and to enter new speciality sectors.

Business description - Financial Services

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

Commercial lending

The Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses with annual sales of less than $2.5 million and to certain larger Belizean businesses. Most commercial loans are variable rate loans based on the Bank’s prime rate and typically have maturities ranging from one to ten years. As these loans are generally repayable on demand, the Bank is protected against liquidity constraints. In addition, as the loans are granted on a variable rate basis, the Bank is protected against interest rate risk. The 20 largest commercial borrowers represented approximately 40 percent of the Bank’s total loan portfolio at March 31, 2004.

Under Belizean law, there are no restrictions on the extent to which the Bank may extend credit to companies or businesses engaged in any particular sector of the economy, though approval of the Central Bank is required for any lending to one customer which exceeds 25 percent of the Bank’s equity.

Consumer lending

The Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. The Bank offers collateralized and non-collateralized personal financing, mostly for consumer items. The Bank makes its credit decisions based upon both the credit history of the individual borrower and the existence of supporting collateral. Approximately 53 percent in value of consumer loans are covered by collateral.

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

The Bank funds itself primarily through deposits. Savings accounts and term deposits represent approximately 68 percent of the Bank’s total liabilities. The Bank has Belize’s largest deposit base with approximately 58,000 savings and demand accounts. At March 31, 2004, the Bank held a 45 percent share of the Belizean banking system’s total deposits, a 39 percent share of total Belizean dollar deposits and an 81 percent share of foreign currency deposits according to the Central Bank. In each of these deposit markets, the Bank is believed to hold the leading market share of all financial institutions operating in Belize.

Other activities

The Bank also derives income from foreign exchange transactions related to trade, and from various customer service and letter of credit fees, credit card fees, safe deposit boxes, point of sale machines, ATM and other fee-based services.

International operations

In May 1999, through a subsidiary of the Bank, the Company opened a banking operation in the Turks and Caicos Islands. Except for this investment, the Bank does not operate any branches abroad or hold any investments in offshore banking affiliates. The Bank engages in international transactions by providing international drafts and money orders, telegraphic fund transfers, American Express traveler’s cheques, documentary collections and letters of credit. The Bank facilitates international transactions through its correspondent banking relationships with certain major US and Canadian banks.

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

Non-accrual loan portfolio

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but uncertain as to the ability of the borrower to fully comply with the loan terms. At March 31, 2004, the Bank’s non-accrual loans as a percentage of total loans represented 2.7 percent.

Allowance for loan losses

The Bank’s management calculates its loan loss provision for a given period based on a loan-by-loan review giving consideration to, among other factors, actual loan loss experience, the present and prospective condition of the relevant borrower and its related industry, general economic conditions prevailing at the time and estimated recovery from any assets held as collateral or recovery from litigation. At March 31, 2004, the allowance for loan losses as a percentage of total loans was 1.6 percent, and as a percentage of non-accrual loans was 56.5 percent.

The Bank’s policy with regard to collection procedures is to contact the borrower upon an installment of principal or interest becoming past due. In the event payment is not forthcoming as a result of written notice or personal contact, legal action is commenced. Belize law facilitates legal proceedings for collections. The legal process depends on the type of security collateralizing the loan. Typically real estate is sold by public auction and other assets are sold by either public auction or private treaty. For a non-collateralized loan, judgment is obtained from the court and personal assets of the customer seized.

Investment in NUMAR

The Company has a 23.6 percent equity interest in NUMAR. NUMAR owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where they are market leaders in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. NUMAR’s plantations now encompass more than 62,000 acres of African palm plantations principally in Southeast Costa Rica.

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

Discontinued operations

During the year ended March 31, 2004 the Company owned a 52.5 percent interest in Belize Telecommunications. Belize Telecommunications is a licensed provider of local, national and long distance telecommunication services to residential and commercial customers in Belize. In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications and this business has been classified as a discontinued operation for all reporting periods.

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

Financial Services

The Bank competes domestically with The Bank of Nova Scotia, Atlantic Bank Limited, First Caribbean International Bank (Barbados) Ltd. and Alliance Bank of Belize Limited. The rates paid by banks on deposits, the rates charged by banks on loans, the products sold, the services provided and the bank’s reputation each affect the competitive position of a bank. Although the Bank benefits by operating from a wider network of branches within Belize than any of its competitors, First Caribbean International Bank plc and The Bank of Nova Scotia are members of major international banking networks which are of a greater size and net worth than CHL and which provide international support for their Belizean operations.

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

Regulation of Financial Services

The Belize Bank Limited

The Bank’s business in Belize is governed by the Banks and Financial Institutions Act, 1995 of Belize (“BFIA”) and is supervised by the Minister of Finance of Belize and by the Central Bank. The BFIA came into effect in January 1996 replacing the Banking Act of Belize which had previously regulated the Bank’s business. Any financial institution which carries on a banking business in or from Belize must obtain a banking license and conduct its business in accordance with the requirements of the BFIA. The BFIA requirements relate, among other things, to maintenance of capital and reserves by a licensed financial institution, maintenance of a reserve fund, minimum holdings of approved liquid assets, submission of returns and accounts to the Central Bank, disclosure of financial information, the production of books, and powers of investigation by the Central Bank. The Central Bank also conducts a regular inspection and review of the operations of each licensed financial institution in Belize, which takes place approximately once every 18 to 24 months.

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

The following table sets forth the key ratio requirements of the BFIA and the actual ratios of the Bank at March 31, 2004 and at May 31, 2004:

		Minimum required	Actual ratio March 31, 2004	Actual ratio May 31, 2004
Shareholder’s equity:	Total risk weighted assets	9.0%	23.1%	22.2%
Average liquid assets:	Average deposits*	24.0%	31.3%	27.4%
Central Bank balance:	Average deposits	6.0%	6.3%	6.2%

*	The average liquid assets requirement was reduced from 24.0% at March 31, 2004 to 19.0% on April 1, 2004.

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

C. Organizational Structure

CHL is the parent company of the group and, through its subsidiaries, provides strategic management for the Company and coordinates the Company’s activities. CHL also provides centralized controlling, treasury, and service functions to the Company, as well as communications, capital markets and investor relation functions. CHL’s operating activities are organized into three business units, each of which is responsible for managing its own day-to-day business. The following table sets forth the name and country of incorporation of each of the subsidiaries (which are 100 percent owned) which serves as a parent company within the business unit.

Company	Country
Facilities Services:
OneSource Holdings, Inc.	USA
Carlisle Cleaning Services Holdings (UK) plc	UK
Carlisle Facilities Group (UK) plc	UK

Staffing Services:
Carlisle Staffing Services Holdings Limited	UK
Ohsea Holdings Limited	UK

Financial Services:
The Belize Bank Limited	Belize

D. Property, Plant and Equipment

Belize

The Bank’s branch network consists of 12 branches, of which eight are located in properties owned by the Bank and four in properties leased by the Bank. The Bank also owns four other properties in Belize used as offices and managers’ residences.

United States and United Kingdom

In the United States, the Company owns two properties and rents or leases approximately 103 properties that are utilized in the management and administrative functions of the operations. In the United Kingdom, the Company rents or leases approximately 90 properties that are utilized in the management and administrative functions of the operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications and this business has been classified as a discontinued operation for all reporting periods. Further details are set out in note 7 to the consolidated financial statements.

During the year, the Company was engaged in four service businesses. Facilities Services principally operating in the United States and the United Kingdom; Staffing Services principally operating in the United Kingdom and the Republic of Ireland; Financial Services principally operating in Belize, (each included in continuing operations); and Telecommunication Services operating in Belize (included in discontinued operations).

Facilities Services:

The Facilities Services division operates in the United States under the name OneSource, and in the United Kingdom under the names Carlisle Cleaning Services Limited and Carlisle Facilities Services Limited both trading under the name Carlisle Facilities Services.

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities Services provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to businesses principally in the retail, transport and public sectors in the United Kingdom.

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

Discontinued operations:

Until February 2004, Telecommunication Services were provided principally through Belize Telecommunications, which is a licensed provider of local, national and long distance telecommunication services in Belize. In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications.

The information presented below should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto.

Operating Results

Year ended March 31	2004	2003	2002
	$m	$m	$m
Service Businesses
Net sales	1,126.4	1,139.5	1,191.0
Cost of sales	(974.9)	(976.6)	(1,020.7)
Selling, general and administrative expenses	(140.8)	(149.6)	(162.9)

	10.7	13.3	7.4
Restructuring and other non-recurring items	—	(1.2)	(5.7)

Operating income - Service Businesses	10.7	12.1	1.7

Financial Services
Interest income	43.9	39.0	35.3
Interest expense	(12.0)	(9.2)	(8.2)

Net interest income	31.9	29.8	27.1
Provision for loan losses	(0.7)	(0.7)	(0.4)
Net non-interest expense	(1.3)	(1.6)	(2.0)
Restructuring and other non-recurring items	—	1.5	1.7

Operating income - Financial Services	29.9	29.0	26.4

Corporate expenses	(4.7)	(6.5)	(7.3)

Total operating income	35.9	34.6	20.8
Associates	4.2	4.9	3.1
Interest income	1.0	0.2	0.4
Interest expense	(3.5)	(5.8)	(6.4)

Income before income taxes	37.6	33.9	17.9
Income taxes	(0.9)	(1.6)	(3.2)

Income after income taxes	36.7	32.3	14.7
Minority interests	(1.2)	(1.0)	(0.6)

Income from continuing operations	35.5	31.3	14.1
Income from discontinued operations	9.7	4.9	9.1

Net income	45.2	36.2	23.2

Facilities Services operations

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	904.4	917.2	973.5
Cost of sales	(806.2)	(812.6)	(861.3)

Gross profit	98.2	104.6	112.2
Selling, general and administrative expenses	(91.2)	(101.1)	(115.5)

	7.0	3.5	(3.3)
Restructuring and other non-recurring items	—	(0.9)	(4.9)

Operating income (loss)	7.0	2.6	(8.2)

Gross margin percentage	10.9%	11.4%	11.5%
Operating margin percentage	0.8%	0.3%	(0.8)%
Adjusted operating margin percentage*	0.8%	0.4%	(0.3)%

*	Before restructuring and other non-recurring items

Sales in fiscal 2004 compared with fiscal 2003 decreased by $12.8 million (1.4 percent), principally due to the closure or winding down in early 2003 of certain under-performing, non-core businesses in the United States and the net effect of new contracts won and lost in a price competitive market.

Sales in fiscal 2003 compared with fiscal 2002 decreased by $56.3 million (5.8 percent), principally due to the discontinuance of certain low margin contracts, the net effect of new contracts won and contracts lost in a price competitive market and the closure or winding down of certain under-performing, non-core businesses.

Gross margin percentage (comprising gross profit as a percentage of net sales) declined to 10.9 percent in fiscal 2004 compared to 11.4 percent in fiscal 2003, due principally to increased labor and related costs and competitive downward pressure on sales revenues.

Gross margin percentage marginally declined to 11.4 percent in fiscal 2003 compared to 11.5 percent in fiscal 2002. The discontinuance of low margin contracts and the on-going control of labor costs helped stabilize gross margins, despite a reduction in revenues.

Selling, general and administrative expenses declined in fiscal 2004 compared with fiscal 2003, principally due to further efficiencies achieved at both corporate and field level following the implementation of back office system improvements in fiscal 2003.

Selling, general and administrative expenses declined in fiscal 2003 compared with fiscal 2002. During fiscal 2003, in the context of a decline in sales revenues in some sectors, the Company focused on the reduction of back office processing costs and headcount reductions both at corporate and field level, together with data communication and management information system improvements.

Adjusted operating margin percentage (comprising operating income before restructuring and other non-recurring items as a percentage of sales) amounted to 0.8 percent in fiscal 2004 compared with 0.4 percent in fiscal 2003. This principally reflected a decrease in selling, general and administrative expenses, offset by a decline in gross margin.

Adjusted operating margin percentage amounted to 0.4 percent in fiscal 2003 compared with (0.3) percent in fiscal 2002. This reflected a decrease in selling, general and administrative expenses, offset by a marginal decline in gross margin.

During fiscal 2003, the Company reviewed its operational and administrative structure in the context of a decline in sales revenues, and a certain number of employees were terminated. The restructuring plan resulted in a net charge for restructuring and other non-recurring items of $0.9 million.

During fiscal 2002, the Company reviewed its operational and administrative structure, following which a number of employees were terminated and office closings effected. The restructuring plan resulted in a net charge for restructuring and other non-recurring items of $4.9 million.

Details of restructuring and other non-recurring items are more fully described in note 4 to the consolidated financial statements.

As a result of the current economic environments in both the United States and the United Kingdom, the division is facing downward pressure on sales revenues and margins, which may continue dependent upon general economic and market conditions. The Company is actively managing this situation with a primary focus on four key business elements, which include customer retention, labor cost control, receivables management and overhead cost reductions.

Staffing Services operations

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	222.0	222.3	217.5
Cost of sales	(168.7)	(164.0)	(159.4)

Gross profit	53.3	58.3	58.1
Selling, general and administrative expenses	(49.6)	(48.5)	(47.4)

	3.7	9.8	10.7
Restructuring and other non-recurring items	—	(0.3)	(0.8)

Operating income	3.7	9.5	9.9

Gross margin percentage	24.0%	26.2%	26.7%
Operating margin percentage	1.7%	4.3%	4.6%
Adjusted operating margin percentage*	1.7%	4.4%	4.9%

*	Before restructuring and other non-recurring items

Sales in fiscal 2004 compared with fiscal 2003 remained flat. This performance reflected a decline in revenues, principally due to general market and economic conditions, offset by a favorable average exchange rate compared to fiscal 2003.

Sales in fiscal 2003 compared with fiscal 2002 increased by $4.8 million (2.2 percent), principally due to the effect of acquisitions during the year and a favorable average exchange rate compared to fiscal 2002, offset by a decline in revenues as a result of economic conditions.

Gross margin percentage declined to 24.0 percent in fiscal 2004 compared to 26.2 percent in fiscal 2003, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Gross margin percentage declined to 26.2 percent in fiscal 2003 compared to 26.7 percent in fiscal 2002, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Selling, general and administrative expenses increased slightly in fiscal 2004 compared with fiscal 2003 principally due to costs incurred in developing new business.

Selling, general and administrative expenses increased slightly in fiscal 2003 compared with fiscal 2002. This reflected the effect of acquisitions, which was partially offset by disciplined cost control measures.

Adjusted operating margin percentage declined to 1.7 percent in fiscal 2004 from 4.4 percent in fiscal 2003, principally due to the impact of the reduced gross margin explained above.

Adjusted operating margin percentage declined to 4.4 percent in fiscal 2003 from 4.9 percent in fiscal 2002, principally due to the impact of the reduced gross margin explained above and an increase in selling, general and administrative costs.

Details of restructuring and other non-recurring items are described in note 4 to the consolidated financial statements.

With a few niche exceptions, demand for both permanent placements and temporary and contract workers has been depressed for some time, making growth in organic sales revenues and margins a challenge. Dependent upon general economic and market conditions this trend may continue. Disciplined cost control measures and a focus on improving productivity ratios remain a high priority.

Financial Services operations

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest income	43.9	39.0	35.3
Interest expense	(12.0)	(9.2)	(8.2)

Net interest income	31.9	29.8	27.1
Provision for loan losses	(0.7)	(0.7)	(0.4)

Net interest income after provision for loan losses	31.2	29.1	26.7
Non-interest income	8.8	7.5	7.2
Non-interest expense	(10.1)	(9.1)	(9.2)

	29.9	27.5	24.7
Restructuring and other non-recurring items	—	1.5	1.7

Operating income	29.9	29.0	26.4

The components of the Bank’s interest income are as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest and fees on loans	42.5	37.5	33.2
Interest on deposits with banks (i)	0.3	0.4	1.0
Interest on Government of Belize and other securities (ii)	1.1	1.1	1.1

	43.9	39.0	35.3

(i)	Primarily consists of deposits with correspondent banks located in the United States.
(ii)	Primarily consists of Government of Belize securities held by the Bank.

The increases in interest income in fiscal 2004 and fiscal 2003 were primarily the result of increases in the average volume of the Bank’s portfolio of loans. The average volume of the Bank’s loan portfolio for fiscal 2004 was $297.4 million, a 15.9 percent increase over the fiscal 2003 average balance of $256.5 million, which in turn represented a 22.0 percent increase over the fiscal 2002 average balance of $210.3 million.

Interest income on deposits with banks declined in fiscal 2004 by 25.0 percent compared to fiscal 2003 reflecting a decrease in the average yield on deposits held with correspondent banks from 1.0 percent in fiscal 2003 to 0.9 percent in fiscal 2004.

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

The components of the Bank’s interest expense are as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest on deposits	11.8	9.2	8.2
Interest on long-term debt	0.2	—	—

	12.0	9.2	8.2

The Bank’s interest expense increased in fiscal 2004 compared with fiscal 2003, due primarily to higher average interest rates paid on deposits placed with the Bank from 3.5 percent in fiscal 2003 to 4.0 percent in fiscal 2004 and interest on long-term debt.

The Bank’s interest expense increased in fiscal 2003 compared with fiscal 2002, principally as a result of an increased volume of deposits held with the Bank.

Year ended or as at March 31	2004	2003	2002
	$m	$m	$m
Average balance of Bank’s deposits	297.5	266.5	228.0
Local deposits	168.7	181.3	159.3
Foreign deposits	137.6	110.0	73.7
Total deposits	306.3	291.3	233.0
Total deposits - Commercial Banking System*	535.7	542.2	509.0
Number of deposits	61,000	58,000	54,000

*	According to the Central Bank

The Bank’s net interest income increased 7.0 percent to $31.9 million in fiscal 2004 from $29.8 million in fiscal 2003. This increase was primarily due to an increased level of interest income offset by an increase in interest expense.

The net interest spread and net interest margin declined to 8.8 percent and 9.3 percent, respectively, in fiscal 2004, from 9.3 percent and 9.8 percent, respectively, in fiscal 2003. The reduced spread and margin were largely due to a lower average rate earned on loans and an increased average deposits volume.

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

The non-accrual loans analysis was as follows:

Year ended or as at March 31	2004	2003	2002
	$m	$m	$m
Non-accrual loan portfolio	8.5	7.7	7.3
Provision for loan losses	0.7	0.7	0.4
Non-recorded interest	1.4	1.1	1.4
Non-accrual loans as % of total loans	2.7%	2.9%	3.1%
Allowance for loan losses as % of non-accrual loans	56.5%	61.0%	63.0%

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but where doubt exists as to the ability of the borrower to fully comply with the loan terms. The Bank’s charge-offs were $0.6 million in fiscal 2004, $0.6 million in fiscal 2003 and $0.9 million in fiscal 2002.

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

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million, contingent on certain future performance targets of BISL. During fiscal 2003 and fiscal 2002, deferred consideration of $1.5 million and $1.3 million, respectively, was received and classified as part of restructuring and other non-recurring items. No further deferred consideration is receivable on this disposal. Details of restructuring and other non-recurring items are more fully described in note 4 to the consolidated financial statements.

The Bank currently anticipates that its loan portfolio will continue to grow, although not necessarily at the same rate as in the past, subject to and dependent on general economic and market conditions. The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the continued growth of the Belizean economy.

Corporate expenses

Corporate expenses comprise administrative, legal and general corporate expenses net of other income and include all central costs not directly connected with the operational management of the Company’s businesses that are responsible for their own corporate overheads.

Corporate expenses declined in fiscal 2004 to $4.7 million from $6.5 million in fiscal 2003 principally due to disciplined cost control and a decrease in professional fees incurred at the corporate level.

Corporate expenses declined in fiscal 2003 to $6.5 million from $7.3 million in fiscal 2002, principally due to a decrease in professional fees incurred at the corporate level.

Associates

The components of the Company’s net equity income from associates are as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
NUMAR	4.2	4.9	3.1

The decrease in the NUMAR result in fiscal 2004 compared to fiscal 2003 was principally due to margin pressures within the domestic market, partially offset by a stabilization in the market price for edible oils.

The increase in the NUMAR result in fiscal 2003 compared to fiscal 2002 was principally due to improvements in the market price for edible oils.

Interest income and interest expense

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest income	1.0	0.2	0.4
Interest expense	(3.5)	(5.8)	(6.4)

Interest income increased in fiscal 2004 compared with fiscal 2003 principally due to an increase in the average level of cash deposits held by the Company in fiscal 2004.

Interest income declined in fiscal 2003 compared with fiscal 2002 principally due to the decrease in the average level of cash deposits held by the Company in fiscal 2003 arising from the continued investment in the working capital of the operating businesses and repayment of long-term debt.

Interest expense declined in fiscal 2004 compared with fiscal 2003 principally due to a lower level of borrowings as a result of a reduced working capital requirement and the repayment of long-term debt principally utilizing the disposal proceeds arising on the sale of Belize Telecommunications.

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

During the year ended March 31, 2004, the Company recorded a $1.0 million US state and local income tax credit comprising a $1.4 million tax repayment arising from a reassessment of the Company’s state tax liabilities and a $0.4 million state and local income tax charge for the year.

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry-backs of net operating losses arising in prior years.

See note 6 to the consolidated financial statements for further details of income taxes.

Discontinued operations

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	50.6	55.2	55.5
Operating income	16.6	19.2	26.4
Net income	9.7	4.9	9.1

For the year ended March 31, 2004, discontinued operations include approximately ten months of operations of Belize Telecommunications as well as the net gain of $4.7 million arising on disposal.

Sales in fiscal 2004 (10 months) amounted to $50.6 million compared with $55.2 million in fiscal 2003 (12 months). Fiscal 2004 benefited from organic growth, principally in the prepaid cellular market and in both national and international usage.

Sales in fiscal 2003 amounted to $55.2 million compared with $55.5 million in fiscal 2002. Sales in fiscal 2003 experienced organic growth, principally in the prepaid cellular market and in both national and international usage, offset by the effects of a rebalancing of the tariff pricing structure carried out in December 2001.

Net income remained flat in fiscal 2004 ($5.0 million before the net gain of $4.7 million arising on disposal) compared with $4.9 million in fiscal 2003 principally due to the continued effects of the carrying value and debt related to the GSM network and costs related to the regulatory framework.

Net income declined to $4.9 million in fiscal 2003 from $9.1 million fiscal 2002 principally due the effects of the tariff price rebalancing, the additional carrying value and debt related to the GSM network and legal and other fees related to the regulatory framework.

In February 2004, CHL disposed of its entire 52.5 interest in Belize Telecommunications for an aggregate cash consideration of $57.0 million. The net gain on disposal amounted to $4.7 million.

Further details on discontinued operations are set out in note 7 to the consolidated financial statements.

Effects of inflation

Due to the relatively low levels of inflation experienced in fiscal 2002, 2003 and 2004 in the major markets in which the Company operates, inflation did not have a significant effect on the results of the Company in these years.

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

The Company considers that the most significant accounting policies that require use of management estimates are as follows:

(i) Accounts receivable - estimates of an allowance for doubtful receivables. This is estimated by analyzing accounts receivable balances by age, applying historical trends and specifically reserving for identified customer balances that are deemed probable as not collectible. At March 31, 2004, total gross trade accounts receivable amounted to $140.1 million, with an allowance for doubtful receivables of $2.6 million (1.9 percent). The equivalent percentage at March 31, 2003 amounted to 4.7 percent ($6.8 million).

(ii) Long-lived assets (including property, plant and equipment (March 31, 2004 - $34.4 million) and goodwill and other intangibles (March 31, 2004 - $390.8 million)) - estimates of future cash flows and discount rates associated with asset, asset impairments and useful lives for depreciation and amortization. These are estimated utilizing the Company’s current detailed projections and plans built up from a divisional level, which are both market and organically driven, and current discount rates based on risk free rates of interest. Property, plant and equipment principally arise in the Facilities Services division, and goodwill and other intangibles principally arise in the Facilities Services and Staffing Services divisions. The accounting estimate relating to asset impairment is highly susceptible to change from period to period because it requires management to make assumptions about future revenues and margins over the life of the related assets, together with the utilization of current discount rates. The impact of recording an impairment loss may have a material adverse effect on the Company’s operating performance and financial position. No impairments were identified during the year ended March 31, 2004.

(iii) Insurance reserves - estimated actuarially calculated liabilities and provisions under self-insurance programs that are based upon historical loss experience and recorded at the net present value of the estimated obligations. The actuarial assumptions used, including the estimates of claims incurred but not reported (IBNR) and those used by the Company’s actuarial consultants, may differ materially from actual results due, amongst other things, to changing market conditions and changing patterns in claims history. At March 31, 2004, the provision for insurance reserves amounted to $69.0 million. The Company is self-insured for workers’ compensation, general liability and automobile liability coverage principally in respect of its Facilities Services operation at OneSource. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. The primary estimate made by management is in connection with the IBNR liability, as the provision is based, amongst other things, on past claims history, which may not reflect actual future results.

(iv) Allowance for loan losses - this is based on a continuing review by management of the loan portfolio including, but not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. At March 31, 2004, total loans amounted to $309.3 million, of which $8.5 million was classified as non-accrual loans, and the total allowance for loan losses amounted to $4.8 million (comprising 2.7 percent and 56.5 percent, respectively). The equivalent percentages at March 31, 2003 amounted to 2.9 percent and 61.0 percent, respectively. The accounting estimate for loan loss allowances is critical because it requires management to make assumptions about the future ability of the borrower to repay the loan principal and interest and, if in default, the fair value of the related collateral.

(v) Revenue recognition - net sales are recognized when the risks and rewards of the underlying services provided and goods supplied have been substantially transferred to the customer. Revenues from services or products are recognized when services are rendered or deliveries are made. Interest income for the Bank is recorded on an accruals basis. When either the collectibility of principal or interest is considered by management to be doubtful, or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

(vi) Income taxes - estimates to determine the provision for income taxes, deferred income tax assets and liabilities and any valuation allowances for deferred tax assets. These allowances are based on management’s estimate of the recoverability of the assets from future taxable income.

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

Liquidity and capital resources

Consolidated cash flow information:

The net increase in cash, cash equivalents and due from banks for the year ended March 31, 2004 amounted to $14.5 million, after $0.2 million currency translation adjustments. Net cash of $64.1 million provided by operating activities and net cash of $2.8 million provided by investing activities was offset by net cash of $52.6 million utilized by financing activities.

Net cash provided by operating activities of $64.1 million was due to adjusted net income of $75.1 million offset by movements in working capital of $11.0 million, principally being a net decrease in liabilities, mainly insurance reserves.

Net cash provided by investing activities of $2.8 million was principally due to proceeds of $57.0 million arising on the disposal of Belize Telecommunications, net of cash balances transferred of $8.9 million, and a decrease in interest-bearing deposits with correspondent banks of $12.3 million, offset by an increase in loans to customers of $39.3 million and purchases of property, plant and equipment of $17.8 million.

Net cash utilized by financing activities of $52.6 million was principally due to a $19.4 million net reduction in short-term debt, mainly arising from the repayment of amounts due under the Company’s previous banking credit agreement which expired in March 2004, $46.6 million arising from a new cash deposit collateral arrangement entered into with the Company’s principal insurer replacing letters of credit in the prior year, which had been used to support the estimated self-insurance liability, offset by a $15.0 million increase in deposits at the Bank.

Service Businesses:

Liquid assets available to the Company at March 31, 2004 amounted to $31.0 million represented by cash and cash equivalents. At March 31, 2004, the Company had available but undrawn facilities of $12.3 million under its financing agreements.

In March 2004, OneSource entered into a new $55 million collateralized, revolving credit facility which can be used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement has a term of three years, expiring on March 17, 2007 and is collateralized by a security interest and lien on principally all of OneSource’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. Under the terms of the facility, OneSource is required to maintain certain financial and other covenants, including restrictions on OneSource’s ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2004, $37.7 million was available, of which $28.6 million was drawn together with letters of credit amounting to $6.2 million with expiration dates up to and including March 31, 2005. The credit facility has been classified as a current liability in the consolidated financial statements because the agreement contains a subjective acceleration clause and the lender also has access to OneSource’s lockbox arrangements.

In March 2004, the Company entered into a new $11 million, collateralized, short-term bank overdraft facility available to the Company’s operations in the United Kingdom, which can be used for general working capital purposes and letters of credit/guarantees up to a maximum of $1.8 million. At March 31, 2004, no amounts had been drawn under the facility and $1.6 million had been utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company. Amounts drawn or utilized under the facility bear interest at LIBOR plus a margin.

Further details are set out in notes 18 and 20 to the consolidated financial statements.

The Company believes that the working capital at March 31, 2004, its available borrowing facilities and the current cash flows provided by operating activities will be sufficient for the Company’s normal growth and operating needs, the funding of its capital expenditures budget and the current servicing of its debt.

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

In accordance with the BFIA, as administered by the Central Bank, the Bank maintains a certain percentage of its deposits in approved liquid assets as defined in the BFIA and computed on a monthly average basis. These approved liquid assets are comprised principally of balances with the Central Bank, Government of Belize securities and deposits with other banks. The required percentage was 24 percent of deposits at March 31, 2004. The Bank’s approved liquid assets represented 31.3 percent of deposit liabilities at March 31, 2004.

The Bank is also required to maintain an average monthly balance with the Central Bank of 6 percent of average deposit liabilities. As this balance is non-interest-bearing, it is the strategy of the Bank to maintain this balance as closely as possible to the minimum requirement and maximize interest-bearing liquid deposits in the form of Government of Belize securities and balances with other banks. The balances with other banks are principally US dollar deposits with correspondent banks in the United States for collateralization of letters of credit and other foreign business of the Bank. The average deposit liabilities at March 31, 2004 were 6.3 percent.

The Bank’s primary source of funds is its deposit base, which consists of certificates of deposit, demand deposits, and savings deposits. Total deposits accounted for approximately 93 percent of the Bank’s total liabilities at March 31, 2004.

The BFIA also requires commercial banks to maintain shareholder’s equity at a minimum of 9 percent of total risk weighted assets (“capital ratio”). The Bank’s capital ratio at March 31, 2004 was 23.1 percent.

The table below presents the Bank’s actual capital and the minimum capital required under the Central Bank’s requirements:

At March 31	2004	2003
	$m	$m
Actual adjusted capital	54.7	44.3
Minimum capital requirement	21.3	19.4

Excess capital	33.4	24.9

The capital requirement established by the BFIA is based on the risk-based capital guidelines established by the Basle Committee on Banking Regulations and Supervisory Practices.

The Bank’s earnings in the last three fiscal years have enabled the Bank to maintain strong capital levels despite loan and asset growth and dividend payments in each of such years.

During the year ended March 31, 2004, the Bank issued a five-year, non-collateralized, $15.0 million note payable to Belize Telecommunications. Interest is payable annually at 9.0 percent per annum and the principal amount is repayable in full on November 18, 2008.

Contractual obligations and commercial commitments

Contractual obligations:

The table below provides certain information concerning the amounts falling due under the Company’s contractual obligations as of March 31, 2004.

	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
	$m	$m	$m	$m	$m
Bank and acceptance facilities (1)	9.2	—	—	—	9.2
Revolving credit facility (2)	28.6	—	—	—	28.6
Notes payable (3)	—	—	15.0	—	15.0

Total on-balance sheet obligations	37.8	—	15.0	—	52.8

Letters of credit (4)	6.2	—	—	—	6.2
Bonds and guarantees (5)	1.6	—	—	—	1.6
Surety, performance and other bonds (6)	59.5	2.1	—	—	61.6
Financial Services commitments to extend credit (7)	27.2	—	—	—	27.2
Financial Services guarantees and letters of credit (8)	21.4	—	—	—	21.4
Operating leases (9)	11.7	12.3	3.5	3.9	31.4

Total	165.4	14.4	18.5	3.9	202.2

(1)	Represents the Company’s short-term bank and acceptance facilities.
(2)	The credit facility has been classified as a current liability because the agreement contains a subjective acceleration change and the lender also has access to OneSource’s lockbox arrangements.
(3)	Represents the scheduled maturity of the Bank’s notes payable.
(4)	Represents the scheduled maturity of letters of credit issued by the bank on behalf of OneSource.
(5)	Represents the scheduled maturity of bonds and guarantees issued by the bank on behalf of the Company’s operations in the United Kingdom.
(6)	Represents the scheduled maturity of surety, performance and other bonds issued by the Company, of which $28.3 million related to OneSource’s self-insurance arrangements.
(7)	Represents the scheduled maturity of the Bank’s commitments to extend credit to meet customers’ working capital requirements.
(8)	Represents the scheduled maturity of letters of credit and guarantees issued by the Bank to guarantee the performance of customers to a third party.
(9)	Represents the minimum payments to which the Company is committed under certain operating leases, which relate principally to property and vehicles.

Further details of contractual obligations are set out in the notes to the consolidated financial statements.

OneSource also has certain obligations under its funded, defined benefit Pension Plan, details of which are set out in note 27 to the consolidated financial statements.

Commercial commitments:

There are no material commercial commitments that the Company could be obligated to pay in the future that are not included in the Company’s consolidated financial statements.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities, Net Interest Spread and Margin

The following table shows (in US dollars - millions) average daily balances, interest spreads and margins for the Bank’s interest-earning assets and interest-bearing liabilities for the years ended March 31, 2004, 2003 and 2002.

	Average Balance	2004 Interest Income/ Expense	Avg Rate %	Average Balance	2003 Interest Income/ Expense	Avg Rate %	Average Balance	2002 Interest Income/ Expense	Avg Rate %
Average Interest-Earning Assets
Deposits with banks	33.0	0.3	0.91	36.9	0.4	1.08	33.3	1.0	3.00
Government of Belize securities	11.6	1.0	8.62	11.6	1.0	8.62	11.6	1.0	8.62
Loans(2)	297.4	42.5	14.29	256.5	37.5	14.62	210.3	33.2	15.79
Other securities	0.5	0.1	20.00	0.5	0.1	20.0	0.4	0.1	25.00

	342.5	43.9	12.82	305.5	39.0	12.77	255.6	35.3	13.81

Non-Interest Earning Assets
Cash and due from banks	23.9			20.2			16.8
Net premises and equipment	9.0			6.7			6.2
Other assets	1.6			5.3			2.1

	34.5			32.2			25.1

	377.0			337.7			280.7

Average Sources of Funding
Deposits	297.5	11.8	3.97	266.5	9.2	3.45	228.0	8.2	3.60
Long-term debt	2.4	0.2	8.33	0.2	—	6.0	0.1	—	6.00

	299.9	12.0	4.00	266.7	9.2	3.45	228.1	8.2	3.60

Other liabilities	19.3			24.1			15.9
Shareholder’s equity	57.8			46.9			36.7

	377.0			337.7			280.7

Net interest income		31.9			29.8			27.1

Net interest spread(3)			8.82			9.32			10.21

Net interest margin(4)			9.31			9.75			10.60

(1)	Average rate is the nominal rate with no taxable equivalency adjustment.
(2)	Loan amounts are stated before deduction of the allowance for loan losses and include non-accrual loans.
(3)	Net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing funding sources.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Changes in Interest Income and Interest Expense: Volume and Rate Analysis

The following table allocates changes in the Bank’s interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for fiscal 2004 compared to fiscal 2003, for fiscal 2003 compared to fiscal 2002, and for fiscal 2002 compared to fiscal 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Fiscal Year Ended March 31, 2004 vs 2003 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2003 vs 2002 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2002 vs 2001 Increase (Decrease) Due to changes in:
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income (i)
Deposits with banks	—	(0.1)	(0.1)	0.1	(0.7)	(0.6)	(0.3)	(1.0)	(1.3)
Government of Belize securities	—	—	—	—	—	—	—	(0.1)	(0.1)
Loans	5.8	(0.8)	5.0	6.5	(2.2)	4.3	6.4	(0.5)	5.9
Other securities	—	—	—	—	—	—	0.1	—	0.1

Total interest income	5.8	(0.9)	4.9	6.6	(2.9)	3.7	6.2	(1.6)	4.6

Interest expense
Deposits	1.1	1.5	2.6	1.3	(0.3)	1.0	0.7	(2.8)	(2.1)
Long-term debt	0.2	—	0.2	—	—	—	—	—	—

Total interest expense	1.3	1.5	2.8	1.3	(0.3)	1.0	0.7	(2.8)	(2.1)

Net increase (decrease)	4.5	(2.4)	2.1	5.3	(2.6)	2.7	5.5	1.2	6.7

(i)	Interest income includes loan fees which are not material. There were no adjustments or out of period items.

Investment Portfolio: Government and Corporate Securities

The following table sets out the Bank’s investment in Government and corporate securities.

At March 31	2004	2003	2002
	$m	$m	$m
Government of Belize treasury notes	11.6	11.6	11.6

Government of Belize treasury notes were issued in December 2003 and February 2004 by the Central Bank, accruing interest at 9 percent per annum, maturing in December 2004 and February 2005.

Loan Portfolio

The following table analyzes the Bank’s loan portfolio by type of loan. Loans are stated before deduction of the allowance for loan losses.

At March 31	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Commercial, financial and agricultural	149.9	116.5	113.8	80.8	70.9
Real estate-mortgage:
Residential	39.1	39.2	39.5	38.9	32.1
Commercial	72.5	65.9	31.2	16.4	20.3
Real estate-construction	13.0	10.5	14.0	10.6	8.2
Consumer	34.8	37.9	33.9	29.9	29.7

	309.3	270.0	232.4	176.6	161.2

Loans by economic activity:

The following table analyzes the Bank’s loan portfolio according to the borrowers’ main economic activity. Loans are stated before deduction of the allowance for loan losses.

	March 31 2004		March 31 2003		March 31 2002
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	$m		$m		$m
Government services	10.2	3.3	4.0	1.5	0.6	0.3
Utilities	1.3	0.4	5.0	1.8	2.3	1.0
Agriculture
Sugar	2.4	0.8	2.7	1.0	3.3	1.4
Citrus	1.6	0.5	3.1	1.1	13.2	5.7
Grains	0.1	—	0.5	0.2	0.3	0.1
Banana	22.7	7.3	15.0	5.6	13.8	5.9
Cattle and dairy	0.1	—	0.1	—	0.1	—
Poultry and eggs	0.6	0.2	0.2	0.1	0.2	0.1
General and miscellaneous	1.0	0.3	0.8	0.3	1.1	0.5
Marine products	5.9	1.9	5.5	2.0	6.4	2.8
Forestry	1.1	0.4	0.8	0.3	0.5	0.2
Manufacturing
Furniture making	0.1	—	0.1	—	—	—
Clothing Manufacture	—	—	—	—	—	—
Agricultural processing	0.3	0.1	2.5	0.9	1.6	0.7
Other	1.1	0.4	0.7	0.3	1.0	0.4
Tourism	40.7	13.2	24.0	8.9	15.3	6.6
Real estate-construction	13.0	4.2	10.5	3.9	14.0	6.0
Real estate-mortgage
Residential	39.1	12.6	39.2	14.5	39.5	17.0
Commercial	72.5	23.4	65.9	24.4	27.9	12.0
Other	—	—	—	—	3.3	1.4
Financial institutions	0.4	0.1	0.7	0.3	1.9	0.8
Distribution	33.3	10.8	30.2	11.2	27.7	11.9
Professional services	3.5	1.1	3.6	1.3	16.3	7.0
Transport
Aviation	10.4	3.4	7.6	2.8	2.7	1.2
Road haulage and passenger	0.9	0.3	0.9	0.3	1.0	0.4
Water-borne	0.4	0.1	0.2	0.1	0.4	0.2
Other	1.4	0.5	1.1	0.4	0.4	0.2
Entertainment	1.5	0.5	0.4	0.2	0.6	0.3
Mining and exploration	8.9	2.9	6.8	2.5	3.1	1.3
Consumer loan
Installment	12.7	4.1	14.5	5.4	15.2	6.5
Other	22.1	7.2	23.4	8.7	18.7	8.1

	309.3	100.0	270.0	100.0	232.4	100.0

	March 31, 2001		March 31, 2000
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	$m		$m
Government services	0.5	0.3	2.3	1.4
Utilities	2.3	1.3	1.7	1.1
Agriculture
Sugar	3.3	1.9	4.0	2.5
Citrus	13.0	7.4	17.5	10.9
Grains	0.2	0.1	0.2	0.1
Banana	7.5	4.2	4.5	2.8
Cattle and dairy	0.1	—	0.1	—
Poultry and eggs	0.2	0.1	0.3	0.2
General and miscellaneous	1.5	0.9	1.9	1.2
Marine products	2.4	1.4	0.4	0.2
Forestry	0.3	0.2	0.4	0.2
Manufacturing
Furniture making	0.1	—	0.1	—
Clothing manufacture	—	—	0.3	0.2
Agricultural processing	2.2	1.2	0.4	0.2
Other	1.2	0.7	0.9	0.6
Tourism	12.5	7.1	10.7	6.6
Real estate-construction	10.6	6.0	8.2	5.1
Real estate-mortgage
Residential	38.9	22.0	32.1	19.9
Commercial	14.2	8.0	8.4	5.2
Other	2.2	1.2	11.9	7.4
Financial institutions	0.7	0.4	0.9	0.6
Distribution	24.6	13.9	19.1	11.9
Professional services	5.2	2.9	1.1	0.7
Transport
Aviation	0.3	0.2	0.3	0.2
Road haulage and passenger	1.0	0.6	1.6	1.0
Water-borne	0.3	0.2	0.4	0.2
Other	0.5	0.3	1.2	0.8
Entertainment	0.8	0.5	0.4	0.2
Mining and exploration	0.1	—	0.2	0.1
Consumer loan
Installment	15.1	8.6	14.6	9.1
Other	14.8	8.4	15.1	9.4

	176.6	100.0	161.2	100.0

The following categories of loan - Agricultural - Banana, Tourism and Distribution have concentrations that exceed 10 percent of total loans and which are not otherwise disclosed as a separate category. These include amounts loaned to a multiple number of borrowers engaged in similar economic activities. The Company does not consider that these concentrations provide any significant risk to the Bank. No material amount of these loan concentrations have been identified as potential problem loans or included as non-accrual loans.

Maturity composition of the loan portfolio:

The following table sets forth the amount of commercial, financial and agricultural loans and real estate construction loans outstanding as of March 31, 2004 which, based on remaining scheduled payments of principal, are due in the periods indicated. Loans are stated before deduction of the allowance for loan losses. As part of the Bank’s credit risk management policy, all demand loans and overdrafts are legally repayable on demand and interest rates can be changed by notice to the customer at any time. The table below reflects maturity schedules for all loans assuming that they run to their full maturity.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Commercial, financial and agricultural	60.8	36.6	52.5	149.9
Real estate - construction	5.0	0.8	7.2	13.0

	65.8	37.4	59.7	162.9

Percentage of total loans	21.3%	12.1%	19.3%	52.7%

Foreign country outstandings:

Cross-border outstandings are defined as loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets denominated in US dollars or other non-Belizean currency. At March 31, 2004 and 2003, the Bank held interest-bearing deposits with correspondent banks in US dollars in the United States amounting to $37.5 million and $50.8 million, respectively.

Interest rate sensitivity:

A key component of the Bank’s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to repricing characteristics of assets and liabilities. The pricing structure is matched when an equal amount of assets and liabilities are repriced at a given date.

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

The following table sets forth the repricing or maturity characteristics of the Bank’s interest-earning assets and interest-bearing liabilities as of March 31, 2004. The maturity of the loan portfolio below is based upon the fact that all demand loans and overdrafts are legally repayable on demand. It should be noted that interest rates in Belize have historically been relatively stable.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Interest-earning assets:
Deposits with banks	40.0	—	—	40.0
Government of Belize securities	11.6	—	—	11.6
Loans	284.6	13.2	11.5	309.3
Other securities	—	—	0.5	0.5

	336.2	13.2	12.0	361.4

Interest-bearing liabilities:
Deposits	306.3	—	—	306.3
Long-term debt	—	15.0	—	15.0

	306.3	15.0	—	321.3

Asset (liability) gap	29.9	(1.8)	12.0	40.1
Cumulative asset (liability) gap	29.9	28.1	40.1	40.1
Cumulative asset (liability) gap as a percentage of total interest-earning assets	8.3%	7.8%	11.1%	11.1%

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

Interest rate sensitivity of outstanding loans:

The following table analyzes the interest rate sensitivity of the Bank’s loan portfolio as of March 31, 2004.

$m
Variable rate	288.6
Fixed rate (consumer loans)	12.2
Non-accrual loans	8.5

309.3

Non-accrual loans:

The following table presents the ratio of non-accrual loans to total loans.

At March 31	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Non-accrual loans	8.5	7.7	7.3	10.7	11.5
Total loans	309.3	270.0	232.4	176.6	161.2
Non-accrual loans as a percentage of total loans	2.7%	2.9%	3.1%	6.1%	7.1%

The interest income which would have been recorded had all non-accrual loans been current in accordance with their terms was approximately $1.4 million, $1.1 million and $1.4 million for the years ended March 31, 2004, 2003 and 2002, respectively. There was no interest income accrued with respect to non-accrual loans.

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

Year ended March 31	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Balance of allowance at beginning of year	4.7	4.6	5.1	5.3	3.6

Loans charged off:
Commercial, financial and agricultural	0.2	0.2	0.6	0.3	—
Real estate - mortgage	0.1	0.2	0.1	0.2	0.1
Real estate - construction	—	—	—	—	—
Consumer	0.3	0.2	0.2	0.2	0.1

	0.6	0.6	0.9	0.7	0.2

Additions to allowance charged to expense	0.7	0.7	0.4	0.5	1.9

Balance of allowance at end of year	4.8	4.7	4.6	5.1	5.3

Charge-offs as a % of average loans outstanding	0.20%	0.23%	0.43%	0.41%	0.13%

Recoveries of loans charged-off have been immaterial to date.

Allocation of the allowance for loan losses:

The following table allocates the allowance for loan losses.

At March 31	2004		2003
	Amount	Loans in each category to total loans	Amount	Loans in each category to total loans
	$m	%	$m	%
Commercial, financial and agricultural	2.1	48.5	2.0	43.1
Real estate - mortgage	1.4	36.0	0.4	38.9
Real estate - construction	0.1	4.2	0.8	3.9
Consumer	1.2	11.3	1.5	14.1

	4.8	100.0	4.7	100.0

Percentage of total loans	1.6%		1.7%

The Bank measures its estimates of impaired loans in accordance with Statement of Financial Accounting Standards No. 114 - Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118 - Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Under the Bank’s accounting policy for loan loss provisioning, management evaluates the probability of an impairment loss when a loan is classified as non-accrual. An impairment loss is recognized and fully provided for if the recorded amount of the non-accrual loan exceeds the estimated fair value of the underlying collateral less costs to sell. Substantially all of the Bank’s loan portfolio is fully collateralized. Interest income on impaired loans is recognized only when payments are received and the Company considers that the loan will remain performing.

At March 31, 2004 the Bank’s recorded investment in loans in which the Company considers that there was a probability of a loss totaled $6.6 million, with related specific allowances, after taking into consideration related collateral, of $4.8 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of loss during the year ended March 31, 2004 was $6.9 million. Interest is not recognized on any loan classified as non-accrual.

Outlook for continuing loan growth:

The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the continued growth of the Belizean economy.

Composition of Funds Employed

The following table sets forth an analysis of the average funds employed to support the interest-earning assets of the Bank’s operations.

Year ended March 31	2004	2003	2002
	$m	$m	$m
Term deposits	170.9	139.6	116.2
Demand deposits	83.0	82.9	71.1
Savings deposits	43.6	44.0	40.7

Total deposits	297.5	266.5	228.0
Long-term debt	2.4	0.2	0.1

	299.9	266.7	228.1

The increase in average deposits for the year ended March 31, 2004 was principally due to an average increase of $31.3 million in term deposits. The increase in average deposits for the year ended March 31, 2003 was principally due to an average increase of $11.8 million in demand deposits and an average increase of $23.4 million in term deposits.

Average balances and average interest rates on deposits:

The following table sets forth the average balances and average interest rates paid on deposits.

Year ended March 31	2004		2003		2002
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%	$m	%
Term deposits	170.9	5.7	139.6	5.2	116.2	5.5
Interest-bearing demand deposits	15.0	1.8	10.3	1.3	15.6	1.4
Non-interest bearing demand deposits	68.0	—	72.6	—	55.5	—
Savings deposits	43.6	4.3	44.0	4.2	40.7	4.1

	297.5	4.0	266.5	3.5	228.0	3.6

The following table sets forth the maturity distribution of the Bank’s term deposits of $0.1 million or more.

At March 31	2004	2003	2002
	$m	$m	$m
3 months or less	53.8	67.8	45.8
Over 3 and to 6 months	13.7	12.1	10.5
Over 6 and to 12 months	66.3	29.4	10.1

Total	133.8	109.3	66.4

Return on Equity and Assets

The following table shows an analysis of changes in shareholder’s equity of the Bank.

Year ended March 31	2004	2003	2002
	$m	$m	$m
Balance at beginning of year	49.7	42.1	31.2
Net income for the year	26.0	24.8	20.9
Cash dividend	(11.4)	(17.2)	(10.0)

Balance at end of year	64.3	49.7	42.1

Average shareholder’s equity as a percentage of average total assets	15.1%	13.6%	13.1%
Shareholder’s equity as a percentage of deposits at end of year	21.0%	17.1%	18.1%
Return on assets	6.9%	7.3%	7.4%
Return on shareholder’s equity	45.6%	54.0%	56.9%
Earnings retained	56.2%	30.6%	52.2%
Dividend pay-out ratio	43.8%	69.4%	47.8%

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

CHL is managed by a board of directors chaired by Lord Ashcroft. CHL has established an Executive Committee and an Audit Committee of the board of directors.

The current directors of CHL, principal executive officers and operational management of the Company are as follows:

Directors:

Lord Ashcroft, KCMG (Belizean) - Executive Chairman of CHL since 1987 and Chief Executive Officer since 2001. Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997). Chairman of Trustees for a number of charities – Michael A Ashcroft Foundation, Crimestoppers, Prospect Education (Technology) Trust and currently Assistant Treasurer of the International Democrat Union. He was Belize’s Permanent Representative to the United Nations until April 2000. Former Treasurer of the Conservative and Unionist Party in the United Kingdom from 1998 to 2001. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG - Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the United Kingdom. Lord Ashcroft is also a British citizen and a Belonger of the Turks and Caicos Islands.

Sir Edney Cain (Belizean) - Non-Executive Director of CHL since 1992. Member of the Audit Committee. Sir Edney Cain is now in retirement after a distinguished career in the public service in Belize, which included positions as Financial Secretary to the Government of Belize, Governor of the Central Bank of Belize and Belize High Commissioner to the United Kingdom.

David B. Hammond (British) - Non-Executive Deputy Chairman of CHL since 1998. Chairman of the Executive Committee and of the Audit Committee. Mr. Hammond is Chairman of BCA Holdings Limited. He was previously Deputy Chairman of ADT Limited from 1989 to 1996, Director and Chairman of the Audit Committee of American Medical Response Inc. from 1993 to 1997 and Director and Chairman of the Audit Committee of Provant Inc. from 1998 to 2002. Member of the Competition Commission in the United Kingdom from 1995 to 2001. Mr. Hammond, who is a Chartered Accountant, has over 30 years experience in the services industry.

Cheryl C. Jones (American) - Director of CHL since 2003. Ms. Jones was appointed Chairman and Chief Executive Officer of OneSource in April 2003. She had previously been Executive Vice-President of OneSource since June 2002 having joined the company as Senior Vice-President in June 2001. Prior to joining OneSource, Ms. Jones served as Senior Vice President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.

Emory R. King (Belizean) - Non-Executive Director of CHL since 1987. Mr. King is now in semi-retirement after a career in insurance and real estate. He is presently involved in publishing, printing and public relations. He is also a Justice of the Peace in Belize.

John M. Searle (British) - Non-Executive Director of CHL since 1987. Member of the Audit Committee. Mr. Searle is Chairman and Managing Director of Belize Global Travel Services Limited, which carries on the business of a travel agency and tourism. Mr. Searle is also a Belizean citizen.

Officers:

Peter M. R. Gaze (British) - Executive Vice President and Chief Financial Officer of CHL since 1998. Member of the Executive Committee. Mr. Gaze is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of PricewaterhouseCoopers in London. Prior to joining CHL, Mr. Gaze was the Group Financial Controller of ADT Limited from 1990 to 1997.

Philip T. Osborne (British) - Company Secretary of CHL since 1993. Mr. Osborne is a Solicitor and a member of the Law Society of England and Wales. Before joining CHL, Mr. Osborne worked as a legal adviser to the London Stock Exchange and The Securities Association in the United Kingdom and for the international law firms of Clifford Chance and S. J. Berwin & Co. He is a member of the Belize Bar and the country representative for Belize of the International Bar Association.

Operational Management:

Richard J. Bradford (British) - Carlisle (UK and Ireland) - Chief Executive

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

Philip C. Johnson (British) - Financial Services - President

Mr. Johnson has been President of CHL’s Financial Services businesses since 1995. Prior to joining the Company, Mr. Johnson spent over ten years in a variety of commercial roles, including over seven years with Lonrho PLC, having previously qualified as a Chartered Accountant.

B. Compensation

For the year ended March 31, 2004, the aggregate compensation paid, set aside or accrued by the Company for all directors of CHL and the principal executive officers and operational management of the Company was $2.3 million. Except as noted under Item 6.E below, there are no bonus or deferred compensation arrangements or stock option or stock appreciation rights plans applicable to directors of CHL, the principal executive officers and operational management of the Company.

For additional information concerning compensation arrangements between CHL and Lord Ashcroft, see “Major Shareholders and Related Party Transactions.”

C. Board Practices

There is no fixed term of office for the directors; the term of each director’s service continues until it is ended by his/her resignation, removal or death. For more information on the length of service of the directors, see Item 6.A above.

There are no contracts for the directors’ service with CHL or any of its subsidiaries that provide for benefits upon termination of employment, other than the following: Cheryl Jones has a contract of employment with OneSource which provides for a severance payment equivalent to 12 months’ salary.

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

D. Employees

The following table shows the breakdown of the approximate number of employees of the Company.

At March 31	2004	2003	2002
Facilities Services	35,500	36,500	44,000
Staffing Services	540	600	660
Financial Services	260	260	240

	36,300	37,360	44,900

Approximately 36 percent of the employees in the Facilities Services division are represented by trade unions or covered by collective bargaining agreements. None of the Company’s employees in the Staffing Services or Financial Services divisions are represented by trade unions or covered by collective bargaining agreements. The Company considers that relations with employees and their unions are generally good.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of CHL’s ordinary shares and share options held as of May 31, 2004 by the current directors of CHL, principal executive officers and operational management of the Company.

	Ordinary Shares		Share Options
	(Number)	(%)	(Number)
Lord Ashcroft (i)	44,120,884	70.5	—
Sir Edney Cain	150	—	—
David B. Hammond	27,222	0.1	—
Cheryl C. Jones	1,178	—	1,000,000
Emory R. King	37,923	0.1	—
John M. Searle	306	—	—
Peter M. R. Gaze	89,191	0.1	—
Philip T. Osborne	52,190	0.1	26,700
Richard J. Bradford	—	—	110,000
Philip C. Johnson	88,017	0.1	75,000

Total	44,417,061	71.0	1,211,700

(i)	Lord Ashcroft also has an interest in 1,541,041 CHL ordinary shares owned by Strand Associates Limited, a company incorporated in Guernsey, Channel Islands in which he has an interest.
(ii)	The 1,211,700 share options set out above have an exercise price in the range of $3.00 to $7.50, and include 211,700 options which are currently exercisable at a weighted average exercise price of $7.50 each.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

CHL is not owned or controlled directly or indirectly by any government.

As of May 31, 2004, Lord Ashcroft beneficially owned and controlled 44,120,884 ordinary shares of CHL which represented 70.5 percent of the issued and outstanding ordinary shares. To CHL’s knowledge, as of the same date, no other person owned beneficially five percent or more of the ordinary shares of CHL.

B. Related Party Transactions

(i) CHL and Lord Ashcroft have entered into an agreement relating to the terms upon which Lord Ashcroft’s services as Chairman of CHL are provided to CHL. The agreement continued, unless terminated by Lord Ashcroft upon 90 days’ notice to CHL, until November 1, 2003. Thereafter, it was automatically extended for a rolling period of 12 months unless terminated by either party upon 90 days’ notice to the other party. No such notice has been given. Under this agreement, Lord Ashcroft’s salary is presently $410,000 per annum, reviewable annually, and CHL has agreed to provide him with the use of a suitable motor vehicle and make available to him other benefits generally made available to CHL executives.

(ii) Subsequent to the year end, in April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”) for an aggregate consideration of approximately $5.5 million. The consideration was satisfied by the issue of 788,220 ordinary shares of CHL, representing approximately 1.3 percent of the enlarged issued share capital of CHL. Ohsea is a holding company, incorporated in the United Kingdom, whose principal asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets. At the date of acquisition of Ohsea by CHL, the shareholders of Ohsea included CS Services Limited (a company incorporated in Belize and controlled by Lord Ashcroft), which held 65.9 percent of the issued share capital of Ohsea. Having consulted with a leading European investment banking firm regarding the fairness and reasonableness of the transaction, the independent non-executive directors of CHL unanimously approved the transaction.

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

Dividend Policy

The payment and amount of dividends is determined by the board of directors of CHL, based on factors including, but not limited to, the results of operations, financial condition, cash requirements and future prospects of the Company at the time declaration of a dividend is being considered. Subject to the foregoing, until 1998 CHL’s general policy was to declare and pay dividends to shareholders in March and September of each year. However, following the merger with and acquisition of Aaxis in 1998, CHL announced that until further notice it would not be declaring or paying any dividends. CHL currently intends to conserve the cash resources of the Company with a view to maximizing the amount available for financing the Company’s planned development and expansion.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Price History tables below set forth the high and low reported prices of CHL’s ordinary shares in US dollars on the NASDAQ National Market in the United States.

	High	Low
	$	$
Fiscal 2000	14.88	6.75
Fiscal 2001	9.00	3.75
Fiscal 2002	5.50	1.94
Fiscal 2003	3.54	1.38
Fiscal 2004	6.55	2.81

Fiscal 2003:
First quarter	3.54	2.56
Second quarter	3.48	1.83
Third quarter	2.94	1.38
Fourth quarter	3.38	2.46

Fiscal 2004:
First quarter	3.85	2.81
Second quarter	6.50	3.58
Third quarter	6.52	5.85
Fourth quarter	6.55	5.59
January 2004	6.25	5.98
February 2004	6.37	6.00
March 2004	6.55	5.59

Fiscal 2005:
April 2004	7.35	6.56
May 2004	7.12	5.95

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

Article 88 of CHL’s articles of association provides that the board of directors may exercise all of CHL’s powers to borrow money and to mortgage or charge all or any part of CHL’s property and assets. Articles 92 through 94 of CHL’s articles further provide that the board of directors may delegate its powers to any person for such period of time, and subject to such conditions, as the board of directors sees fit.

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

Disclosure of Ownership

CHL’s articles of association provide that the board of directors may at any time inquire of a person if such person is interested in CHL’s shares. A person’s failure to respond as requested gives rise to the board of directors’ right to suspend for a renewable one-year period, pending a timely response, payment of dividends on, and voting rights of, any shares in which such non-responding person is believed to be interested and as to which no response to the board of directors’ inquiry is timely given.

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

Redemption; No Sinking Fund or Capital Call

While CHL’s right to call shares that are not paid in full is found in its articles of association, it is the IBC Act that specifically provides CHL with a general right of redemption for all shares of CHL. This general right to redeem is limited, in the ordinary course, to redemptions in which holders of shares that are redeemed receive only newly issued shares of equal value, although CHL may also issue shares that carry with them a specific right to be redeemed under such circumstances as may be specified in the resolutions authorizing the issuance of such shares. CHL may also purchase its own shares when shareholders exercise the right to require CHL to do so pursuant to the exercise of shareholder appraisal rights under the IBC Act. CHL presently has no “sinking fund” provisions relating to any of its securities, nor is any holder of CHL’s presently authorized securities liable, upon payment in full for such securities, for any subsequent capital call by CHL.

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

You are a “U.S. holder” if you are a beneficial owner of shares and you are:

•	a citizen or resident of the United States;

•	a United States corporation or other entity taxable as a corporation in the United States;

•	an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You are a “non-U.S. holder” if you are a beneficial owner of shares and you do not qualify as a U.S. holder (as described above).

This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the federal, state, local and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Dividends

U.S. Holders

If you are a U.S. holder, you must include in your gross income any dividend paid by CHL out of its current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes.

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

Taxation of Capital Gains

U.S. Holders

If you are a U.S. holder and sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis in your shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15 percent for property held more than one year if the sale or exchange occurs after May 6, 2003, including installment payments received after that date.

Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to United States federal income tax on a gain recognized on the sale or other disposition of your shares unless:

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at the rate of 28 percent if you are a non-corporate United States person and, you:

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

CHL currently does not believe that it is a PFIC (passive foreign investment company) for U.S. federal income tax purposes. However, that is a matter which must be determined annually as of the close of each fiscal year and therefore is subject to change. If CHL were to become a PFIC, the tax treatment of U.S. holders would change materially. U.S. holders are urged to consult their tax advisors regarding possible consequences of PFIC status.

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

I. Subsidiary Information

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s consolidated financial statements have been prepared in US dollars. The Company’s United States operations have no material exposure to currency fluctuations. The Company is susceptible to currency fluctuations between US dollars and UK pounds sterling, the operating currency of the Company’s United Kingdom businesses. CHL’s Belize operations are conducted in Belize currency which has been fixed by the Government of Belize at two Belize dollars to every one US dollar. The Company does not hedge against any exchange risk associated with its reporting in US dollars. The results of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the average rate of exchange for the year (for the year ended March 31, 2004, 1 pound sterling equaled 1.6933 US dollars). The assets and liabilities of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the rate of exchange ruling at the balance sheet date (at March 31, 2004, 1 pound sterling equaled 1.8262 US dollars). Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders’ equity.

The main interest rate risk for the Company’s services businesses arises from any increase in the London Inter-Bank Offered Rate (LIBOR), on which principally all of the Company’s debt obligations are based. At March 31, 2004, this debt amounted to $37.8 million (plus $6.2 million of letters of credit), with one month LIBOR at approximately 1.1 percent. The Company does not hedge against any interest rate risk arising from movements in LIBOR. Further details are set out in notes 18 to the consolidated financial statements.

The Bank funds itself principally through deposits. Most deposits are denominated in Belizean dollars. Rates offered vary with the type of deposit account. Demand deposits pay no interest other than to a few selected customers. Savings deposits pay interest at 5 percent to 6 percent per annum depending upon the balance maintained. The Central Bank mandates that a minimum of 4.5 percent per annum must be paid on ordinary savings deposits. Term deposits have various rate of interest. Total deposits as at March 31, 2004 amounted to $306.3 million. The Bank provides commercial loans for short-term financing and working capital purposes. Most commercial loans are variable rate loans based on the Bank’s prime rate, which at March 31, 2004 was 14.5 percent. Consumer and personal lending generally have fixed interest terms. Total loans due as at March 31, 2004 amounted to $309.3 million. Further details are set out in notes 16 and 23 to the consolidated financial statements.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARRERAGES AND DELINQUINCIES

None

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002 and the United States Securities Exchange Act of 1934, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2004, in order to ensure that all material information, both financial and non-financial, required to be disclosed in the CHL Annual Report on Form 20-F for the year ended March 31, 2004 was identified, recorded, processed, summarized and reported to the Company’s senior management within the required timeframe. This evaluation was undertaken under the supervision and with the participation of the Company’s senior management, including CHL’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, it was concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2004, and that subsequently there have been no significant changes in the Company’s internal controls or in other factors that could affect those controls.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David B. Hammond is the ‘audit committee financial expert’ within the meaning of the applicable rules and regulations of the United States Securities and Exchange Commission and the United States Sarbanes-Oxley Act of 2002.

Item 16B. CODE OF ETHICS

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002, and in order to maintain the Company’s commitment to the highest standards of professional conduct and integrity, CHL has adopted a code of ethics for the Company’s senior management and financial officers. A copy of the Company’s code of ethics can be obtained by request from the Company Secretary at 60 Market Square, Belize City, Belize, Central America.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for professional services rendered by the independent accountants, PricewaterhouseCoopers, were as follows:

Year ended March 31	2004	2003
	$m	$m
Audit fees	0.9	1.2
Tax fees (i)	0.1	0.3
All other fees (ii)	—	0.1

Total	1.0	1.6

(i)	Tax fees principally comprise tax compliance and advisory services.
(ii)	Other fees principally comprise services provided in connection with acquisition and disposals and audits of the Company’s pension plan.

All non-audit services are pre-approved by the Audit Committee by category or on a case-by-case basis, as appropriate, depending upon the nature of the services and the circumstances, or alternatively meet the detailed criteria of specific pre-approved services, up to an amount per engagement subject to a cumulative limit, and are notified to the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not applicable

PART III

Item 17. FINANCIAL STATEMENTS

See Item 18

Item 18. FINANCIAL STATEMENTS

Carlisle Holdings Limited

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income

Consolidated Balance Sheets

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Item 19. EXHIBITS

1.1	Memorandum of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

1.2	Articles of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

2.1	Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

2.2	Certificate of Adjusted Purchase Price or Number of Shares dated July 1, 1999 reflecting the effect of the two-for-one stock dividend of May 27, 1999 on the Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.1	Employment Agreement dated July 2, 1997 between BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft, as amended by both an agreement by exchange of letters dated May 14, 1999 among Carlisle Holdings Limited (now Blackwood Limited), BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft and a subsequent agreement by exchange of letters dated October 17, 2000 between Carlisle Holdings Limited and M.A. Ashcroft. Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.2	Payment Agreement effective June 30, 2000, between National Union Fire Insurance. Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.3	Agreement and Parental Guarantee made as of June 30, 2001 by and between Carlisle Holdings Limited and AIG. Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.4	Schedule of Policies and Payments effective June 30, 2000 to Payment Agreement effective June 30, 2000 between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.5	Schedule of Policies and Payments effective June 30, 2001 to Payment Agreement effective June 30, 2001 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.6	Schedule of Policies and Payments effective June 30, 2002 to Payment Agreement effective June 30, 2002 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.7	Schedule of Policies and Payments effective June 30, 2003 to Payment Agreement effective June 30, 2003 between AIG and OneSource Holdings, Inc. *

4.8	Credit Agreement dated March 30, 2000 among Carlisle Finance, S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.9	Amendment No. 1, dated as of September 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.10	Amendment No. 2, dated as of November 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.11	Amendment No. 3, dated as of December 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.12	Amendment No. 4, dated as of March 31, 2001, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.13	Amendment No. 5, dated as of February 14, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.14	Amendment No. 6, dated as of June 29, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.15	Amendment No. 7, dated as of December 23, 2003, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.*

4.16	Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent. *

4.17	Share Purchase Deed dated December 9, 2003 between Carlisle Holdings Limited and Government of Belize relating to the sale and purchase of 52.46 per cent. of the issued share capital of Belize Telecommunications Limited.*

4.18	Agreement dated April 30, 2004 between CS Services Limited and the other Sellers named therein and Carlisle Holdings Limited for the sale and purchase of all of the issued share capital of Ohsea Holdings Limited.*

8.	List of subsidiaries.*

12.1	Certification by the principal executive officer pursuant to Rule 13(a)-14(a).*

12.2	Certification by the principal financial officer pursuant to Rule 13(a)-14(a)*

13.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code. *

13.2	Certification by the principal financial officer pursuant to Rule 13(a)-14(b) and section 1350 of Chapter 63 of Title 18 of the United State Code.*

14.	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2004.*

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARLISLE HOLDINGS LIMITED
(Registrant)

/s/ Peter M R Gaze
Peter M R Gaze
Chief Financial Officer

Dated: June 30, 2004

CARLISLE HOLDINGS LIMITED

CARLISLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited the accompanying consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carlisle Holdings Limited and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

June 30, 2004

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Income

Year ended March 31	Notes	2004	2003	2002
		$m	$m	$m
Service Businesses
Net sales	3	1,126.4	1,139.5	1,191.0
Cost of sales		(974.9)	(976.6)	(1,020.7)
Selling, general and administrative expenses		(140.8)	(149.6)	(162.9)
Restructuring and other non-recurring items	4	—	(1.2)	(5.7)

Operating income - Service Businesses	3	10.7	12.1	1.7

Financial Services
Interest income		43.9	39.0	35.3
Interest expense		(12.0)	(9.2)	(8.2)

Net interest income		31.9	29.8	27.1
Provision for loan losses		(0.7)	(0.7)	(0.4)
Net non-interest expense	5	(1.3)	(1.6)	(2.0)
Restructuring and other non-recurring items	4	—	1.5	1.7

Operating income - Financial Services		29.9	29.0	26.4

Corporate expenses		(4.7)	(6.5)	(7.3)

Total operating income		35.9	34.6	20.8
Associates	12	4.2	4.9	3.1
Interest income		1.0	0.2	0.4
Interest expense		(3.5)	(5.8)	(6.4)

Income before income taxes		37.6	33.9	17.9
Income taxes	6	(0.9)	(1.6)	(3.2)

Income after income taxes		36.7	32.3	14.7
Minority interests		(1.2)	(1.0)	(0.6)

Income from continuing operations		35.5	31.3	14.1
Income from discontinued operations	7	9.7	4.9	9.1

Net income		45.2	36.2	23.2

Basic earnings per ordinary share:	8
Continuing operations		$0.60	$0.53	$0.24
Discontinued operations		$0.16	$0.08	$0.15

Net income		$0.76	$0.61	$0.39

Diluted earnings per ordinary share:	8
Continuing operations		$0.59	$0.53	$0.24
Discontinued operations		$0.16	$0.08	$0.15

Net income		$0.75	$0.61	$0.39

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets

At March 31	Notes	2004	2003
		$m	$m
Assets
Service Businesses
Current assets:
Cash and cash equivalents		31.0	13.3
Trade accounts receivable - net	9	137.5	138.7
Other current assets	10	29.9	20.4

Total Service Businesses current assets		198.4	172.4
Property, plant and equipment - net	11	23.2	109.8
Associates	12	47.5	49.7
Goodwill and other intangibles - net	13	390.8	368.6
Other long-term assets	14	40.1	9.9

Total Service Businesses assets		700.0	710.4

Financial Services
Cash, cash equivalents and due from banks	15	22.9	26.1
Interest-bearing deposits with correspondent banks		40.0	52.3
Loans - net	16	304.5	265.3
Other assets	17	29.6	29.2

Total Financial Services assets		397.0	372.9

Total assets		1,097.0	1,083.3

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets - (continued)

At March 31	Notes	2004	2003
		$m	$m
Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	18	37.8	63.7
Accounts payable		15.5	18.3
Accrued personnel costs		48.6	46.5
Insurance reserves - current portion	21	20.3	19.1
Other current liabilities	19	36.7	39.9

Total Service Businesses current liabilities		158.9	187.5
Long-term debt	20	—	11.8
Insurance reserves - long-term portion	21	48.7	53.3
Other long-term liabilities	22	13.0	12.4
Minority interests		3.8	48.3

Total Service Businesses liabilities		224.4	313.3

Financial Services
Deposits	23	306.3	291.3
Long-term debt	24	15.0	—
Other liabilities		8.5	6.4

Total Financial Services liabilities		329.8	297.7

Total liabilities		554.2	611.0

Commitments and contingencies	25

Shareholders’ equity:
Share capital (ordinary shares of no par value - 61,765,820)	26	0.6	0.6
Additional paid-in capital		305.1	305.7
Treasury shares	26	(17.3)	(18.6)
Retained earnings		234.6	189.4
Cumulative other comprehensive income (loss)		19.8	(4.8)

Total shareholders’ equity		542.8	472.3

Total liabilities and shareholders’ equity		1,097.0	1,083.3

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative other comprehensive income (loss)	Total
	$m	$m	$m	$m	$m	$m
At April 1, 2001	0.6	308.9	(23.7)	130.0	(18.2)	397.6
Net income	—	—	—	23.2	—	23.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(1.2)	2.5	—	—	1.3
Currency translation adjustments	—	—	—	—	0.7	0.7
Minimum pension liability	—	—	—	—	(1.4)	(1.4)

At March 31, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)

At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3
Net income	—	—	—	45.2	—	45.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(0.7)	1.4	—	—	0.7
Currency translation adjustments	—	—	—	—	24.9	24.9
Minimum pension liability	—	—	—	—	(0.3)	(0.3)
Other movements	—	0.1	—	—	—	0.1

At March 31, 2004	0.6	305.1	(17.3)	234.6	19.8	542.8

At March 31, 2004, additional paid-in capital is stated net of a balance comprising interest bearing, collateralized amounts receivable from certain officers of the Company, in respect of ordinary shares in Carlisle Holdings Limited (“CHL”) purchased at market price from CHL satisfied from CHL’s holding of treasury shares and in respect of amounts due on the exercise of CHL share options (note 26), of $2.6 million (2003 - $2.7 million; 2002 - $2.5 million).

Cumulative other comprehensive income (loss) comprises currency translation adjustments (March 31, 2004 - $26.1 million; 2003 - $1.2 million; and 2002 - $(14.4) million) and a minimum pension liability (March 31, 2004 - $(6.3) million; 2003 - $(6.0) million; and 2002 - $(4.5) million) (note 27).

At March 31, 2004, retained earnings included non-distributable statutory reserves in The Belize Bank Limited and its subsidiaries of $4.0 million (2003 - $3.0 million; 2002 - $2.1 million).

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Comprehensive income (net of tax):
Net income	45.2	36.2	23.2
Currency translation adjustments	24.9	15.6	0.7
Minimum pension liability	(0.3)	(1.5)	(1.4)

Total comprehensive income	69.8	50.3	22.5

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

Year ended March 31	2004	2003	2002
	$m	$m	$m
Cash flows from operating activities
Net income	45.2	36.2	23.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.9	22.6	19.8
Discount amortization on insurance reserves	3.4	3.6	3.6
Restructuring and other non-recurring items	—	0.2	3.1
Provision for loan losses	0.7	0.7	0.4
Undistributed earnings of associates	2.2	(2.3)	(0.6)
Refinancing costs amortization	0.9	0.9	0.6
Deferred income taxes	0.8	—	—
Minority interests net of distributions	3.5	3.2	8.0
Gain on disposal of discontinued operations	(4.7)	—	—
Other	0.2	(1.0)	(0.4)
Changes in assets and liabilities:
Decrease in accounts receivable	1.3	33.0	24.7
(Increase) in other assets	(2.5)	(3.3)	(3.7)
(Decrease) increase in accounts payable	(1.3)	(0.1)	1.9
(Decrease) in accrued personnel costs	(0.2)	(0.1)	(4.5)
(Decrease) in insurance reserves	(6.8)	(8.1)	(3.3)
(Decrease) in other liabilities	(1.5)	(14.4)	(23.0)

Net cash provided by operating activities	64.1	71.1	49.8

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Cash flows from investing activities
Purchase of property, plant and equipment	(17.8)	(40.6)	(24.9)
Disposal of property, plant and equipment	0.3	1.1	3.5
Disposal of associates and other investments	—	—	0.5
Acquisition of businesses	(0.8)	(5.4)	(17.7)
Disposal of discontinued operations	48.1	—	—
Decrease (increase) in interest-bearing deposits with correspondent banks	12.3	(14.7)	11.6
(Increase) in loans to customers	(39.3)	(37.6)	(55.8)
Other	—	—	(3.2)

Net cash provided (utilized) by investing activities	2.8	(97.2)	(86.0)

Cash flows from financing activities
Proceeds from long-term debt	1.0	10.2	—
Repayment of long-term debt	(3.0)	(25.8)	(8.7)
Debt refinancing costs	—	(0.4)	(0.4)
(Decrease) increase in short-term debt	(19.4)	(14.0)	11.5
(Increase) in restricted cash deposits	(46.6)	—	—
Increase in deposits	15.0	58.3	3.8
Net sale of treasury shares	0.7	0.9	1.2
Other	(0.3)	—	—

Net cash (utilized) provided by financing activities	(52.6)	29.2	7.4

Currency translation adjustments	0.2	0.5	0.1

Net change in cash, cash equivalents and due from banks	14.5	3.6	(28.7)
Cash, cash equivalents and due from banks at beginning of year	39.4	35.8	64.5

Cash, cash equivalents and due from banks at end of year	53.9	39.4	35.8

Cash - service businesses	31.0	13.3	20.0
Cash - financial services	22.9	26.1	15.8

	53.9	39.4	35.8

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Supplemental cash flow information:
Cash paid for interest	5.4	5.8	6.3
Cash paid for income taxes	9.7	6.7	13.1

In connection with the acquisition of businesses net liabilities (assets) were assumed as follows:
Goodwill and other intangibles	0.8	5.5	17.8
Cash paid (net of cash assumed)	(0.2)	(5.4)	(17.7)
Deferred consideration paid	(0.6)	—	—
Deferred consideration accrued for	—	—	(1.2)

Net liabilities (assets) assumed	—	0.1	(1.1)

In connection with the disposal of discontinued operations net assets were disposed of as follows:
Cash received (net of cash transferred)	48.1	—	—
Gain on disposal	(4.7)	—	—

Net assets disposed (including goodwill and other intangibles)	43.4	—	—

In connection with the disposal of businesses net assets were disposed of as follows:
Loan notes received	—	3.4	—
Net assets disposed (including goodwill and other intangibles)	—	(3.4)	—

	—	—	—

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 1 - Description of business

Introduction

Carlisle Holdings Limited (“CHL”) is a company incorporated in Belize. CHL is a holding company with no independent business operations or assets other than its investment in its subsidiaries, associates, intercompany balances and holdings of cash and cash equivalents. CHL’s businesses are conducted through its subsidiaries.

Facilities services

The Facilities Services division operates in the United States under the name OneSource Holdings, Inc. (“OneSource”), and in the United Kingdom under the names Carlisle Cleaning Services Limited and Carlisle Facilities Services Limited both trading under the name Carlisle Facilities Services.

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities Services provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to businesses principally in the retail, transport and public sectors in the United Kingdom.

Staffing services

The Staffing Services division, principally through Carlisle Staffing plc, a company incorporated in the United Kingdom, operates in the United Kingdom and the Republic of Ireland under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces. Subsequent to the year end, in April 2004, CHL acquired Ohsea Holdings Limited (note 28).

Financial services

Financial services are provided principally through The Belize Bank Limited (the “Bank”), a company incorporated and operating in Belize, as a full service commercial and retail banking operation.

Associates

CHL’s equity investment comprises 23.6 percent of Grupo Agroindustrial CB, S.A. and related companies (“NUMAR”), which have interests in agro-processing and distribution operations principally in Costa Rica.

Discontinued operations

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”) (note 7).

Discontinued operations comprise the Company’s telecommunication services division. Telecommunication services were provided principally through Belize Telecommunications, a company incorporated in Belize, which is a licensed provider of local, national and long distance telecommunication services in Belize.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Basis of consolidated financial statements

The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States and as described below. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, allowance for loan losses, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates. Certain figures at March 31, 2003 and for the years ended March 31, 2003 and 2002 have been reclassified to conform to the March 31, 2004 presentation, in particular the results of Belize Telecommunications have been reclassified as a discontinued operation for all reporting periods.

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

Note 2 - Summary of significant accounting policies - (continued)

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

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 50 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 20 years
Fixtures, fittings and office equipment	3 to 10 years

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

Goodwill and other intangibles

The goodwill that arises where the acquisition cost of subsidiaries and associates exceeds the fair values attributable to the underlying net assets is capitalized in the consolidated financial statements. Goodwill arising on the acquisition of associates is included in investment in associates. With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminated the requirement to amortize goodwill and identifiable assets that have indefinite lives and initiated an annual review for impairment. Prior to adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

The annual goodwill impairment review is carried out at a reporting unit level, which for the Company is considered to be at the segmental and geographical reporting level for each of its three service businesses, as applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

fair market value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair market value of a reporting unit’s goodwill with the carrying amount of that goodwill. The aggregate amount of any impairment loss is included in the consolidated statements of income.

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

Stock-based compensation

Stock-based employee compensation is accounted for under the intrinsic value based method of accounting (note 25).

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of sales-related taxes. Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries are made. Revenues derived from telecommunication services (discontinued operations) comprise telephone rental, network access and airtime usage, are billed monthly in arrears, and are recognized in the consolidated financial statements in the month in which the services are provided.

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

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

Recently issued accounting pronouncements

In January 2003, Financial Accounting Standards Board Interpretation No. 46 – ‘Consolidation of Variable Interest Entities’ was issued. This interpretation is effective for fiscal years beginning after June 15, 2003 and provides guidance for identifying a controlling interest in a variable interest entity established by means other than voting interests.

In April 2003, Statement of Financial Accounting Standards (‘SFAS’) No. 149 amending SFAS No. 133 on ‘Derivative Instruments and Hedging Activities’ was issued. This statement is generally effective for contracts entered into or modified after June 30, 2003 and amends and clarifies the accounting and reporting for derivative instruments and hedging activities.

In May 2003, SFAS No. 150 – ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ was issued. This statement is effective for financial instruments entered into or modified after May 31, 2003 and amends the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity and required that these instruments be classified as liabilities.

In December 2003, SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ was issued. This statement provides required additional disclosures for pensions and other postretirement benefits.

The Company does not consider that the impact of these statements and interpretations have had, or will have when effective, a material effect on the Company’s consolidated financial statements.

Note 3 - Segmental analysis

The Company is currently engaged in three service businesses, Facilities Services and Staffing Services principally in the United States and in the United Kingdom, and Financial Services principally in Belize, analysis of which is set out below.

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications and this business has been classified as a discontinued operation for all reporting periods (note 7).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Business analysis

Net sales
Facilities Services	904.4	917.2	973.5
Staffing Services	222.0	222.3	217.5

	1,126.4	1,139.5	1,191.0

Operating income
Facilities Services	7.0	2.6	(8.2)
Staffing Services	3.7	9.5	9.9

	10.7	12.1	1.7
Financial Services	29.9	29.0	26.4
Corporate expenses	(4.7)	(6.5)	(7.3)

	35.9	34.6	20.8

Operating income for the year ended, March 31, 2003 included restructuring and other non-recurring items of $0.3 million credit (2002 - $4.1 million), of which $0.9 million (2002 – $4.9 million) related to the Facilities Services division, $0.3 million (2002 - $0.8 million) related to the Staffing Services division, $1.5 million credit (2002 - $1.7 million credit) related to the Financial Services division, and nil (2002 - $0.1 million) related to corporate matters (note 4).

Depreciation and amortization
Facilities Services	8.4	9.9	10.8
Staffing Services	2.7	2.2	1.5

	11.1	12.1	12.3
Financial Services	0.8	0.7	0.6
Corporate	0.1	0.1	0.1

	12.0	12.9	13.0
Discontinued operations	10.9	9.7	6.8

	22.9	22.6	19.8

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Capital expenditures
Facilities Services	3.8	5.0	9.2
Staffing Services	1.4	3.0	3.1

	5.2	8.0	12.3
Financial Services	3.7	2.4	1.5
Corporate	—	—	0.3

	8.9	10.4	14.1
Discontinued operations	8.9	30.2	10.8

	17.8	40.6	24.9

Goodwill
Facilities Services	276.1	266.0	259.2
Staffing Services	114.7	101.8	91.0

	390.8	367.8	350.2
Discontinued operations	—	0.8	0.8

	390.8	368.6	351.0

Total assets
Facilities Services	475.4	419.9	445.8
Staffing Services	156.9	137.2	129.0

	632.3	557.1	574.8
Financial Services	397.0	372.9	306.8
Associates	47.5	49.7	47.4
Corporate	20.2	2.7	4.7

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Geographical analysis

Net sales
United States	780.7	788.7	832.0
United Kingdom	345.7	350.8	359.0

	1,126.4	1,139.5	1,191.0

Operating income
United States	5.2	(2.1)	(11.1)
United Kingdom	5.5	14.2	12.8
Belize	25.2	22.5	19.1

	35.9	34.6	20.8

Total assets
United States	354.3	311.6	333.6
United Kingdom	278.0	245.6	241.2
Belize	464.7	425.2	358.9

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

Belize total assets included, for convenience purposes, the investment in associates.

Note 4 - Restructuring and other non-recurring items

	2004	2003	2002
Year ended March 31	$m	$m	$m
Facilities Services	—	0.9	4.9
Staffing Services	—	0.3	0.8

	—	1.2	5.7
Financial Services	—	(1.5)	(1.7)
Corporate	—	—	0.1

	—	(0.3)	4.1

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4 - Restructuring and other non-recurring items - (continued)

Service Businesses

During the year ended March 31, 2003, the Company incurred a net charge for restructuring and other non-recurring items of $1.2 million, of which $0.9 million related to the Facilities Services division, and $0.3 million related to the Staffing Services division.

During the year ended March 31, 2003, the Company continued to review its operational and administrative structure, following which a certain number of employees were terminated. The restructuring charge comprised employee severance and other associated costs for 102 executives and other employees of $1.5 million. The amounts paid and charged in the year ended March 31, 2004 against the provision for severance and other associated costs amounted to $0.2 million (2003 - $1.3 million). The restructuring charge was offset by a non-recurring net gain arising from the disposal of other assets of $0.3 million.

During the year ended March 31, 2002, the Company incurred a net charge for restructuring and other non-recurring items of $5.7 million, of which $4.9 million related to the Facilities Services division and $0.8 related to the Staffing Services division.

During the year ended March 31, 2002, the Company reviewed its operational and administrative structure, following which a certain number of employees were terminated and office closings effected. The restructuring charge comprised employee severance and other associated costs for 96 executives and other employees of $4.7 million, costs arising from the closure of certain operations of $0.9 million, and other restructuring costs of $0.7 million. The amounts paid and charged in the year ended March 31, 2004 against the provisions in the aforementioned categories amounted to $0.5 million (2003 - $2.6 million; 2002 - $3.2 million). The aggregate restructuring charge of $6.3 million was offset by a non-recurring net gain arising from the disposal of certain properties and other assets of $0.6 million.

During the year ended March 31, 2001, the Company incurred a net charge for restructuring and other non-recurring items of $9.2 million, of which $5.6 million related to non-recurring net gains on asset disposals. The amounts paid and charged in the year ended March 31, 2004 against the provisions for restructuring were $0.4 million (2003 - $0.2 million; 2002 - $1.3 million; 2001- $1.7 million).

Financial Services

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million, contingent on certain future performance targets of BISL. During the year ended March 31, 2003, deferred consideration of $1.5 million (2002 - $1.3 million) was received and included within non-recurring items. No further deferred consideration is receivable on this disposal.

During the year ended March 31, 2002, the Company also disposed of certain properties and other assets that resulted in a non-recurring net gain of $0.4 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 5 - Net non-interest expense

Year ended March 31	2004	2003	2002
	$m	$m	$m
Non-interest income:
Foreign exchange income and commissions	3.4	2.8	2.7
Customer service and letter of credit fees	2.0	1.8	1.8
Credit card fees	1.0	0.9	0.9
Other financial and related services	1.8	1.5	1.5
Other income	0.6	0.5	0.3

	8.8	7.5	7.2

Non-interest expense:
Salaries and benefits	(5.4)	(5.2)	(4.5)
Premises and equipment	(1.9)	(1.7)	(1.6)
Other expenses	(2.8)	(2.2)	(3.1)

	(10.1)	(9.1)	(9.2)

Net non-interest expense	(1.3)	(1.6)	(2.0)

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6 - Income taxes

(i) The provision for income taxes in the consolidated statements of income was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Current income taxes:
Federal	—	(1.8)	—
State and local	(1.0)	0.2	0.2
Non-US taxes	1.1	3.2	3.0

	0.1	1.6	3.2

Deferred income taxes:
US taxes	1.7	—	—
Non-US taxes	(0.9)	—	—

	0.8	—	—

Income tax provision	0.9	1.6	3.2

During the year ended March 31, 2004, the Company recorded a $1.0 million US state and local income tax credit comprising a $1.4 million tax repayment arising from a reassessment of the Company’s state tax liabilities and a $0.4 million state and local income tax charge for the year.

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry-backs of net operating losses arising in prior years.

(ii) Income before income taxes included the following components:
Year ended March 31	2004	2003	2002
	$m	$m	$m
US income (loss)	5.6	(2.3)	(11.7)
Non-US income	32.0	36.2	29.6

Income before income taxes	37.6	33.9	17.9

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6 - Income taxes - (continued)

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent) on consolidated income before income taxes and the Company’s income tax provision was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Notional US federal income tax at the statutory rate	13.2	11.9	6.3
Adjustments to reconcile to the Company’s income tax provision:
Valuation allowance	4.0	8.7	4.6
Non-US net earnings	(15.9)	(18.4)	(8.8)
Other	(0.4)	(0.6)	1.1

Income tax provision	0.9	1.6	3.2

A portion of net income is not subject to tax by virtue of the Company’s status as a Public Investment Company under the International Business Companies Act, 1990 of Belize, as amended by the International Business Companies (Amendment) Act, 1995 of Belize.

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:
At March 31	2004	2003
	$m	$m
Assets:
Provision for insurance reserves	18.7	19.8
Provision for estimated costs and expenses	62.9	51.7
Net operating losses	72.4	52.6

	154.0	124.1
Valuation allowance	(133.8)	(112.9)

	20.2	11.2
Liabilities:
Intangible and other assets	(19.3)	(9.5)

Net deferred income tax balance (note 10)	0.9	1.7

The net change in the total valuation allowance for the year ended March 31, 2004 was an increase of $20.9 million (2003 - $22.8 million), principally arising from an increase in net operating losses, whose realization is dependent upon generating sufficient taxable income prior to expiration of the net operating loss carryforwards.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 7 - Discontinued operations

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications for an aggregate cash consideration of $57.0 million. The Company’s share of Belize Telecommunications’ net income up to the date of disposal has been included in income from discontinued operations for all reporting periods. The net gain on disposal of Belize Telecommunications amounted to $4.7 million and has been included in income from discontinued operations for the year ended March 31, 2004.

Financial information for Belize Telecommunications was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	50.6	55.2	55.5
Operating income	16.6	19.2	26.4
Income taxes	(7.4)	(8.4)	(8.7)
Net income	9.7	4.9	9.1

Note 8 - Earnings per ordinary share
Year ended March 31	2004	2003	2002
	$m	$m	$m
Basic and diluted earnings per ordinary share:

Income from continuing operations	35.5	31.3	14.1
Income from discontinued operations	9.7	4.9	9.1

Net income	45.2	36.2	23.2

Year ended March 31	2004	2003	2002
	Number	Number	Number
Weighted average number of ordinary shares -
Basic earnings per ordinary share	59,508,692	59,225,816	58,907,622
Share options (note 26)	427,503	—	—

Weighted average number of ordinary shares
Diluted earnings per ordinary share	59,936,195	59,225,816	58,907,622

The weighted average effect of 2,646,479 (2003 - 16,278,965; 2002 - 10,409,415) share options and warrants has been excluded from the calculation of diluted earnings per ordinary share, since they are anti-dilutive under the treasury method of earnings per share calculation.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 9 - Trade accounts receivable - net

At March 31	2004	2003
	$m	$m
Billed	127.0	134.0
Unbilled	13.1	11.5

	140.1	145.5
Less: allowance for doubtful receivables	(2.6)	(6.8)

	137.5	138.7

	Balance at beginning of year	Subsidiaries acquired (disposed)	Additions charged to income	Deductions - primarily write-offs	Balance at end of year
	$m	$m	$m	$m	$m
Allowance for doubtful receivables:

Year ended March 31, 2002	24.7	0.1	9.1	(24.0)	9.9

Year ended March 31, 2003	9.9	—	3.7	(6.8)	6.8

Year ended March 31, 2004	6.8	(1.3)	1.8	(4.7)	2.6

Allowance for doubtful receivables at March 31, 2001 included a one-time allowance of $19.2 million, utilized and written-off in the year ended March 31, 2002, that resulted from a billing system conversion and consequent problems in invoice collection at OneSource.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 10 - Other current assets

At March 31	2004	2003
	$m	$m
Restricted cash deposits	14.3	—
Prepaid expenses	12.0	8.7
Deferred income taxes (note 6)	0.9	1.7
Inventories	—	4.2
Deferred refinancing costs	—	0.9
Other current assets	2.7	4.9

	29.9	20.4

In connection with the refinancing of certain debt obligations of the Company, certain fees and expenses were incurred. These refinancing costs have been amortized through interest expense in the consolidated statements of income over the life of the Company’s debt obligations. The refinancing costs amortization for the years ended March 31, 2004, 2003 and 2002 were $0.9 million, $0.9 million and $0.6 million, respectively.

At March 31, 2004, other current assets and other long-term assets (note 14) included restricted cash deposits of $14.3 million and $32.3 million, respectively. During the year ended March 31, 2004, the Company substituted and pledged certain cash deposits to support the Company’s self-insurance program replacing letters of credit which had been issued to support the estimated insurance liability (notes 20 and 21). In view of the restriction as to the use and availability of the cash deposits to the Company, the balance cannot be classified as a cash and cash equivalent and it has therefore been classified within current and non-current assets in accordance with its terms.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 11 - Property, plant and equipment - net

At March 31	2004	2003
	$m	$m
Cost:
Land and buildings	6.2	22.6
Leasehold improvements	6.9	5.9
Machinery and equipment	26.5	156.2
Fixtures, fittings and office equipment	39.2	36.6

Total cost	78.8	221.3

Accumulated depreciation:
Land and buildings	0.8	2.5
Leasehold improvements	4.6	3.8
Machinery and equipment	21.8	82.8
Fixtures, fittings and office equipment	28.4	22.4

Total accumulated depreciation	55.6	111.5

Net book values	23.2	109.8

Total capital expenditures for the years ended March 31, 2004, 2003 and 2002 were $14.1 million, $38.2 million and $23.4 million, respectively. Total depreciation expense for the years ended March 31, 2004, 2003 and 2002 was $22.1 million, $21.9 million and $19.2 million, respectively.

Note 12 - Associates

At March 31	2004	2003
	$m	$m
Associate - NUMAR	47.5	49.7

Year ended March 31	2004	2003	2002
	$m	$m	$m
Share of associates’ earnings:
NUMAR	4.2	4.9	3.1

Total dividends receivable during the year	6.4	2.6	2.5

Associates comprise companies in respect of which fair market values are not readily available, but they are considered by the Company to exceed the carrying amounts.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 12 - Associates - (continued)

At March 31, 2004, the accumulated undistributed earnings of associates included in the consolidated retained earnings of the Company were $29.2 million (2003 - $31.4 million; 2002 - $29.1 million).

Summarized combined unaudited financial information for associates was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	194.4	189.4	170.7
Gross profit	48.6	47.0	38.5
Income from continuing operations	19.3	18.3	13.5
Net income	19.3	18.3	13.5

At March 31	2004	2003
	$m	$m
Current assets	79.8	88.2
Non-current assets	192.2	207.1
Current liabilities	53.2	46.4
Non-current liabilities	34.3	55.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 13 - Goodwill and other intangibles - net

	Facilities Services	Staffing Services	Telecommunication Services	Total
	$m	$m	$m	$m
At April 1, 2002
Cost	281.5	95.6	0.8	377.9
Accumulated amortization (iii)	(22.3)	(4.6)	—	(26.9)

Net book values at April 1, 2002	259.2	91.0	0.8	351.0

Additions - year ended March 31, 2003 (i)	2.3	3.2	—	5.5
Disposals - year ended March 31, 2003 (ii)	(1.4)	—	—	(1.4)
Currency translation adjustments	5.9	7.6	—	13.5

Net book values at March 31, 2003	266.0	101.8	0.8	368.6

Additions - year ended March 31, 2004 (i)	0.6	0.2	—	0.8
Disposals - year ended March 31, 2004 (ii)	—	—	(0.8)	(0.8)
Currency translation adjustments	9.5	12.7	—	22.2

Net book values at March 31, 2004	276.1	114.7	—	390.8

(i)	During the year ended March 31, 2004, the Company made a small number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $0.8 million, which was financed from cash on hand. There are no future payments contingent on performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill and other intangibles of $0.8 million arising during the year ended March 31, 2004.

During the year ended March 31, 2003, the Company made a certain number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $5.4 million, which was financed from cash on hand, or from the Company’s bank credit facility, with further payments of up to $0.7 million contingent on certain future performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. The allocation resulted in goodwill and other intangibles of $5.5 million arising during the year ended March 31, 2003.

(ii)	During the year ended March 31, 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications (note 7). The net assets disposed of included goodwill and other intangibles of $0.8 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 13 - Goodwill and other intangibles - net - (continued)

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

(iii)	With effect from April 1, 2001, the Company applied the provisions of SFAS 142, which eliminated the requirement to amortize goodwill and initiated an annual review for impairment. Accordingly, there was no goodwill amortization expense for the years ended March 31, 2004, 2003 and 2002.

As required by SFAS 142, the Company undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Company’s annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2004, 2003 and 2002, as a result of which no impairment of goodwill has arisen.

Note 14 - Other long-term assets

At March 31	2004	2003
	$m	$m
Restricted cash deposits (note 10)	32.3	—
Other long-term assets	7.8	9.9

	40.1	9.9

Note 15 - Cash, cash equivalents and due from banks

At March 31	2004	2003
	$m	$m
Cash in hand	4.8	5.3
Balances with the Central Bank of Belize	13.4	18.0
Amounts in the course of collection	4.7	2.8

	22.9	26.1

The Bank is required to maintain an average minimum non-interest bearing deposit balance with the Central Bank of Belize equal to 6 percent of the average deposit liabilities of the Bank. At March 31, 2004, the actual amount was 6.3 percent. In addition, the Bank must maintain an average aggregate of approved liquid assets (which include the average minimum non-interest bearing deposit balance maintained with the Central Bank of Belize) equal to 24 percent of the average deposit liabilities of the Bank. At March 31, 2004, the actual amount was 31.3 percent.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 16 - Loans - net

At March 31	2004	2003
	$m	$m
Loans (net of unearned income):
Commercial, financial and agricultural	149.9	116.5
Real estate - mortgage	111.6	105.1
Real estate - construction	13.0	10.5
Consumer	34.8	37.9

	309.3	270.0

Allowance for loan losses:
Commercial, financial and agricultural	(2.1)	(2.0)
Real estate - mortgage	(1.4)	(0.4)
Real estate - construction	(0.1)	(0.8)
Consumer	(1.2)	(1.5)

	(4.8)	(4.7)

Loans (net of unearned income and allowance for loan losses):
Commercial, financial and agricultural	147.8	114.5
Real estate - mortgage	110.2	104.7
Real estate - construction	12.9	9.7
Consumer	33.6	36.4

Loans (net of unearned income and allowance for loan losses)	304.5	265.3

Unearned income at March 31, 2004 amounted to $3.8 million (2003 - $4.5 million).

The maturity ranges of loans outstanding at March 31, 2004 are shown in the table below. All loans, other than consumer loans, are legally repayable on demand, however they are disclosed below as if they run to their full maturity.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Commercial, financial and agricultural	60.8	36.6	52.5	149.9
Real estate - mortgage	14.0	30.4	67.2	111.6
Real estate - construction	5.0	0.8	7.2	13.0
Consumer	10.1	13.2	11.5	34.8

	89.9	81.0	138.4	309.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 16 - Loans - net - (continued)

Non-accrual loans at March 31, 2004 amounted to $8.5 million (2003 - $7.7 million). The interest income which would have been recorded during the year ended March 31, 2004 had all non-accrual loans been current in accordance with their terms was approximately $1.4 million (2003 - $1.1 million; 2002 - $1.4 million).

The Bank measures its estimates of impaired loans in accordance with Statement of Financial Accounting Standards No. 114 - Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118 - Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Under the Bank’s accounting policy for loan loss provisioning, the Company evaluates the probability of an impairment loss when a loan is classified as non-accrual. An impairment loss is recognized and fully provided for if the recorded amount of the non-accrual loan exceeds the estimated fair value of the underlying collateral less costs to sell. The majority of the Bank’s loan portfolio is fully collateralized. Interest income on impaired loans is recognized only when payments are received and the Company considers that the loan will remain performing.

At March 31, 2004, the amount of impaired loans outstanding in which the Company considers that there was a probability of a loss totalled $6.6 million, with related specific allowances, after taking into consideration related collateral, of $4.8 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of a loss during the year ended March 31, 2004 was $6.9 million. Interest is not recognized on any loan classified as non-accrual.

As a result of the nature of these financial instruments, the estimated fair market value of the loan portfolio is considered by the Company to approximate its carrying value.

Commercial, financial and agricultural loans at March 31, 2004 included loans of $1.4 million (2003 - $0.9 million) to certain officers and employees of the Company at preferential rates of interest varying between 4.0 percent and 8.5 percent per annum, repayable over varying periods not exceeding 25 years.

At March 31, 2004, the Bank held 407,698 ordinary shares of CHL as collateral for certain loans provided.

Changes in the allowance for loan losses were as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
At beginning of year	4.7	4.6	5.1

Provision charged to income	0.7	0.7	0.4
Charge-offs	(0.6)	(0.6)	(0.9)

	0.1	0.1	(0.5)

At end of year	4.8	4.7	4.6

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 17 - Other assets

At March 31	2004	2003
	$m	$m
Cost:
Land and buildings	9.8	7.7
Fixtures, fittings and office equipment	6.7	5.5

Total cost	16.5	13.2
Less: total accumulated depreciation	(5.3)	(4.9)

Property, plant and equipment - net	11.2	8.3
Government of Belize securities	11.6	11.6
Other assets	6.8	9.3

	29.6	29.2

Total capital expenditures for the years ended March 31, 2004, 2003 and 2002 were $3.7 million, $2.4 million and $1.5 million, respectively. Total depreciation expense for the years ended March 31, 2004, 2003 and 2002 was $0.8 million, $0.7 million and $0.6 million, respectively.

Government of Belize securities bear interest at 9.0 percent per annum, are classified as being held-to-maturity, and are carried at cost which, as a result of the short-term maturity (within a twelve month period) of these financial instruments, is approximately equal to their fair market value.

Note 18 - Short-term debt

At March 31	2004	2003
	$m	$m
Bank and acceptance facilities	9.2	19.1
Revolving credit facility	28.6	—
Short-term portion of long-term debt (note 20)	—	44.6

	37.8	63.7

In March 2004, OneSource entered into a new $55 million collateralized, revolving credit facility which can be used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement has a term of three years, expiring on March 17, 2007 and is collateralized by a security interest and lien on principally all of OneSource’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. At March 31, 2004, the weighted average interest amounted to 4.9 percent per annum.

Under the terms of the facility, OneSource is required to maintain certain financial and other covenants, including restrictions on OneSource’s ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2004, $37.7 million was available, of

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 18 - Short-term debt - (continued)

which $28.6 million was drawn together with letters of credit amounting to $6.2 million with expiration dates up to and including March 31, 2005. The letters of credit approximately reflect fair market value as a condition of their underlying purpose. The Company expects the counterparts to fully perform under the terms of the agreement. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource’s lockbox arrangements.

In March 2004, the Company entered into a new $11 million, collateralized, short-term bank overdraft facility available to the Company’s operations in the United Kingdom, which can be used for general working capital purposes and letters of credit/guarantees up to a maximum of $1.8 million. At March 31, 2004, no amounts had been drawn under the facility and $1.6 million had been utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company. Amounts drawn or utilized under the facility bear interest at LIBOR plus a margin.

Note 19 - Other current liabilities

At March 31	2004	2003
	$m	$m
Accruals	17.5	19.0
Income taxes	3.4	6.2
State, local and other taxes	12.3	12.5
Restructuring reserves	—	1.1
Other current liabilities	3.5	1.1

	36.7	39.9

Note 20 - Long-term debt

At March 31	2004	2003
	$m	$m
Revolving credit facility (i)	—	41.3
Term loans (ii)	—	15.1

	—	56.4
Less short-term portion of long-term debt (note 18)	—	(44.6)

	—	11.8

(i)	In March 2000, Carlisle Finance S.A., a wholly owned financing subsidiary of CHL incorporated in Luxembourg, entered into a $250 million bank credit agreement (as amended). The agreement had a term of four years and expired on March 30, 2004 and was guaranteed on an unconditional, unlimited and irrevocable joint and several basis by CHL and certain of CHL’s operating subsidiaries. The facility was also collateralized by a first priority lien on the capital stock of each guarantor, except CHL, and on certain other property and assets, including receivables, of each guarantor. In September 2000, the bank credit agreement

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 20 - Long-term debt - (continued)

was amended and reduced to a total facility of $210 million. In December 2001, the Company’s obligations under the bank credit agreement were transferred to Carlisle Finance (Iceland) ltd., a wholly owned subsidiary of Carlisle Finance, S.A., incorporated in Iceland. In September 2002, the bank agreement was amended to reduce the available facility, over a period of time, to $140 million in September 2002, $135 million in December 2002 and $130 million in June 2003.

The amounts available under this multi-currency, revolving credit facility were able to be borrowed and re-borrowed. The facility was used for (a) general working capital purposes and (b) letters of credit up to a maximum of $60 million (principally in respect of the Company’s self-insurance program), or such greater amount if approved by the lenders.

At March 31, 2003, $41.3 million was drawn under the facility (all denominated in US dollars), together with letters of credit amounting to $60.3 million with expiration dates up to and including March 2004.

Amounts drawn under the terms of the facility bore interest at LIBOR plus a margin.

The bank credit agreement contained certain financial and operating covenants, including restrictions on certain of CHL’s subsidiaries’ ability to incur additional indebtedness, limitations on certain payments, restrictions on acquisitions, and certain other financial covenants applicable to the Company, including a minimum debt to total shareholders’ equity ratio, a minimum level of total shareholders’ equity and a minimum interest coverage ratio. The agreement also contained a change in control clause, including a condition that Lord Ashcroft, KCMG, the controlling shareholder in and Chairman of CHL, should continue to have an interest (directly or indirectly) in at least two-thirds of his March 30, 2000 shareholding in CHL.

The bank credit agreement also permitted up to an additional $30 million to be lent to the Company through non-collateralized, short-term overdraft facilities, the effect of which was to reduce the amount available to the Company under the $135 million available facility. At March 31, 2003, two such overdraft facilities were in place (a) a $5 million credit line to OneSource, of which nil had been drawn; and (b) an $18.1 million credit facility available to the Company’s operations in the United Kingdom, of which $2.7 million had been drawn, and $1.7 million utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business, issued by the bank on behalf of the Company. These drawn amounts were included in short-term debt at March 31, 2003 (note 18). The interest rates on these bank and acceptance facilities are based on LIBOR plus a margin.

In March 2004, in accordance with its terms, all amounts outstanding under the bank credit agreement and the short-term overdraft facilities were repaid in full and the facilities were terminated.

(ii) At March 31, 2003, Belize Telecommunications had two US dollar denominated term bank loans: (a) $4.9 million repayable in monthly installments through April 2007. The loan was collateralized by a letter of commitment and the assignment of certain of Belize Telecommunications’ receivables, and bore interest at LIBOR plus 2.5 percent per annum; and (b) $10.2 million repayable in ten equal semi-annual installments through October 2007. The total amount available to be drawn by Belize Telecommunications under this facility was $11.5 million. The loan was guaranteed by the Bank and bore interest at LIBOR plus 0.5 percent per annum.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 20 - Long-term debt - (continued)

In addition, Belize Telecommunications had a collateralized bank overdraft facility of $6.0 million, of which $5.5 million had been drawn at March 31, 2003 and was included in short-term debt (note 18). The interest rate on this bank and acceptance facility was 13 percent per annum.

Note 21 - Insurance reserves

At March 31	2004	2003
	$m	$m
Current portion	20.3	19.1
Long-term portion	48.7	53.3

	69.0	72.4

The Company is self-insured in the United States for workers’ compensation, general liability and automobile liability coverage. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programs are based upon historical loss experience, and are recorded at the net present value of the estimated obligations. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The discount rate used to estimate the liability at March 31, 2004 was 4.7 percent (2003 - 5.0 percent). The discount amortization charged in the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 was $3.4 million, $3.6 million and $3.6 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services, Inc. In connection with certain self-insurance agreements, at March 31, 2004 the Company had issued guarantor bonds in the amount of $28.3 million (2003 – $28.3 million) (note 25) and letters of credit supporting the estimated liability in the amount of nil (2003 - $53.2 million) (note 20). During the year ended March 31, 2004, the Company substituted and pledged certain cash deposits to support the Company’s self-insurance program replacing letters of credit issued to support the estimated insurance liability. At March 31, 2004, the restricted cash deposits amounted to, in aggregate, $46.6 million (notes 10 and 14).

Note 22 - Other long-term liabilities

At March 31	2004	2003
	$m	$m
Pensions (note 27)	4.0	3.7
Deferred compensation (note 27)	4.2	2.7
Other long-term liabilities	4.8	6.0

	13.0	12.4

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 23 - Deposits

At March 31	2004	2003
	$m	$m
Certificates of deposit	181.4	156.1
Demand deposits	83.2	87.9
Savings deposits	41.7	47.3

	306.3	291.3

The maturity distribution of certificates of deposit of $0.1 million or more was as follows:

At March 31	2004	2003
	$m	$m
3 months or less	53.8	67.8
Over 3 and to 6 months	13.7	12.1
Over 6 and to 12 months	66.3	29.4
Deposits less than $0.1 million	47.6	46.8

	181.4	156.1

Included in certificates of deposit at March 31, 2004 were $88.6 million (2003 - $63.7 million) of certificates of deposit denominated in US dollars. Included in demand deposits at March 31, 2004 were $48.6 million (2003 - $43.8 million) of demand deposits denominated in US dollars.

As a result of the short-term maturity of these financial instruments their carrying value is considered by the Company to approximately equal their fair market value.

Note 24 - Long-term debt

At March 31	2004	2003
	$m	$m
Notes payable	15.0	—

In November 2003, the Bank issued a five-year, non-collateralized, $15.0 million note payable. Interest is payable annually at 9.0 percent per annum and the principal amount is repayable in full on November 18, 2008. The estimated fair market value of long-term debt is considered by the Company to approximate its carrying value.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 - Commitments and contingencies

Service Businesses

(i) The Company leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancellable lease terms in excess of one year at March 31, 2004 are as follows:

$m
2005	11.7
2006	7.6
2007	4.7
2008	2.4
2009	1.1
Thereafter	3.9

31.4

The net operating lease rental charge for the years ended March 31, 2004, 2003 and 2002 included in the consolidated statements of income was $17.8 million, $17.3 million and $16.3 million, respectively.

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

(iii) At March 31, 2004, the Company had issued guarantor surety, performance and other bonds of $61.6 million (2003 - $63.7 million), of which $28.3 million (2003 - $28.3 million) related to the Company’s self-insurance arrangements (note 21).

(iv) At March 31, 2004, the Company was a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Company.

Financial Services

(i) Financial instruments which potentially subject the Bank to concentrations of credit risk principally consist of cash, cash equivalents and due from banks and loans due from customers. The Bank places its cash, cash equivalents and due from banks with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Bank’s loans due from

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 - Commitments and contingencies - (continued)

customers primarily result from its core business and reflects a broad customer base, although there are certain concentrations by economic activity. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Substantially all of the Bank’s loan portfolio is also fully collateralized. As a consequence, concentrations of credit risk are considered to be limited.

(ii) The Bank is a party to financial instruments with off-balance-sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank grants short-term credit facilities to customers for periods of up to twelve months generally to meet customers’ working capital requirements. These facilities are repayable on demand and are subject to review at any time. In practice, such reviews are carried out at periodic intervals agreed with the customer. Outstanding commitments to extend credit at March 31, 2004 amounted to $27.2 million (2003 - $17.2 million).

Since many of the commitments are expected to expire without being drawn upon in full, and because of the fluctuating aspect of the facilities, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by the Bank for the extension of credit is based on the Bank’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms of such guarantees do not normally exceed more than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds similar collateral to that held for the short-term facilities described above and such commitments are generally fully collateralized. Outstanding standby letters of credit and financial guarantees written at March 31, 2004 amounted to $21.4 million (2003 - $15.9 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital

At March 31	2004	2003	2002
	$m	$m	$m
Authorized
Ordinary shares:
100,000,000 shares of no par value	—	—	—

Preference shares:
14,000,000 shares of $1.00 each	14.0	14.0	14.0

Total authorized	14.0	14.0	14.0

Issued and outstanding
Ordinary shares:
61,765,820 shares of no par value	0.6	0.6	0.6

Subsequent to the year end, in April 2004, CHL issued 788,220 ordinary shares in connection with the acquisition of Ohsea Holdings Limited (note 28).

1998 Shareholder Warrants

In October 1998, Portland Holdings Limited (“Portland”), a company incorporated in Belize which is controlled by Lord Ashcroft, entered into a guaranteed subscription agreement with the Company which financed the cash element of the consideration for a number of acquisitions and to provide funding for the future development and expansion of the Company. In consideration for Portland entering into the subscription agreement referred to above, CHL agreed to issue to Portland a series of 1998 shareholder warrants to subscribe for 7,690,228 ordinary shares in CHL at a price of £4.55 per share, exercisable at any time up to October 28, 2003. On October 28, 2003, 7,690,228 warrants lapsed unexercised in accordance with their terms.

1994 Shareholder Warrants

The 1994 shareholder warrants to subscribe for 92,920 ordinary shares in CHL were exercisable at any time up to February 7, 2004 as follows: 23,230 at an exercise price of £8.61, 23,230 at an exercise price of £10.33, 23,230 at an exercise price of £12.06 and 23,230 at an exercise price of £15.50. On February 7, 2004, 92,920 warrants lapsed unexercised in accordance with their terms.

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

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

The movement in treasury shares, at cost, held since April 1, 2001 has been as follows:

	Number	$m
At April 1, 2001	3,012,196	23.7
Purchase (i)	13,236	0.1
Disposal (ii)	(316,300)	(2.5)

At March 31, 2002	2,709,132	21.3
Disposal (iii)	(338,450)	(2.7)

At March 31, 2003	2,370,682	18.6
Purchase (iv)	12,000	0.1
Disposal (v)	(183,249)	(1.4)

At March 31, 2004	2,199,433	17.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

(i) The purchase of treasury shares included 9,000 ordinary shares returned by certain officers of the Company on their resignation.

(ii) The disposal of treasury shares comprised (a) 237,868 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $1.9 million; (b) 75,523 ordinary shares issued on exercise of warrants; and (c) 2,909 ordinary shares issued for other purposes.

(iii) The disposal of treasury shares comprised (a) 295,852 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.9 million; and (b) 42,598 ordinary shares issued for other purposes.

(iv) The purchase of treasury shares comprised 12,000 ordinary shares returned by certain officers of the Company on their resignation.

(v) The disposal of treasury shares comprised 183,249 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.7 million.

The Company has, from time to time, utilized surplus available funds to purchase treasury shares at times when shares have become available at a share price which represented an attractive purchase opportunity. Certain of the treasury shares have been subsequently reissued to finance acquisitions or satisfy the exercise of share options and warrants.

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

	Number of share options	Weighted average exercise price	Weighted average market price	Estimated weighted average fair value at date of grant
Outstanding at April 1, 2001	1,829,432	$10.08

Lapsed - fiscal 2002	624,701	$8.79

Outstanding at March 31, 2002	1,204,731	$10.75

Lapsed - fiscal 2003	724,187	$11.61

Outstanding at March 31, 2003	480,544	$9.47

Granted at more than market price	1,000,000	$3.00	$2.99	$1.94

Lapsed - fiscal 2004	93,125	$11.53

Outstanding at March 31, 2004	1,387,419	$4.67

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

At March 31, 2004	Options outstanding
Range of exercise prices	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$3.00 to $7.39	1,000,000	$3.00	3.5 years
$7.40 to $9.99	254,653	$7.50	1.2 years
$10.00 to $20.34	132,766	$11.86	0.3 years

	1,387,419	$4.67	2.8 years

Options outstanding at March 31, 2004 included 387,419 options currently exercisable at a weighted average exercise price of $8.99.

Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148, allows companies to measure compensation cost in connection with share option plans and schemes using a fair value based method, or to continue to use the intrinsic value based method which generally does not result in a compensation cost. The Company has decided to continue to use the intrinsic value based method and no compensation cost has been recorded. Had the fair value based method been adopted consistent with the provisions of SFAS 123, the Company’s proforma net income and proforma earnings per ordinary share would have been as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Reported net income	45.2	36.2	23.2
Compensation cost (net of tax)	(0.3)	—	—

Net income - proforma	44.9	36.2	23.2

Reported basic earnings per ordinary share	$0.76	$0.61	$0.39

Reported diluted earnings per ordinary share	$0.75	$0.61	$0.39

Basic earnings per ordinary share - proforma	$0.75	$0.61	$0.39

Diluted earnings per ordinary share - proforma	$0.75	$0.61	$0.39

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31	2004
Expected stock price volatility	80 percent
Risk-free interest rate	2.7 percent
Expected dividend yield	nil percent
Expected life of options	4.5 years

The effects of applying SFAS 123 in these proforma disclosures are not indicative of future amounts, although additional awards in future years are anticipated. There were no options granted during the years ended March 31, 2003 and 2002.

Note 27 - Pensions and other plans

OneSource operates a non-contributory, funded, defined benefit pension plan covering substantially all of its non-union employees. Benefits are provided based upon a formula, as defined in the plan documentation, using an employee’s length of service and average compensation. In 1989, OneSource elected to freeze the plan, whereby no additional benefits are earned by plan members. The net pension expense included the following components:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest cost on projected benefit obligations	0.6	0.6	0.6
Expected return on plan assets	(0.4)	(0.5)	(0.6)
Net amortization and deferral	0.4	0.2	0.2

Net pension expense	0.6	0.3	0.2

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The following table sets forth the actuarial present value of projected and accumulated benefit obligations and funded status of the plan.

Year ended March 31	2004	2003
	$m	$m
Changes in benefit obligations:
At beginning of year	8.9	8.5
Interest cost	0.6	0.6
Benefits paid	(0.8)	(0.8)
Actuarial movement	0.9	0.6

At end of year	9.6	8.9

Changes in plan assets:
At beginning of year	5.2	6.1
Actual return on plan assets	0.6	(0.6)
Employer contributions	0.5	0.5
Benefits paid	(0.8)	(0.8)

At end of year	5.5	5.2

Funded status:
Benefit obligations in excess of plan assets	(4.0)	(3.7)
Unrecognized net gain	6.5	6.3
Unrecognized prior service costs	(0.2)	(0.3)

	2.3	2.3

Benefit cover	57%	58%

Amounts recognized in the balance sheet were as follows:
Net pension liability (note 22)	(4.0)	(3.7)
Cumulative other comprehensive income (minimum pension liability)	6.3	6.0

	2.3	2.3

Change in minimum pension liability	0.3	1.5

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of benefit obligations for 2004 were 8.0 percent and 5.8 percent, respectively (2003 - 8.0 percent and 6.5 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation. The expected long-term rate of return on plan assets is derived from a periodic study of historical rates of return on various asset classes included in OneSource’s target pension plan asset allocation. It is OneSource’s policy to adjust, on an annual basis, the weighted average discount rate used to determine the benefit obligations to approximate rates on high quality, long-term bond obligations.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The plan’s asset allocation was as follows:

	2004 percent	2003 percent
At March 31
Equity securities	50	44
Bonds (fixed interest securities)	50	56

	100	100

Employer contributions for the year ending March 31, 2005 are estimated to be approximately $0.2 million.

The following benefit payments, which reflect expected future service, are estimated to be approximately:

$m
2005	0.7
2006	0.6
2007	0.6
2008	0.6
2009	0.7
2010 to 2014	3.0

OneSource also has a defined contribution pension plan which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to 15 percent of their salary, the maximum amount set by the IRC. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2004, 2003 and 2002, OneSource made matching contributions of $0.6 million, $0.6 million and $0.8 million, respectively.

OneSource also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant’s eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by OneSource. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 5 percent of the participant’s eligible compensation. During the years ended March 31, 2004, 2003 and 2002, OneSource made matching contributions of $0.1 million, $0.1 million and $0.2 million, respectively. Included in other long-term liabilities at March 31, 2004 was $4.2 million (2003 - $2.7 million) (note 22) for these accumulated obligations.

OneSource also participates in several multi-employer defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2004, 2003 and 2002, OneSource made contributions of $7.2 million, $7.5 million and $8.1 million, respectively, to these plans.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The Company operates various defined contribution pension plans in the United Kingdom and Belize which cover a number of salaried employees of the facilities services, staffing services, and financial services operations. In general, the plans provide benefits at normal retirement age based on a participant’s individual accumulated fund including any additional voluntary contributions. The Company’s pension contribution expense for the years ended March 31, 2004, 2003 and 2002 amounted to $1.1 million, $1.0 million and $1.0 million, respectively.

Note 28 - Post balance sheet events

Subsequent to the year end, in April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”) for an aggregate consideration of approximately $5.5 million. The consideration was satisfied by the issue of 788,220 ordinary shares of CHL, representing approximately 1.3 percent of the enlarged issued share capital of CHL. Ohsea is a holding company, incorporated in the United Kingdom, whose principal asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets.

At the date of acquisition of Ohsea by CHL, the shareholders of Ohsea included CS Services Limited (a company incorporated in Belize and controlled by Lord Ashcroft), which held 65.9 percent of the issued share capital of Ohsea.

Having consulted with a leading European investment banking firm regarding the fairness and reasonableness of the transaction, the independent non-executive directors of CHL unanimously approved the transaction.

The transaction will be accounted for by CHL using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder, Lord Ashcroft, in both CHL and Ohsea. The acquisition of the non-controlling minority interest in Ohsea will be accounted for by CHL using the purchase method.

Exhibit Index

Exhibit No.	Description
4.7	Schedule of Policies and Payments effective June 30, 2003 to Payment Agreement effective June 30, 2003 between AIG and OneSource Holdings, Inc.

4.15	Amendment No. 7, dated as of December 23, 2003, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent.

4.16	Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent.

4.17	Share Purchase Deed dated December 9, 2003 between Carlisle Holdings Limited and Government of Belize relating to the sale and purchase of 52.46 per cent. of the issued share capital of Belize Telecommunications Limited.

4.18	Agreement dated April 30, 2004 between CS Services Limited and the other Sellers named therein and Carlisle Holdings Limited for the sale and purchase of all of the issued share capital of Ohsea Holdings Limited.

8.	List of subsidiaries.

12.1	Certification by the principal executive officer pursuant to Rule 13(a)-14(a).

12.2	Certification by the principal financial officer pursuant to rule 13(a)-14(a).*

13.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code.

13.2	Certification by the principal financial officer pursuant to Rule 13(a)-14(b) and section 1350 of Chapter 63 of Title 18 of the United State Code.*

14.	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2004.