Form 20-F/A
period 2004-03-31
CARLISLE HOLDINGS LTD
filed 2004-07-02
CIK 882505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

The purpose of this Amendment No. 1 to Form 20F is to update Exhibit 14 - Consent of Independent Registered Public Accounting Firm.

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