Form 20-F/A
period 2004-03-31
CARLISLE HOLDINGS LTD
filed 2005-03-16
CIK 882505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No 2 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2004 filed on July 1, 2004, as previously amended, is being filed solely to include in Item 6 disclosure of the Company’s exemption from certain corporate governance rules of Nasdaq.

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

CHL has no Remuneration Committee; however, the board of directors has delegated certain authority to an Executive Committee. Subject to any specific direction given to it by the board of directors and to certain matters reserved for decision by the board or any other standing committee of the board, the Executive Committee may generally exercise all the powers and discretions which could otherwise be exercised by the board of directors including the making of decisions regarding the remuneration of officers and directors.

In each instance, the Audit Committee and the Executive Committee are restricted in the actions that they may take by Article 94 of CHL’s articles of association which provide, in pertinent part, that the articles of association govern (subject to limited exceptions) the meetings and proceedings of any committee of the board of directors consisting of two or more members

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

	Ordinary Shares		Share Options (Number)
	(Number)	(%)
Lord Ashcroft (i)	44,120,884	70.5	—
Sir Edney Cain	150	—	—
David B. Hammond	27,222	0.1	—
Cheryl C. Jones	1,178	—	1,000,000
Emory R. King	37,923	0.1	—
John M. Searle	306	—	—
Peter M. R. Gaze	89,191	0.1	—
Philip T. Osborne	52,190	0.1	26,700
Richard J. Bradford	—	—	110,000
Philip C. Johnson	88,017	0.1	75,000

Total	44,417,061	71.0	1,211,700

(i)	Lord Ashcroft also has an interest in 1,541,041 CHL ordinary shares owned by Strand Associates Limited, a company incorporated in Guernsey, Channel Islands in which he has an interest.
(ii)	The 1,211,700 share options set out above have an exercise price in the range of $3.00 to $7.50, and include 211,700 options which are currently exercisable at a weighted average exercise price of $7.50 each.

F. Exemption from Certain Nasdaq Corporate Governance Rules

The Company, as a foreign issuer, has been granted exemptions by Nasdaq from certain of the corporate governance requirements contained in Nasdaq’s Rules. The provisions from which the Company is exempt are those relating to the requirements for an annual shareholder meeting in Nasdaq Rule 4350(e), for voting rights in Nasdaq Rule 4351, for quorum standards at shareholder meetings in Nasdaq Rule 4350(f) and for proxy solicitations in Nasdaq Rule 4350(g). As a result of these exemptions, and as permitted by Belize law, the Company does not hold annual meetings of shareholders nor solicit proxies for such meetings, and when shareholder approval of any action or transaction is required it may be sought and obtained by the written consent of the Company’s majority shareholder, Lord Ashcroft, without the holding of a shareholder meeting or the solicitation of proxies.

Item 19. EXHIBITS

1.1	Memorandum of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

1.2	Articles of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

2.1	Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

2.2	Certificate of Adjusted Purchase Price or Number of Shares dated July 1, 1999 reflecting the effect of the two-for-one stock dividend of May 27, 1999 on the Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.1	Employment Agreement dated July 2, 1997 between BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft, as amended by both an agreement by exchange of letters dated May 14, 1999 among Carlisle Holdings Limited (now Blackwood Limited), BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft and a subsequent agreement by exchange of letters dated October 17, 2000 between Carlisle Holdings Limited and M.A. Ashcroft. Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.2	Payment Agreement effective June 30, 2000, between National Union Fire Insurance. Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.3	Agreement and Parental Guarantee made as of June 30, 2001 by and between Carlisle Holdings Limited and AIG. Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.4	Schedule of Policies and Payments effective June 30, 2000 to Payment Agreement effective June 30, 2000 between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.5	Schedule of Policies and Payments effective June 30, 2001 to Payment Agreement effective June 30, 2001 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.6	Schedule of Policies and Payments effective June 30, 2002 to Payment Agreement effective June 30, 2002 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.7	Schedule of Policies and Payments effective June 30, 2003 to Payment Agreement effective June 30, 2003 between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

4.8	Credit Agreement dated March 30, 2000 among Carlisle Finance, S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.9	Amendment No. 1, dated as of September 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.10	Amendment No. 2, dated as of November 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.11	Amendment No. 3, dated as of December 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.12	Amendment No. 4, dated as of March 31, 2001, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.13	Amendment No. 5, dated as of February 14, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.14	Amendment No. 6, dated as of June 29, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.15	Amendment No. 7, dated as of December 23, 2003, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

4.16	Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent. Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

4.17	Share Purchase Deed dated December 9, 2003 between Carlisle Holdings Limited and Government of Belize relating to the sale and purchase of 52.46 per cent. of the issued share capital of Belize Telecommunications Limited. Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

4.18	Agreement dated April 30, 2004 between CS Services Limited and the other Sellers named therein and Carlisle Holdings Limited for the sale and purchase of all of the issued share capital of Ohsea Holdings Limited. Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

8.	List of subsidiaries. Incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

12.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(a). Incorporated by reference to Exhibit 12.1 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

12.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(a). Incorporated by reference to Exhibit 12.2 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

12.3	Certifications to this Amendment No. 2 by the principal executive officer.*

12.4	Certifications to this Amendment No 2 by the principal financial officer.*

13.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code. Incorporated by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

13.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code.. Incorporated by reference to Exhibit 13.2 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

14.	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2004. Incorporated by reference to Exhibit 14 to the Company’s Amendment No. 1 to its Annual Report on Form 20-F filed July 2, 2004.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report for its fiscal year ended March 31, 2004 on its behalf.

CARLISLE HOLDINGS LIMITED
(Registrant)

By	/s/ Peter MR Gaze
Peter M.R. Gaze, Chief Financial Officer

Dated: March 15, 2005

EXHIBIT INDEX

12.3	Certifications to this Amendment No. 2 by the principal executive officer.

12.4	Certifications to this Amendment No 2 by the principal financial officer.