Form 20-F
period 2005-03-31
CARLISLE HOLDINGS LTD
filed 2005-07-08
CIK 882505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0 - 19775

CARLISLE HOLDINGS LIMITED

(Exact name of Registrant as Specified in its Charter)

BELIZE

(Jurisdiction of Incorporation or Organization)

PO Box 1764

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

Ordinary Shares of no par value – 62,554,040*

*	Includes 2,451,576 Shares held by subsidiaries of Carlisle Holdings Limited.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ITEM 17  ☐    ITEM 18  ☒

CARLISLE HOLDINGS LIMITED

Description			Page
PART I

Item	1.	Directors, Senior Management and Advisers	1
Item	2.	Offer Statistics and Expected Timetable	1
Item	3.	Key Information	2
Item	4.	Information on the Company	7
Item	5.	Operating and Financial Review and Prospects	17
Item	6.	Directors, Senior Management and Employees	46
Item	7.	Major Shareholders and Related Party Transactions	50
Item	8.	Financial Information	50
Item	9.	The Offer and Listing	51
Item	10.	Additional Information	52
Item	11.	Quantitative and Qualitative Disclosures about Market Risk	61
Item	12.	Description of Securities other than Equity Securities	61

PART II

Item	13.	Defaults, Dividend Arrearages and Delinquencies	62
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	62
Item	15.	Controls and Procedures	62
Item	16A.	Audit Committee Financial Expert	62
Item	16B.	Code of Ethics	62
Item	16C.	Principal Accountant Fees and Services	63
Item	16D.	Exemptions from the Listing Standards for Audit Committees	63
Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser	63

PART III

Item	17.	Financial Statements*	63
Item	18.	Financial Statements	63
Item	19.	Exhibits	64
Signature			67

*	Registrant has responded to Item 18 in lieu of this Item.

Carlisle Holdings Limited Annual Report on Form 20-F for fiscal year ended March 31, 2005

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

Certain statements in this Annual Report constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among others, overall economic and business conditions, the demand for the Company’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect the Company’s businesses and performance are set forth in submissions by CHL with the United States Securities and Exchange Commission.

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

Consolidated income statement and other data

Year ended March 31	2005 $m	2004(i) $m	2003 $m	2002 $m	2001 $m
Service Businesses:
Net sales	1,380.0	1,225.6	1,139.5	1,191.0	1,227.3
Operating income (loss) (ii)(iii)	8.7	9.9	12.1	1.7	(0.3)
Financial Services:
Net interest income	32.8	31.9	29.8	27.1	20.4
Operating income (iv)	30.9	29.9	29.0	26.4	18.8
Corporate expenses (v)	(6.0)	(4.7)	(6.5)	(7.3)	(12.4)
Total operating income (ii)(iii)(iv)(v)	33.6	35.1	34.6	20.8	6.1
Associates (vi)	5.3	4.2	4.9	3.1	7.3
Income from continuing operations (ii)(iii)(iv)(v)(vi)	34.0	34.6	31.3	14.1	2.4
Income from discontinued operations (vi)	—	9.7	4.9	9.1	1.1
Net income (ii)(iii)(iv)(v)(vi)	34.0	44.3	36.2	23.2	3.5

	$	$	$	$	$
Basic earnings per ordinary share:
Continuing operations	0.56	0.58	0.53	0.24	0.04
Discontinued operations	—	0.16	0.08	0.15	0.02

Net income	0.56	0.74	0.61	0.39	0.06

Diluted earnings per ordinary share:
Continuing operations	0.56	0.57	0.53	0.24	0.04
Discontinued operations	—	0.16	0.08	0.15	0.02

Net income	0.56	0.73	0.61	0.39	0.06

Shares used to compute basic earnings per share	60,254,170	59,896,207	59,225,816	58,907,622	59,185,077
Shares used to compute diluted earnings per share	60,800,312	60,323,710	59,225,816	58,907,622	59,316,660
Shares outstanding, net of treasury shares	60,102,464	60,085,913	59,395,138	59,056,688	58,753,624

Dividend paid per ordinary share	$0.15	$—	$—	$—	$—

Consolidated balance sheet data

At March 31	2005 $m	2004(i) $m	2003 $m	2002 $m	2001 $m
Total assets	1,199.3	1,135.1	1,083.3	1,015.0	988.9
Long-term debt	15.0	15.0	11.8	70.8	79.5
Total shareholders’ equity	575.4	545.2	472.3	421.3	397.6

(i)	In April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”). Ohsea is a holding company, incorporated in the United Kingdom, whose principal asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services.

The acquisition of Ohsea has been accounted for by CHL using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder, Lord Ashcroft, KCMG, in both CHL and Ohsea. Lord Ashcroft is the Chairman of CHL. This method of pooling of interests assumes that the combining companies have been merged since their inception (being the time from which Lord Ashcroft held a controlling interest in each entity) and requires that the historical consolidated financial statements of the Company are pooled with those of Ohsea and restated, with a minority interest eliminated for all periods where a non-controlling minority interest existed in the share capital of Ohsea. The non-controlling minority interest in Ohsea was acquired by CHL in April 2004 and was accounted for by CHL using the purchase method. Ohsea acquired Professional Staff in July 2003 and accounted for the acquisition using the purchase method.

(ii)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2005 (2004 – nil; 2003- $1.2 million; 2002 - $5.7 million; 2001 - $3.2 million).

(iii)	With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminated the requirement to amortize goodwill and initiated an annual review for impairment. Accordingly, goodwill amortization for the year ended March 31, 2005 was nil (2004 – nil; 2003 - nil; 2002 - nil; 2001 - $8.8 million), all arising in the Services Businesses.

(iv)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2005 (2004 – nil; 2003- $1.5 million credit; 2002 - $1.7 million credit; 2001 - nil).

(v)	Includes restructuring and other non-recurring items of nil in the year ended March 31, 2005 (2004 – nil; 2003- nil; 2002 - $0.1 million; 2001 - $6.0 million).

(vi)	In January 2001, CHL acquired a 23.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”). At that time, the Company held a 27.6 percent equity investment in Belize Telecommunications. Accordingly, the Company consolidated Belize Telecommunications as a subsidiary, with a 48.9 percent minority interest. In February 2004, CHL disposed of its entire 52.5 percent interest (increased in November 2001 and November 2003 by 0.6% and 0.8%, respectively, from the 51.1 percent ownership as of January 2001) in Belize Telecommunications. As a result of this disposal, the Company’s share of Belize Telecommunications’ net income up to the date of disposal has been included in income from discontinued operations for all reporting periods. The net gain on disposal of Belize Telecommunications amounted to $4.7 million and has been included in income from discontinued operations for the year ended March 31, 2004.

(vii)	In August 2004, CHL announced a dividend which was satisfied by the transfer of its entire shareholding in its wholly owned subsidiary, Seashell Group Limited, a company incorporated in Belize (“Seashell”), to CHL’s non-United States shareholders. Seashell at that time had a net asset value of approximately £5 million, principally comprising cash and cash equivalents. The dividend amounted to 16.55 ordinary shares in Seashell for each 100 CHL ordinary shares held. CHL’s United States shareholders received cash of $15.22 for each 100 CHL ordinary shares held, being the US dollar equivalent of the £8.28 UK sterling value of the shares in Seashell to which they would otherwise have been entitled. At the time, Seashell’s shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange in the United Kingdom, and Seashell’s primary stated objective was to invest in either a publicly traded or private company which it can, by influencing the management and strategic direction of that company, create value for Seashell shareholders. The total value of the CHL dividend amounted to $9.3 million.

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

Currency fluctuations

CHL’s United States operations have no material exposure to currency fluctuations. The Company is susceptible to currency fluctuations between US dollars, the Company’s reporting and functional currency, and UK pounds sterling, the functional currency of CHL’s United Kingdom businesses.

CHL’s strategy is to give preference to transactions involving companies with recurring convertible currency revenues or export markets to minimize the risk of restrictions on repatriation or the adverse effects of currency devaluations. CHL’s Belize operations are conducted in Belize currency which has been fixed by the Government of Belize at two Belize dollars to every one US dollar since 1976. There can be no assurance that the Government of Belize will maintain this rate and will not change its policy to allow the exchange rate to fluctuate in the future. A devaluation of the Belizean dollar could have a material adverse effect on the Company’s earnings and CHL’s ability to pay dividends.

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

Performance of businesses and investments

Facilities and Staffing Services:

CHL is planning to develop and expand the Facilities Services and Staffing Services divisions by a combination of organic growth and, in the medium term, selective acquisitions of businesses in existing or related activities. Neither Division is dependent on any material individual customer, unusually competitive conditions, or other factors, other than normal market and general economic conditions. As a result of the current economic environments in both the United States and the United Kingdom, growth in organic sales revenues and margins in certain areas of its operations have proved difficult to achieve. This environment may continue, dependent upon general economic and market conditions. Whilst the Company is actively managing this overall situation, principally through pricing and cost control measures, it is currently unclear as to what effect these overall market and economic conditions may have on the Company’s future operating and financial performance.

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

Regional investment:

The businesses of Grupo Agroindustrial CB, S.A. and related companies (together known as “NUMAR”) are subject to economic factors and conditions which CHL, due to the non-controlling nature of the Company’s equity investment, is not in a position to address directly other than through CHL’s active board participation. Furthermore, the performance of NUMAR is affected by world demand and supply conditions for edible oils, weather and crop factors and general economic and market conditions in Costa Rica and other countries in which NUMAR operates.

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

Controlling shareholder

CHL’s major shareholder is Lord Ashcroft, KCMG, Chairman of CHL, who as of May 31, 2005 beneficially owned and controlled 44,120,884 ordinary shares of CHL (70.5 percent of the issued and outstanding ordinary shares of CHL). CHL’s constitutional documents do not provide for cumulative voting in the election of directors. Consequently, as a result of his beneficial ownership, Lord Ashcroft controls CHL and retains the power to elect all of its directors and to determine the outcome of any action requiring shareholder approval.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CHL was incorporated in Belize in January 1987 as a general business corporation, and reincorporated in May 1990 as an international business company under the IBC Act. The liability of the members of CHL is limited.

CHL is currently engaged in three service businesses - Facilities Services principally operating in the United States and the United Kingdom; Staffing Services operating in the United Kingdom, the Republic of Ireland and the United States; and Financial Services principally operating in Belize.

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

In April 2004, CHL acquired the entire issued share capital of Ohsea – see Item 7.B - Related Party Transactions.

The registered office of CHL is located at PO Box 1764, 60 Market Square, Belize City, Belize, Central America, telephone +501-227-7178, facsimile +501-227-4443. The Company’s principal subsidiary in the United States is OneSource Holdings, Inc. which maintains offices at 1600 Parkwood Circle, Suite 400, Atlanta, Georgia, 30339, telephone 770-308-5566.

B. Business Overview

Business strategy

CHL’s main priority remains that of building shareholder value.

CHL remains committed to a strategy of development and growth both organically and, in the medium term, through selective acquisitions in both the Facilities Services and the Staffing Services divisions. CHL considers that the markets in which the Facilities Services and Staffing Services divisions of CHL operate are large and highly fragmented and that considerable opportunities exist for consolidation within these markets and within these service sectors generally, both in the United States and Europe.

CHL considers that there are opportunities to use the critical mass of both the Facilities Services and the Staffing Services divisions to develop and grow through organic growth and, in the medium term, through selective acquisitions. CHL’s strategy for these businesses is to group services, where appropriate, to meet customers’ different demands and to provide flexible, broadly based service packages to its customers. CHL believes that this business development strategy will enhance the recurring revenue base of both divisions.

CHL considers that there are a number of ways to deliver strong performance, including improving customer retention; ensuring that existing services meet the highest standards; marketing higher margin services across the large, established customer base; adding selective acquisitions in the medium term to leverage the customer base; of each division; and leveraging technology to improve efficiency.

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

CHL’s strategy with regard to its equity investment in NUMAR is to maximize shareholder value either by continuing to hold the investment for the medium to long-term or by taking advantage of any divestment opportunities that may arise and which would allow CHL to redeploy the disposal proceeds and achieve a higher return on the shareholders’ funds employed. CHL will continue to monitor this investment in order to achieve capital appreciation, cash flow and an advantageous exit route - which may include a private sale or a public offering.

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

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to businesses principally in the retail, transport and public sectors. within the United Kingdom.

OneSource has approximately 30,700 employees providing janitorial, landscaping, general repair and maintenance, and other specialized services for more than 10,200 commercial, institutional and industrial clients. Carlisle Facilities employs approximately 3,630 people who provide contract cleaning and support services and more than 1,050 officers as a leading provider of manned guards for retail and anti-terrorist security, at 860 sites throughout the United Kingdom.

At March 31, 2005, the Facilities Services division has approximately $940 million in annual revenues, of which approximately 90 percent are generated from commercial cleaning services, such as janitorial services, interior construction clean-up, restroom cleaning, recycling, trash removal, window cleaning, blind and drapery maintenance, carpet and floor care, and hygiene and kitchen deep cleans.

In certain areas, the Company also offers its customers other services such as landscape management, metal and marble restoration, maintenance, pest control, engineering, aviation, speciality cleaning and manned guarding.

The Company provides cleaning services to substantially all types of commercial buildings including office buildings, large retail establishments, industrial plants, institutional buildings, government buildings, large residential buildings, hotels, educational institutions, airports, banks, theaters, warehouses, health institutions, railway stations, trains, buses, public buildings and facilities and shopping malls.

The Facilities Services division is not dependent on any material individual customer, group of customers, industry or geographical sector, unusually competitive conditions, or other factors, other than normal market and general economic conditions.

The majority of customer contracts are obtained by competitive bidding. Contracts are typically written for an initial period of between one to three years and many have automatic renewal clauses. However, contracts are usually subject to termination by either party on the giving of 30 days’ notice. Most contracts are obtained through direct negotiations with the customer; however there is an increasing trend for major contracts to be put out for tender. CHL believes that this trend provides it with increasing opportunities for additional business because leading vendors are customarily invited to bid for major contracts. The cleaning and building facility services business is very price competitive and operating margins are typically lower than the division’s other business services.

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

In overall terms, over 90 percent of the market derives from temporary and contract staff recruitment services, with the balance being permanent placement services. The United Kingdom market is highly fragmented with over 10,500 companies operating in the UK sector in 2004.

Business description - Staffing Services

The Staffing Services division operates principally in the United Kingdom, the Republic of Ireland and the United States and provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

The division operates as Carlisle Staffing Services with a brand and presence in the market for Professional Services, Office and Industrial Services, Public Services, Human Resources Services and the Scientific and Telecoms/Technology markets.

In April 2004, CHL acquired Ohsea, giving the Company a presence in the scientific and telcoms/technology markets.

The Staffing Services division is not dependent on any material individual client, group of clients, industry or geographical sector, unusually competitive conditions, or other factors, other than normal market and general economic and legislative conditions.

At March 31, 2005, the Staffing Services division had approximately $430 million in annual revenues. Temporary and contract staffing services account for over 90 percent of the division’s revenues, with permanent placement staffing services accounting for the balance. The temporary and contract staffing revenues generated from the placement of temporary and contract staff is a source of business which CHL considers to be less susceptible to the effects of recession with long-term managed resourcing contracts also offering greater future revenue visibility. The remaining revenues, which are derived from permanent placements, can be more susceptible to the effects of recession.

The Staffing Services division serves more than 5,000 clients and is responsible for the placement of more than 9,000 contracted temporary personnel per week. The division operates from more than 80 locations and trades under a number of recognized brand names in each of its defined markets.

The Staffing Services division’s principal strengths are recognized and respected brand names, a reputation for quality of service, an experienced management team, experienced operational staff, a presence across several service sectors, a wide range of clients, a good geographical spread of offices, and a tight focus on productivity and cost controls.

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

Commercial lending

The Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses with annual sales of less than $2.5 million and to certain larger Belizean businesses. Most commercial loans are variable rate loans based on the Bank’s prime rate and typically have maturities ranging from one to ten years. As these loans are generally repayable on demand, the Bank is generally protected against liquidity constraints. In addition, as the loans are granted on a variable rate basis, the Bank is protected against interest rate risk. The 20 largest commercial borrowers represented approximately 41 percent of the Bank’s total loan portfolio at March 31, 2005.

Under Belizean law, there are no restrictions on the extent to which the Bank may extend credit to companies or businesses engaged in any particular sector of the economy, though approval of the Central Bank is required for any lending to one customer which exceeds 25 percent of the Bank’s equity.

Consumer lending

The Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. The Bank offers collateralized and non-collateralized personal financing, mostly for consumer items. The Bank makes its credit decisions based upon both the credit history of the individual borrower and the existence of supporting collateral. Approximately 48 percent in value of consumer loans are covered by collateral.

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

Most deposits are denominated in Belizean dollars, but the Bank also offers foreign currency deposit accounts (mainly US dollars). Rates on foreign currency demand and term deposits are based on international market rates. There is no deposit insurance system in effect in Belize.

The Bank funds itself primarily through deposits. Savings accounts and term deposits represent approximately 66 percent of the Bank’s total liabilities. The Bank has Belize’s largest deposit base with approximately 58,900 savings and demand accounts. At March 31, 2005, the Bank held an approximate 43 percent share of the Belizean banking system’s total deposits, an approximate 37 percent share of total Belizean dollar deposits and an approximate 83 percent share of foreign currency deposits according to the Central Bank. In each of these deposit markets, the Bank is believed to hold the leading market share of all financial institutions operating in Belize.

Other activities

The Bank also derives income from foreign exchange transactions related to trade, and from various customer service and letter of credit fees, credit card fees, safe deposit boxes, point of sale machines, ATM and other fee-based services.

International operations

In May 1999, through a subsidiary of the Bank, the Company opened a banking operation in the Turks and Caicos Islands. Except for this investment, the Bank does not operate any branches abroad or hold any investments in offshore banking affiliates. The Bank engages in international transactions by providing international drafts and money orders, telegraphic fund transfers, American Express traveler’s checks, documentary collections and letters of credit. The Bank facilitates international transactions through its correspondent banking relationships with certain major US and Canadian banks.

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

Non-accrual loan portfolio

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but uncertain as to the ability of the borrower to fully comply with the loan terms. At March 31, 2005, the Bank’s non-accrual loans as a percentage of total loans represented 4.1 percent.

Allowance for loan losses

The Bank’s management calculates its loan loss provision for a given period based on a loan-by-loan review giving consideration to, among other factors, actual loan loss experience, the present and prospective condition of the relevant borrower and its related industry, general economic conditions prevailing at the time and estimated recovery from any assets held as collateral or recovery from litigation. At March 31, 2005, the allowance for loan losses as a percentage of total loans was 1.5 percent, and as a percentage of non-accrual loans was 36.9 percent.

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

Investment in NUMAR

The Company has a 23.4 percent equity interest in NUMAR. NUMAR owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where they are market leaders in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. NUMAR’s plantations now encompass more than 62,000 acres of African palm plantations principally in Southeast Costa Rica.

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

Financial Services

The Bank competes domestically with The Bank of Nova Scotia, Atlantic Bank Limited, First Caribbean International Bank (Barbados) Ltd. and Alliance Bank of Belize Limited. The rates paid by banks on deposits, the rates charged by banks on loans, the products sold, the services provided and the bank’s reputation each affect the competitive position of a bank. Although the Bank benefits by operating from a wider network of branches within Belize than any of its competitors, The Bank of Nova Scotia and First Caribbean International Bank (Barbados) Ltd. are members of major international banking networks which are of a greater size and net worth than CHL and which provide international support for their Belizean operations.

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

Capital requirements and reserves

The BFIA requires commercial banks, such as the Bank, to maintain shareholder’s equity at a minimum of 9 percent of the Bank’s total risk weighted assets. The BFIA also requires commercial banks to maintain an amount equivalent to 20 percent of average deposit liabilities in the form of approved liquid assets, principally Government of Belize securities, balances with the Central Bank and deposits with other banks. An amount equivalent to 7 percent of average deposit liabilities must also be maintained as a non-interest-bearing deposit with the Central Bank.

The following table sets forth the key ratio requirements of the BFIA and the actual ratios of the Bank at March 31, 2005 and at June 30, 2005:

	Minimum required	Actual ratio March 31, 2005	Actual ratio June 30, 2005
Shareholder’s equity: Total risk weighted assets	9.0%	23.9%	25.4%
Average liquid assets: Average deposits	20.0%	30.5%	26.8%
Central Bank balance: Average deposits	7.0%	7.2%	8.1%

On May 1, 2005, the average liquid assets and Central Bank balance requirements were increased by the BFIA from 20.0% and 7.0%, respectively, at March 31, 2005, to 21.0% and 8.0%, respectively.

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

D. Property, Plant and Equipment

Belize

The Bank’s branch network consists of 12 branches, of which nine are located in properties owned by the Bank and three in properties leased by the Bank. The Bank also owns four other properties in Belize used as offices and managers’ residences.

United States and United Kingdom

In the United States, the Company owns two properties and rents or leases approximately 95 properties that are utilized in the management and administrative functions of the operations. In the United Kingdom, the Company rents or leases approximately 88 properties that are utilized in the management and administrative functions of the operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

In April 2004, CHL acquired the entire issued share capital of Ohsea. Ohsea is a holding company, incorporated in the United Kingdom, whose principle asset is its wholly owned investment in Professional Staff, a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services.

The acquisition of Ohsea has been accounted for by CHL using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder, Lord Ashcroft, KCMG, in both CHL and

Ohsea. This method of pooling of interests assumes that the combining companies have been merged since their inception (being the time from which Lord Ashcroft held a controlling interest in each entity) and requires that the historical consolidated financial statements of the Company are pooled with those of Ohsea and restated, with a minority interest eliminated for all periods where a non-controlling minority interest existed in the share capital of Ohsea. The non-controlling minority interest in Ohsea was acquired by CHL in April 2004 and was accounted for by CHL using the purchase method. Ohsea acquired Professional Staff in July 2003 and accounted for the acquisition using the purchase method. Further details are set out in notes 1, 3, 14, and 26 to the consolidated financial statements.

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications and this business has been classified as a discontinued operation for all reporting periods. Further details are set out in note 8 to the consolidated financial statements.

During the year, the Company was engaged in three service businesses: Facilities Services principally operating in the United States and the United Kingdom; Staffing Services principally operating in the United Kingdom, United States and the Republic of Ireland; and Financial Services principally operating in Belize.

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

Staffing Services:

The Staffing Services division, principally through Carlisle Staffing plc, a company incorporated in the United Kingdom, and Professional Staff, operates in the United Kingdom, the Republic of Ireland and the United States under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

Financial Services:

Financial Services are provided principally through the Bank, a full service commercial and retail banking operation in Belize.

Associates:

CHL’s equity investment comprises 23.4 percent of NUMAR, which has interests in agro-processing and distribution operations principally in Costa Rica.

Discontinued operations:

Until February 2004, Telecommunication Services were provided principally through Belize Telecommunications, which is a licensed provider of local, national and long distance telecommunication services in Belize. In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications.

The information presented below should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto.

Operating Results

Year ended March 31	2005 $m	2004(i) $m	2003 $m
Service Businesses
Net sales	1,380.0	1,225.6	1,139.5
Cost of sales	(1,181.5)	(1,052.3)	(976.6)
Selling, general and administrative expenses	(189.8)	(163.4)	(149.6)
Restructuring and other non-recurring items	—	—	(1.2)

Operating income - Service Businesses	8.7	9.9	12.1

Financial Services
Interest income	48.0	43.9	39.0
Interest expense	(15.2)	(12.0)	(9.2)

Net interest income	32.8	31.9	29.8
Provision for loan losses	(1.1)	(0.7)	(0.7)
Net non-interest expense	(0.8)	(1.3)	(1.6)
Restructuring and other non-recurring items	—	—	1.5

Operating income - Financial Services	30.9	29.9	29.0

Corporate expenses	(6.0)	(4.7)	(6.5)

Total operating income	33.6	35.1	34.6
Associates	5.3	4.2	4.9
Interest income	1.5	1.0	0.2
Interest expense	(3.4)	(4.0)	(5.8)

Income before income taxes	37.0	36.3	33.9
Income taxes	(1.0)	(0.9)	(1.6)

Income after income taxes	36.0	35.4	32.3
Minority interests	(2.0)	(0.8)	(1.0)

Income from continuing operations	34.0	34.6	31.3
Income from discontinued operations	—	9.7	4.9

Net income	34.0	44.3	36.2

(i)	Restated for as-if pooling of interests with Ohsea.

Facilities Services operations

Year ended March 31	2005 $m	2004 $m	2003 $m
Net sales	943.5	904.4	917.2
Cost of sales	(837.1)	(806.2)	(812.6)
Gross profit	106.4	98.2	104.6
Selling, general and administrative expenses	(99.7)	(91.2)	(101.1)

	6.7	7.0	3.5
Restructuring and other non-recurring items	—	—	(0.9)

Operating income	6.7	7.0	2.6

Gross margin percentage	11.3%	10.9%	11.4%
Operating margin percentage	0.7%	0.8%	0.3%

Sales in fiscal 2005 compared with fiscal 2004 increased by $39.1 million (4.3 percent), principally due to the positive net effect of new contracts won and lost in a price competitive market.

Sales in fiscal 2004 compared with fiscal 2003 decreased by $12.8 million (1.4 percent), principally due to the closure or winding down in early 2003 of certain under-performing, non-core businesses in the United States and the net effect of new contracts won and lost in a price competitive market.

Gross margin percentage (comprising gross profit as a percentage of net sales) increased to 11.3 percent in fiscal 2005 compared to 10.9 percent in fiscal 2004, due principally to more efficient management of labor related costs and other direct costs of sale.

Gross margin percentage declined to 10.9 percent in fiscal 2004 compared to 11.4 percent in fiscal 2003, due principally to increased labor and related costs and competitive downward pressure on sales revenues.

Selling, general and administrative expenses increased in fiscal 2005 compared with fiscal 2004, principally due to investment in support of the achieved growth in revenues and an increase in personnel costs and timing of settlement of certain liabilities.

Selling, general and administrative expenses declined in fiscal 2004 compared with fiscal 2003, principally due to further efficiencies achieved at both corporate and field level following the implementation of back office system improvements in fiscal 2003.

Details of restructuring and other non-recurring items are more fully described in note 5 to the consolidated financial statements.

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

Staffing Services operations

Year ended March 31	2005 $m	2004 $m	2003 $m
Net sales	436.5	321.2	222.3
Cost of sales	(344.4)	(246.1)	(164.0)

Gross profit	92.1	75.1	58.3
Selling, general and administrative expenses	(90.1)	(72.2)	(48.5)

	2.0	2.9	9.8
Restructuring and other non-recurring items	—	—	(0.3)

Operating income	2.0	2.9	9.5

Gross margin percentage	21.1%	23.4%	26.2%
Operating margin percentage	0.5%	0.9%	4.3%

Sales in fiscal 2005 compared with fiscal 2004 increased by $115.3 million. Net sales included the sales of Ohsea for the nine months ended March 31, 2004 and for the twelve months ended March 31, 2005. The improved sales performance in fiscal 2005 also reflected an increase in revenues resulting from organic growth and a favorable effect of the average exchange rate compared to fiscal 2004

Sales in fiscal 2004 compared with fiscal 2003 increased by $98.9 million. This was principally due to the acquisition by Ohsea of Professional Staff in July 2003 which accounted for $99.2 million of the increase. The underlying business performance remained flat which reflected a net decline in revenues, principally due to general market and economic conditions, offset by a favorable average exchange rate compared with fiscal 2003.

Gross margin percentage declined to 21.1 percent in fiscal 2005 compared to 23.4 percent in fiscal 2004, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Gross margin percentage declined to 23.4 percent in fiscal 2004 compared to 26.2 percent in fiscal 2003, principally due to the effect of competition affecting personnel costs and fee income together with a decline in permanent placements as a result of economic conditions.

Selling, general and administrative expenses increased in fiscal 2005 compared with fiscal 2004 principally due to costs incurred in developing new business and achieving growth in sales, the inclusion of Ohsea for a twelve month period in fiscal 2005 compared with a nine month period in fiscal 2004, together with certain costs of integration.

Selling, general and administrative expenses increased in fiscal 2004 compared with fiscal 2003 principally due to the effects of the acquisition of Ohsea in July 2003 together with costs incurred in developing new business. Disciplined cost control measures, a focus on improving productivity ratios remain a high priority.

With a few niche exceptions, demand for both temporary labor and contract workers and permanent placements has been depressed, making growth in organic sales revenues and margins a challenge. Dependent upon general economic and market conditions this trend may continue. Disciplined cost control measures and a focus on improving productivity ratios remain a high priority.

Financial Services operations

Year ended March 31	2005 $m	2004 $m	2003 $m
Net income	48.0	43.9	39.0
Interest expense	(15.2)	(12.0)	(9.2)

Net interest income	32.8	31.9	29.8
Provision for loan losses	(1.1)	(0.7)	(0.7)

Net interest income after provision for loan losses	31.7	31.2	29.1
Non-interest income	10.0	8.8	7.5
Non-interest expense	(10.8)	(10.1)	(9.1)

	30.9	29.9	27.5
Restructuring and other non-recurring items	—	—	1.5

Operating income	30.9	29.9	29.0

The components of the Bank’s interest income are as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Interest and fees on loans	45.9	42.5	37.5
Interest on deposits with banks (i)	0.6	0.3	0.4
Interest on Government of Belize and other securities (ii)	1.5	1.1	1.1

	48.0	43.9	39.0

(i)	Primarily consists of deposits with correspondent banks located in the United States.
(ii)	Primarily consists of Government of Belize securities held by the Bank.

The increases in interest income in fiscal 2005 and fiscal 2004 were primarily the result of increases in the average volume of the Bank’s portfolio of loans. The average volume of the Bank’s loan portfolio for fiscal 2005 was $343.2 million, a 15.4 percent increase over the fiscal 2004 average balance of $297.4 million, which in turn represented a 15.9 percent increase over the fiscal 2003 average balance of $256.5 million.

Interest income on deposits with banks increased in fiscal 2005 by $0.3 million compared to fiscal 2004 reflecting an increase in the average yield on deposits held with correspondent banks from 0.9 percent in fiscal 2004 to 1.4 percent in fiscal 2005.

Interest income on deposits with banks declined in fiscal 2004 by $0.1 million compared to fiscal 2003 reflecting a decrease in the average yield on deposits held with correspondent banks from 1.0 percent in fiscal 2003 to 0.9 percent in fiscal 2004.

As a matter of policy, the Bank seeks to maximize returns on funds not otherwise disbursed as loans and the Bank expects in the future to continue to place under-utilized funds in government securities and with other banks as appropriate.

The components of the Bank’s interest expense are as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Interest on deposits	12.6	11.8	9.2
Interest on short-term debt	1.2	—	—
Interest on long-term debt	1.4	0.2	—

	15.2	12.0	9.2

The Bank’s interest expense increased in fiscal 2005 compared with fiscal 2004, due primarily to an increased volume of deposits held with the Bank and interest on short-term and long-term debt.

The Bank’s interest expense increased in fiscal 2004 compared with fiscal 2003, due primarily to higher average interest rates paid on deposits placed with the Bank from 3.5 percent in fiscal 2003 to 4.0 percent in fiscal 2004 and interest on long-term debt.

Year ended March 31	2005 $m	2004 $m	2003 $m
Average balance of Bank’s deposits	321.1	297.5	266.5
Local deposits	169.7	168.7	181.3
Foreign deposits	171.7	137.6	110.0
Total deposits	341.4	306.3	291.3
Total deposits - Commercial Banking System*	643.3	535.7	542.2

Number of deposits	62,000	61,000	58,000

*	According to the Central Bank

The Bank’s net interest income increased 2.8 percent to $32.8 million in fiscal 2005 from $31.9 million in fiscal 2004. This increase was primarily due to an increased level of interest income offset by an increase in interest expense.

The net interest spread and net interest margin declined to 7.6 percent and 8.2 percent, respectively, in fiscal 2005, from 8.8 percent and 9.3 percent, respectively, in fiscal 2004. The reduced spread and margin were largely due to a lower average rate earned on loans and an increased average deposits volume.

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

The non-accrual loans analysis was as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Non-accrual loan portfolio	14.1	8.5	7.7
Provision for loan losses	1.1	0.7	0.7
Non-recorded interest	1.5	1.4	1.1
Non-accrual loans as % of total loans	4.1%	2.7%	2.9%
Allowance for loan losses as % of non-accrual loans	36.9%	56.5%	61.0%

Non-accrual loans are comprised principally of loans 90 days or more past due as well as certain loans which are current but where doubt exists as to the ability of the borrower to fully comply with the loan terms. The Bank’s charge-offs were $0.7 million in fiscal 2005; $0.6 million in fiscal 2004 and $0.6 million in fiscal 2003.

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

Details of non-interest income and non-interest expense are set out in note 6 to the consolidated financial statements.

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million, contingent on certain future performance targets of BISL. During fiscal 2003, deferred consideration of $1.5 million was received and classified as part of restructuring and other non-recurring items. No further deferred consideration is receivable on this disposal. Details of restructuring and other non-recurring items are more fully described in note 5 to the consolidated financial statements.

The Bank currently anticipates that its loan portfolio will continue to grow, although not necessarily at the same rate as in the past, subject to and dependent on general economic and market conditions. The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the growth of the Belizean economy.

Corporate expenses

Corporate expenses comprise administrative, legal and general corporate expenses net of other income and include all central costs not directly connected with the operational management of the Company’s businesses that are responsible for their own corporate overheads.

Corporate expenses increased in fiscal 2005 to $6.0 million from $4.7 million in fiscal 2004, principally due to an increase in legal and professional fees incurred at the corporate level.

Corporate expenses declined in fiscal 2004 to $4.7 million from $6.5 million in fiscal 2003, principally due to disciplined cost control and a decrease in professional fees incurred at the corporate level.

Associates

The components of the Company’s net equity income from associates are as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
NUMAR	5.3	4.2	4.9

The increase in the net equity income from the Company’s investment in its associate NUMAR in fiscal 2005 compared to fiscal 2004 and 2003 was principally due to the stabilization in the market price for edible oils offset by continued margin pressures within the domestic market.

Interest income and interest expense

Year ended March 31	2005 $m	2004 $m	2003 $m
Interest income	1.5	1.0	0.2
Interest expense	(3.4)	(4.0)	(5.8)

Interest income increased in fiscal 2005 compared with fiscal 2004 principally due to an increase in the average level of cash deposits held by the Company in fiscal 2005 and the effects of marginally higher market rates of interest.

Interest income increased in fiscal 2004 compared with fiscal 2003 principally due to an increase in the average level of cash deposits held by the Company in fiscal 2004.

Interest expense declined in fiscal 2005 compared with fiscal 2004 principally due to a lower level of borrowings which was partially offset by marginally higher rates of interest.

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

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry backs of net operating losses arising prior years.

See note 7 to the consolidated financial statements for further details of income taxes.

Discontinued operations

Year ended March 31	2005 $m	2004 $m	2003 $m
Net sales	—	50.6	55.2
Operating income	—	16.6	19.2
Net income	—	9.7	4.9

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

Further details on discontinued operations are set out in note 8 to the consolidated financial statements.

Effects of inflation

Due to the relatively low levels of inflation experienced in fiscal 2005, 2004 and 2003 in the major markets in which the Company operates, inflation did not have a significant effect on the results of the Company in these years.

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

The Company considers that the most significant accounting policies that require use of management estimates are as follows:

(i) Accounts receivable - estimates of an allowance for doubtful receivables. The key factors used in arriving at this estimate include detailed analysis of individual accounts receivable balances by age and customer, the review of individual customers’ financial viability where necessary and the use of historical trends. The analysis is used to specifically reserve for identified customer balances that are deemed probable as not collectible. This approach has been consistently applied in the past and is currently expected to continue to be prepared on the same basis for the foreseeable future as it has historically provided a materially accurate assessment of the required reserve. At March 31, 2005, total gross trade accounts receivable amounted to $173.2 million, with an allowance for doubtful receivables of $2.4 million (1.4 percent). The equivalent percentage at March 31, 2004 amounted to 1.8 percent ($3.1 million).

(ii) Long-lived assets (principally comprising goodwill – March 31, 2005 $400.4 million (2004 - $397.7 million)) - estimates of future cash flows and discount rates associated with goodwill impairments. These are estimated utilizing the Company’s current detailed projections and plans built up from a divisional level, which are both market and organically driven, and current discount rates based on risk weighted average cost of capital. This approach has been consistently applied in the past and is currently expected to continue to be prepared on the same basis for the foreseeable future. Goodwill arises in the Facilities Services and Staffing Services divisions. The accounting estimates relating to asset impairment have been and will continue to be highly susceptible to change from period to period because (a) it requires management to make assumptions based on the latest information available about future revenues and margins over the life of the related assets, (b) it requires the utilization of changing market discount rates, and (c) it is impacted by the continually changing market conditions which are outside of the Company’s control. The impact of recording an impairment loss may have a material adverse effect on the Company’s operating performance and financial position. No impairments were identified during the year ended March 31, 2005.

(iii) Insurance reserves - estimated actuarially calculated liabilities and provisions under self-insurance programs that are based upon historical loss experience and recorded at the net present value of the estimated obligations within an actuarial range of exposure. The actuarial assumptions used, including the estimates of claims incurred but not reported (IBNR) and those used by the Company’s actuarial consultants, may differ materially from actual results due, amongst other things, to changing prospective market conditions and historic claims payment patterns not being replicated in the future years. The claims payout period of accrued liabilities typically extends over a number of years during which these factors can change significantly. At March 31, 2005, the provision for insurance reserves amounted to $66.4 million, utilizing an estimated average risk free discount rate of 4.0 percent. The Company principally maintains a $500,000 deductible for workers’ compensation, general liability and automobile liability coverage principally in respect of its Facilities Services operation at OneSource. The Company also has umbrella insurance coverage for certain risk exposures subject to specified limits. The primary estimate made by management is in connection with the IBNR liability, as the provision is based, amongst other things, on past claims history. The actuarial basis for these estimates are historical payouts on claims, industry historical payouts, judgment of consulting actuaries as to certain methods that reflect trends in recent history and various state medical and indemnity requirements in settling claims, such as medical diagnosis, improving or worsening medical condition and changes in laws and statutes. These estimates are highly susceptible to change in the future due to changing market conditions and changes in the processes supporting the self insured liabilities.

(iv) Allowance for loan losses - this is based on a continuing review by management of the loan portfolio including, but not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. This approach has been consistently applied in the past and is currently expected to continue to be prepared on the same basis for the foreseeable future as it has historically provided a materially accurate assessment of the required reserve. At March 31, 2005, total loans amounted to $342.8 million, of which $14.1 million was classified as non-accrual loans, and the total allowance for loan losses amounted to $5.2 million (comprising 4.1 percent and 36.9 percent, respectively). The equivalent percentages at March 31, 2004 amounted to 2.7 percent and 56.5 percent, respectively. The accounting estimate for loan loss allowances is critical because it requires management to make assumptions about the future ability of the borrower to repay the loan principal and interest and, if in default, the fair value of the related collateral. Both of these factors can be influenced by market conditions that are outside the Company’s control.

(v) Revenue recognition - net sales are recognized when the risks and rewards of the underlying services provided and goods supplied have been substantially transferred to the customer. Revenues from services or products are recognized when services are rendered or deliveries are made. Interest income for the Bank is recorded on an accruals basis. When either the collectibility of principal or interest is considered by management to be doubtful or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

(vi) Income taxes - estimates to determine the provision for income taxes, deferred income tax assets and liabilities and any valuation allowances for deferred tax assets. Key factors and circumstances in estimating the provision for income taxes, deferred tax assets and liabilities and valuation allowances include legislative tax law changes,, projections of future profits, tax attributes and statutory tax rates. The use of these measures and this approach have historically provided a materially accurate estimate of income tax liability. In the future, estimates of the income tax provision, deferred tax asset and valuation allowances are reasonably likely to change in the future as a result of the above factors.

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

Liquidity and capital resources

Consolidated cash flow information:

The net decrease in cash, cash equivalents and due from banks for the year ended March 31, 2005 amounted to $7.4 million, after $0.1 million currency translation adjustments. The components of the decrease were net cash of $35.4 million provided by operating activities and $28.1 million provided by financing activities, offset by $71.0 million utilized by investing activities.

The net cash provided by operating activities of $35.4 million was primarily due to adjusted net income of $44.8 million, offset by net movements in working capital of $9.4 million, principally being a net decrease in liabilities, mainly insurance reserves.

Net cash utilized by investing activities of $71.0 million was principally due to an increase in interest-bearing deposits with correspondent banks of $15.8 million, an increase in loans to customers of $33.5 million, an increase in Government securities of $9.9 million and purchases of property, plant and equipment of $12.1 million.

Net cash provided by financing activities of $28.1 million was principally due to a $35.1 million increase in deposits at the Bank, offset by a $9.3 million dividend paid to shareholders.

Service Businesses:

Liquid assets available to the Company at March 31, 2005 amounted to $19.9 million represented by cash and cash equivalents. At March 31, 2005, the Company had available but undrawn facilities of $29.0 million under its financing agreements.

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

Under the terms of the facility, OneSource is required to maintain certain financial and other covenants, including restrictions on OneSource’s ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2005, $41.8 million was available, of which $26.6 million was drawn together with letters of credit amounting to $5.0. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource’s lockbox arrangements.

In March 2004, the Company entered into an $11 million, collateralized, short-term bank overdraft facility available to the Company’s operations in the United Kingdom, which could be used for general working capital purposes and letters of credit/guarantees up to a maximum of $1.8 million. In October 2004, this overdraft facility was replaced by a collateralized revolving credit facility of up to $25 million which can be used for general working capital purposes and letters of credit, bonds, guarantees and indemnities up to a maximum of $2.8 million. The agreement has a term of three years, expiring in October 2007 and is collateralized by a security interest and lien on certain of the Company’s United Kingdom assets, including accounts receivable. Amounts drawn under the terms of the facility bear interest at base rate plus a margin. At March 31, 2005, no amounts had been drawn under the facility and $2.4 million had been utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company.

In July 2003, Ohsea and its subsidiaries entered into a $24 million collateralized, revolving credit facility which can be used for general working capital purposes. The agreement has a term of three years, expiring on July 9, 2006 and is collateralized by a security interest and lien on certain of Ohsea’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. Amounts available under this facility are based on a percentage of eligible accounts receivable. At March 31, 2005, $19.0 million was available of which $16.5 million was drawn.

Further details are set out in notes 19 to the consolidated financial statements.

The Company believes that the working capital at March 31, 2005, its available borrowing facilities and the current cash flows provided by operating activities will be sufficient for the Company’s normal growth and operating needs, the funding of its capital expenditures budget and the current servicing of its debt.

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

In accordance with the BFIA, as administered by the Central Bank, the Bank maintains a certain percentage of its deposits in approved liquid assets as defined in the BFIA and computed on a monthly average basis. These approved liquid assets are comprised principally of balances with the Central Bank, Government of Belize securities and deposits with other banks. The required percentage was 20 percent of deposits at March 31, 2005. The Bank’s approved liquid assets represented 30.5 percent of deposit liabilities at March 31, 2005.

The Bank is also required to maintain an average monthly balance with the Central Bank of 7.0 percent of average deposit liabilities. As this balance is non-interest-bearing, it is the strategy of the Bank to maintain this balance as closely as possible to the minimum requirement and maximize interest-bearing liquid deposits in the form of Government of Belize securities and balances with other banks. The balances with other banks are principally US dollar deposits with correspondent banks in the United States for collateralization of letters of credit and other foreign business of the Bank. The average deposit liabilities at March 31, 2005 were 7.2 percent.

The Bank’s primary source of funds is its deposit base, which consists of certificates of deposit, demand deposits, and savings deposits. Total deposits accounted for approximately 94 percent of the Bank’s total liabilities at March 31, 2005.

The BFIA also requires commercial banks to maintain shareholder’s equity at a minimum of 9 percent of total risk weighted assets (“capital ratio”). The Bank’s capital ratio at March 31, 2005 was 23.9 percent.

The table below presents the Bank’s actual capital and the minimum capital required under the Central Bank’s requirements:

At March 31	2005 $m	2004 $m
Actual adjusted capital	62.9	54.7
Minimum capital requirement	23.6	21.3

Excess capital	39.3	33.4

The capital requirement established by the BFIA is based on the risk-based capital guidelines established by the Basle Committee on Banking Regulations and Supervisory Practices.

The Bank’s earnings in the last three fiscal years have enabled the Bank to maintain strong capital levels despite loan and asset growth and dividend payments in each of such years.

During the year ended March 31, 2004, the Bank issued a five-year, non-collateralized, $15.0 million note payable to Belize Telecommunications. Interest is payable annually at 9.0 percent per annum and the principal amount is repayable in full in November 2008.

Contractual obligations and commercial commitments

Contractual obligations:

The table below provides certain information concerning the amounts falling due under the Company’s contractual obligations as of March 31, 2005.

	Less than 1 year $m	2-3 years $m	4-5 years $m	More than 5 years $m	Total $m
Bank and acceptance facilities (1)	3.1	—	—	—	3.1
Revolving credit facilities (2)	43.1	—	—	—	43.1
Notes payable (3)	—	—	15.0	—	15.0

Total on-balance sheet obligations	46.2	—	15.0	—	61.2

Letters of credit (4)	6.8	—	—	—	6.8
Bonds and guarantees (5)	0.6	—	—	—	0.6
Surety, performance and other bonds (6)	45.1	—	—	—	45.1
Financial Services commitments to extend credit (7)	19.9	—	—	—	19.9
Financial Services guarantees and letters of credit (8)	17.0	4.0	—	—	21.0
Operating leases (9)	12.8	16.7	6.8	4.7	41.0

Total	148.4	20.7	21.8	4.7	195.6

(1)	Represents the Company’s short-term bank and acceptance facilities.
(2)	The credit facilities have been classified as a current liability because, (i) the OneSource agreement contains a subjective acceleration change and the lender also has access to OneSource’s lockbox arrangements, and (ii) the United Kingdom agreements have a subjective acceleration clause.
(3)	Represents the scheduled maturity of the Bank’s notes payable.
(4)	Represents the scheduled maturity of letters of credit issued by financial institutions on behalf of OneSource and operations in the United Kingdom.
(5)	Represents the scheduled maturity of bonds and guarantees issued by a financial institution on behalf of the Company’s operations in the United Kingdom.
(6)	Represents the scheduled maturity of surety, performance and other bonds issued by the Company, of which $28.3 million related to OneSource’s self-insurance arrangements.
(7)	Represents the scheduled maturity of the Bank’s commitments to extend credit to meet customers’ working capital requirements.
(8)	Represents the scheduled maturity of letters of credit and guarantees issued by the Bank to guarantee the performance of customers to a third party.
(9)	Represents the minimum payments to which the Company is committed under certain operating leases, which relate principally to property and vehicles.

Further details of contractual obligations are set out in the notes to the consolidated financial statements.

OneSource also has certain obligations under its funded, defined benefit pension plan details of which are set out in note 27 to the consolidated financial statements.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities, Net Interest Spread and Margin

The following table shows (in US dollars - millions) average daily balances, interest spreads and margins for the Bank’s interest-earning assets and interest-bearing liabilities for the years ended March 31, 2005, 2004 and 2003.

	2005			2004			2003
	Average Balance	Interest Income/ Expense	Avg Rate %	Average Balance	Interest Income/ Expense	Avg Rate %	Average Balance	Interest Income/ Expense	Avg Rate %
Average Interest-Earning Assets
Deposits with banks	42.7	0.6	1.41	33.0	0.3	0.91	36.9	0.4	1.08
Government of Belize securities	15.3	1.5	9.80	11.6	1.0	8.62	11.6	1.0	8.62
Loans(2)	343.2	45.9	13.37	297.4	42.5	14.29	256.5	37.5	14.62
Other securities	0.5	—	—	0.5	0.1	20.00	0.5	0.1	20.00

	401.7	48.0	11.95	342.5	43.9	12.82	305.5	39.0	12.77

Non-Interest Earning Assets
Cash and due from banks	24.1			23.9			20.2
Net premises and equipment	11.2			9.0			6.7
Other assets	0.1			1.6			5.3

	35.4	—	—	34.5	—	—	32.2	—	—

	437.1	—	—	377.0	—	—	337.7	—	—

Average Sources of Funding
Deposits	321.1	12.6	3.92	297.5	11.8	3.97	266.5	9.2	3.45
Short-term debt	13.5	1.2	8.89	—	—	—	—	—	—
Long-term debt	15.0	1.4	9.33	2.4	0.2	8.33	0.2	—	6.00

	349.6	15.2	4.35	299.9	12.0	4.00	266.7	9.2	3.45

Other liabilities	14.8	—	—	19.3	—	—	24.10	—	—
Shareholder’s equity	72.7	—	—	57.8	—	—	46.90	—	—

	437.1	—	—	377.0	—	—	337.7	—	—

Net interest income	—	32.8	—	—	31.9	—	—	29.8	—

Net interest spread(3)			7.57			8.82			9.32

Net interest margin(4)			8.17			9.31			9.75

(1)	Average rate is the nominal rate with no taxable equivalency adjustment.

(2)	Loan amounts are stated before deduction of the allowance for loan losses and include non-accrual loans.
(3)	Net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing funding sources.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Changes in Interest Income and Interest Expense: Volume and Rate Analysis

The following table allocates changes in the Bank’s interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for fiscal 2005 compared to fiscal 2004, for fiscal 2004 compared to fiscal 2003, and for fiscal 2003 compared to fiscal 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Fiscal Year Ended March 31, 2005 vs 2004 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2004 vs 2003 Increase (Decrease) Due to changes in:			Fiscal Year Ended March 31, 2003 vs 2002 Increase (Decrease) Due to changes in:
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income (i)
Deposits with banks	0.1	0.2	0.3	—	(0.1)	(0.1)	0.1	(0.7)	(0.6)
Government of Belize securities	0.4	0.1	0.5	—	—	—	—	—	—
Loans	5.8	(2.4)	3.4	5.8	(0.8)	5.0	6.5	(2.2)	4.3
Other securities	(0.1)	—	(0.1)	—	—	—	—	—	—

Total interest income	6.2	(2.1)	4.1	5.8	(0.9)	4.9	6.6	(2.9)	3.7

Interest expense
Deposits	0.8	—	0.8	1.1	1.5	2.6	1.3	(0.3)	1.0
Short-term debt	1.2	—	1.2	—	—	—	—	—	—
Long-term debt	1.2	—	1.2	0.2	—	0.2	—	—	—

Total interest expense	3.2	—	3.2	1.3	1.5	2.8	1.3	(0.3)	1.0

Net increase (decrease)	3.0	(2.1)	0.9	4.5	(2.4)	2.1	5.3	(2.6)	2.7

(i)	Interest income includes loan fees which are not material. There were no adjustments or out of period items.

Investment Portfolio: Government and Corporate Securities

The following table sets out the Bank’s investment in Government and corporate securities.

At March 31	2005 $m	2004 $m	2003 $m
Government of Belize treasury notes	11.6	11.6	11.6
Government of Belize global bonds	4.5	—	—
Government of Belize promissory notes	5.4	—	—

	21.5	11.6	11.6

Government of Belize securities accrue interest at rates between 9 percent and 12 percent per annum.

Loan Portfolio

The following table analyzes the Bank’s loan portfolio by type of loan. Loans are stated before deduction of the allowance for loan losses.

At March 31	2005 $m	2004 $m	2003 $m	2002 $m	2001 $m
Commercial, financial and agricultural	165.2	149.9	116.5	113.8	80.8
Real estate-mortgage:
Residential	44.8	39.1	39.2	39.5	38.9
Commercial	91.2	72.5	65.9	31.2	16.4
Real estate-construction	7.5	13.0	10.5	14.0	10.6
Consumer	34.1	34.8	37.9	33.9	29.9

	342.8	309.3	270.0	232.4	176.6

Loans by economic activity:

The following table analyzes the Bank’s loan portfolio according to the borrowers’ main economic activity. Loans are stated before deduction of the allowance for loan losses.

	March 31 2005		March 31 2004		March 31 2003
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	$m		$m		$m
Government services	16.0	4.7	10.2	3.3	4.0	1.5
Utilities	7.2	2.1	1.3	0.4	5.0	1.9
Agriculture
Sugar	2.1	0.6	2.4	0.8	2.7	1.0
Citrus	1.3	0.4	1.6	0.5	3.1	1.1
Grains	0.2	0.1	0.1	—	0.5	0.2
Banana	25.4	7.4	22.7	7.3	15.0	5.6
Cattle and dairy	0.1	—	0.1	—	0.1	—
Poultry and eggs	0.5	0.1	0.6	0.2	0.2	0.1
General and miscellaneous	0.7	0.2	1.0	0.3	0.8	0.3
Marine products	2.7	0.8	5.9	1.9	5.5	2.0
Forestry	0.8	0.2	1.1	0.4	0.8	0.3
Manufacturing
Furniture making	0.1	—	0.1	—	0.1	—
Agricultural processing	0.1	—	0.3	0.1	2.5	0.9
Other	1.2	0.4	1.1	0.4	0.7	0.3
Tourism	43.9	12.8	40.7	13.2	24.0	8.9
Real estate-construction	7.5	2.2	13.0	4.2	10.5	3.9
Real estate-mortgage
Residential	44.8	13.1	39.1	12.6	39.2	14.5
Commercial	91.2	26.6	72.5	23.4	65.9	24.4
Other	—	—	—	—	—	—
Financial institutions	0.2	0.1	0.4	0.1	0.7	0.3
Distribution	29.9	8.7	33.3	10.8	30.2	11.2
Professional services	8.5	2.5	3.5	1.1	3.6	1.3
Transport
Aviation	9.7	2.8	10.4	3.4	7.6	2.8
Road haulage and passenger	1.0	0.3	0.9	0.3	0.9	0.3
Water-borne	0.5	0.1	0.4	0.1	0.2	0.1
Other	2.2	0.6	1.4	0.5	1.1	0.4
Entertainment	0.3	0.1	1.5	0.5	0.4	0.1
Mining and exploration	10.6	3.1	8.9	2.9	6.8	2.5
Consumer loan
Installment	11.4	3.3	12.7	4.1	14.5	5.4
Other	22.7	6.7	22.1	7.2	23.4	8.7

	342.8	100.0	309.3	100.0	270.0	100.0

	March 31 2002		March 31 2001
	Loan portfolio	% of Loan Portfolio	Loan portfolio	% of Loan portfolio
	$m		$m
Government services	0.6	0.3	0.5	0.3
Utilities	2.3	1.0	2.3	1.3
Agriculture
Sugar	3.3	1.4	3.3	1.9
Citrus	13.2	5.7	13.0	7.4
Grains	0.3	0.1	0.2	0.1
Banana	13.8	5.9	7.5	4.2
Cattle and dairy	0.1	—	0.1	0.1
Poultry and eggs	0.2	0.1	0.2	0.1
General and miscellaneous	1.1	0.5	1.5	0.8
Marine products	6.4	2.8	2.4	1.4
Forestry	0.5	0.2	0.3	0.2
Manufacturing
Furniture making	—	—	0.1	0.1
Agricultural processing	1.6	0.7	2.2	1.2
Other	1.0	0.4	1.2	0.7
Tourism	15.3	6.6	12.5	7.1
Real estate-construction	14.0	6.0	10.6	6.0
Real estate-mortgage
Residential	39.5	17.0	38.9	22.0
Commercial	27.9	12.0	14.2	8.0
Other	3.3	1.4	2.2	1.2
Financial institutions	1.9	0.8	0.7	0.4
Distribution	27.7	11.9	24.6	13.9
Professional services	16.3	7.0	5.2	2.9
Transport
Aviation	2.7	1.2	0.3	0.2
Road haulage and passenger	1.0	0.4	1.0	0.6
Water-borne	0.4	0.2	0.3	0.2
Other	0.4	0.2	0.5	0.3
Entertainment	0.6	0.3	0.8	0.5
Mining and exploration	3.1	1.3	0.1	—
Consumer loan
Installment	15.2	6.5	15.1	8.6
Other	18.7	8.1	14.8	8.3

	232.4	100.0	176.6	100.0

The following category of loan - Tourism has a concentration that exceeds 10 percent of total loans and which is not otherwise disclosed as a separate category. These include amounts loaned to a multiple number of borrowers engaged in similar economic activities. The Company does not consider that these concentrations provide any significant risk to the Bank. No material amount of these loan concentrations have been identified as potential problem loans or included as non-accrual loans.

Maturity composition of the loan portfolio:

The following table sets forth the amount of commercial, financial and agricultural loans and real estate construction loans outstanding as of March 31, 2005 which, based on remaining scheduled payments of principal, are due in the periods indicated. Loans are stated before deduction of the allowance for loan losses. As part of the Bank’s credit risk management policy, all demand loans and overdrafts are legally repayable on demand and interest rates can be changed by notice to the customer at any time. The table below reflects maturity schedules for all loans assuming that they run to their full maturity.

	Due in one year or less $m	one year through five years $m	Due after five years $m	Total $m
Commercial, financial and agricultural	59.2	35.6	70.4	165.2
Real estate - construction	5.9	1.1	0.5	7.5

	65.1	36.7	70.9	172.7

Percentage of total loans	19.0%	10.7%	20.7%	50.4%

Foreign country outstandings:

Cross-border outstandings are defined as loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets denominated in US dollars or other non-Belizean currency. At March 31, 2005 and 2004, the Bank held interest-bearing deposits with correspondent banks in US dollars in the United States amounting to $50.6 million and $37.5 million, respectively.

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

The following table sets forth the repricing or maturity characteristics of the Bank’s interest-earning assets and interest-bearing liabilities as of March 31, 2005. The maturity of the loan portfolio below is based upon the fact that all demand loans and overdrafts are legally repayable on demand. It should be noted that interest rates in Belize have historically been relatively stable.

	Due in one year or less $m	Due after one year through five years $m	Due after five years $m	Total $m
Interest-earning assets:
Deposits with banks	55.7	—	—	55.7
Government of Belize securities	11.6	5.4	4.5	21.5
Loans	321.0	11.7	10.1	342.8
Other securities	—	—	0.5	0.5

	388.3	17.1	15.1	420.5

Interest-bearing liabilities:
Deposits	341.4	—	—	341.4
Long-term debt	—	15.0	—	15.0

	341.4	15.0	—	356.4

Asset (liability) gap	46.9	2.1	15.1	64.1
Cumulative asset (liability) gap	46.9	49.0	64.1	64.1
Cumulative asset (liability) gap as a percentage of total interest-earning assets	11.2%	11.7%	15.2%	15.2%

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

Interest rate sensitivity of outstanding loans:

The following table analyzes the interest rate sensitivity of the Bank’s loan portfolio as of March 31, 2005.

$m
Variable rate	317.8
Fixed rate (consumer loans)	10.9
Non-accrual loans	14.1

342.8

Non-accrual loans:

The following table presents the ratio of non-accrual loans to total loans.

At March 31	2005 $m	2004 $m	2003 $m	2002 $m	2001 $m
Non-accrual loans	14.1	8.5	7.7	7.3	10.7
Total loans	342.8	309.3	270.0	232.4	176.6
Non-accrual loans as a percentage of total loans	4.1%	2.7%	2.9%	3.1%	6.1%

The interest income which would have been recorded had all non-accrual loans been current in accordance with their terms was approximately $1.5 million, $1.4 million and $1.1 million for the years ended March 31, 2005, 2004 and 2003, respectively. There was no interest income accrued with respect to non-accrual loans.

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

Year ended March 31	2005 $m	2004 $m	2003 $m	2002 $m	2001 $m
Balance of allowance at beginning of year	4.8	4.7	4.6	5.1	5.3

Loans charged off:
Commercial, financial and agricultural	0.3	0.2	0.2	0.6	0.3
Real estate - mortgage	0.1	0.1	0.2	0.1	0.2
Real estate - construction	—	—	—	—	—
Consumer	0.3	0.3	0.2	0.2	0.2

	0.7	0.6	0.6	0.9	0.7

Additions to allowance charged to expense	1.1	0.7	0.7	0.4	0.5

Balance of allowance at end of year	5.2	4.8	4.7	4.6	5.1

Charge-offs as a % of average loans outstanding	0.20%	0.20%	0.23%	0.43%	0.41%

Recoveries of loans charged-off have been immaterial to date.

Allocation of the allowance for loan losses:

The following table allocates the allowance for loan losses.

At March 31	2005		2004
	Amount $m	Loans in each category to total loans %	Amount $m	Loans in each category to total loans %
Commercial, financial and agricultural	2.5	48.2	2.1	48.5
Real estate - mortgage	1.5	39.7	1.4	36.0
Real estate - construction	0.1	2.2	0.1	4.2
Consumer	1.1	9.9	1.2	11.3

	5.2	100.0	4.8	100.0

Percentage of total loans	1.5%		1.6%

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

At March 31, 2005 the Bank’s recorded investment in loans in which the Company considers that there was a probability of a loss totaled $6.8 million, with related allowances, after taking into consideration related collateral, of $2.0 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of loss during the year ended March 31, 2005 was $4.7 million. Interest is not recognized on any loan classified as non-accrual.

Outlook for continuing loan growth:

The continuing growth in the demand for loans and the availability of sufficient deposits to fund such demand will depend on the continued growth of the Belizean economy.

Composition of Funds Employed

The following table sets forth an analysis of the average funds employed to support the interest-earning assets of the Bank’s operations.

Year ended March 31	2005 $m	2004 $m	2003 $m
Term deposits	184.4	170.9	139.6
Demand deposits	92.9	83.0	82.9
Savings deposits	43.8	43.6	44.0

Total deposits	321.1	297.5	266.5
Short-term debt	13.5	—	—
Long-term debt	15.0	2.4	0.2

	349.6	299.9	266.7

The increase in average deposits for the year ended March 31, 2005 was principally due to an average increase of $13.5 million in term deposits. The increase in average deposits for the year ended March 31, 2004 was principally due to an average increase of $31.3 million in term deposits.

Average balances and average interest rates on deposits:

The following table sets forth the average balances and average interest rates paid on deposits.

Year ended March 31	2005		2004		2003
	Average balance $m	Average rate %	Average balance $m	Average rate %	Average balance $m	Average rate %
Term deposits	184.4	5.7	170.9	5.7	139.6	5.2
Interest-bearing demand deposits	7.1	1.8	15.0	1.8	10.3	1.3
Non-interest bearing demand deposits	85.8	—	68.0	—	72.6	—
Savings deposits	43.8	4.2	43.6	4.3	44.0	4.2

	321.1	4.0	297.5	4.0	266.5	3.5

The following table sets forth the maturity distribution of the Bank’s term deposits of $0.1 million or more.

At March 31	2005 $m	2004 $m	2003 $m
3 months or less	54.0	53.8	67.8
Over 3 and to 6 months	37.3	13.7	12.1
Over 6 and to 12 months	55.9	66.3	29.4

Total	147.2	133.8	109.3

Return on Equity and Assets

The following table shows an analysis of changes in shareholder’s equity of the Bank.

At March 31	2005 $m	2004 $m	2003 $m
Balance at beginning of year	64.3	49.7	42.1
Net income for the year	27.1	26.0	24.8
Cash dividend	(14.0)	(11.4)	(17.2)

Balance at end of year	77.4	64.3	49.7

Average shareholder’s equity as a percentage of average total assets	16.2%	15.1%	13.6%
Shareholder’s equity as a percentage of deposits at end of year	22.7%	21.0%	17.1%
Return on assets	6.2%	6.9%	7.3%
Return on shareholder’s equity	38.2%	45.6%	54.0%
Earnings retained	48.3%	56.2%	30.6%
Dividend pay-out ratio	51.7%	43.8%	69.4%

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

CHL is managed by a board of directors chaired by Lord Ashcroft, KCMG. CHL has established an Executive Committee and an Audit Committee of the board of directors.

The current directors of CHL, principal executive officers and operational management of the Company are as follows:

Directors:

Lord Ashcroft, KCMG (Belizean) - Executive Chairman of CHL since 1987 and Chief Executive Officer since 2001. Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997). Chairman of Trustees for a number of charities – Michael A Ashcroft Foundation, Crimestoppers, Prospect Education (Technology) Trust and currently Assistant Treasurer of the International Democrat Union. He was Belize’s Permanent Representative to the United Nations until April 2000. Former Treasurer of the Conservative and Unionist Party in the United Kingdom from 1998 to 2001. Appointed to the Board of the Conservative and Unionist Party in the United Kingdom in May 2005. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG - Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the United Kingdom. Lord Ashcroft is also a British citizen and a Belonger of the Turks and Caicos Islands.

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

B. Compensation

For the year ended March 31, 2005, the aggregate compensation paid, set aside or accrued by the Company for all directors of CHL and the principal executive officers and operational management of the Company was $2.7 million. Except as noted under Item 6.E below, there are no bonuses or deferred compensation arrangements or stock option or stock appreciation rights plans applicable to directors of CHL, the principal executive officers and operational management of the Company.

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

D. Employees

The following table shows the breakdown of the approximate number of employees of the Company.

At March 31	2005	2004	2003
Facilities Services	35,380	35,500	36,500
Staffing Services	970	760	600
Financial Services	250	260	260

	36,600	36,520	37,360

Approximately 30 percent of the employees in the Facilities Services division are represented by trade unions or covered by collective bargaining agreements. None of the Company’s employees in the Staffing Services or Financial Services divisions are represented by trade unions or covered by collective bargaining agreements. The Company considers that relations with employees and their unions are generally good.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of CHL’s ordinary shares and share options held as of June 30, 2005 by the current directors of CHL, principal executive officers and operational management of the Company.

	Ordinary Shares		Share Options (Number)
	(Number)	(%)
Lord Ashcroft (i)	44,120,884	70.5	—
Sir Edney Cain	150	—	—
David B. Hammond	27,222	0.1	—
Cheryl C. Jones	3,863	—	1,000,000
Emory R. King	37,923	0.1	—
John M. Searle	154,294	0.2	—
Peter M. R. Gaze	118,628	0.2	—
Philip T. Osborne	52,190	0.1	26,700
Richard J. Bradford	—	—	110,000
Philip C. Johnson	88,017	0.1	75,000

Total	44,603,171	71.3	1,211,700

(i)	Lord Ashcroft also has an interest in 1,541,041 CHL ordinary shares owned by Strand Associates Limited, a company incorporated in Guernsey, Channel Islands in which he has an interest.
(ii)	The 1,211,700 share options set out above have an exercise price in the range of $3.00 to $7.50, and include 211,700 options which are currently exercisable at a weighted average exercise price of $7.50 each.

F. Exemption from Certain NASDAQ Corporate Governance Rules

CHL as a foreign issuer has been granted exemption by NASDAQ from certain of the corporate governance requirements contained in NASDAQ’s Rules. The provisions from which CHL is exempt are those relating to the requirements for an annual shareholders meeting in NASDAQ Rule 4350(e), for voting rights in NASDAQ Rule 4351, for quorum standards at shareholders meetings in NASDAQ Rule 4350(f) and for proxy solicitation in NASDAQ rule 4350(g). As a result of these exemptions, and as permitted by Belize law, CHL does not hold annual meetings of shareholders, nor solicit proxies for such meetings, and when shareholder a approval of any actions or transaction is required it may be sought and obtained by written consent of CHL’s majority shareholder, Lord Ashcroft, without holding of a shareholder meeting or the solicitation of proxies.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

CHL is not owned or controlled directly or indirectly by any government.

As of May 31, 2005, Lord Ashcroft beneficially owned and controlled 44,120,884 ordinary shares of CHL which represented 70.5 percent of the issued and outstanding ordinary shares. To CHL’s knowledge, as of the same date, no other person owned beneficially five percent or more of the ordinary shares of CHL.

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

(ii) In April 2004, CHL acquired the entire issued share capital of Ohsea for an aggregate consideration of approximately $5.2 million. The consideration was satisfied by the issue of 788,220 ordinary shares of CHL, representing approximately 1.3 percent of the enlarged issued share capital of CHL. At the date of the acquisition of Ohsea by CHL, the shareholders of Ohsea included CS Services Limited (a company incorporated in Belize and controlled by Lord Ashcroft), which held 65.9 percent of the issued share capital of Ohsea. Accordingly, 519,526 ordinary shares of CHL were issued to CS Services Limited and 268,694 ordinary shares of CHL were issued to the minority shareholders of Ohsea. Having consulted with a leading European investment banking firm regarding the fairness and reasonableness of the transaction, the independent non-executive directors of CHL unanimously approved the transaction. Further details are set out in notes 1, 3, 14 and 26 to the consolidated financial statements.

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

The policy of the Company over recent years has been to use surplus cash resources to reduce indebtedness and to finance the Company’s development and expansion in its services divisions. In August 2004, CHL announced a dividend which was satisfied by the transfer of its entire shareholding in its wholly owned subsidiary Seashell to CHL’s non-United States Shareholders. Seashell at the time had a net asset value of approximately £5 million. The dividend amounted to 16.55 ordinary shares in Seashell for each 100 CHL ordinary shares held. CHL’s Untied States shareholders received cash of $15.22 for each 100 CHL ordinary shares held, being the US dollar equivalent of the £8.28 UK sterling value of the shares in Seashell to which they would otherwise have been entitled.

Subsequent to year end, in May 2005, CHL announced a dividend which was satisfied by the transfer of its entire shareholdings in Seashell II Limited (“Seashell II”) and Bombshell Limited (“Bombshell”), both wholly owned subsidiaries of CHL and incorporated as International Business Companies in Belize, to CHL’s non-United States shareholders. Seashell II and Bombshell each had a net asset value of $6 million. The dividend amounted to 1.074 ordinary shares in Seashell II and 1.074 ordinary shares in Bombshell for each 10 CHL ordinary shares held. CHL’s United States shareholders received cash of $1.9966 for each 10 CHL ordinary shares held, being the US dollar value of the shares in Seashell II and Bombshell to which they would otherwise have been entitled.

Further details of the above dividends are set out in the notes to the consolidated financial statements.

The Board of Directors of CHL will keep the future dividend policy of the Company under review.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Price History tables below set forth the high and low reported prices of CHL’s ordinary shares in US dollars on the NASDAQ National Market in the United States.

	High $	Low $
Fiscal 2001	9.00	3.75
Fiscal 2002	5.50	1.94
Fiscal 2003	3.54	1.38
Fiscal 2004	6.55	2.81
Fiscal 2005	7.55	5.56

Fiscal 2004:
First quarter	3.85	2.81
Second quarter	6.50	3.58
Third quarter	6.52	5.85
Fourth quarter	6.55	5.59

	High $	Low $
Fiscal 2005:
First quarter	7.55	5.56
Second quarter	7.39	6.05
Third quarter	7.24	6.25
Fourth quarter	7.50	6.60
January 2005	7.50	6.55
February 2005	7.22	6.52
March 2005	7.40	6.60

Fiscal 2006:
April 2005	7.40	6.61
May 2005	7.25	5.72
June 2005	6.53	5.65

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

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Organization

CHL is a company incorporated in Belize under the IBC Act. CHL’s registered agent is The Belize Bank Limited, having its address at PO Box 1764, 60 Market Square, Belize City, Belize, Central America.

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

Corporate Governance and Certain Provisions with Respect to Board Members

Directors

CHL is managed by a board of directors chaired by Lord Ashcroft. CHL has established an Executive Committee and an Audit Committee of the board of directors. The number of directors on the board of CHL may not exceed 15 nor be less than two in number. Each director is appointed by a resolution of the members or a resolution of the board of directors. The directors are not subject to retirement by rotation unless CHL by resolution determines to implement retirement by rotation on an annual basis. Subject to the passing of a resolution to implement retirement by rotation, each director holds office until his term of office is ended by his resignation, removal or death. A director may hold any office or position in CHL in conjunction with his office of director. The memorandum and articles of association of CHL provide for neither any age limit for directors nor any requirement that directors hold shares in CHL. If retirement by rotation were implemented, the directors would be subdivided into three classes, with each class retiring at consecutive general meetings of the shareholders until all then-sitting directors have retired, and thereafter the then-longest serving class of directors would retire at each subsequent general meeting. During any period in which retirement by rotation is in effect, shareholders would be limited to electing to the board a number of new directors not to exceed the number retiring at the applicable general meeting.

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

Furthermore, CHL may, by notice in writing, require any person whom the Board of Directors knows or has reasonable cause to believe to be holding shares in CHL upon any trust or otherwise, for the benefit of, or on behalf of any other person (a “Nominee”), to give such further information as may be required by the Board of Directors, including the following:

(i)	details of the number of U.S. Holders who are interested in the shares of CHL held by the Nominee; and/or

(ii)	particulars of the identity of U.S. Holders who are interested in the shares of CHL held by the Nominee.

For this purpose, a U.S. Holder means a person that is resident in the United States.

If a Nominee fails to comply with a notice as described above (in whole or in part) the restrictions listed below will apply:

The Nominee shall not be entitled in respect of the shares in CHL held by it:

(i)	to attend or vote, either personally or by proxy, at any general meeting of CHL: or

(ii)	to receive any dividend or other distribution: or

(iii)	to transfer or agree to transfer any of those shares or any other rights in them, other than by way of of an exempt transfer. An exempt transfer in relation to any share is a transfer pursuant to (a) a sale of a share on a recognized investment exchange in the United Kingdom to any person other than a U.S. Holder (b) a sale of a share on any stock exchange or inter-dealer quotation system in the U.S (c) a transfer by a Nominee of the shares to the holder of the beneficial interest in those shares or (d) acceptance of a takeover offer.

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

Taxation of Dividends

U.S. Holders

If you are a U.S. holder, you must include in your gross income any dividend paid by CHL out of its current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. Qualified dividends are subject to a maximum Federal tax rate of 15%. CHL stock must be owned for 60 days in the 120 day period surrounding the ex dividend date in order to qualify for the 15% rate.

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

I. Subsidiary Information

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s consolidated financial statements have been prepared in US dollars. The Company’s United States operations have no material exposure to currency fluctuations. The Company is susceptible to currency fluctuations between US dollars and UK pounds sterling, the operating currency of the Company’s United Kingdom businesses. CHL’s Belize operations are conducted in Belize currency which has been fixed by the Government of Belize at two Belize dollars to every one US dollar. The Company does not hedge against any exchange risk associated with its reporting in US dollars. The results of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the average rate of exchange for the year (for the year ended March 31, 2005, 1 pound sterling equaled 1.846 US dollars). The assets and liabilities of subsidiaries which account in a functional currency other than US dollars are translated into US dollars at the rate of exchange ruling at the balance sheet date (at March 31, 2005, 1 pound sterling equaled 1.879 US dollars). Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders’ equity.

The main interest rate risk for the Company’s services businesses arises from any increase in the London Inter-Bank Offered Rate (LIBOR), on which principally all of the Company’s debt obligations are based. At March 31, 2005, this debt amounted to $46.2 million (plus $7.4 million of letters of credit and guarantees), with one month LIBOR at approximately 3.1 percent. Further details are set out in note 19 to the consolidated financial statements.

The Bank funds itself principally through deposits. Most deposits are denominated in Belizean dollars. Rates offered vary with the type of deposit account. Demand deposits pay no interest other than to a few selected customers. Savings deposits pay interest at 5 percent to 6 percent per annum depending upon the balance maintained. The Central Bank mandates that a minimum of 4.5 percent per annum must be paid on ordinary savings deposits. Term deposits have various rate of interest. Total deposits as at March 31, 2005 amounted to $341.4 million. The Bank provides commercial loans for short-term financing and working capital purposes. Most commercial loans are variable rate loans based on the Bank’s prime rate, which at March 31, 2005 was 14.5 percent. Consumer and personal lending generally have fixed interest terms. Total loans due as at March 31, 2005 amounted to $342.8 million. Further details are set out in notes 17 and 23 to the consolidated financial statements.

The Company is not a party to any financial instrument with off-balance sheet risks related to foreign exchange spot or forward contracts; neither has the Company issued any derivative financial instrument such as interest rate swaps, caps, floors, collars, or currency swaps.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002 and the United States Securities Exchange Act of 1934, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2005, in order to ensure that all material information, both financial and non-financial, required to be disclosed in the CHL Annual Report on Form 20-F for the year ended March 31, 2005 was identified, recorded, processed, summarized and reported to the Company’s senior management within the required timeframe. This evaluation was undertaken under the supervision and with the participation of the Company’s senior management, including CHL’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, it was concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2005, and that subsequently there have been no significant changes in the Company’s internal controls or in other factors that could affect those controls.

The Company will review and evaluate the design and effectiveness of disclosure controls and procedures on an on-going basis and continue to improve controls and procedures over time and correct any deficiencies that may be discovered in the future. The Company’s objectives are to ensure that its senior management has timely access to all material financial and non-financial information concerning the business. Whilst the Company believes that the present design of the disclosure controls and procedures is effective to achieve these objectives, future events affecting the business may cause the Company to significantly modify the disclosure controls and procedures. Further, in designing and evaluating the disclosure controls and procedures, the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving these desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David B. Hammond is the ‘audit committee financial expert’ within the meaning of the applicable rules and regulations of the United States Securities and Exchange Commission and the United States Sarbanes-Oxley Act of 2002.

Item 16B. CODE OF ETHICS

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002, and in order to maintain the Company’s commitment to the highest standards of professional conduct and integrity, CHL has adopted a code of ethics for the Company’s senior management and financial officers. A copy of the Company’s code of ethics can be obtained by request from the Company Secretary at PO Box 1764, 60 Market Square, Belize City, Belize, Central America.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for professional services rendered by the independent accountants, PricewaterhouseCoopers, were as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Audit fees	1.1	1.1	1.2
Tax fees (i)	0.2	0.3	0.3
All other fees (ii)	0.1	0.2	0.1

Total	1.4	1.6	1.6

(i)	Tax fees principally comprise tax compliance and advisory services.
(ii)	Other fees principally comprise services provided in connection with acquisition and disposals and audits of the Company’s pension plan.

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

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income

Consolidated Balance Sheets

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Item 19. EXHIBITS

1.1	Memorandum of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

1.2	Articles of Association of Carlisle Holdings Limited effective June 1, 1999. Incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

1.3	Amendments to the Articles of Association of Carlisle Holdings Limited effective October 21, 2004.*

2.1	Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

2.2	Certificate of Adjusted Purchase Price or Number of Shares dated July 1, 1999 reflecting the effect of the two-for-one stock dividend of May 27, 1999 on the Rights Agreement dated as of December 6, 1997 between Carlisle Holdings Limited and The Belize Bank Limited. Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.1	Employment Agreement dated July 2, 1997 between BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft, as amended by both an agreement by exchange of letters dated May 14, 1999 among Carlisle Holdings Limited (now Blackwood Limited), BHI Corporation (now Carlisle Holdings Limited) and M.A. Ashcroft and a subsequent agreement by exchange of letters dated October 17, 2000 between Carlisle Holdings Limited and M.A. Ashcroft. Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.2	Payment Agreement effective June 30, 2000, between National Union Fire Insurance. Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.3	Agreement and Parental Guarantee made as of June 30, 2001 by and between Carlisle Holdings Limited and AIG. Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.4	Schedule of Policies and Payments effective June 30, 2000 to Payment Agreement effective June 30, 2000 between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.5	Schedule of Policies and Payments effective June 30, 2001 to Payment Agreement effective June 30, 2001 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.6	Schedule of Policies and Payments effective June 30, 2002 to Payment Agreement effective June 30, 2002 [sic] between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.7	Schedule of Policies and Payments effective June 30, 2003 to Payment Agreement effective June 30, 2003 between AIG and OneSource Holdings, Inc. Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed July 1, 2004.

4.8	Schedule of Policies and Payments effective June 30, 2004 to Payment Agreement effective June 30, 2004 between AIG and OneSource Holdings, Inc.*

4.9	Credit Agreement dated March 30, 2000 among Carlisle Finance, S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.10	Amendment No. 1, dated as of September 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.11	Amendment No. 2, dated as of November 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.12	Amendment No. 3, dated as of December 22, 2000, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.13	Amendment No. 4, dated as of March 31, 2001, to the Credit Agreement dated March 30, 2000 among Carlisle Finance S.A. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.14	Amendment No. 5, dated as of February 14, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.15	Amendment No. 6, dated as of June 29, 2002, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed July 3, 2003.

4.16	Amendment No. 7, dated as of December 23, 2003, to the Credit Agreement dated March 30, 2000 among Carlisle Finance (Iceland) Ltd. as Borrower, the Lenders party thereto and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed July 1, 2004

4.17	Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent. Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed July 1, 2004

4.18	Amendment 1, dated as of September 17, 2004, to the Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent.*

4.19	Amendment 2, dated as of December 15, 2004, to the Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent.*

4.20	Share Purchase Deed dated December 9, 2003 between Carlisle Holdings Limited and Government of Belize relating to the sale and purchase of 52.46 per cent. of the issued share capital of Belize Telecommunications Limited. Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed July 1, 2004

4.21	Agreement dated April 30, 2004 between CS Services Limited and the other Sellers named therein and Carlisle Holdings Limited for the sale and purchase of all of the issued share capital of Ohsea Holdings Limited. Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed July 1, 2004

8.	List of subsidiaries.*

12.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(a).*

12.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(a).*

13.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code. *

13.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code. *

14.	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2005.*

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARLISLE HOLDINGS LIMITED
(Registrant)

/s/ Peter M R Gaze
Peter M R Gaze
Chief Financial Officer

Dated: July 8, 2005

CARLISLE HOLDINGS LIMITED

CARLISLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited the accompanying consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carlisle Holdings Limited and its subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

July 8, 2005

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Income

		2005	2004	2003
Year ended March 31	Notes	$m	(restated) $m	$m
Service Businesses
Net sales	4	1,380.0	1,225.6	1,139.5
Cost of sales		(1,181.5)	(1,052.3)	(976.6)
Selling, general and administrative expenses		(189.8)	(163.4)	(149.6)
Restructuring and other non-recurring items	5	—	—	(1.2)

Operating income - Service Businesses	4	8.7	9.9	12.1

Financial Services
Interest income		48.0	43.9	39.0
Interest expense		(15.2)	(12.0)	(9.2)

Net interest income		32.8	31.9	29.8
Provision for loan losses	17	(1.1)	(0.7)	(0.7)
Net non-interest expense	6	(0.8)	(1.3)	(1.6)
Restructuring and other non-recurring items	5	—	—	1.5

Operating income - Financial Services		30.9	29.9	29.0

Corporate expenses		(6.0)	(4.7)	(6.5)

Total operating income		33.6	35.1	34.6

Associates	13	5.3	4.2	4.9
Interest income		1.5	1.0	0.2
Interest expense		(3.4)	(4.0)	(5.8)

Income before income taxes		37.0	36.3	33.9
Income taxes	7	(1.0)	(0.9)	(1.6)

Income after income taxes		36.0	35.4	32.3
Minority interests		(2.0)	(0.8)	(1.0)

Income from continuing operations		34.0	34.6	31.3
Income from discontinued operations	8	—	9.7	4.9

Net income		34.0	44.3	36.2

Basic earnings per ordinary share:	9
Continuing operations		$0.56	$0.58	$0.53
Discontinued operations		$—	$0.16	$0.08

Net income		$0.56	$0.74	$0.61

Diluted earnings per ordinary share:	9
Continuing operations		$0.56	$0.57	$0.53
Discontinued operations		$—	$0.16	$0.08

Net income		$0.56	$0.73	$0.61

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets

		2005	2004
At March 31	Notes	$m	(restated) $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents		19.9	31.3
Trade accounts receivable - net	10	170.8	167.6
Other current assets	11	28.8	29.9

Total Service Businesses current assets		219.5	228.8
Property, plant and equipment - net	12	23.7	24.0
Associates	13	52.8	47.5
Goodwill - net	14	400.4	397.7
Other long-term assets	15	41.6	40.1

Total Service Businesses assets		738.0	738.1

Financial Services

Cash, cash equivalents and due from banks	16	26.9	22.9
Interest-bearing deposits with correspondent banks		55.8	40.0
Loans - net	17	337.6	304.5
Other assets	18	41.0	29.6

Total Financial Services assets		461.3	397.0

Total assets		1,199.3	1,135.1

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets - (continued)

		2005	2004
At March 31	Notes	$m	(restated) $m
Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	19	46.2	49.6
Accounts payable		28.3	23.7
Accrued personnel costs		49.6	48.6
Insurance reserves - current portion	21	18.3	20.3
Other current liabilities	20	50.9	48.7

Total Service Businesses current liabilities		193.3	190.9
Insurance reserves - long-term portion	21	48.1	48.7
Other long-term liabilities	22	13.7	15.2
Minority interests		4.1	5.3

Total Service Businesses liabilities		259.2	260.1

Financial Services
Deposits	23	341.4	306.3
Long-term debt	24	15.0	15.0
Other liabilities		8.3	8.5

Total Financial Services liabilities		364.7	329.8

Total liabilities		623.9	589.9

Commitments and contingencies	25

Shareholders’ equity:
Share capital (ordinary shares of no par value - 2005 - 62,554,040; 2004 - 62,285,346; 2003 - 61,765,820)	26	0.6	0.6
Additional paid-in capital		313.1	308.9
Treasury shares	26	(19.0)	(17.3)
Retained earnings		258.4	233.7
Cumulative other comprehensive income		22.3	19.3

Total shareholders’ equity		575.4	545.2

Total liabilities and shareholders’ equity		1,199.3	1,135.1

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital $m	Additional paid-in capital $m	Treasury shares $m	Retained earnings $m	Cumulative other compre- hensive income (loss) $m	Total $m
At April 1, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)

At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3
As-if pooling of interests with Ohsea (notes 1 and 3 )	—	3.8	—	—	—	3.8
Net income	—	—	—	44.3	—	44.3
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(0.7)	1.4	—	—	0.7
Currency translation adjustments	—	—	—	—	24.4	24.4
Minimum pension liability	—	—	—	—	(0.3)	(0.3)
Other movements	—	0.1	—	—	—	0.1

At March 31, 2004 (restated)	0.6	308.9	(17.3)	233.7	19.3	545.2
Ordinary shares issued	—	1.7	—	—	—	1.7
Net income	—	—	—	34.0	—	34.0
Dividend	—	—	—	(9.3)	—	(9.3)
Purchase of treasury shares	—	2.6	(2.6)	—	—	—
Disposal of treasury shares	—	(0.1)	0.9	—	—	0.8
Currency translation adjustments	—	—	—	—	3.6	3.6
Minimum pension liability	—	—	—	—	(0.6)	(0.6)

At March 31, 2005	0.6	313.1	(19.0)	258.4	22.3	575.4

At March 31, 2005, additional paid-in capital is stated net of a balance comprising interest bearing, collateralized amounts receivable from certain officers of the Company, in respect of ordinary shares in Carlisle Holdings Limited (“CHL”) purchased at market price from CHL satisfied from CHL’s holding of treasury shares and in respect of amounts due on the exercise of CHL share options of nil (2004 - $2.6 million; 2003 - $2.7 million). During the year ended March 31, 2005, the total amount receivable of $2.6 million was settled through the receipt by the Company of 298,072 ordinary shares which have been placed into treasury shares (note 26).

Cumulative other comprehensive income (loss) comprises currency translation adjustments (March 31, 2005 - $29.2 million; 2004 - $25.6 million; and 2003 - $1.2 million) and a minimum pension liability (March 31, 2005 - $(6.9) million; 2004 - $(6.3) million; and 2003 - $(6.0) million) (note 27).

At March 31, 2005, retained earnings included non-distributable statutory reserves in The Belize Bank Limited and its subsidiaries of $5.2 million (2004 - $4.0 million; 2003 - $3.0 million).

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity - (continued)

In August 2004, CHL announced a dividend which was satisfied by the transfer of its entire shareholding in its wholly owned subsidiary, Seashell Group Limited, a company incorporated in Belize (‘Seashell’), to CHL’s non-United States shareholders. Seashell at that time had a net asset value of approximately £5 million, principally comprising cash and cash equivalents. The dividend amounted to 16.55 ordinary shares in Seashell for each 100 CHL ordinary shares held. CHL’s United States shareholders received cash of $15.22 for each 100 CHL ordinary shares held, being the US dollar equivalent of the £8.28 UK sterling value of the shares in Seashell to which they would otherwise have been entitled. At the time, Seashell’s shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange in the United Kingdom, and Seashell’s primary stated objective was to invest in either a publicly traded or private company which it can, by influencing the management and strategic direction of that company, create value for Seashell shareholders. The total value of the CHL dividend amounted to $9.3 million.

	2005	2004	2003
Year ended March 31	$m	(restated) $m	$m
Comprehensive income (net of tax):
Net income	34.0	44.3	36.2
Currency translation adjustments	3.6	24.4	15.6
Minimum pension liability	(0.6)	(0.3)	(1.5)

Total comprehensive income	37.0	68.4	50.3

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

	2005	2004	2003
Year ended March 31	$m	(restated) $m	$m
Cash flows from operating activities
Net income	34.0	44.3	36.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12.0	23.6	22.6
Discount amortization on insurance reserves	3.4	3.4	3.6
Restructuring and other non-recurring items	—	—	0.2
Provision for loan losses	1.1	0.7	0.7
Undistributed earnings of associates	(5.3)	2.2	(2.3)
Refinancing costs amortization	—	0.9	0.9
Deferred income taxes	—	0.8	—
Minority interests net of distributions	0.3	3.0	3.2
Gain on disposal of discontinued operations	—	(4.7)	—
Other	(0.7)	0.2	(1.0)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(0.9)	2.5	33.0
(Increase) in other assets	(0.6)	(2.5)	(3.3)
Increase (decrease) increase in accounts payable	4.2	(3.5)	(0.1)
Increase (decrease) in accrued personnel costs	0.4	(0.2)	(0.1)
(Decrease) in insurance reserves	(6.0)	(6.8)	(8.1)
(Decrease) in other liabilities	(6.5)	(2.3)	(14.4)

Net cash provided by operating activities	35.4	61.6	71.1

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

	2005	2004	2003
Year ended March 31	$m	(restated) $m	$m
Cash flows from investing activities
Purchase of property, plant and equipment	(12.1)	(18.0)	(40.6)
Disposal of property, plant and equipment	0.3	0.3	1.1
Acquisition of businesses	—	(9.3)	(5.4)
Disposal of discontinued operations	—	48.1	—
(Increase) decrease in interest-bearing deposits
with correspondent banks	(15.8)	12.3	(14.7)
(Increase) in Government securities	(9.9)	—	—
(Increase) in loans to customers	(33.5)	(39.3)	(37.6)

Net cash (utilized) provided by investing activities	(71.0)	(5.9)	(97.2)

Cash flows from financing activities
Proceeds from long-term debt	—	1.0	10.2
Repayment of long-term debt	—	(3.0)	(25.8)
Debt refinancing costs	—	—	(0.4)
Increase (decrease) in short-term debt	2.3	(7.6)	(14.0)
(Increase) in restricted cash deposits	(0.8)	(46.6)	—
Increase in deposits	35.1	15.0	58.3
Net sale of treasury shares	0.8	0.7	0.9
Dividend	(9.3)	—	—
Other	—	(0.3)	—

Net cash provided (utilized) by financing activities	28.1	(40.8)	29.2

Currency translation adjustments	0.1	(0.1)	0.5

Net change in cash, cash equivalents and due from banks	(7.4)	14.8	3.6
Cash, cash equivalents and due from banks at beginning of year	54.2	39.4	35.8

Cash, cash equivalents and due from banks at end of year	46.8	54.2	39.4

Cash - service businesses	19.9	31.3	13.3
Cash - financial services	26.9	22.9	26.1

	46.8	54.2	39.4

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

	2005	2004	2003
Year ended March 31	$m	(restated) $m	$m
Supplemental cash flow information:
Cash paid for interest	3.1	6.0	5.8
Cash paid for income taxes	1.1	9.7	6.7

In connection with the acquisition of businesses net liabilities (assets) were assumed as follows:
Goodwill	0.6	7.7	5.5
Cash paid (net of cash assumed)	—	(9.3)	(5.4)
Deferred consideration paid	—	(0.6)	—
Ordinary shares issued	(1.7)	—	—

Net (assets) liabilities assumed	(1.1)	(2.2)	0.1

In connection with the disposal of discontinued operations net assets were disposed of as follows:
Cash received (net of cash transferred)	—	48.1	—
Gain on disposal	—	(4.7)	—

Net assets disposed (including goodwill)	—	43.4	—

In connection with the disposal of businesses net assets were disposed of as follows:
Loan notes received	—	—	3.4
Net assets disposed (including goodwill)	—	—	(3.4)

	—	—	—

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

In April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”). Ohsea is a holding company, incorporated in the United Kingdom, whose principle asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services.

The acquisition of Ohsea has been accounted for by CHL using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder, Lord Ashcroft, KCMG, in both CHL and Ohsea. Lord Ashcroft is the Chairman of CHL. This method of pooling of interests assumes that the combining companies have been merged since their inception (being the time from which Lord Ashcroft held a controlling interest in each entity) and requires that the historical consolidated financial statements of CHL and its subsidiaries (the “Company”) are pooled with those of Ohsea and restated, with a minority interest eliminated for all periods where a non-controlling minority interest existed in the share capital of Ohsea. The non-controlling minority interest in Ohsea was acquired by CHL in April 2004 and was accounted for by CHL using the purchase method. Ohsea acquired Professional Staff in July 2003 and accounted for the acquisition using the purchase method. Further details are set out in notes 3, 14, and 26.

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 1 - Description of business – (continued)

Staffing services

The Staffing Services division, principally through Carlisle Staffing plc, a company incorporated in the United Kingdom, and Professional Staff, operates in the United Kingdom, the Republic of Ireland and the United States under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces.

Financial services

Financial services are provided principally through The Belize Bank Limited (the “Bank”), a company incorporated and operating in Belize, as a full service commercial and retail banking operation.

Associates

CHL’s equity investment comprises 23.4 percent of Grupo Agroindustrial CB, S.A. and related companies (“NUMAR”), which have interests in agro-processing and distribution operations principally in Costa Rica.

Discontinued operations

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”) (note 8).

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

Note 2 - Summary of significant accounting policies

Basis of consolidated financial statements

The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States and as described below. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, allowance for loan losses, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates. Certain figures at March 31, 2004 and for the years ended March 31, 2004 and 2003 have been reclassified to conform to the March 31, 2005 presentation.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 50 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 15 years
Fixtures, fittings and office equipment	3 to 10 years

The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and future cash flows of the underlying businesses. Where, in the opinion of the Company, an impairment in the value of property plant and equipment has occurred, the amount of the impairment is recorded in the consolidated statements of income.

Repairs and maintenance costs are expensed as incurred. Gains and losses arising on the disposal of property, plant and equipment are included in the consolidated statements of income.

Goodwill

The goodwill that arises where the acquisition cost of subsidiaries and associates exceeds the fair values attributable to the underlying net assets is capitalized in the consolidated financial statements. Goodwill arising on the acquisition of associates is included in investment in associates. With effect from April 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminated the requirement to amortize goodwill and identifiable assets that have indefinite lives and initiated an annual review for impairment. Prior to adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

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

Stock-based compensation

Stock-based employee compensation is accounted for under the intrinsic value based method of accounting (note 26).

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of sales-related taxes. Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries are made. The nature of the Company’s service businesses is such that revenue is recognized when a written agreement, terms and conditions or an approved customer order is in place and the services have been fully rendered. At that time, pricing is then fixed and determinable. The Company’s procedures require review of a customer’s ability to pay prior to a service provision, at the time of such provision, and at the time of billing, such that collectability is reasonably assured. Revenues derived from telecommunication services (discontinued operations) comprise telephone rental, network access and airtime usage, are billed monthly in arrears, and are recognized in the consolidated financial statements in the month in which the services are provided.

Loans and interest income recognition

Loans are stated at the principal amount outstanding, net of unearned income and allowance for loan losses. Interest income is recorded on an accruals basis. When either the collectibility of principal or interest is considered doubtful, or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

Allowance for loan losses

The Company’s consideration as to the adequacy of the allowance to provide for probable loan losses is based on a continuing review of the loan portfolio and includes, but is not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. Loans are charged off against allowance for loan losses when the amounts are deemed to be uncollectible

Recently issued accounting pronouncements

In January 2003, revised in December 2003, Financial Accounting Standards Board Interpretation No. 46 – ‘Consolidation of Variable Interest Entities’ was issued. This interpretation was effective for fiscal years beginning after June 15, 2003 and provides guidance for identifying a controlling interest in a variable interest entity established by means other than voting interests.

In December 2003, SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ was issued. This statement provides required additional disclosures for pensions and other postretirement benefits.

In December 2003, the Medicare Prescription Drug Improvement and Modernatization Act of 2003 became law in the United States, which provides for two new prescription drug benefits under Medicare, as well as certain subsidies. In May 2004, FASB Staff Position 106-2 ‘Accounting and Disclosure Requirements Related to the Act’ was issued.

In December 2004, SFAS No. 123 (Revised) – ‘Share Based Payments’ was issued. This statement is generally effective for fiscal years beginning after June 15, 2005 and provides guidance on measuring compensation cost relating to share based payment transactions.

The Company does not consider that the impact of these statements and interpretations have had, or will have when effective, a material effect on the Company’s consolidated financial statements.

Note 3 - Acquisition of Ohsea

In April 2004, CHL acquired the entire issued share capital of Ohsea for an aggregate consideration of approximately $5.2 million. The consideration was satisfied by the issue of 788,220 ordinary shares of CHL representing approximately 1.3 percent of the enlarged issued share capital of CHL. At the date of the acquisition of Ohsea by CHL, the shareholders of Ohsea included CS Services Limited (a company incorporated in Belize and controlled by Lord Ashcroft, KCMG) which held approximately 65.9 percent of the issued share capital of Ohsea. Accordingly, 519,526 ordinary shares of CHL were issued to CS Services Limited and 268,694 ordinary shares of CHL were issued to the minority shareholders of Ohsea (notes 1, 14 and 26). Having consulted with a leading European investment banking firm regarding the fairness and reasonableness of the transaction, the independent non-executive directors of CHL unanimously approved the transaction.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Acquisition of Ohsea - (continued)

Combined are separate results of Carlisle and Ohsea for the periods preceding the transaction was as follows:

	Carlisle Group $m	Ohsea Group $m	Adjustments $m	Combined $m
Year ended March 31, 2004

Net sales	1,126.4	99.2	—	1,225.6
Net income (loss)	45.2	(1.3)	0.4	44.3

Year ended March 31, 2003

Net sales	1,139.5	—	—	1,139.5
Net income	36.2	—	—	36.2

Adjustments principally comprise the elimination of the non-controlling minority interest.

Note 4 - Segmental analysis

The Company is currently engaged in three service businesses, Facilities Services and Staffing Services principally in the United States and in the United Kingdom, and Financial Services principally in Belize, analysis of which is set out below. Net sales in the business and geographical analysis excludes interest income from the Company’s Financial Services division, which arise principally in Belize.

Year ended March 31	2005 $m	2004 $m	2003 $m
Business analysis

Net sales
Facilities Services	943.5	904.4	917.2
Staffing Services	436.5	321.2	222.3

	1,380.0	1,225.6	1,139.5

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4 - Segmental analysis - (continued)

Year ended March 31	2005 $m	2004 $m	2003 $m
Operating income
Facilities Services	6.7	7.0	2.6
Staffing Services	2.0	2.9	9.5

	8.7	9.9	12.1
Financial Services	30.9	29.9	29.0
Corporate expenses	(6.0)	(4.7)	(6.5)

	33.6	35.1	34.6

Operating income for the year ended, March 31, 2003 included restructuring and other non-recurring items of $0.3 million credit, of which $0.9 million related to the Facilities Services division, $0.3 million related to the Staffing Services division, and $1.5 million credit related to the Financial Services division (note 5).

Year ended March 31	2005 $m	2004 $m	2003 $m
Depreciation
Facilities Services	7.6	8.4	9.9
Staffing Services	3.6	3.4	2.2

	11.2	11.8	12.1
Financial Services	0.7	0.8	0.7
Corporate	0.1	0.1	0.1

	12.0	12.7	12.9
Discontinued operations	—	10.9	9.7

	12.0	23.6	22.6

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4 - Segmental analysis - (continued)

Year ended March 31	2005 $m	2004 $m	2003 $m
Capital expenditures
Facilities Services	8.1	3.8	5.0
Staffing Services	2.7	1.6	3.0

	10.8	5.4	8.0
Financial Services	1.3	3.7	2.4
Corporate	—	—	—

	12.1	9.1	10.4
Discontinued operations	—	8.9	30.2

	12.1	18.0	40.6

At March 31	2005 $m	2004 $m	2003 $m

Goodwill
Facilities Services	275.2	276.1	266.0
Staffing Services	125.2	121.6	101.8

	400.4	397.7	367.8
Discontinued operations	—	—	0.8

	400.4	397.7	368.6

At March 31	2005 $m	2004 $m	2003 $m

Total assets
Facilities Services	524.7	475.4	419.9
Staffing Services	152.8	195.0	137.2

	677.5	670.4	557.1
Financial Services	461.4	397.0	372.9
Associates	52.8	47.5	49.7
Corporate	7.6	20.2	2.7

	1,199.3	1,135.1	982.4
Discontinued operations	—	—	100.9

	1,199.3	1,135.1	1,083.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4 - Segmental analysis - (continued)

Year ended March 31	2005 $m	2004 $m	2003 $m
Geographical analysis

Net sales
United States	781.6	780.7	788.7
United Kingdom	598.4	444.9	350.8

	1,380.0	1,225.6	1,139.5

Operating income
United States	4.3	5.2	(2.1)
United Kingdom	4.4	4.7	14.2
Belize	24.9	25.2	22.5

	33.6	35.1	34.6

Total assets
United States	339.6	354.3	311.5
United Kingdom	337.9	316.1	245.6
Belize	521.8	464.7	425.3

	1,199.3	1,135.1	982.4
Discontinued operations	—	—	100.9

	1,199.3	1,135.1	1,083.3

Belize total assets included, for convenience purposes, the investment in associates.

Note 5 - Restructuring and other non-recurring items

Year ended March 31	2005 $m	2004 $m	2003 $m
Facilities Services	—	—	0.9
Staffing Services	—	—	0.3

	—	—	1.2
Financial Services	—	—	(1.5)

	—	—	(0.3)

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 5 - Restructuring and other non-recurring items – (continued)

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

Financial Services

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million, contingent on certain future performance targets of BISL. During the year ended March 31, 2003, deferred consideration of $1.5 million was received and included within non-recurring items. No further deferred consideration is receivable on this disposal.

Note 6 - Net non-interest expense

Year ended March 31	2005 $m	2004 $m	2003 $m
Non-interest income:
Foreign exchange income and commissions	3.8	3.4	2.8
Customer service and letter of credit fees	2.2	2.0	1.8
Credit card fees	1.0	1.0	0.9
Other financial and related services	2.1	1.8	1.5
Other income	0.9	0.6	0.5

	10.0	8.8	7.5

Non-interest expense:
Salaries and benefits	(5.6)	(5.4)	(5.2)
Premises and equipment	(1.9)	(1.9)	(1.7)
Other expenses	(3.3)	(2.8)	(2.2)

	(10.8)	(10.1)	(9.1)

Net non-interest expense	(0.8)	(1.3)	(1.6)

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 7 - Income taxes

(i)	The provision for income taxes in the consolidated statements of income was as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Current income taxes:
Federal	—	—	(1.8)
State and local	0.4	(1.0)	0.2
Non-US taxes	0.6	1.1	3.2

	1.0	0.1	1.6

Deferred income taxes:
US taxes	—	1.7	—
Non-US taxes	—	(0.9)	—

	—	0.8	—

Income tax provision	1.0	0.9	1.6

During the year ended March 31, 2004, the Company recorded a $1.0 million US state and local income tax credit comprising a $1.4 million tax repayment arising from a reassessment of the Company’s state tax liabilities and a $0.4 million state and local income tax charge for the year.

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry backs of net operating losses arising in prior years.

(ii)	Income before income taxes included the following components:

Year ended March 31	2005 $m	2004 $m	2003 $m
US income (loss)	3.9	5.6	(2.3)
Non-US income	33.1	30.7	36.2

Income before income taxes	37.0	36.3	33.9

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 7 - Income taxes - (continued)

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent) on consolidated income before income taxes and the Company’s income tax provision was as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Notional US federal income tax at the statutory rate	13.0	12.7	11.9
Adjustments to reconcile to the Company’s income tax provision:
Valuation allowance	6.8	4.0	8.7
Non-US net earnings	(18.4)	(15.2)	(18.4)
Other	(0.4)	(0.6)	(0.6)

Income tax provision	1.0	0.9	1.6

A portion of net income is not subject to tax by virtue of the Company’s status as a Public Investment Company under the International Business Companies Act, 1990 of Belize, as amended by the International Business Companies (Amendment) Act, 1995 of Belize.

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:

At March 31	2005 $m	2004 $m
Assets:
Provision for insurance reserves	21.2	18.7
Provision for estimated costs and expenses	56.9	62.9
Net operating losses	73.8	72.4

	151.9	154.0
Valuation allowance	(111.0)	(133.8)

	40.9	20.2
Liabilities:
Intangible and other assets	(40.0)	(19.3)

Net deferred income tax balance (note 11)	0.9	0.9

The net change in the total valuation allowance for the year ended March 31, 2005 was a decrease of $22.8 million (2004 - $20.9 million increase), principally arising from a net decrease in temporary timing differences.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 8 - Discontinued operations

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

Financial information for Belize Telecommunications was as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Net sales	—	50.6	55.2
Operating income	—	16.6	19.2
Income taxes	—	(7.4)	(8.4)
Net income	—	9.7	4.9

Note 9 - Earnings per ordinary share

Year ended March 31	2005 $m	2004 $ m	2003 $m
Basic and diluted earnings per ordinary share:

Income from continuing operations	34.0	34.6	31.3
Income from discontinued operations	—	9.7	4.9

Net income	34.0	44.3	36.2

Year ended March 31	2005 Number	2004 Number	2003 Number
Weighted average number of ordinary shares:
Basic earnings per ordinary share	60,254,170	59,896,207	59,225,816
Share options (note 26)	546,142	427,503	—

Weighted average number of ordinary shares:
Diluted earnings per ordinary share	60,800,312	60,323,710	59,225,816

The weighted average effect of 509,751 (2004 - 2,646,479; 2003 - 16,278,965) share options and warrants has been excluded from the calculation of diluted earnings per ordinary share, since they are anti-dilutive under the treasury method of earnings per share calculation.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 10 - Trade accounts receivable - net

At March 31	2005 $m	2004 $m
Billed	157.9	154.6
Unbilled	15.3	16.1

	173.2	170.7
Less: allowance for doubtful receivables	(2.4)	(3.1)

	170.8	167.6

	Balance at beginning of year $m	Subsidiaries acquired (disposed) $m	Additions charged to income $m	Deductions - primarily write-offs $m	Balance at end of year $m
Allowance for doubtful receivables:
Year ended March 31, 2003	9.9	—	3.7	(6.8)	6.8

Year ended March 31, 2004	6.8	(0.9)	1.8	(4.6)	3.1

Year ended March 31, 2005	3.1	—	0.5	(1.2)	2.4

Note 11 - Other current assets

At March 31	2005 $m	2004 $m
Restricted cash deposits	14.7	14.3
Prepaid expenses	11.9	12.0
Deferred income taxes (note 7)	0.9	0.9
Other current assets	1.3	2.7

	28.8	29.9

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 11 - Other current assets - (continued)

At March 31, 2005, other current assets and other long-term assets (note 15) included restricted cash deposits of $14.7 million and $32.7 million, respectively (2004 - $14.3 million and $32.3 million, respectively). During the year ended March 31, 2004, the Company substituted and pledged certain cash deposits to support the Company’s self-insurance program replacing letters of credit which had been issued to support the estimated insurance liability (note 21). In view of the restriction as to the use and availability of the cash deposits to the Company, the balance cannot be classified as a cash and cash equivalent and it has therefore been classified within current and non-current assets in accordance with its terms.

Note 12 - Property, plant and equipment - net

At March 31	2005 $m	2004 $m
Cost:
Land and buildings	6.3	6.2
Leasehold improvements	7.6	6.9
Machinery and equipment	29.2	26.5
Fixtures, fittings and office equipment	49.5	45.8

Total cost	92.6	85.4

Accumulated depreciation:
Land and buildings	1.0	0.8
Leasehold improvements	4.8	4.6
Machinery and equipment	22.7	21.8
Fixtures, fittings and office equipment	40.4	34.2

Total accumulated depreciation	68.9	61.4

Net book values	23.7	24.0

Total capital expenditures for the years ended March 31, 2005, 2004 and 2003 were $10.8 million, $14.3 million and $38.2 million, respectively. Total depreciation expense for the years ended March 31, 2005, 2004 and 2003 was $11.3 million, $22.8 million and $21.9 million, respectively.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 13 - Associates

At March 31	2005 $m	2004 $m
Associate – NUMAR	52.8	47.5

Year ended March 31	2005 $m	2004 $m	2003 $m
Share of associates’ earnings:
NUMAR	5.3	4.2	4.9

Total dividends receivable during the year	—	6.4	2.6

Associates comprise companies in respect of which fair market values are not readily available, but they are considered by the Company to exceed the carrying amounts.

At March 31, 2005, the accumulated undistributed earnings of associates included in the consolidated retained earnings of the Company were $34.5 million (2004 - $29.2 million; 2003 - $31.4 million).

Summarized combined unaudited financial information for associates was as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
Net sales	185.3	194.4	189.4
Gross profit	52.6	48.6	47.0
Income from continuing operations	32.1	19.3	18.3
Net income	20.8	19.3	18.3

At March 31	2005 $m	2004 $m
Current assets	107.2	79.8
Non-current assets	160.6	192.2
Current liabilities	40.0	53.2
Non-current liabilities	41.3	34.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 14 - Goodwill - net

	Facilities Services $m	Staffing Services $m	Telecommunication Services $m	Total $m
At April 1, 2003	266.0	101.8	0.8	368.6
Additions - year ended March 31, 2004 (i)	0.6	7.1	—	7.7
Disposals - year ended March 31, 2004 (ii)	—	—	(0.8)	(0.8)
Currency translation and other adjustments	9.5	12.7	—	22.2

Net book values at March 31, 2004	276.1	121.6	—	397.7
Additions - year ended March 31, 2005 (i)	—	0.6	—	0.6
Currency translation and other adjustments	(0.9)	3.0	—	2.1

Net book values at March 31, 2005	275.2	125.2	—	400.4

(i) During the year ended March 31, 2004, the Company made a number of acquisitions in both the Facilities Services and Staffing Services divisions, including the acquisition by Ohsea of Professional Staff, for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $19.4 million, which was financed from cash on hand. There are no future payments contingent on performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of $7.7 million arising during the year ended March 31, 2004.

During the year ended March 31, 2005, CHL acquired the non-controlling minority interest in Ohsea which has been accounted for by CHL using the purchase method. The consideration was the issue of 268,694 ordinary shares of CHL (notes 3 and 26). The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of $0.6 million arising during the year ended March 31, 2005.

(ii) During the year ended March 31, 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications (note 8). The net assets disposed of included goodwill and other intangibles of $0.8 million.

As required by SFAS 142, the Company undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Company’s annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2005, 2004 and 2003, as a result of which no impairment of goodwill has arisen.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 15 - Other long-term assets

At March 31	2005 $m	2004 $m
Restricted cash deposits (note 11)	32.7	32.3
Other long-term assets	8.9	7.8

	41.6	40.1

Note 16 - Cash, cash equivalents and due from banks

At March 31	2005 $m	2004 $m
Cash in hand	6.5	4.8
Balances with the Central Bank of Belize	14.8	13.4
Amounts in the course of collection	5.6	4.7

	26.9	22.9

The Bank is required to maintain an average minimum non-interest bearing deposit balance with the Central Bank of Belize equal to 7 percent of the average deposit liabilities of the Bank. At March 31, 2005, the actual amount was 7.2 percent. In addition, the Bank must maintain an average aggregate of approved liquid assets (which include the average minimum non-interest bearing deposit balance maintained with the Central Bank of Belize) equal to 20 percent of the average deposit liabilities of the Bank. At March 31, 2005, the actual amount was 30.5 percent.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 17 - Loans - net

At March 31	2005 $m	2004 $m
Loans (net of unearned income):
Commercial, financial and agricultural	165.2	149.9
Real estate - mortgage	136.0	111.6
Real estate - construction	7.5	13.0
Consumer	34.1	34.8

	342.8	309.3

Allowance for loan losses:
Commercial, financial and agricultural	(2.5)	(2.1)
Real estate - mortgage	(1.5)	(1.4)
Real estate - construction	(0.1)	(0.1)
Consumer	(1.1)	(1.2)

	(5.2)	(4.8)

Loans (net of unearned income and allowance for loan losses):
Commercial, financial and agricultural	162.7	147.8
Real estate - mortgage	134.5	110.2
Real estate - construction	7.4	12.9
Consumer	33.0	33.6

Loans (net of unearned income and allowance for loan losses)	337.6	304.5

Unearned income at March 31, 2005 amounted to $3.3 million (2004 - $3.8 million).

The maturity ranges of loans outstanding at March 31, 2005 are shown in the table below. All loans, other than consumer loans, are legally repayable on demand; however they are disclosed below as if they run to their full maturity.

	Due in one year or less $m	Due after one year through five years $m	Due after five years $m	Total $m
Commercial, financial and agricultural	59.2	35.6	70.4	165.2
Real estate - mortgage	19.1	28.0	88.9	136.0
Real estate - construction	5.9	1.1	0.5	7.5
Consumer	12.3	11.7	10.1	34.1

	96.5	76.4	169.9	342.8

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 17 - Loans - net - (continued)

Non-accrual loans at March 31, 2005 amounted to $14.1 million (2004 - $8.5 million). The interest income which would have been recorded during the year ended March 31, 2005 had all non-accrual loans been current in accordance with their terms was approximately $1.5 million (2004 - $1.4 million; 2003 - $1.1 million).

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

At March 31, 2005, the amount of impaired loans outstanding in which the Company considers that there was a probability of a loss totaled $6.8 million, with related allowances, after taking into consideration related collateral, of $2.0 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of a loss during the year ended March 31, 2005 was $4.7 million. Interest is not recognized on any loan classified as non-accrual.

As a result of the nature of these financial instruments, the estimated fair market value of the loan portfolio is considered by the Company to approximate its carrying value.

At March 31, 2005, the Bank had total loans outstanding to certain officers and employees of the Company of $4.7 million (2004 - $4.2 million) at preferential rates of interest varying between 4.0 percent and 9.25 percent per annum, repayable over varying periods not exceeding 25 years. At March 31, 2005, these loans included $1.4 million (2004 - $1.4 million) classified within commercial, financial and agricultural loans.

At March 31, 2005, the Bank held 407,698 ordinary shares of CHL as collateral for certain loans provided.

Changes in the allowance for loan losses were as follows:

Year ended March 31	2005 $m	2004 $m	2003 $m
At beginning of year	4.8	4.7	4.6

Provision charged to income	1.1	0.7	0.7
Charge-offs	(0.7)	(0.6)	(0.6)

	0.4	0.1	0.1

At end of year	5.2	4.8	4.7

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 18 - Other assets

At March 31	2005 $m	2004 $m
Cost:
Land and buildings	10.0	9.8
Fixtures, fittings and office equipment	7.1	6.7

Total cost	17.1	16.5
Less: total accumulated depreciation	(5.4)	(5.3)

Property, plant and equipment - net	11.7	11.2
Government of Belize securities	21.5	11.6
Other assets	7.8	6.8

	41.0	29.6

Total capital expenditures for the years ended March 31, 2005, 2004 and 2003 were $1.3 million, $3.7 million and $2.4 million, respectively. Total depreciation expense for the years ended March 31, 2005, 2004 and 2003 was $0.7 million, $0.8 million and $0.7 million, respectively.

Government of Belize securities bear interest at rates between 9.0 percent and 12.0 percent per annum, are classified as being held-to-maturity, and are carried at cost which, as a result of the short-term maturity of these financial instruments, is approximately equal to their fair market value.

Note 19 - Short-term debt

At March 31	2005 $m	2004 $m
Bank and acceptance facilities	3.1	10.8
Revolving credit facilities	43.1	38.8

	46.2	49.6

In March 2004, OneSource entered into a new $55 million collateralized, revolving credit facility which can be used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement has a term of three years, expiring in March 2007 and is collateralized by a security interest and lien on principally all of OneSource’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. At March 31, 2005, the weighted average interest amounted to 4.9 percent per annum (2004 - 4.9 percent per annum).

Under the terms of the facility, OneSource is required to maintain certain financial and other covenants, including restrictions on OneSource’s ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2005, $41.8 million (2004 - $37.7 million) was available, of which $26.6 million (2004 - $28.6 million) was drawn together with letters of credit

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 19 - Short-term debt - (continued)

amounting to $5.0 million (2004 - $6.2 million) with expiration dates up to and including March 31, 2006. The letters of credit approximately reflect fair market value as a condition of their underlying purpose. The Company expects the counterparts to fully perform under the terms of the agreement. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource’s lockbox arrangements.

In March 2004, the Company entered into an $11 million, collateralized, short-term bank overdraft facility available to the Company’s operations in the United Kingdom, which could be used for general working capital purposes and letters of credit/guarantees up to a maximum of $1.8 million. At March 31, 2004, no amounts had been drawn under the facility and $1.6 million has been utilized in the form of certain letters of credits, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company. In October 2004, this overdraft facility was replaced by a collateralized revolving credit facility of up to $25 million which can be used for general working capital purposes and letters of credit, bonds, guarantees and indemnities up to a maximum of $2.8 million. The agreement has a term of three years, expiring in October 2007 and is collateralized by a security interest and lien on certain of the Company’s United Kingdom assets, including accounts receivable. Amounts drawn under the terms of the facility bear interest at base rate plus a margin. At March 31, 2005, no amounts had been drawn under the facility and $2.4 million had been utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company.

In July 2003, Ohsea and its subsidiaries entered into a $24 million collateralized, revolving credit facility which can be used for general working capital purposes. The agreement has a term of three years, expiring in July 2006 and is collateralized by a security interest and lien on certain of Ohsea’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. At March 31, 2005, the weighted average interest rate amounted to 6.5 percent per annum (2004 – 6.25 percent per annum). Amounts available under this facility are based on a percentage of eligible accounts receivable. At March 31, 2005, $19.0 million (2004 – $13.3 million) was available of which $16.5 million (2004 - $11.2 million) was drawn.

Note 20 - Other current liabilities

At March 31	2005 $m	2004 $m
Accruals	19.8	22.0
Income taxes	1.2	3.4
State, local and other taxes	15.3	17.4
Other current liabilities	14.6	5.9

	50.9	48.7

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 21 - Insurance reserves

At March 31	2005 $m	2004 $m
Current portion	18.3	20.3
Long-term portion	48.1	48.7

	66.4	69.0

The Company is self-insured in the United States for workers’ compensation, general liability and automobile liability coverage. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programs are based upon historical loss experience, and are recorded at the net present value of the estimated obligations within an actuarial range. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The weighted average discount rate used to estimate the liability at March 31, 2005 was 4.0 percent (2004 - 4.7 percent). The discount amortization charged in the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 was $3.4 million, $3.4 million and $3.6 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services, Inc. In connection with certain self-insurance agreements, at March 31, 2005 the Company had issued guarantor bonds in the amount of $28.3 million (2004 – $28.3 million) (note 25). At March 31, 2005, the Company pledged certain cash deposits to support the Company’s self-insurance program. At March 31, 2005, the restricted cash deposits amounted to, in aggregate, $47.4 million (2004 - $46.6 million) (notes 11 and 15).

Note 22 - Other long-term liabilities

At March 31	2005 $m	2004 $m
Pensions (note 27)	4.9	4.0
Deferred compensation (note 27)	4.6	4.2
Other long-term liabilities	4.2	7.0

	13.7	15.2

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 23 - Deposits

At March 31	2005 $m	2004 $m
Certificates of deposit	194.5	181.4
Demand deposits	101.7	83.2
Savings deposits	45.2	41.7

	341.4	306.3

The maturity distribution of certificates of deposit of $0.1 million or more was as follows:

At March 31	2005 $m	2004 $m
3 months or less	54.0	53.8
Over 3 and to 6 months	37.3	13.7
Over 6 and to 12 months	55.9	66.3
Deposits less than $0.1 million	47.3	47.6

	194.5	181.4

Included in certificates of deposit at March 31, 2005 were $88.0 million (2004 - $88.6 million) of certificates of deposit denominated in US dollars. Included in demand deposits at March 31, 2005 were $62.8 million (2004 - $48.6 million) of demand deposits denominated in US dollars.

As a result of the short-term maturity of these financial instruments their carrying value is considered by the Company to approximately equal their fair market value.

Note 24 - Long-term debt

At March 31	2005 $m	2004 $m
Notes payable	15.0	15.0

In November 2003, the Bank issued a five-year, non-collateralized, $15.0 million note payable. Interest is payable annually at 9.0 percent per annum and the principal amount is repayable in full in November 2008. The estimated fair market value of long-term debt is considered by the Company to approximate its carrying value.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 - Commitments and contingencies

Service Businesses

(i) The Company leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year at March 31, 2005 are as follows:

$m
2006	12.8
2007	9.4
2008	7.3
2009	4.8
2010	2.0
Thereafter	4.7

41.0

The net operating lease rental charge for the years ended March 31, 2005, 2004 and 2003 included in the consolidated statements of income was $19.0 million, $19.0 million and $17.3 million, respectively.

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

(iii) At March 31, 2005, the Company had issued guarantor surety, performance and other bonds of $45.1 million (2004 - $61.6 million), of which $28.3 million (2004 - $28.3 million) related to the Company’s self-insurance arrangements (note 21).

(iv) At March 31, 2005, the Company was a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Company.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 – Commitments and contingencies - (continued)

Financial Services

(i) Financial instruments which potentially subject the Bank to concentrations of credit risk principally consist of cash, cash equivalents and due from banks and loans due from customers. The Bank places its cash, cash equivalents and due from banks with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Bank’s loans due from customers primarily result from its core business and reflect a broad customer base, although there are certain concentrations by economic activity. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Substantially all of the Bank’s loan portfolio is also fully collateralized. As a consequence, concentrations of credit risk are considered to be limited.

(ii) The Bank is a party to financial instruments with off-balance-sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank grants short-term credit facilities to customers for periods of up to twelve months generally to meet customers’ working capital requirements. These facilities are repayable on demand and are subject to review at any time. In practice, such reviews are carried out at periodic intervals agreed with the customer. Outstanding commitments to extend credit at March 31, 2005 amounted to $19.9 million (2004 - $27.2 million).

Since many of the commitments are expected to expire without being drawn upon in full, and because of the fluctuating aspect of the facilities, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by the Bank for the extension of credit is based on the Bank’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties and assets

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms of such guarantees do not normally exceed more than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds similar collateral to that held for the short-term facilities described above and such commitments are generally fully collateralized. Outstanding standby letters of credit and financial guarantees written at March 31, 2005 amounted to $21.0 million (2004 - $21.4 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital

At March 31	2005 $m	2004 $m	2003 $m
Authorized
Ordinary shares:
100,000,000 shares of no par value	—	—	—

Preference shares:
14,000,000 shares of $1.00 each	14.0	14.0	14.0

Total authorized	14.0	14.0	14.0

Issued and outstanding
Ordinary shares: 62,554,040 shares of no par value (2004 - 62,285,346; 2003 - 61,765,820)	0.6	0.6	0.6

The movement in issued and outstanding shares since April 1, 2002 has been as follows:

Ordinary shares Number
At April 1, 2002	61,765,820
Shares issued	—

At March 31, 2003	61,765,820
Shares issued	—

At March 31, 2004 (as previously reported)	61,765,820
As-if pooling of interests with Ohsea (note 3)	519,526

At March 31, 2004 (as restated)	62,285,346
Shares issued (note 3)	268,694

At March 31, 2005	62,554,040

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 – Share capital - (continued)

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

The movement in treasury shares, at cost, held since April 1, 2002 has been as follows:

	Number	$m
At April 1, 2002	2,709,132	21.3
Disposal (i)	(338,450)	(2.7)

At March 31, 2003	2,370,682	18.6
Purchase (ii)	12,000	0.1
Disposal (iii)	(183,249)	(1.4)

At March 31, 2004	2,199,433	17.3
Purchase (iv)	373,072	2.6
Disposal (v)	(120,929)	(0.9)

At March 31, 2005	2,451,576	19.0

(i)	The disposal of treasury shares comprised (a) 295,852 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.9 million; and (b) 42,598 ordinary shares issued for other purposes.
(ii)	The purchase of treasury shares comprised 12,000 ordinary shares returned by certain officers of the Company on their resignation.
(iii)	The disposal of treasury shares comprised 183,249 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.7 million.
(iv)	The purchase of treasury shares comprised 298,072 ordinary shares received as consideration for collateralized amounts due from certain officers of the Company and 75,000 ordinary shares received from an expired acquisition escrow account.
(v)	The disposal of treasury shares comprised 120,929 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.8 million.

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

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

	Number of share options	Weighted average exercise price	Weighted average market price	Estimated weighted average fair value at date of grant
Outstanding at April 1, 2002	1,204,731	$10.75	—	—

Lapsed - fiscal 2003	724,187	$11.61	—	—

Outstanding at March 31, 2003	480,544	$9.47	—	—

Granted at more than market price	1,000,000	$3.00	$2.99	$1.94

Lapsed - fiscal 2004	93,125	$11.53	—	—

Outstanding at March 31, 2004	1,387,419	$4.67	—	—

Lapsed - fiscal 2005	133,960	$11.76	—	—

Outstanding at March 31, 2005	1,253,459	$3.92	—	—

		Options outstanding
At March 31, 2005	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
Range of exercise prices
$3.00 to $7.49	1,000,000	$3.00	2.5 years
$7.50 to $9.99	252,201	$7.50	0.2 years
$10.00 to $19.40	1,258	$19.40	0.3 years

	1,253,459	$3.92	2.0 years

Options outstanding at March 31, 2005 included 253,459 options currently exercisable at a weighted average exercise price of $7.56.

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

Year ended March 31	2005 $m	2004 $m	2003 $m
Reported net income	34.0	44.3	36.2
Compensation cost (net of tax)	(0.3)	(0.3)	—

Net income - proforma	33.7	44.0	36.2

Reported basic earnings per ordinary share	$0.56	$0.74	$0.61

Reported diluted earnings per ordinary share	$0.56	$0.73	$0.61

Basic earnings per ordinary share - proforma	$0.56	$0.73	$0.61

Diluted earnings per ordinary share - proforma	$0.55	$0.73	$0.61

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31	2004
Expected stock price volatility	80 percent
Risk-free interest rate	2.7 percent
Expected dividend yield	nil percent
Expected life of options	4.5 years

The effects of applying SFAS 123 in these proforma disclosures are not indicative of future amounts, although additional awards in future years are anticipated. There were no options granted during the years ended March 31, 2005 and 2003.

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

Year ended March 31	2005 $m	2004 $m	2003 $m
Interest cost on projected benefit obligations	0.5	0.6	0.6
Expected return on plan assets	(0.4)	(0.4)	(0.5)
Net amortization and deferral	0.4	0.4	0.2

Net pension expense	0.5	0.6	0.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The following table sets forth the actuarial present value of projected and accumulated benefit obligations and funded status of the plan.

Year ended March 31	2005 $m	2004 $m
Changes in benefit obligations:
At beginning of year	9.6	8.9
Interest cost	0.5	0.6
Benefits paid	(1.0)	(0.8)
Actuarial movement	0.5	0.8

At end of year	9.6	9.5

Changes in plan assets:
At beginning of year	5.5	5.2
Actual return on plan assets	—	0.6
Employer contributions	0.2	0.5
Benefits paid	(1.0)	(0.8)

At end of year	4.7	5.5

Funded status:
Benefit obligations in excess of plan assets	(4.9)	(4.0)
Unrecognized net gain	7.1	6.5
Unrecognized prior service costs	(0.2)	(0.2)

	2.0	2.3

Benefit cover	49%	58%

Amounts recognized in the balance sheet were as follows:
Net pension liability (note 22)	(4.9)	(4.0)
Cumulative other comprehensive income (minimum pension liability)	6.9	6.3

	2.0	2.3

Change in minimum pension liability	0.6	0.3

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of benefit obligations for 2005 were 8.0 percent and 5.8 percent, respectively (2004 - 8.0 percent and 5.8 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation. The expected long-term rate of return on plan assets is derived from a periodic study of historical rates of return on various asset classes included in OneSource’s target pension plan asset allocation. It is OneSource’s policy to adjust, on an annual basis, the weighted average discount rate used to determine the benefit obligations to approximate rates on high quality, long-term bond obligations.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The plan’s asset allocation was as follows:

At March 31	2005 percent	2004 percent
Equity securities	52	50
Bonds (fixed interest securities)	48	50

	100	100

Employer contributions for the year ending March 31, 2006 are estimated to be approximately $0.6 million.

The following benefit payments, which reflect expected future service, are estimated to be approximately:

$m
2006	0.6
2007	0.6
2008	0.6
2009	0.8
2010	0.7
2011 to 2015	3.4

OneSource also has a defined contribution pension plan which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to $14,000 of their salary, the maximum amount set by the IRC. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2005, 2004 and 2003, OneSource made matching contributions of $0.6 million, $0.6 million and $0.6 million, respectively.

OneSource also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant’s eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by OneSource. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 5 percent of the participant’s eligible compensation. During the years ended March 31, 2005, 2004 and 2003, OneSource made matching contributions of $0.2 million, $0.1 million and $0.1 million, respectively. Included in other long-term liabilities at March 31, 2005 was $4.6 million (2004 - $4.2 million) (note 22) for these accumulated obligations.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

OneSource also participates in several multi-employer defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2005, 2004 and 2003, OneSource made contributions of $7.1 million, $7.2 million and $7.5 million, respectively, to these plans.

The Company operates various defined contribution pension plans in the United Kingdom and Belize which cover a number of salaried employees of the facilities services, staffing services, and financial services operations. In general, the plans provide benefits at normal retirement age based on a participant’s individual accumulated fund including any additional voluntary contributions. The Company’s pension contribution expense for the years ended March 31, 2005, 2004 and 2003 amounted to $2.0 million, $1.7 million and $1.0 million, respectively.

Note 28 - Post balance sheet events

Subsequent to the year end, in May 2005, CHL announced a dividend which was satisfied by the transfer of its entire shareholdings in its wholly owned subsidiaries, Seashell II Limited (“Seashell II”) and Bombshell Limited (“Bombshell”), companies incorporated in Belize, to CHL’s non-United States shareholders. Seashell II and Bombshell each had a net asset value of $6 million, principally comprising cash and cash equivalents. The dividend amounted to 1.074 ordinary shares in Seashell II and 1.074 ordinary shares in Bombshell for each 10 CHL ordinary shares held. CHL’s United States shareholders received cash of $1.9966 for each 10 CHL ordinary shares held, being the US dollar value of the shares in Seashell II and Bombshell to which they would otherwise have been entitled. Both Seashell II and Bombshell shares have been admitted to trading on the Alternative Investment Market of the London Stock Exchange in the United Kingdom, and the companies’ primary stated objective is to invest in either one or more quoted or unquoted businesses. Their investment targets may have been set up by entrepreneurs who have good strategic plans and need financial backing to develop their business. The total value of the CHL dividend amounted to approximately $12 million.

Exhibit Index

Exhibit No.	Description
1.3	Amendments to the Articles of Association of Carlisle Holdings Limited effective October 21, 2004.

4.8	Schedule of Policies and Payments effective June 30, 2004 to Payment Agreement effective June 30, 2004 between AIG and OneSource Holdings, Inc.

4.18	Amendment 1, dated as of September 17, 2004, to the Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent.

4.19	Amendment 2, dated as of December 15, 2004, to the Credit Agreement dated March 17, 2004 among OneSource Holdings, Inc., Southern Management Co., and the subsidiaries of OneSource Holdings, Inc. party thereto as Borrowers and General Electric Capital Corporation as Lender and Agent.

8	List of subsidiaries.

12.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(a).

12.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(a).

13.1	Certifications by the principal executive officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code.

13.2	Certifications by the principal financial officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United State Code.

14	Consent of PricewaterhouseCoopers LLP (UK) to the incorporation by reference in the Registration Statements on Form S-8 (nos. 333-9178; 333-9828; 333-9830; and 333-9832) of their report relating to the consolidated financial statements of Carlisle Holdings Limited which appears in the Annual Report on Form 20-F for the year ended March 31, 2005.